Filed pursuant to Rule 424(b)(3)
Registration No. 333-126247
PROSPECTUS
OFFER TO EXCHANGE

Cash and shares of Class A common stock for up to 32,327 shares of 12.25% Senior Exchangeable Preferred Stock CUSIP No. 256069303	Cash and shares of Class A common stock for up to 135,029 shares of 13% Senior Exchangeable Preferred Stock CUSIP No. 256072505
and
CONSENT SOLICITATION

     We are offering to exchange cash and shares of our Class A common stock for up to 32,327 shares, or 70%, of our outstanding 12.25% Senior Exchangeable Preferred Stock and up to 135,029 shares, or 70%, of our outstanding 13% Senior Exchangeable Preferred Stock, subject to proration by series as described in this prospectus and upon the terms and subject to the conditions specified in this prospectus. The maximum aggregate number of validly tendered and not properly withdrawn shares of preferred stock that will be accepted in the exchange offer is 167,356 shares of preferred stock.
     Holders of our 12.25% preferred stock and our 13% preferred stock will receive, for each share of preferred stock validly tendered and not properly withdrawn (1) cash in the amount of $300.00 and (2) shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the ten trading day period ending on August 16, 2005, which is the second trading day prior to the scheduled expiration date of the exchange offer as described in this prospectus, of $844.00, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of preferred stock validly tendered and not properly withdrawn.
     If less than 32,327 shares of 12.25% preferred stock are validly tendered and not properly withdrawn, then the number of shares of 13% preferred stock subject to the exchange offer will be increased by a number equal to the difference between 32,327 and the number of shares of 12.25% preferred stock validly tendered and not properly withdrawn. If less than 135,029 shares of 13% preferred stock are validly tendered and not properly withdrawn, then the number of shares of 12.25% preferred stock subject to the exchange offer will be increased by a number equal to the difference between 135,029 and the number of shares of 13% preferred stock validly tendered and not properly withdrawn. If more than 32,327 shares of 12.25% preferred stock and 135,029 shares of 13% preferred stock are validly tendered and not properly withdrawn, shares of preferred stock tendered in the exchange offer will be subject to proration by series as described in this prospectus.
     We have entered into a support agreement, referred to in this prospectus as the “support agreement,” with holders that own in the aggregate approximately 63% of the outstanding shares of each series of preferred stock, referred to in this prospectus as the “locked-up holders,” pursuant to which the locked-up holders have agreed, among other things, to tender these shares of preferred stock. Any shares of preferred stock tendered pursuant to the support agreement will be treated as if those shares were validly tendered and not withdrawn pursuant to the exchange offer. If the conditions to the locked-up holders’ obligations to tender their shares are met, the minimum tender condition of the exchange offer will be satisfied. Shares of preferred stock tendered by locked-up holders will be accepted, subject to proration by series as described in this prospectus, along with shares validly tendered and not properly withdrawn by other holders of preferred stock tendering into the exchange offer. The consideration we will pay to the locked-up holders is the same as the consideration that we will pay to other holders of preferred stock in the exchange offer.
     We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. To amend the certificates of designation and obtain waivers of compliance by us with these provisions, we must receive consents from holders of a majority of the outstanding shares of each series of preferred stock. Tenders of shares of preferred stock in the exchange offer or pursuant to the support agreement will be deemed to constitute the delivery of consents to the proposed amendments and related waivers with respect to the shares of preferred stock tendered, and delivery of consents will be deemed to constitute tenders of shares of preferred stock in the exchange offer. Because the locked-up holders have agreed to tender approximately 63% of the outstanding shares of the 12.25% preferred stock and the 13% preferred stock, the requirement to obtain tenders and consents from holders of a majority of the outstanding shares of each series of preferred stock will be satisfied. We will not pay any additional consideration for these consents.
     The offer will expire on August 18, 2005 at 12:00 Midnight, New York City time, unless extended.
     Shares of our Class A common stock are quoted on the Nasdaq National Market under the symbol “DCEL,” and the last reported sale price per share on July 21, 2005 was $6.77.

       See “Risk Factors” beginning on page 11 for a discussion of issues that you should consider with respect to the exchange offer.

     You must make your own decision whether to consent and tender any shares in the exchange offer and, if you tender, the number of shares to tender. We do not make any recommendation as to whether holders of the preferred stock should consent and tender their shares in the exchange offer.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Houlihan Lokey Howard & Zukin Capital, Inc.
Dealer Manager and Solicitation Agent
The date of this Prospectus is July 22, 2005.

IMPORTANT NOTICE TO READERS
      The exchange offer is not being made to (nor will tenders of preferred shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the exchange offer is not in compliance with applicable laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
      The delivery of this prospectus shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs or the affairs of any of our subsidiaries or affiliates since the date hereof.
      You should rely only on the information contained in this prospectus. Dobson Communications Corporation has not authorized anyone to provide you with information or make any representation about the exchange offer or consent solicitation or Dobson Communications Corporation’s business that differs from or adds to that contained in this prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us, the dealer manager and solicitation agent or the information agent.

QUESTIONS AND ANSWERS ABOUT
THE EXCHANGE OFFER AND CONSENT SOLICITATION
      The following are some questions regarding the exchange offer and consent solicitation that you may have as a holder of our 12.25% preferred stock or 13% preferred stock, and the answers to those questions. We urge you to read the entire prospectus, including the section entitled “Risk Factors,” because the information in this section is not complete. Additional important information is contained in the remainder of this prospectus.
      All references to “Dobson Communications,” the “Company,” “we,” “our,” “ours” and “us” and similar terms are to Dobson Communications Corporation and its subsidiaries, unless the context otherwise requires. All references to “Dobson Cellular” are to Dobson Cellular Systems, Inc. and its subsidiaries, and all references to “American Cellular” are to American Cellular Corporation and its subsidiaries, in each case unless the context otherwise requires. Dobson Cellular and American Cellular are wholly owned subsidiaries of Dobson Communications.
      In addition, in this prospectus, we sometimes refer to our 12.25% preferred stock and 13% preferred stock collectively as the “preferred stock,” and we sometimes refer to the exchange offer and consent solicitation to be effected pursuant to the support agreement and the exchange offer and consent solicitation to be effected pursuant to this registration statement collectively as the “exchange offer.”
What is the purpose of the exchange offer and consent solicitation?
      We are making the exchange offer to reduce our long-term obligations by reducing or eliminating the fixed dividend burden imposed by the preferred stock and the obligation to redeem the outstanding preferred stock. In addition, the exchange offer will simplify our capital structure and improve the liquidity of our Class A common stock. As part of the exchange offer, we are seeking consents to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. These proposed amendments and waivers are intended to provide us with increased operational and financial flexibility.
What are the maximum and minimum number of shares of preferred stock being sought in the exchange offer?
      We are offering to exchange cash and shares of our Class A common stock for up to 32,327 shares of our 12.25% preferred stock and up to 135,029 shares of our 13% preferred stock. As of June 30, 2005 46,181 shares of 12.25% preferred stock were outstanding and 192,898 shares of 13% preferred stock were outstanding. Obtaining the consents necessary to amend the certificates of designation of the preferred stock and waive compliance by us with the provisions of these certificates of designation is a condition to the consummation of the exchange offer and requires the consent of the holders of a majority of the outstanding shares of each series of preferred stock. As a result, the exchange offer is conditioned upon the tender of a majority of the outstanding shares of each series of preferred stock.
      If less than 32,327 shares of 12.25% preferred stock are validly tendered and not properly withdrawn, then the number of shares of 13% preferred stock subject to the exchange offer will be increased by a number equal to the difference between 32,327 and the number of shares of 12.25% preferred stock validly tendered and not properly withdrawn. If less than 135,029 shares of 13% preferred stock are validly tendered and not properly withdrawn, then the number of shares of 12.25% preferred stock subject to the exchange offer will be increased by a number equal to the difference between 135,029 and the number of shares of 13% preferred stock validly tendered and not properly withdrawn.

      We have entered into the support agreement with the locked-up holders that own in the aggregate approximately 63% of the outstanding shares of each series of preferred stock pursuant to which the locked-up holders have agreed, subject to the conditions thereof, to tender those shares. If the conditions to the locked-up holders’ obligations to tender their shares into the exchange offer are met, the minimum tender condition for the exchange offer would be satisfied. Shares of preferred stock tendered by locked-up holders will be accepted, subject to proration by series as described in this prospectus, along with shares tendered and not properly withdrawn by other holders of preferred stock tendering in the exchange offer. The consideration we will pay to the locked-up holders is the same as the consideration that we will pay to other holders of preferred stock in the exchange offer.
What will I receive in the exchange offer if I tender shares of preferred stock and they are accepted?
      Holders of our 12.25% preferred stock and our 13% preferred stock will receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration as described in this prospectus:

•	cash in the amount of $300.00 and

•	shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the ten trading day period ending on August 16, 2005, of $844.00, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of preferred stock validly tendered and not properly withdrawn.
      For purposes of the exchange offer, the “volume weighted average price” will equal the volume weighted average price for our Class A common stock on the Nasdaq National Market from 9:30 a.m. to 4:00 p.m. (or such other times as are the official open and close of trading), New York City time, during the ten trading day period ending on August 16, 2005, as reported by Bloomberg Financial Services, rounded to the nearest whole cent. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL” and the last reported sale price per share of our Class A common stock on July 21, 2005 was $6.77.
      Holders may obtain information regarding the volume weighted average price of our Class A common stock during the averaging period by contacting the information agent. Contact details for the information agent are set forth on the back cover of this prospectus.
      No additional consideration will be paid on account of any accumulated, undeclared or unpaid dividends on shares of preferred stock that are tendered and accepted.
What happens if more than the maximum number of shares of preferred stock to be accepted in the exchange offer are validly tendered and not properly withdrawn in the exchange offer?
      If more than the maximum number of shares of preferred stock to be accepted in the exchange offer are validly tendered and not properly withdrawn, tendered shares of preferred stock will be subject to proration by series as described in this prospectus. Any shares of preferred stock tendered but not accepted because of proration will be returned to you.
      If proration of tendered shares of preferred stock is required, we will determine the final proration promptly after the expiration date of the exchange offer in a manner consistent with Rule 13e-4(f)(3) of the Securities Exchange Act of 1934. In the event the exchange offer for either series of preferred stock is over-subscribed, the number of shares to be accepted by us will be calculated for each holder by multiplying the total number of shares of that series of preferred stock to be accepted by us in the exchange offer by the number of shares of that series tendered by that holder and then dividing that product by the total number of shares of the series validly tendered. All amounts will be rounded up or down to the nearest whole share.
Will I receive accumulated, undeclared and unpaid dividends on the preferred stock I tender?
      No. You will not be paid any accumulated, undeclared and unpaid dividends if you elect to tender your shares of preferred stock in the exchange offer.

      Even if you do not tender your shares of preferred stock, you may not be paid any dividends on your shares of preferred stock in the foreseeable future. We have not paid cash dividends due on either series of preferred stock since the third quarter of 2004. As of June 30, 2005, the accumulated, undeclared and unpaid dividends were $119.44 per share on the 12.25% preferred stock and $120.61 per share on the 13% preferred stock.
What are the voting rights of the holders of our common stock?
      The holders of Class A common stock are entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock. The holders of Class B common stock are entitled to ten votes (other than certain votes in respect of a going private transaction in which they are entitled to one vote per share) for each share on all matters submitted to a vote of the holders of our common stock. Amendments to certain provisions of our certificate of incorporation require the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. On all other matters, the Class A common stock and the Class B common stock vote together as a single class, unless such vote is otherwise required by law or unless such matters alter or change the rights of a class of common stock so as to adversely affect holders of that class.
      In connection with our 2003 acquisition of the remaining equity interests in American Cellular Corporation, we agreed that the former holders of American Cellular’s 9.5% senior subordinated notes would have the right to designate two members of our board of directors for terms expiring in 2005 and 2006, and that upon the expiration of the respective terms of each such designated director, the holders of our Class A common stock, voting separately as a class, would be entitled to elect one director to our board of directors for a term of three years. One such director was elected by the holders of our Class A common stock at our 2005 annual meeting, for a term expiring in 2008, and the term of the other director designated by the American Cellular noteholders is scheduled to expire at our annual stockholders’ meeting in 2006.
Will the Class A common stock to be issued in the exchange offer be freely tradeable?
      Unlike shares of our preferred stock, which are not listed on a national securities exchange or quoted on an automated quotation system, shares of our Class A common stock to be issued in the exchange offer will be eligible for trading on the Nasdaq National Market. Generally, the Class A common stock you receive in the exchange offer will be freely tradeable, unless you are considered an “affiliate” of ours within the meaning of the Securities Act of 1933. For more information regarding the market for our common stock, see “Market Price of and Dividends on Common Stock.”
What is the consent solicitation?
      We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. Because the locked-up holders have agreed to tender approximately 63% of the outstanding shares of each series of preferred stock, the requirement to obtain tenders and consents from a majority of the outstanding shares of each series of preferred stock would be satisfied.
When will the proposed amendments to the certificates of designation become effective?
      In addition to approval by holders of preferred stock, the proposed amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the proposed amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at a special meeting of stockholders. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.
      If we complete the exchange offer, however, holders will have waived compliance by us with the voting rights and substantially all of the restrictive covenants in the certificates of designation for a period of 18 months from the expiration date.
Do I have to consent to tender my shares in the exchange offer?
      Yes. You must consent to tender your shares in the exchange offer.
Are the proposed amendments to the certificates of designation and related waivers and the consummation of the exchange offer dependent upon each other?
      Yes. The exchange offer will not be consummated unless consents have been received from the holders of a majority of the outstanding shares of each series of preferred stock. Similarly, the waivers will not be effective and the certificates of designation will not be amended unless the exchange offer has been completed. The proposed amendments to the certificates of designation also must be approved by the holders of our common stock.
How does the support agreement operate?
      We entered into the support agreement with the locked-up holders, representing approximately 63% of the outstanding shares of each series of preferred stock. The support agreement sets forth the terms and conditions of, and commitments of the locked-up holders with respect to, the exchange offer. Pursuant to the support agreement, the locked-up holders have agreed, subject to the conditions thereof, to tender their shares of preferred stock in the exchange offer and to consent to the proposed amendments and related waivers with respect to the shares of preferred stock tendered. The Class A common stock that the locked-up holders would receive will be “restricted securities” within the meaning of the Securities Act of 1933. We have agreed with the locked-up holders to file a registration statement, referred to in this prospectus as the “resale registration statement,” for the resale of such shares, as described below. Because the locked-up holders have agreed, subject to certain conditions, to tender approximately 63% of the outstanding shares of each series of preferred stock, the requirement to obtain tenders and consents from a majority of the outstanding shares of each series of preferred stock will be satisfied. The form of the support agreement is attached to this prospectus as Annex A. For a description of the support agreement, see “The Exchange Offer and Consent Solicitation — Description of Support Agreement.”
What are the conditions to the obligations of the locked-up holders to tender their shares of preferred stock in the exchange offer?
      The locked-up holders’ obligations under the support agreement are subject to satisfaction of the following conditions:

•	the preparation of documentation, in form and substance reasonably satisfactory to the locked-up holders, necessary to implement the exchange offer and the transactions contemplated by the support agreement, including, without limitation:

•	the offering materials (including the resale registration statement, the registration statement of which this prospectus forms a part and a registration rights agreement); and

•	the amended and restated certificate of designation for the 12.25% preferred stock and the amended and restated certificate of designation for the 13% preferred stock;

•	the absence of any “material adverse change” (as defined in the support agreement, a form of which is attached to this prospectus as Annex A) since June 2, 2005;

v

•	receipt or waiver by us of all material third party consents and approvals contemplated by the support agreement or otherwise required to consummate the transactions contemplated by the exchange offer;

•	the absence of any material breach of any of the covenants set forth in the support agreement;

•	the effectiveness of the resale registration statement covering the registration of our Class A common stock to be issued upon the exchange of preferred stock tendered by the locked-up holders on or about the time of the closing of the exchange offer;

•	the effectiveness of the registration statement of which this prospectus is a part; and

•	shares of our Class A common stock to be issued in the exchange offer have been approved for quotation on the Nasdaq National Market System upon notice of issuance.
May I tender only a portion of the shares of preferred stock that I hold?
      You do not have to tender all of your shares of preferred stock to participate in the exchange offer.
How do I tender my shares?
      If your shares are held through a broker or other nominee, you must instruct your broker or other nominee to tender on your behalf. For shares held through The Depository Trust Company, or DTC, we must receive, prior to the expiration date, a timely agent’s message through DTC’s automated tender offer program, or ATOP. If your shares are registered in your name, you must complete the enclosed letter of transmittal and consent and return it (and your share certificates) to the exchange agent at the address on the back cover of this prospectus prior to the expiration date of the exchange offer.
What do I do if I want to withdraw my shares from the exchange offer and revoke the related consents?
      You may properly withdraw any shares of preferred stock that you validly tender at any time prior to the expiration date, which is 12:00 Midnight, New York City time, on August 18, 2005, unless we extend it, by following the procedures described in this prospectus. In addition, you may withdraw any shares that you tender that are not accepted by us after the expiration of 40 business days after the commencement of the exchange offer.
      A proper withdrawal of tendered shares of preferred stock prior to the expiration date of the exchange offer will be deemed a valid revocation of the related consents. You may not validly revoke consents unless you validly withdraw the previously tendered shares.
      If you hold your shares through a bank or broker through the facilities of DTC, a withdrawal of shares of preferred stock and revocation of the related consent will be effective if you and your nominee comply with the appropriate procedures of DTC’s ATOP system prior to the expiration date of the exchange offer or if your shares are not previously accepted by us, after the expiration of 40 business days after the commencement of the exchange offer. Any notice of withdrawal must identify the shares of preferred stock to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC. If you have paper certificates for your shares that are registered in your name, to withdraw your shares from the exchange offer and revoke the related consents, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus prior to the expiration date or, if your shares are not previously accepted by us, after the expiration of 40 business days after the commencement of the exchange offer. Your notice of withdrawal must comply with the requirements set forth in this prospectus.
When will I receive the consideration for tendering my shares of preferred stock in the exchange offer?
      If the exchange offer is not earlier extended, amended or terminated, we will, on the first business day following the expiration date, if all conditions to the exchange offer are satisfied or waived by us, in our sole discretion, accept for payment, subject to proration by series as described in this prospectus, all shares validly tendered and not properly withdrawn at 9:00 a.m., New York City time (or as promptly as practicable thereafter), by notifying DTC and the exchange agent of our acceptance. We will then issue a press release announcing that fact, and the applicable consideration will be paid promptly after the closing of the exchange offer.
What rights would I lose if I tender my shares of preferred stock in the exchange offer?
      If you validly tender your shares of preferred stock and we accept them for exchange, you would lose the rights of a holder of preferred stock, which are described in this prospectus under the heading “Description of Capital Stock.” For example, you would lose the right to receive quarterly dividends, when, if and as declared by the board of directors. However, as noted above, you may not receive any dividends on your shares of preferred stock for the foreseeable future. You would also lose the right to receive, out of the assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the preferred stock (including common stock), a liquidation preference in the amount of $1,000 per share of preferred stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of Dobson Communications or at the redemption date for the series of preferred stock.
Are we making a recommendation regarding whether you should tender in the exchange offer or consent to the proposed amendments and waivers?
      None of our board of directors, the dealer manager and solicitation agent, the information agent or the exchange agent has made any recommendation to any holder of shares of preferred stock as to whether you should tender shares into the exchange offer and provide consent pursuant to the consent solicitation. You must make your own investment decision regarding the exchange offer based upon your own assessment of the market value of the preferred stock, the likely value of the Class A common stock you may receive (including shares of Class A common stock you may receive as a result of the proration procedures described in this prospectus), your liquidity needs, your investment objectives and any other factor you deem relevant.
What are the conditions to the closing of the exchange offer?
      Our obligation to close the exchange offer is conditioned upon:

•	the effectiveness of the registration statement of which this prospectus forms a part;

•	there being validly tendered and not properly withdrawn a majority of the outstanding shares of each series of preferred stock;

•	approval by holders of our common stock of the issuance of the shares of Class A common stock in the exchange offer;

•	the effectiveness of the resale registration statement covering shares of our Class A common stock to be issued upon the exchange of shares of preferred stock tendered by the locked-up holders on or about the time of the closing of the exchange offer; and

•	the other closing conditions described in “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”
      We may waive certain conditions to this exchange offer. If any condition or obligation to close the exchange offer is not satisfied or waived, we will not accept for exchange any validly tendered shares of preferred stock. For more information regarding the conditions to the exchange offer (including conditions we cannot waive), see the section of this exchange offer prospectus entitled “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”
      We have obtained approval for the issuance of the shares of Class A common stock in connection with the exchange offer from Dobson CC Limited Partnership, which has a majority of the total voting power of our common stock.

How do I consent to the proposed amendments and waivers?
      By tendering your shares of preferred stock in accordance with the procedures described in this prospectus, you will also be giving your consent.
Will I receive any additional consideration for giving my consent?
      No. You will not receive any additional consideration for providing your consent.
If I decide not to tender, how will the exchange offer affect my shares of preferred stock?
      If you decide not to tender your shares of preferred stock in the exchange offer and we complete the exchange offer, you will not have the benefit of the voting rights, other than voting rights required by law, or substantially all restrictive covenants applicable to your preferred stock for a period of 18 months. In addition, if the proposed amendments to the certificates of designation are approved by our common stockholders, these voting rights and restrictive covenants will not be applicable after that 18 month period if there are less than an aggregate of 15,000 shares of 12.25% preferred stock and 13% preferred stock outstanding. Furthermore, if we complete the exchange offer and thereby reduce the number of outstanding shares of each series of preferred stock, the liquidity of your preferred stock likely will be adversely affected.
Will the exchange offer close even if I do not tender my shares of preferred stock?
      Yes. If the conditions to the obligations of the locked-up holders to tender are satisfied, a majority of the outstanding shares of each series of preferred stock will be tendered and we will be able to consummate the exchange offer.
When will the exchange offer expire?
      The exchange offer is currently scheduled to expire on August 18, 2005; however, we may extend the exchange offer from time to time as necessary until all the conditions to the exchange offer have been satisfied or, where permissible, waived.
How will I be notified if the exchange offer is extended, amended or terminated?
      If the exchange offer is extended, amended or terminated, we will promptly notify DTC and make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. For more information regarding notification of extensions, termination or amendments, see “The Exchange Offer and Consent Solicitation — Extension, Termination and Amendment.”
Will I have to pay any fees or commissions for participating in the exchange offer?
      If you hold physical share certificates and you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
Under what circumstances can the exchange offer be extended, amended or terminated?
      We expressly reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or the information contained in this prospectus or if we waive a material condition to the exchange offer. During any extension of the exchange offer, shares of preferred stock that were previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer, at any time prior to the expiration of the exchange offer, if any condition to the exchange offer is not met. If the exchange offer is terminated, no shares of preferred stock will be accepted for exchange and any shares of preferred stock that have been tendered will be returned to the holder promptly after the termination. For more information regarding our right to extend, terminate or amend the exchange offer, see “The Exchange Offer and Consent Solicitation — Extension, Termination and Amendment.”
What are the federal income tax consequences of tendering my shares and giving my consent to the proposed amendments and waivers?
      Please see the section of this prospectus entitled “Material U.S. Federal Income Tax Considerations” for a summary of some of the important tax consequences of tendering your shares. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.
Where can I find more information about Dobson Communications?
      You can find more information about Dobson Communications from various sources described under “Where You Can Find More Information.”
Who do I call if I have any questions on how to tender my shares of preferred stock or any other questions relating to the exchange offer?
      Questions and requests for assistance may be directed to the information agent at its contact details set forth on the back cover of this prospectus. Requests for additional copies of this prospectus and the letter of transmittal and consent also may be directed to the information agent.
      Questions relating to the tender of physical share certificates should be directed to the exchange agent at its contact details set forth on the back cover.

SUMMARY
      The following summary highlights the information contained elsewhere in this prospectus and is provided for your convenience. This summary is not intended to be complete and it may not contain all of the information that may be important to you.
      We urge you to read the following summary together with the more detailed information and financial statements and the related notes that are included elsewhere in this prospectus. We encourage you to read the entire prospectus, including the section entitled “Risk Factors” and the financial statements and related notes included herein.
Dobson Communications
      We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to major metropolitan statistical areas, or MSAs, that are characterized by a high concentration of expressway corridors and roaming activity.
      At March 31, 2005, our wireless telephone systems covered a total population, or POPs, of 11.8 million in 16 states, and we had approximately 1.6 million subscribers with an aggregate market penetration of 13.5%. We offer digital voice and feature services to all of our covered population through our Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Time Division Multiple Access, or TDMA, digital network. In 2004, we deployed GSM/ GPRS and Enhanced Data for GSM Evolution, or EDGE, digital technology on our network, which enables us to offer enhanced wireless data services. For the three months ended March 31, 2005, we had total revenue of $271.8 million, net loss applicable to common stockholders of $25.4 million and net loss applicable to common stockholders per common share of $0.19. At March 31, 2005, we had $2.5 billion of borrowings from notes and stockholders’ equity of $29.7 million.
Competitive Strengths
      We believe our competitive strengths include the following:
      Substantial Size and Scale. Dobson Communications is one of the largest rural and suburban providers of wireless communications services in the United States. We had total revenue of $271.8 million for the three months ended March 31, 2005.
      Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/ GPRS/ EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans and enhanced data offerings.
      Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have an average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near MSAs that have networks operated by our primary roaming partners, Cingular Wireless and AT&T Wireless. AT&T Wireless was acquired by Cingular Wireless in October 2004 and renamed New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services by its former name, AT&T Wireless. We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.
      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. In 2004, we deployed GSM/ GPRS/ EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners that utilize GSM/ GPRS/ EDGE technology.
      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.8 million as of March 31, 2005. We have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.
      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, system design, engineering, purchasing, financial, administrative and billing functions. We believe our increased scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.
Strategy
      The key elements of our strategy are:
      Drive ARPU Growth through GSM Migration. During 2004, we completed the deployment of our GSM/ GPRS/ EDGE network in substantially all of our markets and are currently marketing primarily GSM/ GPRS/ EDGE products. Our average revenue per unit, or ARPU, for GSM/ GPRS/ EDGE subscribers has been, and we expect it will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM/ GPRS/ EDGE product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services.
      Locally Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force, independent dealers and third party resellers, all of which foster a strong community presence for our products and operations.
      Strategic Roaming Relationships. We have developed strategic relationships with Cingular Wireless and AT&T Wireless, which operate wireless systems in MSAs near our wireless systems. These roaming agreements allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with Cingular Wireless and AT&T Wireless designate us as the preferred provider of roaming service in substantially all of our markets where they do not have a network, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of our roaming partners as “home” territories.
      Implementation of GSM/ GPRS/ EDGE Technology. In 2004, we deployed GSM/ GPRS/ EDGE technology over substantially our entire network. GSM/ GPRS/ EDGE technology is the digital technology being used by our primary roaming partners, Cingular Wireless and AT&T Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/ GPRS/ EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless and AT&T Wireless as they continue to convert their subscriber base to service plans utilizing GSM/ GPRS/ EDGE technology.
      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.
      Introduce Enhanced Products and Services. We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including Blackberry handheld devices, which we launched in late 2004 in many of our markets.
      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.
Recent Developments
      We recently announced preliminary results for our second quarter ended June 30, 2005. Although complete financial information for the quarter is not available, the following is a summary of the preliminary results, which are unaudited.
      We expect to report approximately 131,500 total gross subscriber additions for the second quarter of 2005, compared with 122,000 gross additions for the first quarter of 2005 and 107,000 gross subscriber additions for the second quarter of 2004.
      Postpaid customer churn is expected to be approximately 2.25 percent for the second quarter of 2005, compared with 2.43 percent for the first quarter of 2005 and 1.68 percent for the second quarter of 2004.
      Based on preliminary estimates, we expect to report a net subscriber reduction of approximately 1,100 for the second quarter of 2005, reflecting a decline in our postpaid customer base of 9,000. We reported net subscriber reductions of 18,800 for the first quarter of 2005, reflecting a decline in our postpaid customer base of 28,500. For the second quarter of 2004, we reported 7,200 net subscriber additions and a reduction of 400 postpaid subscribers.
      As of June 30, 2005, approximately 47 percent of our 1.6 million subscribers were on GSM calling plans, compared with 35 percent at March 31, 2005.
      Based on preliminary estimates, we expect that ARPU for the second quarter of 2005 will be approximately $45.25, compared with ARPU of $42.94 for the first quarter of 2005 and $40.03 for the second quarter last year.
      We expect to report approximately 517 million roaming minutes of use, or MOUs, for the second quarter of 2005, compared with pro forma roaming MOUs of 384 million for the second quarter of 2004 and 395 million for the first quarter of 2005. These roaming MOUs reflect same-store results, including acquisitions in all reporting periods.

      We also reported that we continue to discuss with Cingular Wireless our existing roaming agreements with Cingular Wireless and AT&T Wireless and the possibility of amending those agreements. Depending on the outcome of those discussions, revised outcollect and incollect roaming rates could be applied in the second quarter of 2005. If revised rates were applied, this would likely result in a reduction in both roaming revenue and roaming expense beginning in the second quarter of 2005, compared to the amounts that would be reported if revised rates were not applied. There can be no assurance that any agreement will be entered into with Cingular Wireless.

      We were incorporated in Oklahoma on February 3, 1997. Our principal executive offices are located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Our telephone number is (405) 529-8500.

The Exchange Offer and Consent Solicitation
      The following summary of the exchange offer is provided for your convenience. This summary is not intended to be complete. You should read and consider carefully the more specific details contained elsewhere in this prospectus and the related letters of transmittal and consents.

General	Subject to proration by series as described in this prospectus and upon the terms and subject to the conditions set forth in this exchange offer, we are offering to exchange shares of our Class A common stock and cash for up to 32,327 shares, or 70%, of our outstanding 12.25% preferred stock and up to 135,029 shares, or 70%, of our outstanding 13% preferred stock and soliciting consents from holders of preferred stock to:

• amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding; and

• waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer.

Tenders of shares of preferred stock in the exchange offer will be deemed to constitute the delivery of consents to the proposed amendments and related waivers with respect to the shares of preferred stock tendered, and delivery of consents will be deemed to constitute tenders of shares in the exchange offer. Holders of shares of preferred stock may not tender shares in the exchange offer without delivering consents or deliver consents without tendering shares. Accordingly, if the exchange offer is consummated, holders of shares validly tendered in the exchange offer and not validly withdrawn will receive the exchange offer consideration as described below. Because the locked-up holders have agreed to tender approximately 63% of the outstanding shares of each series of preferred stock, the requirement to obtain tenders and consents from a majority of the holders of outstanding shares of each series of preferred stock will be satisfied.

Purpose of the Exchange Offer	We are making the exchange offer to reduce our long-term obligations by reducing or eliminating the fixed dividend burden imposed by the preferred stock and the obligation to redeem the outstanding preferred stock. In addition, the exchange offer will simplify our capital structure and improve the liquidity of our Class A common stock. As part of the exchange offer, we are seeking consents to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. These proposed amendments and waivers are intended to provide us with increased operational and financial flexibility.

The Exchange Offer Consideration	Holders of our 12.25% preferred stock and our 13% preferred stock will receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration as described in this prospectus:

• cash in the amount of $300.00 and

• shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the ten trading day period ending on August 16, 2005, of $844.00, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of preferred stock validly tendered and not properly withdrawn.

For purposes of the exchange offer, the “volume weighted average price” will equal the volume weighted average price for our Class A common stock on the Nasdaq National Market from 9:30 a.m. to 4:00 p.m. (or such other times as are the official open and close of trading), New York City time, during the ten trading day period ending on August 16, 2005, as reported by Bloomberg Financial Services, rounded to the nearest whole cent. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL.”

Proration	If more than the maximum number of shares of preferred stock to be accepted in the exchange offer are validly tendered and not properly withdrawn, tendered shares of preferred stock will be subject to proration by series as described in this prospectus. Any shares of preferred stock tendered but not accepted because of proration will be returned to you.

If proration of tendered shares of preferred stock is required, we will determine the final proration promptly after the expiration date of the exchange offer in a manner consistent with Rule 13e-4(f)(3) of the Securities Exchange Act of 1934. In the event the exchange offer for either series of preferred stock is over-subscribed, the number of shares to be accepted by us will be calculated for each holder by multiplying the total number of shares of that series of preferred stock to be accepted by us in the exchange offer by the number of shares of that series tendered by that holder and then dividing that product by the total number of shares of the series validly tendered. All amounts will be rounded up or down to the nearest whole share.

Expiration Date	The offer will expire at 12:00 Midnight, New York City time, on August 18, 2005, unless extended or earlier terminated by us.

Accrued Dividends on Preferred Stock	You will not be paid any accumulated, undeclared and unpaid dividends if you tender your shares of preferred stock in the exchange offer. Even if you do not tender your shares of preferred stock, you may not be paid dividends on your shares of preferred stock in the foreseeable future. We have not paid cash dividends due on either series of preferred stock since the third quarter of 2004.

The Consent Solicitation	We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. To amend the certificates of designation and obtain a waiver of compliance by us with these provisions, we must receive consents from holders of a majority of the outstanding shares of each series of preferred stock.

In addition to approval by holders of the preferred stock, the amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at a special meeting of stockholders which we intend to hold later in 2005. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.

If we complete the exchange offer, however, holders will have waived compliance by us with the voting rights and substantially all of the restrictive covenants in the certificates of designation for a period of 18 months from the expiration date. The waivers will be effective for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments become effective and (2) 18 months from the expiration date.

The proposed amendments will:

• eliminate the restriction on our ability to repurchase, redeem or retire securities that rank equal in right of payment with the preferred stock, referred to in this prospectus as “parity securities,” while dividends on the preferred stock are unpaid;

• revise the restriction on our ability to pay dividends on parity securities without paying dividends on the preferred stock to allow us to pay dividends in additional parity or junior securities (payment in kind);

• make the following covenants inapplicable to us for a period of 18 months from the expiration date:

- the right of holders to elect two directors to our board of directors if dividends are in arrears and unpaid for four quarterly periods;

- the limitation on indebtedness;

- the limitation on senior subordinated indebtedness;

- the limitation on liens;

- the limitation on restricted payments;

- the limitation on dividend and other payment restrictions affecting restricted subsidiaries;

- the limitation on the issuance and sale of capital stock of restricted subsidiaries;

- the limitation on transactions with stockholders and affiliates;

- the limitation on asset sales;

- the limitation on senior preferred stock;

- the requirement of reports to holders; and

- the limitation on consolidation, merger and sale of assets.

After 18 months from the expiration date, the 12.25% preferred stock and the 13% preferred stock would be entitled to voting rights and restrictive covenants as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding. The voting rights and restrictive covenants would be identical in all material respects to the current voting rights and restrictive covenants for the respective series of preferred stock, except as described above and except that the limitations on indebtedness, restricted payments, dividends and other payment restrictions affecting our restricted subsidiaries, and consolidations, mergers and sales of assets would not be applicable if those actions are otherwise permitted by the covenants under one or more of the instruments governing our senior unsecured debt outstanding on the 18 month anniversary of the expiration date.

In addition, holders of a majority of the 12.25% preferred stock and 13% preferred stock, voting together as a single class, will be able to waive compliance with or amend the terms of any of the covenants in the certificates of designation.

Withdrawal Rights	You may withdraw any shares tendered in the exchange offer and revoke related consents previously delivered in the consent solicitation at or prior to 12:00 Midnight, New York City time, on the expiration date by following the procedures described in this prospectus. In addition, you may withdraw any shares that you tendered that are not accepted by us after the expiration of 40 business days after the commencement of the exchange offer.

A proper withdrawal of tendered shares of preferred stock prior to the expiration date will be deemed a valid revocation of the related consent. You may not validly revoke a consent unless you validly withdraw the previously tendered shares. See “The Exchange Offer and Consent Solicitation — Withdrawal of Tenders and Revocation of Consents.”

Conditions to the Offer	Our obligation to consummate the exchange offer is conditioned upon:

• the effectiveness of the registration statement of which this prospectus forms a part;

• there being validly tendered and not properly withdrawn a majority of the outstanding shares of each series of preferred stock;

• approval by holders of our common stock of the issuance of the shares of Class A common stock in the exchange offer in compliance with Nasdaq National Market requirements;

• the effectiveness of the resale registration statement covering the shares of our Class A common stock to be issued upon the exchange of shares of preferred stock by the locked-up holders on or about the time of the closing of the exchange offer; and

• the other closing conditions described in “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”

We may waive certain conditions of this exchange offer. If any condition is not satisfied or waived, we will not accept and exchange any validly tendered shares of preferred stock.

We have obtained approval for the issuance of the shares of Class A common stock in connection with the exchange offer from Dobson CC Limited Partnership, which has a majority of the voting power of our common stock.

Consequences of Failure to Exchange	If you decide not to tender your shares of preferred stock in the exchange offer and we complete the exchange offer, you will not have the benefit of the voting rights, other than voting rights required by law, or substantially all restrictive covenants applicable to your series of preferred stock for a period of 18 months. In addition, if the proposed amendments to the certificates of designation are approved by our common stockholders, these voting rights and restrictive covenants will not be applicable after that 18 month period if there are less than an aggregate of 15,000 shares of 12.25% preferred stock and 13% preferred stock outstanding. Furthermore, if we complete the exchange offer and thereby reduce the number of outstanding shares of each series preferred stock, the liquidity of your preferred stock likely will be adversely affected.

No Appraisal Rights	You do not have dissenters’ rights or appraisal rights with respect to the exchange offer.

Material U.S. Federal Income Tax Considerations	For a summary of the federal income tax considerations applicable to the exchange offer, see “Material U.S. Federal Income Tax Considerations.”

Brokerage Commissions	You are not required to pay any brokerage commissions to the dealer manager and solicitation agent. If your shares of preferred stock are held through a broker or other nominee who tenders your shares of preferred stock on your behalf, your broker may charge you a commission for doing so.

Dealer Manager and Solicitation Agent	Houlihan Lokey Howard & Zukin Capital, Inc.

Information Agent	Bondholder Communications Group.

Exchange Agent	UMB Bank, N.A.

Further Information	Additional copies of this prospectus and other materials and information related to the exchange offer may be obtained by contacting the information agent. For questions regarding the procedures to be followed for the tender of paper certificated shares, please contact the exchange agent. The contact information for these parties is set forth on the back cover of this prospectus.
Risk Factors
      Prior to deciding whether to participate in the exchange offer, you should carefully consider all of the information contained in this prospectus, including the information set forth under the heading “Risk Factors.”

RISK FACTORS

      You should carefully consider the risks and uncertainties described throughout this prospectus, including those described below, before you decide whether to tender your shares and deliver your consent in the exchange offer.
Risks Related to the Exchange Offer

The proposed amendments to the certificates of designation and waivers will eliminate many protections intended for the benefit of holders of the preferred stock.
      The proposed amendments to the certificates of designation governing each series of preferred stock will, subject to common stockholder approval, eliminate all voting rights, other than voting rights required by law, and substantially all restrictive covenants applicable to such series of preferred stock for a period of at least 18 months from the expiration date. In addition, the waivers of compliance by us with these provisions of the certificates of designation will enable us to avoid complying with these provisions for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments (which also must be approved by our common stockholders) become effective and (2) 18 months from the expiration date. See “The Exchange Offer and Consent Solicitation — The Proposed Amendments” for a description of the proposed amendments to the certificates of designation.
      If we complete the exchange offer, the terms of the preferred stock will afford significantly less protection to holders than that currently set forth in the certificates of designation and each share of preferred stock that remains outstanding after the closing of the exchange offer, including shares that are not tendered and shares remaining after any proration procedure, will be subject to the waivers and the proposed amendments.

The exchange offer could adversely impact our liquidity and our ability to make restricted payments under our debt documents.
      We will use a significant amount of our current cash balance to fund the cash portion of the exchange offer. As a result of this decrease in liquidity, our ability to finance our operations or fund future growth opportunities could be adversely affected. In addition, the cash component of the exchange offer represents a significant portion of the amounts currently available to fund equity repurchases or other “restricted payments” under the terms of our debt instruments. As a result, following the exchange offer, we may be limited in our ability to pursue other opportunities to repurchase our equity on favorable terms or make other restricted payments that might otherwise be advantageous to us.

The trading price of our Class A common stock may be volatile and securities class actions resulting from such volatility may have a material impact on the financial condition and operating results of our business.
      The trading price of our Class A common stock has in the recent past and may in the future fluctuate substantially as a result of periodic variations in the actual or anticipated financial results of our businesses or of other companies in the telecommunications industry. In addition, the stock market has experienced price and volume fluctuations due to a number of factors that have affected the trading price of many telecommunications company stocks. These fluctuations have sometimes been unrelated or disproportionate to the operating performance of these companies. Fluctuations such as these have affected and are likely to continue to affect the trading price of our Class A common stock. For example, during the year ended December 31, 2004, the high and low closing sale prices per share of our Class A common stock on the Nasdaq National Market were $8.01 and $1.10, respectively.
      Securities class actions have often been instituted against companies following periods of volatility and decline in the trading prices of such companies’ securities. In the Fall of 2004, a number of lawsuits were filed against us and several of our officers and directors. These lawsuits allege violations of, among other things, the securities laws. We intend to defend these actions vigorously. However, such litigation could result in substantial costs and have a material impact on the financial condition and operating results of our business.

We could be required to pay substantial damages, including compensatory damages, attorneys’ fees and other costs as a result of these lawsuits. See “Business — Legal Proceedings.”

All of our debt obligations and our senior capital stock, including all shares of preferred stock that remain outstanding after the exchange offer, will have priority over our Class A common stock with respect to payment in the event of a liquidation, dissolution or winding up.
      In any liquidation, dissolution or winding up of Dobson Communications, our Class A common stock would rank below all debt claims against Dobson Communications and all of our outstanding shares of preferred stock, including the shares of preferred stock that are not tendered and accepted by us in the exchange offer. As a result, holders of our Class A common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

By tendering your shares of preferred stock, you will lose your right to receive any dividend payments on your series of preferred stock and the redemption payment.
      Holders of shares of our preferred stock are entitled to quarterly dividends, which are paid when, if and as declared by our board of directors, and mandatory redemption at maturity. If your shares of preferred stock are validly tendered and accepted for exchange, you will lose the right to receive any dividend payments that might be made after completion of the exchange offer. You would also lose the right to receive, out of the assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the preferred stock (including common stock), a liquidation preference in the amount of $1,000 per share of preferred stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of Dobson Communications or at the redemption date for the series of preferred stock.

The trading price of our Class A common stock may decline due to future issuances of shares.
      As of June 30, 2005, there were 114,684,533 shares of our Class A common stock outstanding. In addition, there were:

•	19,418,021 shares of our Class B common stock outstanding, which are convertible into shares of our Class A common stock on a one-for-one basis;

•	options to purchase 12,109,810 shares of Class A common stock (or shares convertible into Class A common stock) outstanding;

•	4,244,768 shares of Class A common stock reserved for issuance for future awards under our equity compensation plans; and

•	14,004,068 shares of Class A common stock reserved for issuance upon conversion of outstanding shares of Series F convertible preferred stock. The conversion ratio of the Series F preferred stock is subject to adjustment if we issue shares of our Class A common stock at less than 95% of market value, which would increase the number of shares of Class A common stock issuable upon conversion of the Series F preferred stock. The issuance of shares of Class A common stock in the exchange offer may result in such an adjustment to the Series F preferred stock conversion ratio.
      The issuance or expected issuance of a large number of shares of our Class A common stock at any time after the date of this prospectus could negatively affect the trading price of our Class A common stock.

Our certificate of incorporation, bylaws and the Oklahoma General Corporation Act contain provisions that could discourage an acquisition or change of control of our company.
      The Oklahoma Business Combination Statute, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent directors. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices.

Shares of preferred stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer.
      Following consummation of the exchange offer, the trading market for the remaining outstanding shares of preferred stock may be less liquid and market prices may fluctuate significantly depending on the volume of trading in shares of preferred stock. Furthermore, a security with a smaller “float” may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a larger float. This decreased liquidity may also make it more difficult for holders of shares of preferred stock that do not tender to sell their shares.
Risks Related to Our Business and Industry

We have a history of net losses. We may incur additional losses in the future and our operating results have and could continue to fluctuate significantly on a quarterly and annual basis.
      We sustained losses from continuing operations of $23.3 million for the three months ended March 31, 2005, $15.1 million for the three months ended March 31, 2004, $52.1 million for the year ended December 31, 2004 and $50.7 million for the year ended December 31, 2003. We may incur additional losses during the next several years while we continue to expend funds to develop our wireless systems and grow our subscriber base.
      In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside of our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless systems, and fluctuations in the demand for our services. We cannot assure you that we will achieve or sustain profitability.

We depend on roaming revenue for a substantial portion of our total revenue. If our long-term roaming agreements are terminated or the terms of such arrangements become less favorable to us, or the amount of roaming traffic under these agreements decrease materially, our business could be harmed.
      Our roaming revenue accounted for approximately 20% of our operating revenue for the three months ended March 31, 2005, 18% of our operating revenue for the three months ended March 31, 2004, 20% of our operating revenue for the year ended December 31, 2004 and 27% of our operating revenue for the year ended December 31, 2003. Cingular Wireless and AT&T Wireless in the aggregate accounted for approximately 85% of our roaming revenue for the three months ended March 31, 2005, 83% for the three months ended March 31, 2004, 84% for the year ended December 31, 2004 and 80% of our roaming revenue for the year ended December 31, 2003. Our roaming partners, including Cingular Wireless and AT&T Wireless, can prohibit or limit their subscribers from roaming on our network at any time. We have experienced, and may in the future experience, declines in our roaming traffic as a result of our roaming partners limiting the ability of their subscribers to roam on our network, particularly in areas where they also provide wireless services. The loss of this roaming traffic could adversely affect our results. In addition, with the exception of our roaming agreements with Cingular Wireless and AT&T Wireless, our roaming agreements do not prohibit our roaming partners from entering into preferred roaming relationships with our competitors. Also, with the exception of our roaming agreements with AT&T Wireless, our roaming agreements do not prohibit our roaming partners from competing directly with us in our markets.
      Dobson Cellular’s roaming agreement with AT&T Wireless is scheduled to expire in July 2008. American Cellular’s roaming agreement with AT&T Wireless for TDMA is scheduled to expire in February 2020, although roaming rates are established only through June 2007, and its agreement for GSM is scheduled to expire in July 2008. Cingular Wireless may terminate our preferred roaming provider status if we fail to maintain certain technical and quality standards or otherwise breach our roaming agreement with it. Our roaming agreement with Cingular Wireless is scheduled to expire on December 31, 2011. AT&T Wireless may terminate our preferred roaming provider status and the noncompetition provisions of our roaming agreement if we (a) fail to timely complete our build-out of our GSM network, (b) fail to meet certain technical and quality standards or (c) otherwise breach our roaming agreements with it. To the extent these roaming partners terminate our preferred roaming status, enter into preferred roaming agreements with our competitors or compete against us in our markets, it may materially adversely affect our roaming revenue.
      Our roaming partners may terminate their agreements with us if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use. Moreover, we cannot assure you that any of our roaming agreements will not be terminated or renegotiated on terms that are less favorable to us. In addition, these agreements provide for scheduled declining roaming rates over the next several years.
      In addition, the loss of subscribers by Cingular Wireless or AT&T Wireless could adversely affect our revenue because their loss of customers means that there may be fewer subscribers to roam on our networks.

The merger of Cingular Wireless and AT&T Wireless has created uncertainty as to our roaming and operating agreements with Cingular Wireless and AT&T Wireless.
      Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. We are parties to GSM/ GPRS/ EDGE and TDMA roaming and operating agreements with both Cingular Wireless and AT&T Wireless. The roaming rates under the AT&T Wireless agreements are generally lower than the rates under the Cingular Wireless agreement. The AT&T Wireless agreements provide for exclusivity and other operational provisions not in the Cingular Wireless agreement. Although it is not certain what effect this merger will ultimately have on our existing roaming agreements, Cingular Wireless may effect certain restructurings of its operating subsidiaries in an attempt to make the terms of the AT&T Wireless roaming agreement applicable to all Cingular Wireless customers. Such a result would revise the roaming rates currently applicable to roaming between us and Cingular Wireless. However, we do not believe such an occurrence would have a material adverse effect on our overall business or results of operations. See “Summary — Recent Developments.”
      In addition, the combined Cingular Wireless and AT&T Wireless GSM network covers approximately 36% of our covered POPs. We generate significant roaming revenue from both Cingular Wireless and AT&T Wireless. The combination of Cingular Wireless and AT&T Wireless has resulted in fewer areas where the combined companies will need to utilize our network to allow its customers to roam. The combination has, and will continue to have, an impact on the volume and growth of roaming minutes we receive from Cingular Wireless and AT&T Wireless.
      We and Cingular Wireless continue to discuss possible revisions to our existing roaming and operating agreements with Cingular Wireless and AT&T Wireless. Such revised agreements, if entered into, could materially alter or completely replace the existing roaming and operating agreements between the parties.

We depend on roaming partners to provide service for our subscribers who travel outside of our coverage areas.
      We rely on agreements with other wireless communications service providers to provide roaming capabilities to our customers in the areas of the United States that our network does not serve. We may not be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we provide, the prices of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that are available within our network.

Our implementation of a new technology has resulted in network capacity constraints, heightened customer churn and increased costs.
      Our networks currently utilize two distinct digital voice technologies — GSM/ GPRS/ EDGE and TDMA. During 2004, we deployed GSM/ GPRS/ EDGE technology on substantially all of our networks.

GSM/ GPRS/ EDGE has become the predominant global standard. However, we have experienced and may continue to experience general periodic technical difficulties and network coverage issues as we implement GSM/ GPRS/ EDGE, which may adversely affect the reliability of our network and the quality of our service. In addition, we have expended, and may need to continue to expend additional capital to address these reliability issues, which may include costs associated with engineering, additional equipment and the need for additional spectrum in certain markets. These costs may be significant. As customers migrate from TDMA to GSM/ GPRS/ EDGE service, some have perceived shortcomings in the coverage and quality of GSM/ GPRS/ EDGE service which in some cases has led them to switch from our service to the offerings of a competitor, thereby increasing our churn rate. Increased churn rates may adversely affect our revenues and profitability and may damage our reputation, which could affect our ability to attract new subscribers. In addition, network quality issues could affect our roaming arrangements. We have experienced network capacity constraints relating to the initial migration of our TDMA customers to GSM/ GPRS/ EDGE and continue to attempt to address these issues. To the extent we are required to spend significant amounts on our network, we will have less money available for marketing and subscriber acquisition activities, which would affect the number of new subscribers.

Our transition from TDMA to next generation technologies could continue to have a negative impact on customer satisfaction and retention and our financial results.
      During 2004, we completed overlaying GSM/ GPRS/ EDGE networks on our existing TDMA networks, and our customers using TDMA handsets have begun migrating to handsets using the upgraded technology. As these customers migrate and as roaming usage by our roaming partners’ GSM/ GPRS/ EDGE or TDMA customers increases, we must allocate spectrum and capacity based on anticipated customer usage of the existing and new technologies. If we do not allocate spectrum and capacity appropriately, our service quality could suffer, and our customer satisfaction and retention could decrease, which could have an adverse effect on our results of operations. In addition, as our current customers migrate from TDMA handsets to GSM/ GPRS/ EDGE handsets, our cost of equipment may increase as a result of increases in handset subsidies that we give to subscribers purchasing new handsets. In addition, transitioning spectrum capacity from TDMA networks to GSM/ GPRS/ EDGE networks also leads to increases in equipment costs. In certain markets, we may need additional spectrum. We cannot assure you that additional spectrum will be available on acceptable terms or that we will have sufficient sources of financing.
      Further, reliance on our customer service functions may increase as we upgrade our wireless systems. Our inability to timely and efficiently meet the demands for these services could lead to customer dissatisfaction and decreased retention. We may also experience increased billing and technical support costs as a result of maintaining both TDMA and upgraded networks in our service areas, which would adversely affect our results of operations.

As we dedicate more resources to new GSM/ GPRS/ EDGE voice technology, our TDMA offerings could become less attractive, resulting in a loss of customers and reduced profitability.
      We expect to continue operating our TDMA network for the foreseeable future as customers migrate to GSM/ GPRS/ EDGE technology. Due to our decision to overlay our TDMA network with GSM/ GPRS/ EDGE technology, we may not upgrade our TDMA network with the same robust features as our GSM networks. Furthermore, as we dedicate more spectrum to GSM/ GPRS/ EDGE, our remaining TDMA customers may experience difficulties in using our services. In addition, as we introduce and market GSM/ GPRS/ EDGE service, we may price GSM/ GPRS/ EDGE products and services at more attractive levels than TDMA products and services to encourage our customers to migrate to GSM/ GPRS/ EDGE service. Manufacturers are not expected to produce innovative TDMA handsets with the same multiplicity of features and attractiveness of design as handsets using other technologies. All of these potential developments could drive our TDMA customers to our competitors rather than to our GSM/ GPRS/ EDGE offerings and thereby reduce our market share and profitability.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.
      Our technical infrastructure (including our network infrastructure for mobile telecommunications services and our internal network infrastructure supporting functions such as billing and customer care) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, earthquakes, terrorism, intentional wrongdoing and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic, higher churn, reduced revenues, and increased costs, and could harm our reputation and have a material adverse effect on our business.

We have committed a substantial amount of capital to upgrade our wireless voice networks to offer advanced data services, but there can be no assurance that widespread demand for these services will develop.
      While demand for our advanced data services is growing, it is currently a small portion of our revenues. Continued growth in wireless data services is dependent on increased development and availability of popular applications and improved availability of handsets and other wireless devices with features, functionality and pricing desired by customers. EDGE is a new technology and a limited number of applications and devices designed to operate on this technology are currently available. If applications and devices are not developed or do not become commercially acceptable, our revenues and competitive position would be materially and adversely affected. We cannot give assurance that there will be significant demand for advanced wireless data services or that data revenues will constitute a significant portion of our total revenues in the near future, nor can we provide assurance that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

Our choice for the next generation of technology, EDGE, is a new technology and could quickly become obsolete and/or not commercially accepted, which could result in a delay in offering new services.
      New high-speed wireless services are now being offered by wireless carriers in the United States. These services combine the attributes of faster speed, greater data capability, better portability and greater functionality than services provided over existing second-generation networks. We have chosen the EDGE technology to enhance the performance of our network to accommodate these new services. Cingular Wireless and AT&T Wireless also have chosen EDGE, but we believe that there will be multiple, competing technological standards, several options within each standard, vendor-proprietary variations and rapid technological innovation. Other technologies could emerge as preferred data networks for some services and, if those technologies are widely accepted, we may miss the opportunity to offer those services because of our technology choice. There is a risk that EDGE could be inadequate or become obsolete. In addition, EDGE could receive less active support from equipment vendors and/or be less commercially accepted by users, which could be detrimental to our competitive position, financial condition and results of operations.

We face intense competition from other wireless providers.
      The wireless telecommunications industry is highly competitive. The viability of our business will depend upon, among other things, our ability to compete with other providers of wireless telecommunications services, especially on price, reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Some of the providers with which we compete have significant infrastructure in place and have been operational for many years with substantial existing subscriber bases and may have greater capital resources than we do.
      As the FCC continues to allocate spectrum to new entrants, we will face new competitors for both mobile and fixed telecommunications services. We will also compete with resellers of wireless communications services in each of our markets. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition, the development and deployment of new technologies, products and services, changes in consumer preferences and demographic trends. With many of our competitors targeting the same customers, we may not be able to attract and retain customers and grow our customer base.

We may not be able to obtain additional spectrum, which may adversely affect our ability to implement our business plan.
      We also may be required to obtain additional spectrum in our service areas to facilitate upgrades of our existing networks. We may seek to acquire additional spectrum, including through participation as a bidder, or member of a bidding group, in auctions administered by the FCC. We may not be able to acquire any additional spectrum or the additional capital necessary for such acquisition may not be available to us on acceptable terms or at all. If sufficient additional capital is not available to us for any such spectrum acquisition, the amount of funding available to us for our existing business would be reduced. In some of our service areas, additional spectrum may not be available on commercially reasonable terms or at all. The acquisition of additional spectrum also requires approval by the FCC. Failure to obtain additional spectrum may cause delays in our upgrades or result in other network issues, which could have a negative impact on our roaming arrangements.

We may be adversely affected by customer churn and other issues resulting from wireless local number portability.
      Wireless number portability, or WLNP, allows customers to keep their wireless phone number when switching to a different service provider. WLNP was implemented by wireless carriers in the largest 100 MSAs on November 24, 2003, where requested by another carrier. On May 24, 2004, WLNP was implemented by wireless carriers outside the largest 100 MSAs where requested by another carrier. (Wireline carriers were required to implement number portability both inside and outside the top 100 MSAs where requested by another carrier prior to both of these dates.) We implemented WLNP in all of our markets by the deadline, but portability problems resulting from other carriers’ actions may nevertheless adversely affect us and/or our customers or prospective customers. The FCC has acknowledged that some carriers outside the largest 100 MSAs do not appear to be prepared to port numbers to other carriers. Also, a number of small landline carriers in rural areas have sought suspensions or modifications of the number portability requirement from state public utilities commissions. As a result of all these factors, there may be consumer confusion about the consumer’s ability to transfer a phone number from one carrier to another, and the porting process itself may not go smoothly because of other carriers’ lack of readiness.
      Our customer turnover, or churn, has increased recently which we believe is due in part to the impact of WLNP. We anticipate WLNP will continue to adversely affect our churn rate and may also increase price competition. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors’ initiatives and to retain customers, which could adversely impact our operating results.

We may experience a high rate of customer turnover, which would adversely affect our financial performance.
      Due to significant competition in the industry and general economic conditions, among other things, an increase in our churn rate may occur and our future rate of customer turnover may be higher than our historical rate or projections. A high rate of customer turnover adversely affects our competitive position, liquidity, results of operations and costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize a significant portion of the costs of initial purchases of handsets by new customers. Factors that may contribute to higher churn include inability or unwillingness of customers to pay resulting in involuntary deactivations, customer mix and credit class, and, in particular, sub-prime credit class customers, customer credit terms, deposit requirements for sub-prime customers, number of customers receiving services under contracts with terms of a year or greater, attractiveness of competitors’ products, services and pricing, network coverage and performance relative to competitors, customer service, and other competitive factors, including the implementation by the FCC of WLNP. We believe that our recent increase in churn was due in part to wireless number portability and network capacity constraints. We anticipate that number portability will continue to adversely affect churn. We may be required to increase subsidies for product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenues, liquidity and profitability.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.
      The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Market prices for wireless service may continue to decline in the future.
      Market prices for wireless services have declined over the last several years and may continue to decline in the future due to increased competition. While we try to maintain or grow our average monthly service revenue per subscriber, or ARPU, we cannot assure you that we will be able to do so. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors. If market prices continue to decline it could adversely affect our revenue, which would have a material adverse effect on our financial condition and results of operations.
      The wireless industry is also experiencing significant technological change. Cable companies and other competitive carriers are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in increased competition for telecommunications services for both the wireless and wireline industry.
      As a result of these changes, the future prospects of the wireless and wireline industry and the success of our services remain uncertain.

We may not be able to successfully integrate acquired or exchanged properties, which could have an adverse effect on our financial results.
      We seek to improve our networks and service areas through selective acquisitions of other providers’ properties and other assets, and we may exchange our properties or assets for those properties and assets. We will be required to integrate into our operations any properties we acquire, which may have billing systems, customer care systems, and other operational characteristics that differ significantly from those of our networks. If we are unsuccessful in integrating such acquisitions or exchanges, our results of operations may be harmed.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we may not be able to obtain sufficient quantities of the products and services we require to operate our businesses successfully.
      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and operating results of our operating companies could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel and Ericsson. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms on a timely basis or at all.

We depend on third-party service marks to market our products and services. The loss of the right to use these service marks or the diminished marketing appeal of these service marks could adversely affect our business.
      We use the registered service mark CELLULARONE® for most of our services. We have agreements with Cellular One Group that govern our use of the CELLULARONE® service mark. Under these agreements, we must meet specified operating and service quality standards for our systems. If the owner of this service mark terminates our license agreements because we fail to meet the applicable operating or service quality standards or for any other reason permitted under our agreements with the owner, or if the name CELLULARONE® were to suffer diminished marketing appeal, or if we are unable to renew these agreements, our ability to attract new subscribers and to retain existing subscribers in the applicable markets could be materially impaired. We license the CELLULARONE® service mark from Western Wireless Corporation. Western Wireless and Alltel Corporation, a competitor of ours, recently announced that they were combining. If this combination is consummated, it may make it more difficult for us to renew our license for the CELLULARONE® service mark.

We depend in large part on the efforts of our key personnel. The loss of our key personnel in a competitive employment environment could affect our growth and future success.
      Our future success depends in large part on the continued employment of our key employees. There is intense competition for qualified personnel in our industry, and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel successfully implementing our business plan. If we lose any of our key employees, our business could be adversely affected.

Our operations are subject to governmental regulation that could have an adverse effect on our business.
      The telecommunications industry is subject to federal, state and other regulations that are continually evolving. The FCC and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act, as well as in furtherance of other regulatory objectives. We are subject to siting regulations which could materially affect our ability to build new cell sites and expand our coverage.
      As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our results of operations. For a more detailed description of the regulatory framework we operate in, see “Business — Regulation.”
      Further, federal or state governments could make regulations or take other actions that might have a material adverse effect on our business. The changes could materially and adversely affect our business prospects and operating results.

The loss of any of our licenses could adversely affect our ability to provide wireless service.
      In the United States, cellular, personal communications services and microwave licenses are valid for ten years from the effective date of the license. Failure to renew a license would result in the loss of a licensee’s right to use the frequencies covered by the expired license. Licensees may renew their licenses for additional ten-year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Although to date the FCC has renewed each of our licenses for which a renewal application was required for a new ten-year term, the FCC may deny our license renewal applications for cause after appropriate notice and hearing. Denial of any renewal application could adversely affect our ability to continue to provide service in that license area.

We are subject to additional regulatory risks that could adversely affect our business.
      We are subject to siting and zoning regulation that could materially affect our ability to build new cell sites and expand our coverage. In addition, all telecommunications service providers are obligated to contribute to the federal Universal Service Fund in accordance with a formula presently based upon a percentage of interstate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal Service Funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

Concerns that the use of wireless handsets may pose health and safety risks may discourage the use of our wireless handsets. In addition, the costs relating to compliance with safety requirements and potential litigation could have a material adverse effect on our business, financial condition and results of operations.
      Media reports have suggested and lawsuits have been filed against wireless service providers, including us, and equipment manufacturers alleging that radio frequency emissions from wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers. To the extent we are named in any such litigation, we will be forced to defend ourselves. If we do not prevail in such litigation, or are forced to pay damages, we could experience a material adverse effect on our business, financial condition or result of operations.
      Due to our size, we are unable to influence the design and manufacturing of wireless equipment. Concerns over radio frequency emissions may discourage the use of wireless communications devices, which could adversely affect our business. In addition, the FCC requires that certain transmitters, including mobile and portable transmitting devices used in wireless handsets, meet specific radio frequency exposure standards. Compliance with any new restrictions could materially increase our costs.
      Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further government regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.
      Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property underlying our tower sites. Compliance with these laws and regulations is a factor in our business. We have incurred and expect to continue to incur expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.
      In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Based on the environmental site assessments conducted for owned or leased sites, we are not aware of any existing conditions that are likely to result in material costs or liabilities to us. However, there can be no assurance that such conditions do not exist or that all potential instances of soil or groundwater contamination have been identified, even where site assessments have been conducted. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

We are controlled by Dobson CC Limited Partnership through its ownership of our Class B common stock.
      As of June 30, 2005, Dobson CC Limited Partnership, or DCCLP, owned shares of our common stock representing approximately 62% of the total voting power of our outstanding common stock. Under the federal securities laws, we are deemed to be controlled by Everett R. Dobson and Stephen T. Dobson. DCCLP will be able to control the election of a majority of the members of our board of directors and the vote on substantially all other matters, including significant corporate transactions such as the approval of a merger or other transactions involving a sale of us.
      The interests of DCCLP may conflict with the interests of our other security holders. DCCLP may take action it believes will benefit its equity investment in us even though such actions might not be in your best interests as a holder of our Class A common stock.

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “anticipates,” “expects,” “plans,” “intends” and similar expressions. We base these statements on certain assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected further developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under “Risk Factors,” including the following:

•	our substantial leverage and debt service requirements;

•	pricing, market strategies, growth, consolidation and other activities of competitors;

•	the effect of economic conditions in our markets;

•	the regulatory environment in which we operate; and

•	terms in our roaming agreements.
      All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.
      You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.
INDUSTRY DATA
      This prospectus includes industry data that we obtained from industry publications and internal company surveys. There can be no assurance as to the accuracy or completeness of information included in industry publications. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. While we believe that these sources are reliable, we do not make any representation regarding the accuracy of such information. Our internal surveys and research have not been verified by any independent source. Statements as to our market position are based on market data currently available to us.
USE OF PROCEEDS
      We will not receive any cash proceeds from the exchange offer. We will pay all fees and expenses related to the exchange offer, other than any commission or selling concessions of any broker or dealer.

CAPITALIZATION
      The following tables set forth our consolidated cash and cash equivalents and capitalization as of March 31, 2005:

•	on a historical basis; and

•	on an as adjusted basis to give effect to the consummation of the exchange offer assuming:

(1) the exchange of 32,327 outstanding shares of 12.25% preferred stock for $9.7 million in cash and 5.5 million shares of Class A common stock (which corresponds to an assumed volume weighted average price of $6.77 per share); and

(2) the exchange of 135,029 outstanding shares of 13% preferred stock for $40.5 million in cash and 22.8 million shares of Class A common stock (which corresponds to an assumed volume weighted average price of $6.77 per share).
      The information presented below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2005

	Historical	As Adjusted(1)

	($ in thousands)
Cash and cash equivalents(2)	$190,238	$136,031

Total debt:
Notes payable	2,456,453	2,456,453
Senior exchangeable preferred stock:
12.25% senior exchangeable preferred stock, net(3)	45,485	13,646
13% senior exchangeable preferred stock, net(4)	191,578	57,473

Total senior exchangeable preferred stock	237,063	71,119

Total debt	2,693,516	2,527,572

Series F convertible preferred stock(5)	122,536	122,536
Stockholders’ equity:
Class A common stock, $0.001 par value, 175,000,000 shares authorized; 120,081,762 shares issued historical, 142,728,738 shares issued as adjusted(6)	120	143
Class B common stock, $0.001 par value, 70,000,000 shares authorized; 19,418,021 shares issued	19	19
Paid-in capital	1,206,362	1,364,276
Accumulated deficit(6)	(1,143,480)	(1,208,284)
Treasury stock, at cost(7)	(33,313)	—

Total stockholders’ equity	29,708	156,154

Total capitalization	$2,845,760	$2,806,262

(1)	The as adjusted amounts assume 70% of all outstanding shares of 12.25% preferred stock and 13% preferred stock are tendered in the exchange offer.

(2)	The as adjusted amount includes estimated fees and expenses of $4.0 million payable by us in connection with the exchange offer.

(3)	Net of a discount of $0.7 million, on a historical basis, and $0.2 million, on an as adjusted basis.

(4)	Net of deferred financing costs of $1.3 million, on a historical basis, and, $0.4 million, on an as adjusted basis.

(5)	Does not include shares of Series F preferred stock to be issued to holders of Series F preferred stock in payment of accrued and unpaid dividends upon the consummation of the exchange offer, including accrued and unpaid dividends of $8.6 million that were due on April 15, 2005.

(6)	Includes a loss of $64.8 million resulting from the exchange offer.

(7)	The as adjusted amounts assume that all 5.6 million shares of treasury stock are issued in connection with the exchange offer.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK
      Our Class A common stock is traded over-the-counter and is currently quoted on the Nasdaq National Market under the ticker symbol “DCEL.” Each share of our Class A common stock is entitled to one vote per share.
      There is no established public trading market for our preferred stock or our Class B common stock, Class C common stock or Class D common stock, and no shares of our Class C common stock or Class D common stock are outstanding.
      Each share of Class F preferred stock is convertible, at the option of the holder, into approximately 20.4 shares of Class A common stock, subject to adjustment in the event of stock splits, stock dividends and similar transactions. Class B common stock is convertible into one share of our Class A common stock and is entitled to ten votes per share. Each share of our Class C common stock and Class D common stock, if issued, will be convertible into 111.44 shares of our Class A common stock and will not be entitled to vote.
      The following table sets forth the range of high and low closing prices for our Class A common stock for each quarter of 2003 and 2004 and the first three quarters of 2005 as reported on the Nasdaq National Market:

2005	High	Low

First Quarter	$2.47	$1.56
Second Quarter	4.68	1.84
Third Quarter (through July 21)	7.02	4.22
2004
First Quarter	$8.01	$2.89
Second Quarter	3.89	2.84
Third Quarter	3.17	1.10
Fourth Quarter	1.91	1.19
2003
First Quarter	$4.00	$2.05
Second Quarter	5.79	2.47
Third Quarter	10.00	5.36
Fourth Quarter	9.50	5.69
      As of December 31, 2004, there were 200 holders of record of our Class A common stock and two holders of record of our Class B common stock. The closing price of our Class A common stock on July 21, 2005 was $6.77 per share.
      Since 1997, we have not paid cash dividends on any shares of our common stock. We currently intend to retain all of our earnings to finance our operations, repay indebtedness and fund future growth. We do not expect to pay any dividends on our common stock for the foreseeable future. In addition, covenants contained in the instruments governing our bank credit facility, our senior notes and our outstanding preferred stock limit our ability to pay cash dividends on our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth certain historical consolidated financial and other data with respect to each of the three months ended March 31, 2005 and 2004 and the five years in the period ended December 31, 2004. The historical consolidated financial data has been derived from our audited consolidated financial statements. The historical consolidated financial data should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and our audited consolidated financial statements and the related notes thereto included in the Financial Statements and Supplementary Data.

	Three Months Ended
	March 31,
	(Unaudited)		Year Ended December 31,

	2005	2004	2004	2003(1)	2002	2001	2000

	($ in thousands except per share data)
Statement of Operations Data:
Total operating revenue	$271,758	$233,791	$1,023,482	$735,754	$516,770	$487,374	$378,140
Operating expenses:
Cost of service (exclusive of depreciation and amortization items shown separately below)	72,299	54,186	255,308	173,436	138,240	138,565	91,647
Cost of equipment	30,366	23,534	108,968	56,612	40,331	43,917	40,144
Marketing and selling	34,094	29,162	128,691	79,547	61,581	62,089	55,370
General and administrative	44,811	43,776	179,525	106,108	66,473	60,508	52,219
Depreciation and amortization	51,570	45,448	192,818	119,424	75,181	155,724	132,152

Total operating expenses	233,140	196,106	865,310	535,127	381,806	460,803	371,532

Operating income	38,618	37,685	158,172	200,627	134,964	26,571	6,608
Interest expense	(60,742)	(54,238)	(219,658)	(138,148)	(108,331)	(129,154)	(122,823)
Gain (loss) from extinguishment of debt	—	5,739	40,401	(52,277)	2,202	—	(32,882)
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	—	—	6,478	(26,777)	—	—	—
Dividends on mandatorily redeemable preferred stock	(7,931)	(8,618)	(32,075)	(30,568)	—	—	—
Other (expense) income, net	(766)	1,277	3,121	3,829	(1,636)	11,243	9,078
Minority interests in income of subsidiaries(2)	(1,830)	(944)	(4,867)	(6,541)	(6,521)	(5,517)	(3,903)
Loss from investment in joint venture	—	—	—	—	(184,381)	(69,181)	(50,293)
Income tax benefit (expense)	9,394	3,974	(3,635)	(845)	52,177	36,644	54,422

Loss from continuing operations	(23,257)	(15,125)	(52,063)	(50,700)	(111,526)	(129,394)	(139,793)

	Three Months Ended
	March 31,
	(Unaudited)		Year Ended December 31,

	2005	2004	2004	2003(1)	2002	2001	2000

	($ in thousands except per share data)
Discontinued operations:
Income (loss) from discontinued operations, net of income taxes	—	443	443	11,945	24,454	1,820	(5,718)
(Loss) income from discontinued operations from investment in joint venture	—	—	—	—	(327)	(720)	671
Gain from sale of discontinued operations, net of income taxes	—	—	—	14,786	88,315	—	—
Gain from sale of discontinued operations from investment in joint venture	—	—	—	—	6,736	—	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	(33,294)	—	—
Cumulative effect of change in accounting principle from investment in joint venture	—	—	—	—	(140,820)	—	—

Net loss	(23,257)	(14,682)	(51,620)	(23,969)	(166,462)	(128,294)	(144,840)
Dividends on preferred stock	(2,145)	(1,859)	(8,178)	(43,300)	(94,451)	(86,325)	(126,686)
Gain on redemption and repurchase of preferred stock	—	—	—	218,310	67,837	—	—

Net (loss) income applicable to common stockholders	$(25,402)	$(16,541)	$(59,798)	$151,041	$(193,076)	$(214,619)	$(271,526)

Basic net (loss) income applicable to common stockholders per common share:
Continuing operations	$(0.17)	$(0.11)	$(0.39)	$(0.48)	$(1.23)	$(1.38)	$(1.56)
Discontinued operations	—	—	—	0.25	1.31	0.02	(0.06)
Change in accounting principle.	—	—	—	—	(1.92)	—	—
Dividends on and repurchases of preferred stock	(0.02)	(0.01)	(0.06)	1.65	(0.29)	(0.92)	(1.42)

Basic net (loss) income applicable to common stockholders per common share	$(0.19)	$(0.12)	$(0.45)	$1.42	$(2.13)	$(2.28)	$(3.04)

Basic weighted average common shares outstanding	133,884,962	133,727,123	133,784,752	106,291,582	90,671,688	93,969,310	89,417,829

Diluted net (loss) income applicable to common stockholders per common share:
Continuing operations	$(0.17)	$(0.11)	$(0.39)	$(0.46)	$(1.23)	$(1.38)	$(1.56)
Discontinued operations	—	—	—	0.24	1.31	0.02	(0.06)
Change in accounting principle	—	—	—	—	(1.92)	—	—
Dividends on and repurchases of preferred stock	(0.02)	(0.01)	(0.06)	1.60	(0.29)	(0.92)	(1.42)

Diluted net (loss) income applicable to common stockholders per common share.	$(0.19)	$(0.12)	$(0.45)	$1.38	$(2.13)	$(2.28)	$(3.04)

Diluted weighted average common shares outstanding	133,884,962	133,727,123	133,784,752	109,676,631	90,671,688	93,969,310	89,417,829

	March 31,	December 31,
	2005
	(Unaudited)	2004	2003	2002	2001	2000

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$190,238	$139,884	$151,539	$175,003	$119,103	$141,922
Marketable securities	—	39,000	56,700	117,050	40,850	—
Restricted cash and investments	10,427	10,350	15,515	14,196	—	26,154
Property, plant and equipment, net	522,360	533,744	536,634	251,780	246,505	227,671
Intangible assets	2,528,327	2,537,361	2,508,551	1,056,603	1,132,762	1,234,181
Total assets	3,384,027	3,397,752	3,478,940	1,960,487	2,559,155	2,619,729
Total credit facilities and notes payable	2,456,453	2,456,138	2,415,184	1,273,140	1,620,881	1,690,076
Mandatorily redeemable preferred stock(3)	237,063	236,094	253,260	558,344	581,943	508,331
Other preferred stock	122,536	122,536	122,536	200,000	200,000	—
Stockholders’ equity (deficit)	29,708	55,068	113,545	(343,072)	(157,000)	100,107
Other Financial Data:
Capital expenditures, excluding cost of acquisitions	$32,558	$142,049	$163,921	$72,878	$82,767	$101,870

(Footnotes to Statement of Operations Data and Balance Sheet Data)

(1)	Includes the results of American Cellular on a consolidated basis from August 19, 2003, the date on which we acquired 100% of the outstanding stock of American Cellular. Prior to that time, we owned 50% of American Cellular and accounted for our interest in American Cellular under the equity method. As a result, American Cellular’s results for periods prior to 2003 are reflected in loss from investment in joint venture.

(2)	Reflects minority interests in partnerships in which we own the majority interests.

(3)	Mandatorily redeemable preferred stock is shown net of any discounts or deferred financing costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
OVERVIEW
      We are one of the largest providers of rural and suburban wireless communications systems in the United States. We began providing wireless telephone services in 1990 in Oklahoma and the Texas Panhandle. We have expanded our wireless operations with an acquisition strategy targeting underserved rural and suburban areas, which we believe have a significant number of potential customers with substantial needs for wireless communications.
      Our operations are encompassed in our two primary subsidiaries, Dobson Cellular and American Cellular. American Cellular does not guarantee any debt or other obligations of Dobson Cellular or us, and Dobson Cellular and we do not guarantee any debt or other obligations of American Cellular.
CRITICAL ACCOUNTING POLICIES AND PRACTICES
      We prepare our consolidated financial statements in accordance with general accepted accounting principles, or GAAP. We believe it is necessary for an understanding of our significant accounting policies to read the information below in conjunction with Note 2, “Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this prospectus. These other significant accounting policies are important to develop an understanding of our consolidated financial statements. Policies related to revenue recognition, financial instruments and business combinations require judgments on complex matters that are often subject to multiple sources of authoritative guidance.
      In preparing our consolidated financial statements, it is necessary that we use estimates and assumptions for matters that are inherently uncertain. We base our estimates on historical experiences and reasonable assumptions. Our use of estimates and assumptions affects the reported amounts of assets, liabilities, and the amount and timing of revenues and expenses we recognize for and during the reporting period. Actual results may differ from estimates. The estimates and assumptions that are the most difficult to determine and require the most subjective decisions, are described below.

Property, plant and equipment and other definite life assets
      We depreciate our property, plant and equipment and amortize our customer lists and certain other identifiable intangible assets over their useful lives. These useful lives are based on our estimates of the period that the assets will generate revenue. The factors used to determine these estimates include technological advances, obsolescence, expected migration to newer transmission standards and services, regulatory requirements and the churn rate of our customers.
      Also, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires us to review the carrying value of our long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgment must be exercised in determining when such an event or change in circumstances has occurred. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset. We also must use judgment in determining expected future cash flows. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment would increase.
      As a result of technological advances, which led to our recent upgrade to GSM/ GPRS/ EDGE technology during 2004, we reassessed the useful lives and carrying values of our TDMA network assets. While no impairment was noted, this assessment did result in the reduction of our useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million through 2007.

Goodwill and Wireless license acquisition costs
      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continually assess the useful lives of our intangible assets. A significant portion of our intangible assets are classified as “Wireless license acquisition costs,” which represents our costs associated with acquiring our FCC licenses. These licenses allow us to provide wireless services by giving us the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, we have determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, our wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety, we ceased the amortization of both goodwill and wireless license acquisition costs and now test for impairment of goodwill and wireless license acquisition costs at least annually and only adjust the carrying amount of these intangible assets upon an impairment of the goodwill or wireless license acquisition costs. Using judgment, we must also determine on an annual basis whether facts and circumstances continue to support an indefinite useful life.
      To complete this evaluation for our wireless license acquisition costs, we compare the carrying amount of our wireless license acquisition costs to the fair value of those assets. We determine the fair value of our wireless license acquisition costs based on their expected future discounted cash flows. We also determine the value of the wireless license acquisition costs based upon a “start-up” basis that separates the value of our customer contracts and other intangible assets from the pure underlying wireless license. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. For purposes of this comparison, it is our policy to aggregate all of our wireless license acquisition costs. For goodwill, there is a two-step approach for assessing impairment. The first step requires us to compare the fair value of our enterprise to our carrying value, including goodwill. If our carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of our enterprise goodwill with the carrying amount of our goodwill. To calculate the implied fair value of goodwill we perform a hypothetical purchase price allocation to determine the fair value of all of our assets, with the implied goodwill amount being the difference between the enterprise fair value and the aggregate of the identified asset fair values. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for the difference. The critical factors used in the determination of fair values of the enterprise and of the identifiable intangible assets include the discount rate, our cost of capital, cash flow multiples, expansion and infrastructure costs, other carriers’ multiples, expected customer growth rates, churn factors, service upgrade trends, and operating cost trends. Therefore, determining fair values and expected future discounted cash flows involves significant judgment on our part. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment would increase.
      The fair value of an asset or an enterprise is the price at which the asset or enterprise could be exchanged in a current transaction between knowledgeable, unrelated willing parties. Therefore, market prices from active markets are the best measure and are used when available. If there is not an available active market, the measurement is based on the best information available, including similar transactions, acquisition cost per customer or area population, and expected discounted future cash flows.
ACQUISITIONS AND DISCONTINUED OPERATIONS
      We continually seek opportunities to acquire attractive wireless markets as part of our overall business strategy. The following are the most recent transactions.

Acquisition of Michigan 2 and 4 RSAs
      On December 29, 2004, we completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. We purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code.

      We provide service in most of the northern part of Michigan, including the Upper Peninsula. The RFB acquisition allows us to expand our service area to cover the entire northern part of the state, and allows us to market our service under the CELLULARONE® brand throughout that market. RFB operates both Code Division Multiple Access, or CDMA, and analog technologies on 850 MHz cellular licenses in these markets. We have deployed GSM/ GPRS/ EDGE technology over all of RFB’s existing footprint as of June 10, 2005.

Acquisition of NPI
      On June 15, 2004, we acquired certain assets of NPI for approximately $29.5 million. These assets include PCS licenses and a GSM/ GPRS/ EDGE network covering areas in northern Michigan.
      As a result of the completion of this transaction, our consolidated financial statements only include the operating results from NPI beginning June 15, 2004.

Maryland/ Michigan Swap
      On February 17, 2004, we transferred our Maryland 2 RSA wireless property in exchange for Cingular Wireless’ Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interests in Texas 2 RSA and Oklahoma 5 and 7 RSAs. We are the majority owner of these three markets. As a result of a definitive agreement that was entered into prior to December 31, 2003 and closed on February 17, 2004, we have reclassified our historical consolidated financial statements to reflect the operations of our Maryland 2 RSA property as discontinued operations.
      As a result of the completion of this transaction, our consolidated financial statements only include the operating results from Michigan 5 RSA beginning February 17, 2004.

California/ Alaska Swap
      On June 17, 2003, we transferred our two remaining wireless properties in California to AT&T Wireless in exchange for its two wireless properties in Alaska and all of the outstanding shares of Series AA preferred stock of Dobson Communications that it previously held, which we then cancelled. We have reclassified our historical consolidated financial statements to reflect the operations of our California properties as discontinued operations.
      As a result of the completion of this transaction, our consolidated financial statements only include the operating results from the two wireless properties in Alaska beginning June 17, 2003.

Verizon Sales
      On February 8, 2002, we sold three of our wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties included California 7 RSA, Ohio 2 RSA and Georgia 1 RSA. On February 28, 2002, we sold our 75% ownership interest in Arizona 5 RSA to Verizon Wireless for a total purchase price of $85.0 million. On February 8, 2002, American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. As a result of these sales, the results of operations, assets and liabilities of these markets during the periods presented are included as discontinued operations in our consolidated financial statements. American Cellular and we used the proceeds from the sale of these properties primarily to reduce bank debt under our respective credit facilities.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
      The following table summarizes our key operating data for the periods indicated:

	Three Months Ended March 31,

	2005	2004

Market population(1)	11,757,400	10,790,300
Ending subscribers	1,590,500	1,567,200
Market penetration(2)	13.5%	14.5%
Gross subscriber additions	122,000	99,600
Average subscribers	1,599,900	1,559,700
Average monthly service revenue per subscriber(3)	$43	$39
Average monthly post-paid churn(4)	2.4%	1.9%

(1)	Represents the population in our licensed areas for the period indicated. The results are based upon the 2003 population estimates provided by MapInfo Corporation, a location software company, adjusted to exclude those portions of our RSAs and metropolitan statistical areas, or MSAs, not covered by our licenses.

(2)	Market penetration is calculated by dividing ending subscribers by market population.

(3)	Average monthly service revenue per subscriber is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscribers.

(4)	Average monthly post-paid churn represents the percentage of the post-paid subscribers that deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

     Basis of Presentation
      To provide a more comparable basis of our Management’s Discussion and Analysis, we have presented our historical results of operations from continuing operations for the periods indicated, along with our results from newly acquired markets. For the purpose of this Management’s Discussion and Analysis, results from newly acquired markets refer to our results of operations of our recent acquisitions. Our recent acquisitions include the Michigan 5 RSA property from February 17, 2004, the NPI markets from June 15, 2004 and the RFB markets from December 29, 2004. The following table sets forth the components of our results of operations for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31, 2005			Three Months Ended March 31, 2004
							Percentage Change
		Results	Results		Results	Results	in Non-Acquisition
		from Newly	from Non-		from Newly	from Non-	Markets
		Acquired	Acquisition		Acquired	Acquisition
	Historical	Markets	Markets	Historical	Markets	Markets	’05 vs. ’04

	($ in thousands)
Operating Revenue:
Service revenue	$206,082	$5,376	$200,706	$181,699	$1,065	$180,634	11.1%
Roaming revenue	53,430	2,202	51,228	42,075	112	41,963	22.1%
Equipment and other revenue	12,246	690	11,556	10,017	39	9,978	15.8%

Total operating revenue	271,758	8,268	263,490	233,791	1,216	232,575	13.3%

Operating Expenses:
Cost of service (exclusive of depreciation and amortization shown separately below)	72,299	3,186	69,113	54,186	269	53,917	28.2%
Cost of equipment	30,366	751	29,615	23,534	106	23,428	26.4%
Marketing and selling	34,094	1,672	32,422	29,162	149	29,013	11.7%
General and administrative	44,811	2,387	42,424	43,776	371	43,405	(2.3)%
Depreciation and amortization	51,570	2,293	49,277	45,448	384	45,064	9.3%

Total operating expenses	233,140	10,289	222,851	196,106	1,279	194,827	14.4%

Operating income (loss)	38,618	(2,021)	40,639	37,685	(63)	37,748	7.7%

Interest expense	(60,742)	—	(60,742)	(54,238)	—	(54,238)	12.0%
Gain from extinguishment of debt	—	—	—	5,739	—	5,739	*
Dividends on mandatorily redeemable preferred stock	(7,931)	—	(7,931)	(8,618)	—	(8,618)	*
Other (expense) income, net	(766)	51	(817)	1,277	—	1,277	*
Minority interest in income of subsidiaries	(1,830)	—	(1,830)	(944)	—	(944)	93.9%
Income tax benefit	9,394	749	8,645	3,974	24	3,950	*

Loss from continuing operations	$(23,257)	$(1,221)	$(22,036)	$(15,125)	$(39)	$(15,086)	*

*	Calculation is not meaningful.
     Subscribers
      Our subscriber base comprises three types of subscribers: post-paid, reseller and pre-paid. At March 31, 2005, post-paid subscribers accounted for 90.3% of our subscriber base. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long-distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services. However, these subscribers are billed by a third party, which we refer to as a reseller, who has effectively resold our service to the end user, which we refer to as a subscriber. We in turn bill the reseller for the monthly usage of the subscriber. At March 31, 2005, the reseller base accounted for 6.6% of our total subscriber base. Our pre-paid subscribers, which at March 31, 2005, accounted for 3.1% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.
      During the three months ended March 31, 2005, we experienced an increase in our gross subscriber additions. Although our gross subscriber additions had been decreasing as a result of increased competition attributable to an accelerating pace of improvements in the quality of digital technology and increased products offered to the consumer, our deployment of GSM/GPRS/EDGE in our networks during 2004 has helped this decline to level off and result in growth in our gross subscriber additions in the first quarter of 2005 compared to the first quarter of 2004. For the three months ended March 31, 2005, GSM subscribers accounted for 35.4% of our subscriber base, compared to 0.8% for the three months ended March 31, 2004. Total gross subscriber additions included 2,700 from our newly acquired markets for the three months ended March 31, 2005, and 500 from our newly acquired markets for the three months ended March 31, 2004. Therefore, total gross subscriber additions from our non-acquisition markets were 119,300 for the three months ended March 31, 2005, compared to 99,100 for the three months ended March 31, 2004.
      Since the middle of 2004, we have experienced churn rates above our historical levels. This increase in churn is primarily the result of two factors impacting our business. First, we have experienced challenges operating both a TDMA and GSM/GPRS/EDGE network. This has impacted the level of customer satisfaction with our service in certain of our markets. We have implemented several initiatives that have and should continue to improve, the quality of our networks. Secondly, Wireless Local Number Portability, or WLNP, which allows customers to keep their wireless phone number in their local area when switching to a different service provider was implemented in all of our markets by May 24, 2004. Although we expect churn to improve as we continue our initiatives to improve customer satisfaction, churn could continue to be adversely affected by continued network issues and WLNP.
     Operating Revenue
      Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.
     Service revenue
      We derive service revenue by providing wireless services to our subscribers. The wireless industry has experienced declining average revenue per minute as competition among wireless service providers has led to reductions in rates for airtime. During the three months ended March 31, 2005, this decline in revenue per minute had not been completely offset by increases in average minutes-of-use and our average monthly service revenue per subscriber decreased as a result. However, for the past year, we have experienced growth in our average monthly service revenue per subscriber. Also, we believe there is a continued opportunity throughout 2005 for our average monthly service revenue per subscriber to continue to increase from current levels, primarily due to additional voice and data services available as a result of our GSM/GPRS/EDGE technology.
      For the three months ended March 31, 2005, our historical service revenue increased compared to the three months ended March 31, 2004. This increase in our service revenue was primarily attributable to an increase in average monthly service revenue per subscriber, as our subscribers continue to migrate to our GSM/GPRS/EDGE offerings.

     Roaming revenue
      We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers “roam” into our markets and use our systems to carry their calls. Roaming revenue has traditionally had higher margins than revenue from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, our roaming margins have been declining due to increased market pressures and competition among wireless providers resulting in reduced roaming rates. Our roaming yield (roaming revenue, which includes airtime, toll charges and surcharges, divided by roaming minutes-of-use) was $0.135 for the three months ended March 31, 2005 compared to $0.139 for the three months ended March 31, 2004. We expect our roaming yield to continue to decline throughout 2005. Even though our significant roaming contracts have provided for decreasing rates over time, we believe these roaming contracts are beneficial because they secure existing traffic and provide opportunity for a continuing increase in traffic volumes. Roaming revenue tends to be impacted by seasonality. Historically, we have experienced higher roaming minutes-of-use and related roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more, during the spring and summer months.
      For the three months ended March 31, 2005, our historical roaming revenue increased compared to the three months ended March 31, 2004. When comparing the three months ended March 31, 2005 to the three months ended March 31, 2004, this increase was a result of a 30.6% increase in roaming minutes, offset by a 2.8% decline in our roaming revenue per minute-of-use as contractual rates were lower in the first quarter of 2005 compared to the same period in 2004.
     Equipment and other revenue
      Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Other revenue is primarily rental income from the lease of space on company-owned towers.
      For the three months ended March 31, 2005, our historical equipment and other revenue increased compared to the three months ended March 31, 2004. This increase in our equipment and other revenue was due to an increase in activation fees charged to customers, an increase in gross subscriber additions and an increase in the number of customers upgrading to new rate plans and purchasing new handsets.
     Operating Expenses
      Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.
     Cost of service
      Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as “roaming” costs. Consistent with the trend of declining roaming revenue per minute, our roaming expense per minute has declined as well as a result of a decrease in rates charged by third-party providers. While future rates charged by third party providers may continue to decrease, we expect growth in our minutes-of-use to grow at a faster rate, due to more usage and the continued build-out of our wireless network. Therefore, we expect our roaming costs to continue to increase in future periods. In addition, as a result of the sale and leaseback of certain of our towers announced in March 2005, we expect our total cost of service to increase in future periods.

      The following table sets forth the historical results of the components of our cost of service for the periods indicated:

	Three Months Ended March 31,

	2005		2004

	Amount	Percentage	Amount	Percentage

	($ in thousands)
Network costs	$49,638	68.7%	$34,586	63.8%
Roaming costs	22,661	31.3%	19,600	36.2%

Total cost of service	$72,299	100.0%	$54,186	100.0%

      For the three months ended March 31, 2005, our historical network costs, which are the costs we incur in operating our wireless network and providing service to our customers, increased compared to the three months ended March 31, 2004. This increase is a result of adding new circuits and cell sites related to our new GSM/GPRS/EDGE network, as well as increasing costs as a result of providing a higher level of service features, such as handset insurance and ring tones.
      For the three months ended March 31, 2005, our historical roaming costs increased compared to the three months ended March 31, 2004. This increase is primarily a result of a 30.4% increase in the minutes used by our customers on third-party wireless providers’ networks, offset by an 11.3% decrease in roaming costs per minute-of-use as contractual rates were lower in the first quarter of 2005 compared to the same period in 2004.

Cost of equipment
      Our cost of equipment represents the costs associated with wireless equipment and accessories sold to customers. Cost of equipment is impacted by the volume of equipment transactions. The volume of equipment transactions is impacted by gross subscriber additions and customer upgrades. We, like other wireless providers, have continued to use discounts on phone equipment and have continued to offer free phone promotions. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased service revenue from an increase in the number of wireless subscribers and from higher-priced rate plans. With the continued migration of our customer base to GSM/GPRS/EDGE rate plans and the continued increases in the cost of handsets, we expect our cost of equipment to continue to increase during the remainder of 2005.
      For the three months ended March 31, 2005, our historical cost of equipment increased compared to the three months ended March 31, 2004. The increase in cost of equipment is due to an increase in the average cost of handsets sold to customers, an increase in the number of customers upgrading to new rate plans and purchasing new handsets and an increase in gross subscriber additions. As previously noted, many of these customers are upgrading to our new GSM/GPRS/EDGE rate plans.

Marketing and selling costs
      Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent dealers for new business generated.
      For the three months ended March 31, 2005, our historical marketing and selling costs increased compared to the three months ended March 31, 2004. The increase was due to an increase in advertising costs spent to promote our GSM/GPRS/EDGE rate plans along with an increase in commissions paid as a result of an increase in gross subscriber additions.

General and administrative costs
      Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections and corporate administration.
      For the three months ended March 31, 2005, our historical general and administrative costs increased compared to the three months ended March 31, 2004. This increase in our general and administrative costs was primarily attributable to our newly acquired markets. Before giving effect to the newly acquired markets, our historical general and administrative costs decreased slightly due to efficiencies gained from centralized administrative functions. Our average monthly general and administrative costs per average subscriber has remained fairly constant in our historical markets for the three months ended March 31, 2005 and 2004, although general and administrative costs have increased, our subscriber base has increased as well.

Depreciation and amortization expense
      Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain identifiable intangible assets. However, we do not amortize our wireless license acquisition costs or goodwill. Rather, these assets are subject to periodic evaluations for impairment. During 2005, we expect increases in depreciation and amortization as a result of newly acquired or constructed assets will mostly be offset as older assets become fully depreciated.
      For the three months ended March 31, 2005, our historical depreciation and amortization expense increased compared to the three months ended March 31, 2004. This increase in depreciation and amortization expense is a result of additional depreciation on fixed assets acquired or constructed, primarily from our GSM/GPRS/EDGE network buildout.

Non-Operating Results

Interest expense
      For the three months ended March 31, 2005, our interest expense increased compared to the three months ended March 31, 2004. This is due to an increase in our notes payable and the average interest rate of our notes payable, partially offset by a decrease in outstanding borrowings under our credit facility.

Gain from extinguishment of debt
      For the three months ended March 31, 2004, our gain from extinguishment of debt was $5.7 million. The gain from extinguishment of debt for the three months ended March 31, 2004 was due to a partial purchase of our 8.875% senior notes, offset by a loss on redemption of the remaining Dobson/Sygnet senior notes. We redeemed the remaining $5.2 million of Dobson/Sygnet senior notes and recognized a loss from extinguishment of debt of $0.4 million, due to the premium paid and the write off of related deferred financing costs.

Dividends on mandatorily redeemable preferred stock
      For the three months ended March 31, 2005, our dividends on mandatorily redeemable preferred stock decreased compared to the three months ended March 31, 2004. The decrease in mandatorily redeemable preferred stock dividends is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2004.

Other (expense) income, net
      For the three months ended March 31, 2005, our historical other (expense) income decreased compared to the three months ended March 31, 2004. This decrease was a result of expensing of the cost of our preferred stock exchange offer, which expired in March 2005 without the minimum tender condition being satisfied.

Discontinued operations
      For the three months ended March 31, 2004, we had income from discontinued operations of $0.4 million. Our discontinued operations during 2004 relate to the Maryland properties included in the swap with Cingular Wireless.
RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
      The following table summarizes our key operating data for the periods indicated:

	Year Ended December 31,

	2004	2003	2002

Market population(1)	11,757,400	10,620,900	5,240,800
Ending subscribers	1,609,300	1,552,100	666,500
Market penetration(2)	13.7%	14.6%	12.7%
Gross subscriber additions	440,500	298,900	231,200
Average subscribers	1,585,000	1,028,000	631,300
Average monthly service revenue per subscriber(3)	$40.57	$41.01	$42.65
Average monthly post-paid churn(4)	2.0%	1.7%	1.9%

(1)	Represents the population in our licensed areas for the period indicated. The 2004 results are based upon the 2003 population estimates provided by MapInfo Corporation, a location software company, and the 2003 and 2002 results are based upon the Claritas 2000 Bureau of Census results, adjusted to exclude those portions of our RSAs and MSAs not covered by our licenses.

(2)	Market penetration is calculated by dividing ending subscribers by market population.

(3)	Average monthly service revenue per subscriber is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscribers.

(4)	Average monthly post-paid churn represents the percentage of the post-paid subscribers that deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

Basis of Presentation
      To provide a more comparable basis of our Management’s Discussion and Analysis, we have presented our historical results of operations from continuing operations for the periods indicated, along with our results from newly acquired markets. For the purpose of this Management’s Discussion and Analysis, results from newly acquired markets refer to our results of operations of our recent acquisitions. Our recent acquisitions include the two Alaska properties from June 15, 2003, American Cellular from August 19, 2003, the Michigan 5 RSA property from February 17, 2004, the NPI markets from June 15, 2004 and the RFB markets from December 29, 2004. The following table sets forth the components of our results of operations for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31, 2004			Year Ended December 31, 2003
							Year Ended	Percentage Change
		Results	Results		Results	Results	December 31,	in Non-Acquisition
		from Newly	from Non-		from Newly	from Non-	2002	Markets
		Acquired	Acquisition		Acquired	Acquisition
	Historical	Markets	Markets	Historical	Markets	Markets	Historical	‘04 vs. ‘03	‘03 vs. ‘02

					($ In thousands)
Operating Revenue:
Service revenue	$771,610	$422,425	$349,185	$505,860	$163,853	$342,007	$323,116	2.1%	5.8%
Roaming revenue	208,154	100,210	107,944	201,199	44,640	156,559	176,150	(31.1)%	(11.1)%
Equipment and other revenue	43,718	24,203	19,515	28,695	7,857	20,838	17,504	(6.3)%	19.0%

Total operating revenue	1,023,482	546,838	476,644	735,754	216,350	519,404	516,770	(8.2)%	0.5%

Operating Expenses:
Cost of service (exclusive of depreciation and amortization shown separately below)	255,308	130,384	124,924	173,436	50,426	123,010	138,240	1.6%	(11.0)%
Cost of equipment	108,968	56,588	52,380	56,612	16,966	39,646	40,331	32.1%	(1.7)%
Marketing and selling	128,691	67,364	61,327	79,547	24,451	55,096	61,581	11.3%	(10.5)%
General and administrative	179,525	105,352	74,173	106,108	38,693	67,415	66,473	10.0%	1.4%
Depreciation and amortization	192,818	96,707	96,111	119,424	32,846	86,578	75,181	11.0%	15.2%

Total operating expenses	865,310	456,395	408,915	535,127	163,382	371,745	381,806	10.0%	(2.6)%

Operating income	158,172	90,443	67,729	200,627	52,968	147,659	134,964	(54.1)%	9.4%

Interest expense	(219,658)	(94,797)	(124,861)	(138,148)	(37,775)	(100,373)	(108,331)	24.4%	(7.3)%
Gain (loss) from extinguishment of debt	40,401	—	40,401	(52,277)	—	(52,277)	2,202	*	*
Gain (loss) on redemption and repurchases of mandatorily redeemable preferred stock	6,478	—	6,478	(26,777)	—	(26,777)	—	*	*
Dividends on mandatorily redeemable preferred stock	(32,075)	—	(32,075)	(30,568)	—	(30,568)	—	*	*
Other income (expense), net	3,121	(6,260)	9,381	3,829	(730)	4,559	(1,636)	*	*
Minority interest in income of subsidiaries	(4,867)	—	(4,867)	(6,541)	—	(6,541)	(6,521)	(25.6)%	0.3%
Loss from investment in joint venture	—	—	—	—	—	—	(184,381)	*	*
Income tax (expense) benefit	(3,635)	1,462	(5,097)	(845)	(5,496)	4,651	52,177	*	*

(Loss) income from continuing operations	$(52,063)	$(9,152)	$(42,911)	$(50,700)	$8,967	$(59,667)	$(111,526)	*	*

*	Calculation is not meaningful.

Subscribers
      Our subscriber base comprises three types of subscribers: post-paid, reseller and pre-paid. At December 31, 2004, post-paid subscribers accounted for 91.0% of our subscriber base. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long-

distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services. However, these subscribers are billed by a third party, which we refer to as a reseller, who has effectively resold our service to the end user, which we refer to as a subscriber. We in turn bill the reseller for the monthly usage of the subscriber. At December 31, 2004, the reseller base accounted for 6.1% of our total subscriber base. Our pre-paid subscribers, which at December 31, 2004 accounted for 2.9% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.
      During 2003, we experienced a decline in our gross subscriber additions as a result of increased competition attributable to an accelerating pace of improvements in quality of digital technology, and increased products offered to the consumer. Many of our competitors already market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. We recently deployed GSM/ GPRS/ EDGE in our networks causing our decline in gross additions to level off. We expect this to continue and could see our gross subscriber additions increase during 2005 as a result of these new services that are available with GSM/ GPRS/ EDGE. Total gross subscriber additions included 241,900 from our newly acquired markets for the year ended December 31, 2004, and 100,400 from our newly acquired markets for year ended December 31, 2003. Therefore, total gross subscriber additions from our non-acquisition markets were 198,600 for the year ended December 31, 2004, compared to 198,500 for the year ended December 31, 2003 and 231,200 for the year ended December 31, 2002.

Operating Revenue
      Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.

Service revenue
      We derive service revenue by providing wireless services to our subscribers. The wireless industry has experienced declining average revenue per minute as competition among wireless service providers has led to reductions in rates for airtime. Prior to 2003, these declines had generally been offset by significant increases in average minutes-of-use per subscriber. Beginning in 2003 and continuing through the first half of 2004, the decline in revenue per minute had not been completely offset by increases in average minutes-of-use and our average monthly service revenue per subscriber decreased as a result. However, during the last half of 2004, we experienced growth in our average monthly service revenue per subscriber and we believe there is a continued opportunity in 2005 for our average monthly service revenue per subscriber to continue to increase from current levels primarily due to additional voice and data services available as a result of our GSM/ GPRS/ EDGE technology.
      For the year ended December 31, 2004, our historical service revenue increased compared to the years ended December 31, 2003 and 2002. This increase in our service revenue was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, and 2003 to 2002, the remaining increase in service revenue resulted from an increase in customers, offset by a decline in average monthly service revenue per subscriber. Our average subscriber base in our non-acquisition markets was 711,500 for the year ended December 31, 2004, 689,200 for the year ended December 31, 2003, and 632,900 for the year ended December 31, 2002.

Roaming revenue
      We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers “roam” into our markets and use our systems to carry their calls. Roaming revenue has traditionally had higher margins than revenue from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, our roaming margins have been declining due to increased market pressures and competition among wireless providers resulting in reduced roaming rates. Our roaming yield (roaming revenue, which includes airtime, toll charges and surcharges, divided by roaming minutes-of-use) was $0.14 for the year ended December 31, 2004, $0.20 for the year ended

December 31, 2003 and $0.25 for the year ended December 31, 2002. We expect our roaming yield to continue to decline, but at a lesser rate, during 2005. Even though our significant roaming contracts have provided for decreasing rates over time, we believe these roaming contracts are beneficial because they secure existing traffic and provide opportunity for a continuing increase in traffic volumes. Roaming revenue tends to be impacted by seasonality. Historically, we have experienced higher roaming minutes-of-use and related roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more, during the spring and summer months.
      For the year ended December 31, 2004, our historical roaming revenue increased compared to the years ended December 31, 2003 and 2002. However, before giving effect to the newly acquired markets, our roaming revenue decreased. When comparing 2004 to 2003, this decrease was a result of a 31.8% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004 and 2003, offset by a slight increase in roaming minutes in our non-acquisition markets. When comparing 2003 to 2002, this decrease was a result of a 22.7% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2003, offset by a 15.0% increase in roaming minutes in our non-acquisition markets due to expanded coverage areas and increased usage.

Equipment and other revenue
      Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Other revenue is primarily rental income from the lease of space on company-owned towers and, prior to 2004, from amounts charged to our previously unconsolidated affiliates.
      For the year ended December 31, 2004, our historical equipment and other revenue increased compared to the years ended December 31, 2003 and 2002. However, when comparing 2004 to 2003, before giving effect to the newly acquired markets, our equipment and other revenue decreased. This decrease in revenue was primarily due to the elimination of amounts charged to our previously unconsolidated affiliates for the use of shared assets, offset by an increase the number of customers upgrading to new rate plans and purchasing new handsets and an increase in rental income. Many of these customers are upgrading to our new GSM/ GPRS/ EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our equipment and other revenue increased. This is due to increases in amounts previously charged to our unconsolidated affiliates for the use of shared assets.

Operating Expenses
      Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.

Cost of service
      Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as “roaming” costs. Consistent with the trend of declining roaming revenue per minute, our roaming expense per minute has declined as well as a result of a decrease in rates charged by third-party providers. While future rates charged by third party providers may continue to decrease, we expect the growth in our minute-of-use to grow at a faster rate, due to more usage and the continued build-out of our wireless network. Therefore, we expect our roaming costs to continue to increase in future periods. In addition, as a result of the sell and lease back of certain of our towers announced in March 2005, we expect our total cost of service to increase in future periods.

      The following table sets forth the historical results of the components of our cost of service for the periods indicated:

	Year Ended December 31,

	2004		2003		2002

	Amount	Percentage	Amount	Percentage	Amount	Percentage

			($ in thousands)
Network costs	$170,181	66.7%	$106,394	61.3%	$78,233	56.6%
Roaming costs	85,127	33.3%	67,042	38.7%	60,007	43.4%

Total cost of service	$255,308	100.0%	$173,436	100.0%	$138,240	100.0%

      For the year ended December 31, 2004, our historical network costs, which are the costs we incur in operating our wireless network and providing service to our customers, increased, compared to the years ended December 31, 2003 and 2002. This increase in our network costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, before giving effect to the newly acquired markets, our network costs increased $8.5 million. This increase is a result of adding new circuits and cell sites related to our new GSM/ GPRS/ EDGE network, as well as adding new costs for providing a higher level of phone features, such as handset insurance and ring tones. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our network costs declined $3.1 million. This is primarily a result of credits received from certain of our network service providers and renegotiated lower local access rates charged to us by third-party providers for use of local access across the network.
      For the year ended December 31, 2004, our historical roaming costs increased compared to the years ended December 31, 2003 and 2002. When comparing 2004 to 2003, before giving effect to the newly acquired markets, our roaming costs declined $6.6 million. This decline is primarily a result of a 22.5% decrease in roaming costs per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004, offset by an 11.3% increase in the minutes used by our customers on third-party wireless providers’ networks. When comparing 2003 to 2002, before giving effect to the newly acquired markets, roaming costs declined $12.1 million. This was primarily a result of a decline of 25.9% in rates charged by those providers resulting from new lower rate agreements, offset by an increase of 7.8% in the minutes used by our customers on third-party wireless providers’ networks, in our non-acquisition markets.

Cost of equipment
      Our cost of equipment represents the costs associated with wireless equipment and accessories sold to customers. Cost of equipment is impacted by the volume of equipment transactions. The volume of equipment transactions is impacted by gross subscriber additions and customer upgrades. We, like other wireless providers, have continued to use discounts on phone equipment and have continued to offer free phone promotions. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased service revenue from an increase in the number of wireless subscribers and from higher-priced rate plans. With the continued migration of our customer base to GSM/ GPRS/ EDGE rate plans and the continued increases in the cost of handsets, we would expect our cost of equipment to continue to increase during 2005.
      For the year ended December 31, 2004, our historical cost of equipment increased compared to the years ended December 31, 2003 and 2002. This increase in our cost of equipment was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase in cost of equipment is due to an increase in the average cost of handsets sold to customers and an increase in the number of customers upgrading to new rate plans and purchasing new handsets. Many of these customers are upgrading to our new GSM/ GPRS/ EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our cost of equipment decreased. This is primarily a result of a decrease in gross subscriber additions in our non-acquisition markets.

Marketing and selling costs
      Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent dealers for new business generated.
      For the year ended December 31, 2004, our historical marketing and selling costs increased compared to the years ended December 31, 2003 and 2002. This increase in our marketing and selling costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase was due to increased spending on advertising to launch our new GSM/ GPRS/ EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our marketing and selling costs decreased. This was primarily a result of the decrease in gross subscriber additions in our non-acquisition markets.

General and administrative costs
      Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections and corporate administration.
      For the year ended December 31, 2004, our historical general and administrative costs increased compared to the years ended December 31, 2003 and 2002. This increase in our general and administrative costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase was due to increased infrastructure costs as a result of the overall growth of our business, along with higher legal and consulting fees. When comparing 2003 to 2002, the remaining increase was due to increased infrastructure costs as a result of the overall growth of our business, offset by the reductions in bad debt expense as a result of improved collections and efficiencies gained from further integration of acquired companies and increased economies of scale in our non-acquisition markets. Overall, our average monthly general and administrative costs per average subscriber has remained fairly constant in our non-acquisition markets for the years ended December 31, 2004, 2003 and 2002, although general and administrative costs have increased, our subscriber base has increased as well.

Depreciation and amortization expense
      Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain identifiable intangible assets. However, we do not amortize our wireless license acquisition costs or goodwill. Rather, these assets are subject to periodic evaluations for impairment. During 2005, we expect increases in depreciation and amortization as a result of newly acquired or constructed assets will mostly be offset as older assets become fully depreciated.
      For the year ended December 31, 2004, our historical depreciation and amortization expense increased compared to the years ended December 31, 2003 and 2002. This increase was primarily a result of our newly acquired markets. This remaining increase in depreciation and amortization expense in our non-acquisition markets is a result of additional depreciation on fixed assets acquired or constructed, primarily from our GSM/ GPRS/ EDGE network buildout in 2003 and 2004.

Non-Operating Results

Interest expense
      For the year ended December 31, 2004, our interest expense increased compared to the years ended December 31, 2003 and 2002. The increase during 2004 is primarily due to increased notes payable related to our acquisition of American Cellular. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our interest expense decreased $8.0 million. This decline is primarily the result of the 2003 repayments of our outstanding balances on our Dobson Operating Co. and Sygnet Wireless credit facilities and decreased variable interest rates as a result of lower interest rates and the expiration of our interest rate hedges, offset by the interest expense on Dobson Cellular’s senior secured credit facility.

Redemption and repurchases of, and dividends on, preferred stock
      As a result of implementing SFAS No. 150 on July 1, 2003, dividends on our mandatorily redeemable preferred stock began being presented as a financing expense, included in our net loss, while dividends on our conditionally redeemable preferred stock remained below our net loss. As a result of a mid-year implementation, for the year ended December 31, 2003, dividends on our mandatorily redeemable preferred stock are presented as both a financing expense, included in our net loss, and as an item below our net loss. Thus, our statement of operations includes the following:

	Year Ended December 31,

	2004	2003	2002

	($ in thousands)
Financing expense (above net loss):
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	$6,478	$(26,777)	$—
Dividends on mandatorily redeemable preferred stock	(32,075)	(30,568)	—
Items applicable to common stockholders (below net loss):
Dividends on preferred stock	(8,178)	(43,300)	(94,451)
Gain from redemption and repurchases of preferred stock	—	218,310	67,837
      We issued 686,201 shares of Series F preferred stock on August 18, 2003, which is a conditionally redeemable preferred stock. The dividends on these shares were $8.2 million for the year ended December 31, 2004, and $2.8 million for the year ended December 31, 2003, and are included as “Dividends on preferred stock” below our net loss. In addition, on February 8, 2001, we issued 200,000 shares of Series AA preferred stock which was conditionally redeemable preferred stock. Upon transfer of the Series AA preferred stock by AT&T wireless on June 17, 2003, these shares were canceled. The dividends on the Series AA preferred stock were $5.5 million and $12.1 million for the years ended December 31, 2003 and 2002, respectively, and are included as “Dividends on preferred stock” below our net loss. The dividends on our mandatorily redeemable preferred stock totaled $32.1 million for the year ended December 31, 2004, which compares to $65.6 million on a combined basis for the year ended December 31, 2003 and $82.4 million for the year ended December 31, 2002. This decrease in mandatorily redeemable preferred stock dividends from 2002 to 2004 is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2002, 2003 and 2004.
      During the year ended December 31, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock for an aggregate price of $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in our loss from continuing operations.
      During the year ended December 31, 2003, prior to the adoption of SFAS No. 150, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock, for an aggregate price of $36.6 million. This resulted in a gain from repurchase of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to us all of our Series AA preferred stock, which had a fair value that was substantially lower than our carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, our total gain from redemptions and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. Subsequent to the adoption of SFAS No. 150, in 2003, we repurchased a total of 293,101 shares of our 12.25% preferred stock, for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemptions and repurchases of mandatorily redeemable preferred stock of $26.8 million. Although our redemptions and repurchases of preferred stock are in two separate lines items for the year ended December 31, 2003, they netted to a gain of $191.5 million on a combined basis.
      During 2002, we repurchased 40,287 shares of our 12.25% preferred stock and 68,728 shares of our 13% preferred stock, including accrued dividends on the repurchased shares, for an aggregate price of $38.7 million.

Including deferred financing costs, this resulted in a gain on redemptions and repurchases of preferred stock totaling $67.8 million for the year ended December 31, 2002.

Other income (expense), net
      For the year ended December 31, 2004, our historical other income (expense) decreased slightly compared to the year ended December 31, 2003. Before giving effect to the newly acquired markets, our other income increased $4.8 million, primarily due to a loss on sale of assets for the year ended December 31, 2003, offset by a decrease in interest income due to lower interest rates for the year ended December 31, 2004. For the year ended December 31, 2003, our other income (expense) increased compared to the year ended December 31, 2002, due to an increase in interest income during 2003 and the write off of costs associated with the eleven licenses we did not receive in an FCC auction, which were written off during 2002.

Gain (loss) from extinguishment of debt
      For the year ended December 31, 2004, our gain from extinguishment of debt was $40.4 million, compared to a loss of $52.3 million for the year ended December 31, 2003, and a gain of $2.2 million for the year ended December 31, 2002. The gain from extinguishment of debt for the year ended December 31, 2004, was due to our repurchase of $230.3 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $171.2 million, excluding accrued interest. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $54.8 million as a result of these purchases. In addition, we purchased approximately $1.0 million principal amount of our 10.875% senior notes at an aggregate cost of approximately $0.8 million, excluding accrued interest. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million as a result of these purchases. These gains were offset by a loss on redemption of the remaining Dobson/ Sygnet senior notes, and a loss related to the amendment of the Dobson Cellular credit facility. We redeemed the remaining $5.2 million of Dobson/ Sygnet senior notes and recognized a loss from extinguishment of debt of $0.4 million due to the premium paid and the write off of related deferred financing costs. We paid off the and amended the Dobson Cellular credit facility, and we recognized a loss of $14.2 million due to the write off of deferred financing cost related to the Dobson Cellular credit facility. The loss from extinguishment of debt for the year ended December 31, 2003, was due to paying off the Dobson Operating Co. credit facility, the Sygnet credit facility and $183.3 million principal amount of the Dobson/Sygnet senior notes. Our gain from extinguishment of debt for the year ended December 31, 2002, resulted from the repurchase of $11.5 million principal amount of Dobson/ Sygnet senior notes for the purchase price of $8.9 million.

Discontinued operations
      For the year ended December 31, 2004, we had income from discontinued operations of $0.4 million compared to income from discontinued operations (including the gain on the sale) of $26.7 million for the year ended December 31, 2003 and income from discontinued operations of $119.2 million for the year ended December 31, 2002. Our discontinued operations during 2004 relate to the Maryland properties included in the swap with Cingular Wireless, while our discontinued operations during 2003 relate to both the California properties included in the swap with AT&T Wireless and the Maryland properties included in the swap with Cingular Wireless. Discontinued operations during 2002 relate to the California properties included in the swap with AT&T Wireless, the Maryland properties included in the swap with Cingular Wireless and the markets sold to Verizon Wireless.

Cumulative effect of change in accounting principle
      For the year ended December 31, 2002, we recognized a total impairment on our wireless license acquisition costs of $174.1 million, net of tax benefit, as a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets.” Of this total, $33.3 million reflects our impairment and $140.8 million reflects our share of the impairment from our then 50% interest in American Cellular.

LIQUIDITY AND CAPITAL RESOURCES
      We have required, and will likely continue to require, substantial capital to further develop, expand and upgrade our wireless systems and those we may acquire. We have financed our operations through cash flows from operating activities, and when necessary, bank debt and the sale of debt and equity securities. Although we cannot provide assurance, assuming successful implementation of our strategy, including the continuing development of our wireless systems and significant and sustained growth in our cash flows, we believe that availability under our Dobson Cellular revolving line of credit, our cash and cash equivalents on hand and cash flows from operations will be sufficient to satisfy our currently expected capital expenditures, working capital and debt service obligations over the next year. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and the regulatory, technological and competitive developments that may arise.
      We currently expect that we may have to refinance our notes at their final maturities, which begin in 2010. Sources of additional financing may include commercial bank borrowings, vendor financing and the issuance of equity or debt securities. Some or all of these financing options may not be available to us in the future, since these resources are dependent upon our financial performance and condition, along with certain other factors that are beyond our control, such as economic events, technological changes and business trends and developments. Thus, if at any time financing is not available on acceptable terms, it could have a materially adverse effect on our business and financial condition.

Working Capital and Net Cash Flow
      At March 31, 2005, we had working capital of $64.2 million, a ratio of current assets to current liabilities of 1.3:1 and an unrestricted cash balance of $190.2 million, which compares to working capital of $77.6 million, a ratio of current assets to current liabilities of 1.3:1, an unrestricted cash balance of $139.9 million and marketable securities of $39.0 million at December 31, 2004.
      Our net cash provided by operating activities totaled $44.8 million for the three months ended March 31, 2005 compared to $6.0 million for the three months ended March 31, 2004. The increase was primarily due to changes in our current assets and liabilities, which required less net cash payments in 2005 than in 2004. For additional analysis of the changes impacting net loss from continuing operations, see “Results of Operations for the Three Months Ended March 31, 2005 and 2004.” We expect that any future improvements in cash provided by operating activities will primarily be driven by improvements in net income from continuing operations.
      We received cash from investing activities for the three months ended March 31, 2005 and March 31, 2004. Investing activities are primarily related to capital expenditures, purchases and sales of marketable securities and acquisitions and sales of markets. We expect to use cash in investing activities for the foreseeable future. Our net cash provided by investing activities for the three months ended March 31, 2005 related to $39.0 million from sales of marketable securities, partially offset by capital expenditures of $32.6 million. Our net cash provided by investing activities for the three months ended March 31, 2004 primarily related to $45.0 million from sales of marketable securities, $22.0 million in cash received from Cingular Wireless as part of our Michigan/Maryland swap and $11.4 million from receipt of funds held in escrow for contingencies on sold assets, partially offset by capital expenditures of $40.6 million and purchases of marketable securities of $25.0 million. During 2005, we expect capital expenditures to remain fairly constant with 2004 amounts as a result of the continued development and improvements of our GSM/GPRS/EDGE wireless network.
      We used cash in financing activities for the three months ended March 31, 2005 and 2004. Financing activities are primarily related to proceeds from our notes payable and credit facility and repayments of our notes payable and credit facility. Our financing activity uses for the three months ended March 31, 2005 consisted primarily of distributions to minority interest holders of $1.3 million. Our financing activity uses for the three months ended March 31, 2004 consisted of repayments and repurchases of long-term debt totaling $62.1 million and distributions to minority interest holders of $1.6 million.

      At December 31, 2004, we had working capital of $77.6 million, a ratio of current assets to current liabilities of 1.3:1, an unrestricted cash balance of $139.9 million and marketable securities of $39.0 million, which compares to working capital of $103.0 million, a ratio of current assets to current liabilities of 1.4:1, an unrestricted cash balance of $151.5 million and marketable securities of $56.7 million at December 31, 2003. Working capital has decreased due primarily to our repurchase of $48.3 million of our 8.875% senior notes during the first quarter of 2004, our repurchase of $17.4 million of our preferred stock during the second quarter and third quarter of 2004, our acquisition of two new markets during 2004, and the completion of our GSM/ GPRS/ EDGE network buildout, offset by cash provided by operating activities.
      Our net cash provided by operating activities was $150.4 million for the year ended December 31, 2004, compared to $259.8 million for the year ended December 31, 2003, and $187.5 million for the year ended December 31, 2002. The decrease from 2003 to 2004 was primarily due to a $42.4 million decrease in our operating income, a $27.6 million decrease in cash provided by discontinued operations, and decreases resulting from our changes in our current assets and liabilities. The increase of $72.3 million from operating activities from 2002 to 2003 was primarily due to an increase in operating income. For additional analysis of the changes impacting net income from continuing operations see “Results of Operations for the Years Ended December 31, 2004, 2003, and 2002.” We expect that any future improvements in cash provided by operating activities will primarily be driven by improvements in net income from continuing operations.
      We used cash in investing activities for the years ended December 31, 2004, and 2003 and we received cash from investing activities for the year ended December 31, 2002. Investing activities are primarily related to capital expenditures, purchases and sales of marketable securities and acquisitions and sales of markets. We expect to use cash in investing activities for the foreseeable future. We received cash from investing activities for the year ended December 31, 2002, due to our net proceeds from our sale of certain markets to Verizon Wireless. For the year ended December 31, 2004, our capital expenditures were $142.0 million ($65.9 excluding the impact of newly acquired markets), while they were $163.9 million for the year ended December 31, 2003 ($112.0 excluding the impact of newly acquired markets), and $72.9 million for the year ended December 31, 2002. During 2005, we expect capital expenditures to remain fairly constant with 2004 amounts as a result of the continued development and improvement of our GSM/ GPRS/ EDGE technology in our markets.
      We used cash in financing activities for the years ended December 31, 2004, 2003, and 2002. Financing activities are primarily related to proceeds from our credit facilities and notes, repayments of our credit facilities and notes, deferred financing cost associated with our credit facility and notes and purchase of debt and equity securities. Our financing activity uses for the year ended December 31, 2004, consisted primarily of repayments and repurchases of our credit facilities and notes totaling $859.2 million, redemption and repurchase of preferred stock of $17.4 million and deferred financing costs of $16.9 million, offset by proceeds from our credit facilities and notes of $899.0 million. For future expected payments of our notes, see the contractual obligation table included below.

Capital Resources

Dobson Cellular Senior Secured Notes
      On November 8, 2004, our wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. The notes are guaranteed on a senior basis by us, Dobson Operating Co. and Dobson Cellular’s wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of Dobson Operating Co. and Dobson Cellular and on substantially all of the assets of Dobson Operating Co., Dobson Cellular and Dobson Cellular’s subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes). The notes and guarantees rank pari passu in right of payment with existing and future senior indebtedness of Dobson Cellular and the guarantors, and senior to all existing and future subordinated indebtedness of Dobson Cellular and the guarantors.

      A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellular’s senior secured credit facility, to repurchase, at a discount, $175.8 million of previously outstanding debt securities and to fund the acquisition of RFB. As part of the refinancing, Dobson Cellular amended its existing credit facility to, among other things, eliminate the term loan portion and amend the revolving portion to provide for maximum borrowing of $75.0 million.

2011 Fixed Rate Notes
      Interest on the 2011 first priority senior secured notes accrues at the rate of 8.375% per annum and is payable semi-annually in arrears on May 1 and November 1. We make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

2011 Floating Rate Notes
      The 2011 first priority senior secured floating rate notes bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.75%. At March 31, 2005, LIBOR equaled 3.10% and, therefore, the interest rate on these notes was 7.85%.

2012 Fixed Rate Notes
      Interest on the 2012 second priority senior secured notes accrues at the rate of 9.875% per annum and is payable semi-annually in arrears on May 1 and November 1. We make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
      In connection with the closing of the sale of the notes, Dobson Cellular and the guarantors entered into indentures with Bank of Oklahoma, National Association, as trustee for the notes due 2011, and BNY Midwest Trust Company, as trustee for the notes due 2012. The indentures contain certain covenants, including, but not limited to, covenants that limit the ability of Dobson Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting Dobson Cellular’s restricted subsidiaries;

•	issue and sell capital stock of Dobson Cellular’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.

Dobson Cellular Senior Secured Credit Facility
      Dobson Cellular’s senior secured credit facility consists of a $75.0 million senior secured revolving credit facility.

      The Dobson Cellular credit facility is guaranteed by us, Dobson Operating Co. and DOC Lease Co. LLC, and is secured by first and second priority security interests in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of original notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of March 31, 2005 and December 31, 2004, we had no borrowings under this amended credit facility.
      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.
      Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.
      The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit our ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.

Dobson Communications 8.875% Senior Notes
      On September 26, 2003, we completed the private sale of $650.0 million principal amount of 8.875% senior notes due 2013. The net proceeds from the sale of the notes were used to repay in full all amounts owing under the old bank credit facility of Dobson Operating Co., and to repay in part amounts owing under the bank credit facility of Sygnet Wireless, Inc. The senior notes rank pari passu in right of payment with any of our existing and future senior indebtedness and are senior to all existing and future subordinated indebtedness.
      In connection with the closing of the sale of the notes, we entered into an indenture dated September 26, 2003 with Bank of Oklahoma, National Association, as Trustee. The indenture contains certain covenants including, but not limited to, covenants that limit our ability and that of our restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      American Cellular is an unrestricted subsidiary for purposes of the indenture, meaning that it is not subject to certain covenants.
      On February 28, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding existing 10.875% senior notes and existing 8.875% senior notes. During the first quarter of 2004, we purchased $55.5 million principal amount of our 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. Our first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of deferred financing costs.
      In addition, on October 12, 2004, our board of directors authorized us to expend up to $125.0 million for acquisition of our bond debt, without regard to face amount of principal and accrued interest acquired. We purchased approximately $174.8 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $122.9 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $48.7 million in the fourth quarter of 2004 as a result of these purchases.

Dobson Communications 10.875% Senior Notes
      On June 15, 2000, we completed the private sale of $300.0 million principal amount of our 10.875% senior notes due 2010. We used the proceeds to repay indebtedness under the senior secured revolving credit facility of Dobson Operating Co., and for working capital and other general corporate purposes. The senior notes rank pari passu in right of payment with any of our existing and future unsubordinated indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of our existing 10.875% senior notes.
      In connection with the closing of the sale of the notes, we entered into an indenture with The Bank of New York, as successor trustee to United States Trust Company of New York. The indenture contains certain covenants consistent with the covenants noted above in the 8.875% senior notes.
      We purchased approximately $1.0 million principal amount of our 10.875% senior notes at an aggregate cost of approximately $0.8 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million in the fourth quarter of 2004 as a result of these purchases.

American Cellular 10% Senior Notes
      In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp. (now American Cellular) completed an offering of $900.0 million aggregate principal amount of existing 10% senior notes due 2011. These senior notes were issued at par. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility, and to pay expenses of the offering and a portion of the expenses of the restructuring. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.
      During 2001, American Cellular issued $700.0 million principal amount of its 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. In

August 2003, as part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of American Cellular’s senior notes surrendered their senior notes and received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of our Class A common stock, and 681,900 shares of our Series F preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of our Class A common stock. We also issued an additional 4,301 shares of our Series F preferred stock and 276,848 shares of our Class A common stock in payment of certain fees. There remains outstanding $18.1 million principal amount of American Cellular’s 9.5% senior subordinated notes.
      The indenture for American Cellular’s 10% senior notes includes certain covenants including, but not limited to, covenants that limit the ability of American Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      American Cellular has required, and will likely continue to require, substantial capital to further develop, expand and upgrade its wireless systems.

Preferred Stock
      During August 2003, in conjunction with the American Cellular reorganization, we issued 686,201 shares of our Series F preferred stock having an aggregate liquidation preference of $122.5 million and convertible into a maximum of 14.0 million shares of our Class A common stock, plus $48.7 million in cash and 44.2 million shares of our Class A common stock to the former holders of $681.9 million principal amount of American Cellular’s outstanding 9.5% senior subordinated notes due 2009 and their advisors. Our outstanding Series F preferred stock has an aggregate liquidation preference of $122.5 million, plus accrued dividends, at March 31, 2005.
      As of June 30, 2005, we had outstanding 46,181 shares of our 12.25% preferred stock with an aggregate liquidation value of $45.5 million, net of related deferred financing costs and discount, plus accrued dividends, and 192,898 shares of our 13% preferred stock with an aggregate liquidation value of $191.7 million, net of related deferred financing costs, plus accrued dividends. The certificates of designation for these series of preferred stock contain restrictive covenants that require us to meet certain financial ratios in order to incur indebtedness.
      On June 15, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding 12.25% and 13% preferred stock. Through March 31, 2005, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million, of which all have been canceled. For the year ended December 31, 2004, these repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $6.5 million. The gain on redemption and repurchases of preferred stock is included in our loss from continuing operations. During the year ended December 31, 2003, prior to the adoption of SFAS No. 150, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock, for an aggregate purchase price of $36.6 million. This resulted in a gain on redemption and repurchases of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to us all of our Series AA preferred stock, which had a fair value that was substantially lower than our carrying value, thus resulting in a gain on redemption and repurchases of preferred stock of $194.7 million. Therefore, our total gain from redemption and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. The gain on redemption and repurchases of preferred stock is included in net income applicable to common stockholders. Subsequent to the adoption of SFAS No. 150, in 2003, we repurchased a total of 293,101 shares of our 12.25% preferred stock, for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemption and repurchases of preferred stock of $26.8 million and is included in our loss from continuing operations.

      We previously announced that we would not declare or pay the cash dividend due in the fourth quarter of 2004 or the first, second or third quarter of 2005, on our outstanding 12.25% preferred stock or our outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly. To the extent dividends are not paid prior to the mandatory redemption dates or prior to our repurchase of the preferred shares, we will be required to pay such dividends on the redemption dates to the extent it is permitted under applicable law to redeem the preferred stock on such dates.
      If we defer dividends on our 12.25% preferred stock and our 13% preferred stock, we are not permitted to pay dividends on the Series F preferred stock. Therefore, the Series F dividends due on October 15, 2004 and April 15, 2005 with respect to this preferred stock were not paid, and will accrue interest at 7%, compounded semi-annually. The April 15, 2005 deferral is the second semi-annual deferral on dividends for the Series F preferred stock. Effective April 16, 2005, holders of the Series F preferred stock had the right to elect two new directors to our board of directors, but have not done so at this time. If we complete the exchange offer, we intend to pay the accrued dividends of the Series F preferred stock by issuing additional shares of Series F preferred stock, in which case the Series F holders’ current right to elect two directors would terminate.
      If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to our board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or Dobson Cellular’s senior secured credit facility. In addition, if we complete the exchange offer, the holders of the 12.25% preferred stock and the 13% preferred stock will waive their right to elect directors for a period of at least 18 months.

Proposed Exchange Offer
      We will be required to use a significant portion of our available cash in the event the exchange offer is successfully completed. The maximum cash consideration we will pay in the tender offer is $50.2 million. We will also incur costs in connection with the exchange offer.

Tower Sale
      We have entered into agreements to sell 563 towers to Global Tower LLC for $87.5 million and then lease them back under leases with an initial ten-year term. This lease is expected to be accounted for as an operating lease. This transaction is subject to the satisfaction of customary closing conditions. We completed the sale of 507 cellular towers for $77.0 million on June 30, 2005, and we expect to complete the sale of an additional 56 towers for approximately $8.5 million by the end of 2005.

Capital Expenditures and Commitments
      We had capital expenditures of $32.6 million for the three months ended March 31, 2005, and $142.0 million for the year ended December 31, 2004. We plan to spend approximately $140 million for capital expenditures in 2005. The majority of these expected expenditures would expand the coverage capacity of our GSM/ GPRS/ EDGE network, support the addition of new GSM/ GPRS/ EDGE cell sites, upgrade acquired networks, and fund our compliance with certain federal regulatory mandates for E-911 Phase II.
      The amount and timing of capital expenditures may vary depending on the rate at which we expand and develop our wireless systems and whether we consummate additional acquisitions. We may require additional financing for future acquisitions, to refinance our debt at its final maturities and to meet the mandatory redemption provision on our preferred stock.

Contractual Obligations
      The table below sets forth all of our contractual cash obligations as of December 31, 2004, which are obligations during the following years.

	2005	2006-2007	2008-2009	2010 and After

	($ in thousands)
Contractual Cash Obligations
Notes payable	$—	$—	$13,774	$2,442,364
Capital leases	305	—	—	—
Mandatorily redeemable preferred stock	—	—	239,079	—
Series F preferred stock	—	—	—	122,536
Operating leases	46,300	73,729	52,027	71,010
Purchase obligations	3,566	62,500	—	—

Total contractual cash obligations	$50,171	$136,229	$304,880	$2,635,910

      In addition, we are required to make cash interest payments on our 10.875% senior notes due 2010 and our 8.875% senior notes due 2013, Dobson Cellular is required to pay cash interest on its 9.875% second priority senior secured notes due 2012, 8.375% senior secured notes due 2011 and its floating rate senior secured notes due 2011, and American Cellular is required to pay cash interest on its 10% senior notes due 2011 and its 9.5% senior subordinated notes due 2009. Based on outstanding principal amounts at December 31, 2004, cash interest on our notes is as follows:

•	$32.5 million annually through maturity in 2010 on our 10.875% senior notes;

•	$37.2 million annually through maturity in 2013 on our 8.875% senior notes;

•	$32.1 million annually through maturity in 2012 on Dobson Cellular’s 9.875% second priority senior secured notes;

•	$20.9 million annually through maturity in 2011 on Dobson Cellular’s 8.375% senior secured notes;

•	$18.3 million annually based on the interest rate in effect on December 31, 2004, on Dobson Cellular’s floating rate senior secured notes that will vary through maturity in 2011 based on the applicable interest rate, which is reset quarterly, of LIBOR plus 4.75%;

•	$90.0 million annually through maturity in 2011 on American Cellular’s 10% senior notes; and

•	$1.7 million annually through maturity in 2009 on American Cellular’s 9.5% senior subordinated notes.
      In addition to the above cash obligations, beginning in 2003, we were required to pay cash dividends on our 12.25% preferred stock, and beginning May 1, 2004, we were required to pay cash dividends on our 13% preferred stock. We previously announced that we do not intend to declare or pay dividends on our 12.25% preferred stock or our 13% preferred stock for the fourth quarter of 2004 or the first, second or third quarter of

2005. To the extent dividends are not paid prior to the mandatory redemption dates or prior to our repurchase of the preferred shares, we will be required to pay such dividends on the redemption dates to the extent we are permitted under applicable law to redeem the preferred stock on such dates. Mandatorily redeemable preferred stock presented in the table above does not include accrued or future dividends. As of December 31, 2004, we have accrued dividends of $2.7 million on our 12.25% preferred stock, $10.6 million on our 13% preferred stock and $6.1 million on our 7% Series F preferred stock. Based on the amount outstanding as of December 31, 2004, dividends related to our 12.25% preferred stock would be approximately $5.7 million for the years 2005, 2006 and 2007 and $1.4 million for 2008, dividends related to our 13% preferred stock would be approximately $25.4 million for the years 2005, 2006, 2007 and 2008 and $12.6 million for 2009 and dividends related to our 7% Series F preferred stock would be approximately $8.6 million for the years 2005 through redemption in 2016.
      Purchase obligations include agreements to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, capital expenditures, software acquisition/licenses commitments, legally binding service contracts and non-cancelable purchase orders that meet the definition of a “purchase obligation”.
      We are obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/ GPRS/ EDGE related products and services prior to June 9, 2007. If we fail to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of March 31, 2005, $38.4 million of this commitment has been fulfilled. As of December 31, 2004, $27.5 million of this commitment had been fulfilled. The remaining commitment at December 31, 2004 of approximately $62.5 million is included in the table above.

Off-Balance Sheet Arrangements
      We do not have any off-balance sheet financing arrangements or liabilities. In addition, we do not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.
EFFECT OF NEW ACCOUNTING STANDARDS
      At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill.” EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. As noted in Critical Accounting Policies, we have used the “start-up” method to determine the fair value of our licenses. As a result, our financial condition or results was not impacted by the implementation of EITF Topic D-108.
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payments.” Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.
      As a larger public entity, we will be required to apply Statement 123(R) as of the first annual reporting period that begins after June 15, 2005, which is the first quarter of 2006.
      Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.
      Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, we have historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase our non-cash compensation expense in future periods. We have not determined the method that we will use to estimate the fair value of stock options as part of our adoption of Statement 123(R). As disclosed in the notes to our consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased our non-cash compensation expense, net of tax, by approximately $1.1 million for the three months ended March 31, 2005, $3.8 million for the three months ended March 31, 2004, $6.5 million for the year ended December 31, 2004, $6.1 million for the year ended December 31, 2003 and $8.7 million for the year ended December 31, 2002. The provisions of our credit facility, outstanding notes, and preferred stock do not include non-cash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on our financial condition or capital resources.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      Our primary market risk relates to changes in interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.
      We have $250.0 million senior secured notes that bear interest at a variable rate, reset quarterly, of LIBOR plus 4.75%. These notes are the only variable rate debt we have outstanding. A one-percentage point change in interest rate would change our cash interest payments on an annual basis by approximately $2.5 million.

BUSINESS
      We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to major metropolitan statistical areas, or MSAs, that are characterized by a high concentration of expressway corridors and roaming activity.
      At March 31, 2005, our wireless telephone systems covered a total population of 11.8 million in 16 states, and we had approximately 1.6 million subscribers with an aggregate market penetration of 13.5%. We offer digital voice and feature services to all of our covered population through our Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Time Division Multiple Access, or TDMA, digital network. In 2004, we deployed GSM/ GPRS and Enhanced Data for GSM Evolution, or EDGE, digital technology on our network, which enables us to offer enhanced wireless data services. For the three months ended March 31, 2005, we had total revenue of $271.8 million, net loss applicable to common stockholders of $25.4 million and net loss applicable to common stockholders per common share of $0.19. At March 31, 2005, we had $2.5 billion of borrowings from notes and stockholders’ equity of $29.7 million.
Competitive Strengths
      We believe our competitive strengths include the following:
      Substantial Size and Scale. We are one of the largest rural and suburban providers of wireless communications services in the United States. We had total revenue of $271.8 million for the three months ended March 31, 2005.
      Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/ GPRS/ EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans and enhanced data offerings.
      Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have an average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near MSAs that have networks operated by our primary roaming partners, Cingular Wireless and AT&T Wireless. AT&T Wireless was acquired by Cingular Wireless in October 2004 and renamed New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services by its former name, AT&T Wireless. We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.
      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. In 2004, we deployed GSM/ GPRS/ EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners that utilize GSM/ GPRS/ EDGE technology.
      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.8 million as of March 31, 2005. We have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.
      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, system design, engineering, purchasing, financial, administrative and billing functions. We believe our increased scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.
Strategy
      The key elements of our strategy are:
      Drive ARPU Growth through GSM Migration. During 2004, we completed the deployment of our GSM/ GPRS/ EDGE network in substantially all of our markets and are currently marketing primarily GSM/ GPRS/ EDGE products. Our average revenue per unit, or ARPU, for GSM/ GPRS/ EDGE subscribers has been, and we expect it will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM/ GPRS/ EDGE product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services.
      Locally Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force, independent dealers and third party resellers, all of which foster a strong community presence for our products and operations.
      Strategic Roaming Relationships. We have developed strategic relationships with Cingular Wireless and AT&T Wireless, which operate wireless systems in MSAs near our wireless systems. These roaming agreements allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with Cingular Wireless and AT&T Wireless designate us as the preferred provider of roaming service in substantially all of our markets where they do not have a network, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of our roaming partners as “home” territories.
      Implementation of GSM/ GPRS/ EDGE Technology. In 2004, we deployed GSM/ GPRS/ EDGE technology over substantially our entire network. GSM/ GPRS/ EDGE technology is the digital technology being used by our primary roaming partners, Cingular Wireless and AT&T Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/ GPRS/ EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless and AT&T Wireless as they continue to convert their subscriber base to service plans utilizing GSM/ GPRS/ EDGE technology.
      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.

      Introduce Enhanced Products and Services. We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including Blackberry handheld devices, which we launched in late 2004 in many of our markets.
      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.
Operations
      These tables set forth information with respect to our existing wireless markets. Information with respect to populations in licensed areas is as of March 31, 2005 and is our estimate based upon the 2003 population estimates provided by MapInfo Corporation, a location software company. These estimates are adjusted to exclude those portions of rural service areas, or RSAs, and MSAs not covered by our licenses. Information with respect to subscribers is as of March 31, 2005. We determine market penetration by dividing the total number of subscribers in each of our Federal Communications Commission, or FCC, wireless licensed areas at the end of the period by the estimated total population covered by the applicable wireless license.
      The following table sets forth information with respect to our existing markets as of March 31, 2005 for Dobson Cellular and American Cellular and for Dobson Communications on a consolidated basis.

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Alaska(1)
Anchorage, AK MSA	268,300		268,300
AK 1 RSA	91,800		91,800
AK 2 RSA	127,400		127,400
AK 3 RSA	73,300		73,300
Arizona
AZ 1 RSA	168,400		168,400
Illinois
Alton, IL MSA		21,800	21,800
Kansas
KS 5 RSA	117,000		117,000
Kentucky
KY 4 RSA		269,200	269,200
KY 5 RSA		167,200	167,200
KY 6 RSA		287,000	287,000
KY 8 RSA		126,500	126,500
Maryland
Cumberland, MD MSA	100,500		100,500
Hagerstown, MD MSA	133,500		133,500
MD 1 RSA	30,100		30,100
MD 3 RSA	209,100		209,100

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Michigan
MI 1 RSA		202,100	202,100
MI 2 RSA	115,300		115,300
MI 3 RSA	181,700		181,700
MI 4 RSA	144,400		144,400
MI 5 RSA	174,400		174,400
MI 10 RSA	139,200		139,200
Michigan PCS(2)	588,000		588,000
Minnesota
Duluth, MN MSA		244,500	244,500
MN 2 RSA		32,800	32,800
MN 3 RSA		58,700	58,700
MN 4 RSA		16,700	16,700
MN 5 RSA		217,600	217,600
MN 6 RSA		285,200	285,200
Missouri
MO 1 RSA	43,200		43,200
MO 2 RSA	23,000		23,000
MO 4 RSA	73,200		73,200
MO 5 RSA	13,700		13,700
New York(3)
NY 3 RSA	476,400		476,400
Orange County, NY MSA		349,800	349,800
Poughkeepsie, NY MSA		284,200	284,200
NY 5 RSA		395,900	395,900
NY 6 RSA		112,100	112,100
Ohio
Youngstown, OH MSA	478,100		478,100
OH 7 RSA		262,000	262,000
OH 10 RSA		62,700	62,700
OH 11 RSA	111,500		111,500
Oklahoma
OK 2 RSA	49,200		49,200
OK 5 RSA(4)	34,500		34,500
OK 6 RSA	225,000		225,000
OK 7 RSA(4)	118,500		118,500
Enid, OK MSA	58,000		58,000
NE Oklahoma PCS(5)		265,500	265,500

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Pennsylvania
Sharon, PA MSA	118,600		118,600
Erie, PA MSA	278,200		278,200
PA 1 RSA	194,500		194,500
PA 2 RSA	85,900		85,900
PA 6 RSA	382,500		382,500
PA 7 RSA	217,200		217,200
PA 9 RSA		187,100	187,100
PA 10 RSA	49,900		49,900
Texas
TX 2 RSA(6)	89,000		89,000
TX 9 RSA	197,200		197,200
TX 10 RSA	346,100		346,100
TX 16 RSA	361,700		361,700
West Virginia
WV 2 RSA		76,700	76,700
WV 3 RSA		264,700	264,700
Wisconsin
Eau Claire, WI MSA		150,100	150,100
Wausau, WI MSA		127,700	127,700
WI 1 RSA		121,800	121,800
WI 2 RSA		87,200	87,200
WI 3 RSA		146,600	146,600
WI 4 RSA		126,800	126,800
WI 5 RSA		85,700	85,700
WI 6 RSA		34,000	34,000

Total population	6,687,500	5,069,900	11,757,400

Total subscribers	890,400	700,100	1,590,500

Total penetration	13.3%	13.8%	13.5%

(1)	We also own or lease some Alaska PCS licenses. These PCS licenses pertain to the following basic trading areas, or BTAs: BTA 14, BTA 136 and BTA 221. These PCS licenses have a total population of 651,900, however, they overlap populations already covered by our cellular licenses of 567,300. Since our network does not cover the incremental population outside of our cellular license coverage area, the incremental population of 84,600 is not included in the table above.

(2)	Michigan PCS consists of the following BTAs: BTA 11, BTA 132, BTA 169, BTA 241, BTA 307, BTA 310, BTA 345, BTA 390, BTA 409 and BTA 446. These PCS licenses cover a total population of 1.7 million, however, they overlap populations already covered by our cellular licenses totaling 0.8 million and cover areas that are not currently covered by our network totaling 0.3 million. Therefore, only the net incremental population of 0.6 million is included in the table above.

(3)	We also own Syracuse BTA 438, which covers a total population of 781,000. Our network does not currently cover these populations, thus, they are not included in the table above.

(4)	This market is owned by a partnership, of which Dobson Cellular owns a 65% interest.

(5)	NE Oklahoma PCS consists of the following BTAs: Oklahoma BTA 31, Kansas BTA 88 and portions of Missouri BTA 220, Oklahoma BTAs 311 and 448.

(6)	This market is owned by a partnership, of which Dobson Cellular owns a 62% interest.
Services and Features
      We solidify our commitment to our customers by placing a high priority on offering the latest products, services and competitive rate plans. We have a fully digital network and have introduced a wireless Internet product in an on-going effort to consistently deliver advanced services and technologies to our customers. We attempt to maximize the choices available to our customers by offering the latest lines of hand-held wireless phones from a wide variety of manufacturers. We design our rate plans to fit the specific needs of our customers, which we balance with our on-going objective to improve our operating results.
      Our primary service offering is wireless telephone service. We currently offer digital service using both the GSM/ GPRS/ EDGE digital standard and the TDMA digital standard in all of our wireless markets. In addition, we offer various custom-calling features, including voice mail, call forwarding, call waiting, three-way calling, no answer transfer, caller ID, message waiting indicator, sleep mode for longer battery life, voice-activated dialing, and mobile originated and mobile terminated short message service. The deployment of GSM/ GPRS/ EDGE technology allows us to provide more advanced wireless data services, thereby giving our subscribers the ability to access the Internet, to send and receive pictures and video, and to download games and music.
Marketing
      The following are key components of our marketing strategy:
      Branding. We offer wireless service under the CELLULARONE® trademark in all of our markets other than western Oklahoma and the Texas Panhandle, where we use and own the service mark DOBSON CELLULAR SYSTEMS®. We believe the national support offered by the Cellular One Group has enhanced our advertising exposure. We also believe that we have obtained significant marketing benefits from the high name recognition associated with this widely used service mark.
      We use the CELLULARONE® trademark pursuant to licensing agreements with the Cellular One Group. We pay licensing and advertising fees based upon the population of the licensed areas. Our licensing agreements with the Cellular One Group are for current five-year terms expiring on various dates on or after January 1, 2009. These agreements may be renewed at our option for an additional five-year term. From time-to-time, we may consider alternative brand name strategies and service marks.
      Advertising. Our advertising strategy is focused on establishing a strong local presence in each of our markets. We direct our media efforts at the market level by advertising in local publications and sponsoring local and regional events. We also use mass media outlets such as television, radio, newspaper, magazine and outdoor advertising, as well as direct marketing, to augment our efforts at the community level.
      We focus our marketing programs on attracting subscribers that we believe are likely to generate high monthly revenue. We undertake extensive market research to identify and design marketing programs to attract these subscribers and tailor distinctive rate plans and roaming rates to emphasize the quality, value and advantage of our wireless service. We market our service offerings primarily through our direct sales force and company-owned retail stores. We also market our service offerings through our Internet site and a network of dealers, such as electronics stores, car dealerships and department stores. In addition to these traditional channels, our marketing team continuously evaluates other, less traditional, methods of distributing our services and products, such as direct mail programs.
      Segmented Rate Plans. We offer our subscribers a diverse array of rate plans, so that each subscriber can choose the plan that best fits that subscriber’s expected calling needs. We focus our offers to take advantage of our GSM/ GPRS/ EDGE network. Our offerings include our national rate plans, which use our networks, and those of other third party providers, mainly Cingular Wireless and AT&T Wireless, plus regional and local rate plans at a variety of pricing tiers. Our rate plans generally combine a fixed monthly access charge, a designated number of minutes-of-use, per minute usage charges for minutes in excess of the included amount and additional charges for certain custom-calling features. Most of our plans include some features such as voice mail, caller ID, call forwarding and call waiting. These plans offer value to the customer while enhancing airtime usage and revenue. Our goal is to offer plans that best fit our subscriber’s needs.
Sales and Distribution
      We sell and distribute our wireless services, phones and accessories primarily through four distribution channels: our retail stores, direct sales, independent dealers, and third party resellers. For the three months ended March 31, 2005, approximately 55% of our gross subscriber additions were added through our retail stores, approximately 5% were added by our direct sales force, slightly over 15% were added by our independent dealers and approximately 25% were added by third party resellers.
      As of March 31, 2005, we had approximately 230 retail stores and outlets, most of which can also handle general customer service matters, including inquiries regarding bills and existing service. Some of these stores are also authorized warranty repair centers. Our stores and our well-trained sales staff provide customer-friendly retail environments through extended hours, and by offering a large selection of products and services at convenient locations, which are designed to make the sales process quick and easy for the subscriber.
      We train our sales force in a manner designed to stress the importance of customer satisfaction. We believe that our direct sales force is able to select and screen new subscribers and select pricing plans that realistically match subscriber needs, and we compensate our sales force in part based on their success in meeting subscriber needs. As a result, we believe that our direct sales force reduces our marketing costs because our subscriber retention rate is higher than when we use independent dealers. As of March 31, 2005, we had approximately 100 employees in our direct sales force.
      As of March 31, 2005, we had contracts with approximately 350 independent dealers or agents. Those agents operate approximately 650 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores and national and regional retail chains.
      As of March 31, 2005, we had relationships with three major third party resellers. The relationships involve an agreed upon discounted price for our wireless services, and in return, the resellers market and sell services on our network and provide billing and customer service to the reseller subscribers.
      We have developed an after-sale telemarketing program which we believe helps to reduce our churn rates and enhance customer loyalty. This program, which is conducted by our sales force and customer service personnel, includes courtesy calls to our new customers and allows our sales staff to check customer satisfaction and offer our customers additional calling features.
Customer Service
      Customer service is an essential element of our marketing and operating philosophy. We seek to attract new subscribers and retain existing subscribers by providing high-quality customer service. Our customers benefit from a local staff, including an area manager, customer service field representatives, technical and engineering staff, sales representatives and installation and repair facilities. Local offices and installation and repair facilities allow us to better service our customers, schedule installations and make repairs. As of March 31, 2005, we managed five call centers, which service our markets. As part of a reorganization of our call centers, effective July 1, 2005, we closed our Frederick, Maryland call center and our other call centers will handle any calls that may have come into this call center. The regional presence of the call centers enhances our knowledge of the local markets, which improves our ability to provide customer service, credit and collection and order activation.
      In addition, our customers are able to report wireless telephone service or account problems 24-hours a day to our customer service centers on a toll-free access number with no airtime charge. We believe that our emphasis on customer service affords us a competitive advantage over our larger competitors. We frequently contact our subscribers in order to evaluate and measure, on an ongoing basis, the quality and competitiveness of our services.
Roaming
      Roaming is an important service component for our business. Accordingly, where possible, we attempt to arrange roaming agreements that allow customers to roam at competitive prices. We believe this increases usage on all wireless systems, including our own. We operate many systems that are adjacent to major metropolitan areas and include a high concentration of expressway corridors. These systems tend to have a significant amount of roaming activity.
      Our two most significant roaming partners are Cingular Wireless and AT&T Wireless, which accounted for over 83% of our roaming traffic and 85% of our roaming revenue for the three months ended March 31, 2005 and 91% of our roaming traffic and 84% of our roaming revenue for the year ended December 31, 2004. We have entered into long-term roaming agreements with both Cingular Wireless and AT&T Wireless to provide their subscribers with GSM/ GPRS/ EDGE and TDMA services when they roam in our markets. These agreements also allow our subscribers to roam outside of our service area on the networks of Cingular Wireless and AT&T Wireless at rates we believe to be favorable.
      Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. We are parties to GSM/ GPRS/ EDGE and TDMA roaming and operating agreements with both Cingular Wireless and AT&T Wireless. The roaming rates under the AT&T Wireless agreements are generally lower than the rates under the Cingular Wireless agreement. The AT&T Wireless agreements provide for exclusivity and other operational provisions not in the Cingular Wireless Agreement. Although it is not certain what effect this merger will ultimately have on our existing roaming agreements, Cingular Wireless may effect certain restructurings of its operating subsidiaries in an attempt to make the terms of the AT&T Wireless roaming agreement applicable to all Cingular Wireless customers. Such a result would revise the roaming rates currently applicable to roaming between us and Cingular Wireless; however, we do not believe such an occurrence would have a material adverse effect on our overall business or results of operations.
      Cingular Wireless. For the three months ended March 31, 2005, Cingular Wireless’ customers accounted for approximately 57% of our roaming revenue, or approximately 11% of our total operating revenue. For the year ended December 31, 2004, Cingular Wireless’ customers accounted for approximately 39% of our roaming revenue, or approximately 8% of our total operating revenue. Under our Cingular Wireless roaming agreement, Cingular Wireless and we charge each other favorable roaming rates for usage of both GSM/ GPRS/ EDGE and TDMA in our respective markets. These rates have decreased over time through December 16, 2003, when the rates reached a floor that made them a fixed rate until December 31, 2008. Subject to certain limitations, we are a preferred roaming partner for GSM/ GPRS/ EDGE and TDMA services for substantially all of Cingular’s customers that roam in our markets. Our roaming agreement with Cingular Wireless requires that we maintain and provide certain call features and related services to roaming customers, such as call waiting, call forwarding, three-way calling, caller ID and voice mail. This roaming agreement may be terminated or suspended by either party if the FCC revokes a license covering a material portion of either party’s markets, or if either party fails to control subscriber fraud, fails to adhere to system technical requirements and upgrades or breaches any of the material terms of the roaming agreement. The roaming agreement expires on December 31, 2011.
      AT&T Wireless. For the three months ended March 31, 2005, AT&T wireless’ customers accounted for approximately 28% of our roaming revenue, or approximately 6% of our total operating revenue. For the year ended December 31, 2004, AT&T Wireless’ customers accounted for approximately 45% of our roaming revenue, or approximately 9% of our total operating revenue. Dobson Cellular’s roaming agreements with AT&T Wireless for both GSM/ GPRS/ EDGE and TDMA expire in July 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using a party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or non-renewal of a party’s GSM license.

      The roaming agreements provide for negotiated roaming rates for GSM/ GPRS/ EDGE and TDMA in the respective markets of Dobson Cellular and AT&T Wireless. The rates are non-reciprocal. The TDMA rates are set through June 30, 2008. For GSM/ GPRS/ EDGE, the rates are fixed through June 30, 2006, subject to modification in limited circumstances. The rates in years 2007 and 2008 could decrease to a limited extent based on the average revenue per minute earned by AT&T Wireless from its subscribers.
      Subject to certain exceptions, through June 30, 2006, AT&T Wireless and its controlled affiliates have agreed not to expand their current GSM/ GPRS/ EDGE or TDMA footprint to directly or indirectly engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/ GPRS/ EDGE or TDMA on any spectrum in any of Dobson Cellular’s markets. Subject to the provisions of the roaming agreements, Dobson Cellular may elect to extend the exclusivity period for 2007 and 2008. AT&T Wireless’ current GSM/ GPRS/ EDGE footprint overlaps with approximately 2.3 million of the population covered by Dobson Cellular’s wireless licenses.
      AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with Dobson Cellular if the overlap is less than 25% of the total markets in the transaction (measured by population). In such event, AT&T Wireless customers would no longer need to roam on Dobson Cellular’s systems in these markets.
      AT&T Wireless has agreed that its customers, when roaming in virtually all of Dobson Cellular’s markets, will seek GSM/ GPRS/ EDGE roaming service from Dobson Cellular prior to seeking such service from another carrier other than Cingular so long as Dobson Cellular is in compliance with the construction, operational and other requirements under the agreements.
      AT&T Wireless has agreed that its customers, when roaming in virtually all of Dobson Cellular’s markets, will seek TDMA roaming service from Dobson Cellular prior to seeking such service from another unaffiliated carrier so long as Dobson Cellular is in compliance with the construction, operational and other requirements under the roaming agreements.
      AT&T Wireless may terminate the preferred GSM/ GPRS/ EDGE roaming provider and limited exclusivity provisions of the agreements if Dobson Cellular ceases to be in compliance with the construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires Dobson Cellular.
      American Cellular’s roaming agreement with AT&T Wireless for TDMA expires in February 2020, although the roaming rates are established only through June 2007. The roaming agreement for GSM/ GPRS/ EDGE expires in July 2008, although the roaming rates are established only through June 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using either party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or nonrenewal of either party’s GSM license. For GSM/ GPRS/ EDGE, the rates are fixed through June 30, 2006, subject to modification in limited circumstances. The rates in years 2007 and 2008 could decrease to a limited extent based on the average revenue per minute earned by AT&T Wireless from its subscribers.
      Subject to certain exceptions, through June 30, 2006, AT&T Wireless and its controlled affiliates have agreed not to expand their current GSM/ GPRS/ EDGE or TDMA footprint to directly or indirectly, engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/ GPRS/ EDGE or TDMA on any spectrum in any of American Cellular’s markets. Subject to the provisions of the roaming agreements, American Cellular may elect to extend the exclusivity period for 2007 and 2008. AT&T Wireless’ current GSM/ GPRS/ EDGE footprint overlaps with approximately 0.4 million of the population covered by American Cellular’s wireless licenses.
      AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with American Cellular if the overlap is less than 25% of the total markets in the transaction (measured by population); however, in such event, American Cellular will have the right to purchase from AT&T Wireless and its affiliates the markets constituting the overlap.
      AT&T Wireless has agreed that its customers, when roaming in any of American Cellular’s markets, will seek TDMA or GSM/ GPRS/ EDGE roaming service from American Cellular prior to seeking such service from another carrier so long as American Cellular is in compliance with the construction, operational and other requirements under the agreements.
      AT&T Wireless may terminate the preferred GSM/ GPRS/ EDGE roaming provider and limited exclusivity provisions of the agreements if American Cellular ceases to be in compliance with the construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires American Cellular.
Billing System
      We have contracted with Convergys Corporation for use of their Atlys® billing and customer care systems under a service bureau arrangement. Convergys provides billing for all our subscribers in all our markets. Convergys handles all the administration and maintenance of the Atlys® application and the associated infrastructure. Convergys and their partners are responsible for the processing and printing of all customer invoices.
Network Operations
      Network Communications Equipment. Our network communications equipment is provided by a variety of leading network suppliers, including Nortel Networks and Ericsson.
      Connection Agreements. Our wireless network connects to the public-switched telephone network system through local exchange carriers. We have interconnection agreements with BellSouth, SBC (Ameritech, Southwestern Bell), Verizon (Bell Atlantic, GTE), Sprint, and Qwest (US West) and other local exchange carriers within our markets. The expiration dates of these agreements vary from one to three years. Upon expiration, the agreements automatically renew for six months to one year and can terminate with the mutual written consent by either party.
      Network Operations. Our network operations are monitored by regional network personnel, who provide monitoring on a real-time basis for items including alarm monitoring, power outages, tower lighting problems and traffic patterns.
      Cell Sites and Transmission Towers. As of March 31, 2005, on a consolidated basis, we operated 2,427 cell sites, of which 622 were on towers owned by us. On June 30, 2005, we completed a sale and leaseback transaction in which we sold 507 cellular towers, and we expect to sell and lease back an additional 56 towers by the end of 2005.
System Development and Technology
      System Development. We develop or build out our service areas in response to projected subscriber demand and competitive factors by adding voice circuits to existing cell sites and by building new cell sites to increase capacity with an emphasis on improving coverage for hand-held phones in high-traffic areas. We develop projected subscriber service demand for each market area on a cell-by-cell basis.
      We expect our network expansion to enable us to continue to add and retain subscribers, enhance subscriber use of our systems, increase roaming traffic due to the large geographic area covered by our network and further enhance the overall efficiency of our systems. We believe that the increased coverage and capacity will continue to have a positive impact on market penetration and subscriber usage.
      Digital Technology. During 2003 and 2004, we deployed our GSM/ GPRS/ EDGE network over our network. With this enhanced data network, we offer 28Kb to 36Kb GPRS data speeds and 100Kb to 120Kb EDGE data speeds to our subscribers and to subscribers of our roaming partners. GSM/ GPRS/ EDGE is the network technology choice for our two largest roaming partners, Cingular Wireless and AT&T Wireless.

      Our TDMA digital technology divides each channel into three voice circuits providing service to three simultaneous users instead of using the same spectrum for one analog voice circuit. Our digital services include digital voice circuits, short messaging services, message waiting indicator, increased battery life and caller ID services.
Competition
      We compete with one or more companies in our markets throughout our regions. In various markets, these companies include Alaska Communications Systems, Alltel, Cingular Wireless, Nextel, Rural Cellular, Sprint PCS and its affiliates, T-Mobile, US Cellular, Verizon Wireless and Western Wireless.
      Our industry has and continues to experience consolidation amongst competitors, which has led to a reduction in our total number of competitors. In addition to the recent acquisition of AT&T Wireless by Cingular, Sprint and Nextel Communication, Inc. recently announced that their boards of directors have unanimously approved a definitive agreement for a merger of equals. In addition, in January 2005, Alltel announced it had reached an agreement to purchase Western Wireless.
      The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. Many of our competitors have been operating for a number of years, operate nationwide systems, currently serve a substantial subscriber base and have significantly greater financial, personnel, technical, marketing, sales and distribution resources than we do. Some competitors market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. In addition, the FCC requires all wireless carriers to provide for wireless number portability for their customers. Number portability enables wireless customers to change wireless carriers and retain their wireless telephone numbers. Number portability may result in an increase in churn throughout the industry.
      We compete against other facilities-based cellular carriers, PCS carriers and enhanced specialized mobile radio, or ESMR, carriers in each of our markets. We compete for customers based principally upon price, the services and enhancements offered, the quality of our system, customer service, system coverage and capacity. This competition may increase to the extent that licenses are transferred from smaller, standalone operators to larger, better-capitalized and more experienced wireless operators that may be able to offer consumers certain network advantages.
      The FCC has created potential sources of new competition by auctioning additional PCS licenses, as well as licenses for wireless communications services, local multipoint distribution service, 39 GHz service and 220 to 222 MHz service. Further, the FCC has announced plans to auction licenses in the 4.9 GHz and 700 MHz bands that may be usable for mobile services. The FCC has also allocated an additional 90 MHz of spectrum (in the 1.7 GHz and 2.1 GHz bands) for advanced wireless services, and adopted service and auction rules for these bands. The FCC has announced that an auction of licenses to use this spectrum could commence as early as mid-2006. The FCC has also initiated a number of rulemaking proceedings to allocate additional spectrum to wireless use, much of which can be licensed for commercial wireless purposes. In the future, we may also compete more directly with traditional landline telephone service providers.
      We also face, to a lesser extent, competition from mobile satellite service, or MSS, providers, as well as from resellers of these services and wireless service. The FCC has granted MSS providers the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.
      Continuing technological advances in telecommunications make it impossible to predict the extent of future competition. However, due to the depth and breadth of the competitive services offered by operators using these other technologies, future competition from these operators could be intense.

Regulation
      The wireless telecommunications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an impact on many aspects of this regulation. In addition, the federal and state regulatory schemes are regularly the subject of administrative rulemakings and judicial proceedings that are significant to us.
      Federal Regulation. The licensing, construction, modification, operation, ownership and acquisition of wireless telephone systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934, as amended, or the Communications Act. These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.
      Federal Licensing Requirements. We hold a variety of cellular, PCS, and microwave licenses, as authorized by the FCC. The FCC licenses cellular systems in accordance with 734 geographically defined market areas comprised of 306 MSAs and 428 RSAs. In each market, the FCC licenses two cellular systems operating on different 25 MHz frequency blocks designated as Block A and Block B. Apart from the different frequency blocks, there is no technical difference between the two cellular systems; and the operational requirements imposed on each by the FCC are the same. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the cellular geographic service area, or CGSA. The CGSA may conform exactly to the boundaries of the FCC-designated MSA or RSA, or it may be smaller if a licensee has chosen not to provide services to certain areas. In almost all of our markets, our CGSA is virtually coterminous with the MSA or RSA boundary. In markets where this is not the case, the unserved area is sparsely populated.
      PCS licenses are awarded by the FCC for protected geographic service areas called major trading areas, or MTAs, and BTAs, which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. The PCS MTAs and BTAs cover different geographic areas than the MSAs and RSAs, and so a licensee for a cellular MSA license and a PCS BTA license in the same general geographic area may have overlapping coverage but not co-extensive coverage. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs, for a total of more than 2,000 licenses. Some of the C Block licenses were subsequently divided into two 15 MHz blocks or three 10 MHz blocks.
      The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their respective service areas within five years, and two-thirds of the population within ten years, of their initial license grants, or make a showing of substantial service. All 10 MHz and 15 MHz Block licensees must construct facilities that offer coverage service to 25% of the service area within five years of their initial licenses, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements are subject to forfeiture of the license. We are in compliance with the applicable construction requirements that have arisen for the PCS licenses we currently hold. We expect to meet all future construction requirements as well.
      The FCC generally grants cellular and PCS licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional ten-year term. If a license is not renewed, then we will be unable to operate on the frequencies covered by the expired license. To date, the FCC has renewed for a new ten-year term each of our licenses for which a renewal application was required. If the FCC were to find, after appropriate notice and hearing, that good cause existed, the FCC may deny our license renewal applications. However, the FCC will award a renewal expectancy to us if we meet certain standards of past performance. If we receive a renewal expectancy for our cellular licenses, the FCC will renew our existing cellular licenses without accepting competing applications. If we receive a renewal expectancy for our PCS licenses, our licenses would likely be renewed even if a competing application was filed by another party. To receive a renewal expectancy, we must show that we have provided “substantial” service during our past license term and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines “substantial” service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license, subject to a comparative hearing; and the FCC may award the license to another entity. To our knowledge, we have satisfied the “substantial service” standard in all of our markets.
      The FCC may deny applications for FCC authority, and in extreme cases revoke licenses, if it finds that an entity lacks the requisite “character” qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. To our knowledge, there are no activities and no judicial or administrative proceedings involving either the licensees in which we hold a controlling interest or us that would warrant such a finding by the FCC.
      Cellular and PCS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One requirement of cellular providers is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid interference between adjacent systems. In addition, the height and power of cellular base station transmitting facilities and the type of signals they emit must fall within specified parameters. PCS providers may not exceed a certain field strength limit at the market boundary without the consent of the neighboring PCS licensee. The FCC released an order addressing ways of reducing interference caused to public safety radio licensees in the 800 MHz band by enhanced specialized mobile radio, or ESMR, services (such as those offered by Nextel) and, more rarely, by cellular and other commercial mobile radio service, or CMRS, carriers operating within licensed parameters. The order places certain obligations on both ESMR and cellular providers to abate “unacceptable interference” caused to public safety communications to the extent such interference, even if in part, is caused by the SMR or cellular providers. Under certain conditions, ESMR and cellular providers may also need to provide prior notice of new cell site construction or modification. The new regulatory mandates could increase our costs. Furthermore, the order changes ESMR spectrum assignments and may enhance the ability of ESMR service providers to compete with us.
      In September 2002, the FCC removed or significantly reduced the impact of many outdated cellular rules, eliminated a number of technical requirements and granted additional technical and operational flexibility. Among the changes is a phase-out over a five-year period, which commenced on February 18, 2003, of the requirement that all cellular carriers provide analog service throughout their territory. These new rule changes have enabled us to operate more efficiently and to utilize our licensed spectrum more effectively in providing services that meet our customers’ requirements. The phase-out of cellular analog service is tied, in part, to accommodating the needs of the hearing impaired and their ability to utilize hearing aids with digital wireless phone service. In this regard, the FCC adopted an order in August 2003 requiring digital wireless phone manufacturers and providers of digital wireless services such as ourselves to take steps to develop and offer digital wireless handsets that are compatible with hearing aid devices. This order will increase our costs by requiring us to train our sales force on compatible digital handsets, comply with related reporting requirements, and engage in outreach efforts; these compliance efforts may increase the price of wireless handsets for consumers.
      The FCC also regulates a number of other aspects of the cellular business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and ESMR services. Under this regulatory structure, all of our cellular and PCS licenses are classified as CMRS licenses. As a CMRS provider, the FCC regulates us as a common carrier. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.
      The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by cellular licensees, as well as broadband PCS and ESMR licensees, although the extent of lawful state regulation of such “wireless local loop” service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.
      Until April 4, 2005, the FCC prohibited a PCS licensee from interfering with existing licensees that operate certain fixed microwave systems within its license area. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost-sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. The transition and cost-sharing plans expired on April 4, 2005, and going forward microwave incumbents remaining in the PCS spectrum are responsible for their costs to relocate to alternate spectrum locations. Those PCS licenses that are paying their portion of relocation costs on an installment basis for relocation costs incurred prior to the expiration of the transition period must, however, continue the payments until the obligation is satisfied.
      Federal Ownership Restrictions. While the FCC does not restrict an entity’s ability to own interests in both cellular frequency blocks in an MSA market (the so-called “cellular cross interest rule”), the FCC has applied the cross interest rule to ownership interests in RSAs. However, effective February 14, 2005, the FCC eliminated the cellular cross interest rule in RSAs. The FCC also no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest (formerly known as the “spectrum cap”). The FCC now engages in a case-by-case review of transactions that would raise concerns similar to those that the cellular cross interest rule (for RSAs) and the spectrum cap were designed to address. We believe these changes adopted by the FCC could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators. Further, the FCC now permits licensees to lease spectrum under certain conditions. Spectrum leasing provides additional flexibility for wireless providers, including us, to structure transactions, along with additional business and investment opportunities. We have availed ourselves of spectrum leasing opportunities where they have served a purpose for us.
      The FCC may prohibit, or impose conditions on, transfers of licenses. The Communications Act requires prior FCC approval for substantive, non-pro forma transfers or assignments to or from us of a controlling interest in any license or construction permit, or of any rights thereunder. Although we cannot ensure that the FCC will approve or act in a timely fashion upon any future requests for approval of applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license, or a spectrum lease right in an FCC license, is necessary to lawfully provide cellular or PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected. In April 2004, the FCC instituted a streamlined transfer and assignment process, which allows certain assignment or transfer of control applications that do not raise competitive issues or involve certain classes of licenses and/or licensees, to be granted automatically within a very short time frame. In an order released September 2, 2004, the FCC adopted new immediate approval procedures for certain classes of transfer of control and assignment of license applications. Under these new procedures, certain assignment or transfer of control applications will be granted immediately, subject to reconsideration by the FCC, either on its own motion or at the request of interested parties. Once effective, these rules could provide more expeditious access to any spectrum we may acquire through purchase or acquisition. While the order became effective on February 25, 2005, the new streamlining procedures will not take effect until additional governmental approvals are obtained.
      FCC rules restrict the voluntary assignments or transfers of control of certain PCS licenses in the C and F Blocks, the so-called Entrepreneurs’ Blocks, which were awarded in auctions in which bidding was limited to entities below a certain size and in which certain bidding enhancements (i.e., bidding credits and installment payment plans) were offered. We previously qualified for and presently hold some Entrepreneurs’ Block licenses, and so the restrictions on transfer of such licenses that apply during the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), would not inhibit our ability to obtain such licenses. However, the FCC also requires that “entrepreneurs” must repay to the government all or part of any bidding credit they benefited from in the auction if they seek to transfer control of or assign an Entrepreneurs’ Block license to an entity that does not qualify for the same level of benefits at the time the transfer is made. Moreover, if a license is being paid for in installments, as allowed to certain holders of these “entrepreneurs” licenses, the FCC will condition its approval of a transfer or assignment on remittance of all unpaid principal and accrued interest if the proposed transferee or assignee does not qualify for the installment payment plan. These rules could affect our ability to assign or transfer control of our Entrepreneurs’ Block licenses or acquire such licenses from other entities.
      The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits indirect ownership of as much as 25 percent of our equity without the need for any action by the FCC. If the FCC determines that the public interest would be so served, it may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25 percent benchmark. The FCC generally permits, however, additional indirect ownership in excess of the statutory 25 percent benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. However, even for these types of investment, the FBI, Department of Justice, and Department of Homeland Security have, since the terrorist attacks of 9/11, taken a more proactive approach in assuring that foreign investment would not affect law enforcement access to necessary telecommunications facilities. For investors from countries that are not members of the World Trade Organization, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment called “equivalent competitive opportunities” to U.S. entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25 percent benchmark. While these restrictions could adversely affect our ability to attract additional equity financing, we have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock, or that our ownership, as a whole, exceeds the statutory maximum. However, as a publicly-traded company we cannot know the exact amount of our stock that is held by foreign entities.
      General Regulatory Obligations. The Communications Act and the FCC’s rules impose a number of requirements upon cellular and PCS licensees. These requirements could increase our costs of doing business.
      We are obligated to pay annual regulatory fees and assessments to support the FCC’s regulation of the cellular and PCS industries, as well as fees necessary to support federal universal service programs, number portability regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees. These fees may be recoverable from our subscribers, in whole or in part, as separate line-item charges.
      The FCC has adopted requirements for cellular, PCS and other CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate 911 callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages. In addition, because the implementation of these obligations requires the availability of certain facilities for the local emergency services provider, our specific obligations are set on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. We are currently constructing facilities to implement these capabilities in several markets, although we may be unable to meet all of the requirements imposed by the FCC or meet them on a timely basis, and we cannot state at this time what relief from these regulations may be required, or whether the FCC or the local public safety authorities would grant such relief if we request that they do so. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for enhanced 911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.
      Under certain circumstances, federal law also requires cellular and PCS carriers to provide law enforcement agencies with capacity and technical capabilities to support lawful wiretaps. We obtained an interim waiver of these requirements through the period that ended November 19, 2003 for packet-mode services and requested an additional two-year extension of this waiver through November 19, 2005. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. The FCC has initiated a rulemaking proceeding which may result in new costs and obligations with respect to our packet-mode and other IP-based services. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.
      Because the availability of telephone numbers is dwindling, the FCC has changed the way that telephone numbers generally are allocated through “number pooling” rules. Number pooling is only mandatory at this point within the wireline rate centers located in counties that are included in the “Top 100 MSAs” as defined by the FCC’s rules. A number of our markets may be partially or wholly contained within the Top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.
      In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, i.e., the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under the local number portability rules, since November 24, 2003, CMRS carriers serving areas located in one of the Top 100 MSAs have been required to port their telephone numbers, provided that they received a request by February 24, 2003 from another carrier to do so. Outside of the Top 100 MSAs, CMRS carriers that received a request from another carrier by November 24, 2003 were required to port numbers by May 24, 2004. Requests made after November 24, 2003 must be satisfied within six months. In addition, all CMRS carriers have been required since November 24, 2003 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements have resulted in added capital expenditures for us to make necessary system changes. We have received number portability requests in many of our markets and have met the November 24, 2003 and May 24, 2004 deadlines, as applicable.
      The FCC has adopted rules to govern customer billing by CMRS providers and on March 18, 2005, released a decision (that is not yet effective) to extend certain billing rules currently applicable to landline carriers to CMRS carriers. In the decision, the FCC also affirmed a CMRS carrier’s use of line-item charges on bills to recover FCC-related regulatory costs and preempted state regulation requiring or prohibiting the use of line-item charges. The FCC has also initiated a rulemaking proceeding to determine what costs can be recovered through certain designated line-item charges and the descriptions used for such line-item charges. The recent FCC decision and the outcome of the rulemaking proceeding could increase the complexity and costs of our billing processes and/or limit the manner in which we bill for services.
      The FCC has initiated a proceeding to consider a request for a declaratory ruling on whether States can regulate a wireless carrier’s use of early termination fees for subscribers that prematurely terminate their long-term service agreements. An adverse ruling in this proceeding could lead to increased regulation of such fees, or restrictions on the use of such fees, by the States, which could negatively affect our ability to assess such fees in the States where we operate.
      The FCC is required to implement policies that mandate local exchange carriers to pay reciprocal compensation for the exchange of traffic with other carriers, including CMRS carriers such as us, at rates more closely related to cost. In a rulemaking proceeding pertaining to interconnection between local exchange carriers, or LECs, and CMRS providers such as us, the FCC concluded that LECs are required to compensate CMRS providers for the reasonable costs incurred by these providers in terminating traffic that originates on LEC facilities, and vice versa. Moreover, the FCC released a decision that amended its rules, effective

April 29, 2005, to clarify on a prospective basis that LECs must establish rates for terminating the traffic of a CMRS provider over the LEC’s facilities through negotiations with the CMRS provider and not through a tariff. The FCC is also currently considering changes to LEC-CMRS interconnection and other so-called “intercarrier compensation” schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. In 2003, the FCC ruled that CMRS carriers such as ourselves cannot order “dedicated transport” facilities and at unbundled network element, or UNE, prices from LECs for connections from our wireless base stations and switches to the LEC’s telephone network. In 2005, the FCC made clear that CMRS providers also cannot order transport between LEC facilities on an unbundled basis at UNE prices.
      The FCC has adopted rules that require interstate communications carriers, including cellular and PCS carriers, to “make an equitable and non-discriminatory contribution” to a Universal Service Fund that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments as the FCC has required. The FCC retains the right to audit our universal service filings and, as a result of such an audit, to require additional payments. The FCC initiated a rulemaking proceeding in which it solicited public comment on ways of reforming both the manner by which it assesses carrier contributions to the Universal Service Fund and the way in which carriers may recover their costs from customers. Effective April 1, 2003, the FCC’s rules require that carriers’ USF recovery charges to customers may not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We have complied with these new requirements. They have had and will continue to have an impact on our ability to recover our administrative costs for administering our participation in the program.
      Wireless carriers may be designated as “Eligible Telecommunications Carriers,” or ETC, and, if designated, may receive universal service support for providing service to consumers that reside in certain high cost areas. Support is available on both the federal and state level. Application for ETC status is generally made to the State public service commission. However, certain states have deferred designation in their state to the FCC. Other wireless carriers operating in states where we offer service have obtained or applied for ETC status. Such other carriers’ receipt of universal service support funds may affect our competitive status in a particular market. We have applied for federal ETC designation in certain states in which we provide wireless service to qualifying high cost areas. We have been so designated in certain areas of Michigan, Oklahoma, Texas and Wisconsin. We also have applications pending in Alaska, Kentucky and New York and for additional areas in Michigan and Oklahoma. Some designation proceedings can be lengthy and/or adversarial, and could result in increased regulatory obligations. We are contemplating whether to apply in other states, and if so, where else to apply. Success in obtaining ETC status may make available to us an additional source of revenue that would be used to provide, maintain and improve the service we provide in those high-cost areas.
      Cellular and PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or toll-free 800/8xx numbers, so that cellular subscribers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.
      There are restrictions on a telecommunications carrier’s use of customer proprietary network information without prior customer approval. FCC rules implementing these restrictions were revised in 2003. Given our current marketing activities, these revised rules have limited potential to impose upon us new costs, obligations or burdens.
      Telecommunications carriers are required to make their services accessible to persons with disabilities. The FCC’s rules implementing these requirements generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC’s complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well. As a related matter, the FCC has required CMRS providers to begin selling hearing-aid compatible phones beginning in September 2005. Compliance with this requirement may impose additional costs.
      The FCC has determined that interexchange (long distance) service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Telecommunications Act. Rate averaging requires us to average our long distance CMRS rates between rural and high-cost areas and urban areas. Rate integration requires providers of interexchange services to provide such services to its subscribers in each state at rates no higher than the rates charged in any other state. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC’s rules have been vacated by the United States Court of Appeals for the District of Columbia, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how integration requirements apply to CMRS offerings, including single-rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and there is no assurance that the FCC will decline to impose these requirements on us and/or across our various CMRS affiliates.
      In 2003, the FCC adopted rules implementing the Telephone Consumer Protection Act of 1991, or TCPA, and established a national do-not-call registry for consumers who wish to avoid telemarketing calls. The registry is nationwide in scope, includes all telemarketers (with the exception of certain nonprofit organizations), and covers both interstate and intrastate telemarketing calls. Consumers can place their telephone numbers on the registry and will continue to have the option of using current company-specific do-not-call registries if they wish to eliminate telemarketing calls from specific companies only. States may adopt more restrictive do-not-call laws governing intrastate telemarketing. The rules adopted by the FCC have an impact on our ability to make telemarketing calls.
      As of January 3, 2005, the FCC requires wireless carriers to report major network outages. The reporting requirements apply to switches, fiber, microwave radios, E-911, SS7 networks, satellite and other special outages if they meet a certain threshold. Other utility companies such as wireline companies have been under such reporting requirements for some time. The FCC uses the reported information to understand the nature of major outages and for the creation of industry standards to mitigate future outages. As a result, we have implemented internal procedures to identify reportable outages and to ensure that we comply with these new reporting obligations. These new requirements could increase our costs of doing business.
      State, Local and Other Regulation. The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. The FCC denied the petitions of eight states to continue their rate regulation authority, including authority over cellular operators. As a practical matter, we are free to establish rates and offer new products and service with a minimum of regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction; a few states still require notification when we acquire or transfer licenses. Most states still maintain some form of jurisdiction over customer complaints as to the nature or quality of services and as to billing issues. Since states may continue to regulate “other terms and conditions” of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices, the outcome of these proceedings is uncertain and could require us to change certain of our marketing practices and ultimately increase state regulatory authority over the wireless industry. States and localities assess on wireless carriers such as us, taxes and fees that may equal or even exceed federal obligations. Moreover, as part of a rulemaking proceeding, the FCC is evaluating the proper statutory interpretation of “other terms and conditions” and the delineation of the separate roles of state and federal regulation that may either increase or decrease the states’ ability to regulate CMRS providers.
      The location and construction of our cellular and PCS transmitter towers and antennas are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC’s environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.
      We cannot ensure that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.
      Future Regulation. From time to time, federal or state legislators propose legislation that could affect us, either beneficially or adversely. We cannot ensure that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might adversely affect our business. Changes such as the allocation by the FCC of radio spectrum for services that compete with our business could adversely affect our operating results.
Employees and Dealers
      As of March 31, 2005, we had approximately 2,650 full-time employees. We consider our employee relations to be good. In addition, as of that date, we had relationships with approximately 350 independent dealers or agents. Those agents operate approximately 650 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores and national and regional retail chains.
Properties
      We maintain our corporate headquarters in Oklahoma City, Oklahoma in a building we lease from an affiliate of Dobson CC Limited Partnership, or DCCLP. We also lease five regional call centers, which are located in Oklahoma City, Oklahoma, Frederick, Maryland, LaGrangeville, New York, Boardman, Ohio and Duluth, Minnesota. As of March 31, 2005, our wireless operations operated approximately 230 retail stores and outlets and approximately 10 administrative offices, most of which are leased. We review these leases from time-to-time and, in the future, may lease or acquire new facilities as needed. We do not anticipate encountering any material difficulties in meeting our future needs for leased space.
Legal Proceedings
      Beginning on October 22, 2004, securities class action lawsuits were filed against us and several of our officers and directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of our publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege among other things that we concealed significant decreases in revenues and failed to disclose certain facts about our business, including that our rate of growth in roaming minutes was substantially declining, and that we had experienced negative growth in October 2003; that AT&T Wireless, our largest roaming customer, had notified us that it wanted to dispose of its equity interest in us that it had held since our initial public offering, significantly decreasing their interest in purchasing roaming capacity from us; that Bank of America intended to dispose of its substantial equity interest in us as soon as AT&T Wireless disposed of its equity interest in us; that we had been missing sales quotas and losing market share throughout the relevant period; and that we lacked the internal controls required to report meaningful financial results. In addition, the lawsuits allege that we issued various positive statements concerning our financial prospects and the continued growth in our roaming minutes, and that those statements were false and misleading. The court has consolidated these actions into No. CIV-04-1394-C and the consolidated action is pending and is in the preliminary pleading phase. We intend to vigorously defend ourselves against the claims and management does not believe that the litigation will have an adverse affect in any material respect on us.
      On May 27, 2005, the Securities and Exchange Commission notified us by letter that it has concluded its informal investigation of us regarding the timing of a September 2001 disclosure that a controlling interest in us was pledged to secure a loan to DCCLP. The letter notified us that the Commission would not take any action or seek any relief from us or DCCLP.
      We are not currently aware of any additional or material changes to pending or threatened litigation against us or our subsidiaries that could have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT
      Our directors and executive officers and their respective ages and positions as of June 1, 2005, are set forth below:

Name	Age	Position

Everett R. Dobson(1)(2)	45	Chairman of the Board
Steven P. Dussek(2)	48	Chief Executive Officer and President
Bruce R. Knooihuizen	49	Executive Vice President and Chief Financial Officer
Timothy J. Duffy	45	Senior Vice President and Chief Technical Officer
R. Thomas Morgan	49	Senior Vice President and Chief Information Officer
Trent W. LeForce	39	Controller and Assistant Secretary
Richard D. Sewell, Jr.	48	Treasurer
Stephen T. Dobson(1)	42	Secretary and Director
Mark S. Feighner	56	Director
Fred J. Hall	53	Director
Justin L. Jaschke	47	Director
Albert H. Pharis, Jr.	54	Director
Robert A. Schriesheim	45	Director

(1)	Everett R. Dobson and Stephen T. Dobson are brothers.

(2)	Effective April 11, 2005, Everett R. Dobson ceased to be Chief Executive Officer and President and Steven P. Dussek became Chief Executive Officer and President.
      Everett R. Dobson has served as a director since 1990 and as an officer from 1982 to April 2005. From 1990 to 1996, he served as a director and our President and Chief Operating Officer and as President of our cellular subsidiaries. He was elected our Chairman of the Board and Chief Executive Officer in April 1996. Mr. Dobson ceased to be our President and Chief Executive Officer on April 11, 2005. Mr. Dobson served on the board of the Cellular Telecommunications Internet Association in 1993 and 1994. He holds a Bachelor of Arts degree in Economics from Southwestern Oklahoma State University and currently sits on its Foundation Board and chairs its Investment Committee. Prior to October 1999, Mr. Dobson was Chairman of the Board and Chief Executive Officer of Logix, and a director of Dobson Telephone. In October 1999, he ceased to serve as Chief Executive Officer of Logix. In March 2002, he resigned as a director of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director of Dobson Telephone. On April 25, 2003, in connection with the completion of the Logix Chapter 11 reorganization proceeding, Mr. Dobson became a director of Intelleq and DWL Holdings Company, or DWL.
      Steven P. Dussek became our Chief Executive Officer and President effective April 11, 2005. Mr. Dussek has served as a director of NII Holdings, Inc., a publicly held provider of mobile communications for business customers in Latin America, since 1999. From 1999 until 2000, Mr. Dussek was the Chief Executive Officer of NII Holdings. Mr. Dussek was the President and Chief Operating Officer of NII Holdings from March 1999 until September 1999. From 1996 until 2002, Mr. Dussek served in various senior management positions with Nextel Communications, Inc., most recently as Executive Vice President and Chief Operating Officer. From 1995 to 1996, Mr. Dussek served as Vice President and General Manager of the northeast region for the PCS division of AT&T Wireless Services. From 1993 to 1995, Mr. Dussek served as Senior Vice President and Chief Operating Officer of Paging Networks, Inc., a paging company.
      Bruce R. Knooihuizen is our Executive Vice President and Chief Financial Officer. Mr. Knooihuizen joined us in July 1996. From 1994 to 1996, Mr. Knooihuizen was Chief Financial Officer and Secretary for The Westlink Co. in San Diego, a wireless provider which was formerly an operating unit of US West.

Previously, he was Treasurer and Controller of Ameritech Cellular from 1990 to 1994; Director, Accounting Operations of Ameritech Applied Technologies from 1988 to 1990; and Controller of Ameritech Properties in 1988, all located in Chicago. From 1980 to 1988, he held various financial and accounting positions with The Ohio Bell Telephone Company. Mr. Knooihuizen received a Bachelor of Science degree in Finance from Miami University in Oxford, Ohio and a Master of Business Administration degree in Finance from the University of Cincinnati.
      Timothy J. Duffy has served as our Senior Vice President since December 1998 and as our Chief Technical Officer since August 1999. In this capacity, he manages our cellular network facilities as well as engineering, design and build-out of new cellular networks. Prior to joining us, Mr. Duffy worked for Sygnet Communications from 1985 to 1998 in engineering and related management positions. In 1983, he was employed as Director of Engineering for the Constrander Corporation where he was responsible for seven AM and FM radio broadcast facilities in Ohio and Pennsylvania. From 1976 to 1982, he served as Chief Engineer of radio station WGRP in Greenville, Pennsylvania. Mr. Duffy holds a U.S. patent concerning the integration of wireless phone location information to make call management decisions. He is a member of the Institute of Electrical and Electronics Engineers and holds a Bachelor of Science degree in Electrical Engineering from Pennsylvania State University.
      R. Thomas Morgan has served as our Chief Information Officer since December 1997, serving as Vice President until April 2003 when he became a Senior Vice President. During 1996 and 1997, Mr. Morgan was Director of Corporate Services in the Information Services Department of American Electric Power in Columbus, Ohio, an electric utility serving three million customers in the Midwest. Previously, he was Manager of Accounting and Human Resources Systems from 1994 through 1995 and held various positions in the Information Systems Department of American Electric Power from 1985. Mr. Morgan was Manager of Software Engineering for Access Corporation, a software development company, in Cincinnati, Ohio from 1978 to 1981. Mr. Morgan holds a Bachelor of Science degree in Systems Analysis from Miami University in Oxford, Ohio.
      Trent W. LeForce is our Controller and Assistant Secretary. He has served as our Controller since joining us in February 1997. From 1988 to 1997, Mr. LeForce was employed by Coopers and Lybrand, a public accounting firm and a predecessor entity to PricewaterhouseCoopers, concluding as a senior audit manager. Mr. LeForce received a Bachelor of Science degree in Accounting from Oklahoma State University.
      Richard D. Sewell, Jr. has served as Treasurer since September 1998. Mr. Sewell was employed by Dal-Tile International Inc., a ceramic tile manufacturer and distributor, as Vice President — Finance from 1997 to 1998, as Vice President — Treasurer from 1995 to 1997 and as Vice President — Financial Reporting from 1990 to 1995. From 1979 to 1989, Mr. Sewell was employed by a predecessor entity to Ernst & Young, a public accounting firm, concluding as a principal in their Entrepreneurial Service Group. Mr. Sewell received a Bachelor of Science degree in Accounting from the University of Missouri-Kansas City.
      Stephen T. Dobson has served as a director since 1990. He served as our Treasurer from 1990 until September 1998, and he has served as Secretary since 1990. He also served as General Manager and Secretary of Dobson Telephone Company from 1994 to 1998 and 1990 to 1998, respectively. He was President and a director of Logix from January 1997 until March 2002, at which time he resigned as a director and executive officer of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director and executive officer of Dobson Telephone. On April 25, 2003, upon the completion of the Logix Chapter 11 proceeding, he became a director of Intelleq and DWL. He holds a Bachelor of Science degree in Business Administration from the University of Central Oklahoma. Mr. Dobson became Vice Chairman of the Board and Chief Executive Officer of DWL on April 25, 2003.
      Mark S. Feighner has served as a director since February 2004. He was a venture partner in Austin Ventures, an Austin, Texas early-stage investor in and advisor to telecommunications companies, from September 2000 to January 2003. From 1995 to February 2000, Mr. Feighner served as President of GTE Wireless (formerly GTE Mobilnet). From 1972 to 1995, Mr. Feighner served in various capacities with GTE Telephone Operations, including as Vice President and General Manager of GTE Communications Corporation, General Manager of GTE-Florida, Vice President of GTE Telephone Operations for Sales, Product

Management and Program Management. Mr. Feighner served on the board of the Cellular Telecommunications Internet Association from September 1995 to February 2000. Mr. Feighner is a member of the advisory board of the Kelley School of Business at Indiana University. He holds a Bachelor of Science degree in Business and Marketing from Indiana University.
      Fred J. Hall has served as a director since May 2000. Since 1983, Mr. Hall has been Chairman, President and Chief Executive Officer of the Fred Jones Companies, Inc., a privately-held company headquartered in Oklahoma City, Oklahoma. Since October 2002, Mr. Hall has been Chairman of the Board of Managers of the general partners of Catalyst/ Hall Growth Capital, LP and Catalyst/ Hall Equity Capital, LP, both of which are venture capital investment companies. Mr. Hall was with the United States Department of State, serving as Assistant Secretary for European and Canadian Affairs from 1986 to 1998. Mr. Hall served as Chairman of the Oklahoma Turnpike Authority from February 1995 to March 2004. In addition, Mr. Hall serves on the boards of numerous civic and cultural organizations. Mr. Hall received a Bachelor of Arts degree from Vanderbilt University in 1974 and a Master of Science degree in Business Administration from the University of Southern California in 1976.
      Justin L. Jaschke has served as a director since 1996. Mr. Jaschke was the Chief Executive Officer and a director of Verio Inc., an Internet services provider based in Englewood, Colorado, from its inception in March 1996 until February 2004. Prior to March 1996, Mr. Jaschke served as Chief Operating Officer for Nextel Communications, Inc. following its merger with OneComm Corporation in July 1995. Mr. Jaschke served as OneComm’s President and as a member of its Board of Directors from 1993 until its merger with Nextel. From May 1990 to April 1993, Mr. Jaschke served as President and Chief Executive Officer of Bay Area Cellular Telephone Company. Mr. Jaschke currently serves on the Board of Directors of Positive Networks, Inc., a leading virtual private networking service provider, and on the Board of Trustees of his alma mater, the University of Puget Sound. Mr. Jaschke served on the Board of Directors of Metricom, Inc., a wireless data communications provider until November 2001. Mr. Jaschke was a director of our former subsidiary, Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications, Inc. and Dobson Telephone Company, which we refer to collectively as Logix, from March 1998 until April 2003. In February 2002, Logix Communications Enterprises, Inc. and Logix Communications Inc. filed for relief under Chapter 11 of the Bankruptcy Code and in April 2003, successfully completed a plan of reorganization. As part of the plan of reorganization, the name Logix Communications Enterprises was changed to Intelleq Communications Corporation, or Intelleq, and the name of Logix Communications Inc. was changed to DWL Holding Company, or DWL. Mr. Jaschke has a Bachelor of Science degree in mathematics from the University of Puget Sound and a Master of Science degree in Management from the Massachusetts Institute of Technology Sloan School of Management.
      Albert H. Pharis, Jr. has served as a director and a consultant since December 1998. Since February 2003, Mr. Pharis has been Chairman of the Board, Chief Executive Officer and a director of Ortheon Medical, a medical device company based in Orlando, Florida. In September 1999, Mr. Pharis became a director of Logix and the Chief Executive Officer of Logix Communications Enterprises, Inc. He ceased to be the Chief Executive Officer of Logix Communications Enterprises, Inc. in April 2001 and, in April 2003, upon completion of the Logix Chapter 11 proceeding, he ceased to be a director of Logix. Mr. Pharis served as President, Chief Executive Officer and director of Sygnet Wireless, Inc. and Sygnet Communications, Inc. from 1985 to December 1998. During that time, he was active as a board member of the Cellular Telecommunications Internet Association from 1985 through 1998, and as a member of its Executive Committee from 1989 through 1998. He has also served as Chairman of the CTIA’s Small Operators Caucus during several of those years.
      Robert A. Schriesheim has served as a director since February 2004. He has been affiliated with ARCH Development Partners, LLC, a Chicago, Illinois-based venture capital fund, since August 2002 and has served as managing general partner from January 2003 to present. From September 1999 to March 2002, Mr. Schriesheim was Executive Vice President of Corporate Development and Chief Financial Officer and a director, of Global Telesystems, Inc., a London, England-based, publicly traded provider of telecommunications, data and related services to businesses throughout Western and Central Europe, Russia and the Commonwealth of Independent States. He also served as Executive Vice President — Chief Corporate

Development Officer for Global Telesystems, Inc. in 1999. In 2001, Global Telesystems filed, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands and a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, both to facilitate the sale of Global Telesystems. All such proceedings were approved, confirmed and completed by March 31, 2002. From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc., a Chicago, Illinois-based private equity firm. From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation, a Chicago, Illinois-based communications company. From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dun & Bradstreet. Mr. Schriesheim received a Bachelor of Arts degree from Princeton University in 1982, and a Master of Business Administration degree in Finance and Business Economics from the University of Chicago Graduate School of Business in 1986.
American Cellular Agreement
      In conjunction with the American Cellular reorganization, we entered into an agreement with certain former holders of American Cellular’s senior subordinated notes to further amend our certificate of incorporation to limit the size of our board of directors to seven persons and to provide that two of our seven directors would be elected by a vote of only holders of our Class A common stock, voting as a separate class, which we refer to as Class A directors, commencing upon the expiration of the respective terms of the Class A directors whom we appointed. As part of this agreement, we agreed to appoint two Class A directors, one to serve for a term expiring at our annual meeting of stockholders in 2005 and the other to serve for a term expiring at our annual meeting of stockholders in 2006. Messrs. Feighner and Schriesheim were included in a group of potential nominees developed by representatives of former holders of American Cellular’s senior subordinated notes and were among several persons chosen from that group and recommended to us by a representative of those former note holders. We reviewed the qualifications of, and interviewed, the several potential nominees selected by the representative and determined that Messrs. Feighner and Schriesheim were acceptable to us. Messrs. Feighner and Schriesheim, who are our Class A directors, were appointed to our board of directors on February 18, 2004. Mr. Feighner is a Class II director whose initial term expired in 2005. At our 2005 annual stockholders’ meeting, Mr. Feighner was elected for a term expiring in 2008. Mr. Schriesheim is a Class III director whose term will expire in 2006.
Rights of Holders of Preferred Stock
      As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Resources — Preferred Stock,” we have deferred the payment of dividend payments on each series of our outstanding preferred stock. If we do not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to our board of directors. If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to Dobson Communications’ board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or our credit facility.
      If we complete the exchange offer, we intend to pay the accrued and unpaid dividends that are in arrears with respect to the Series F preferred stock by issuing additional shares of Series F preferred stock, in which case the Series F holders’ current right to elect two directors would terminate. In addition, if we complete the exchange offer, the holders of the 12.25% preferred stock and the 13% preferred stock will waive their rights to elect board members for a period of at least 18 months after the expiration date of the exchange offer.
Director Compensation
      In 2002 and 2003, and until March 10, 2004, each of our directors, other than Everett R. Dobson, received an annual directors’ fee of $10,000 and an annual fee of $5,000 for each committee on which the director served. On March 10, 2004, we revised our fee structure for directors so that for 2004, starting as of

March 10, 2004, our directors, other than Everett R. Dobson, receive an annual fee of $55,000. Commencing March 10, 2004, members of our Audit Committee and Strategic Planning Committee each receive an annual fee of $20,000 for each such committee on which they serve. Previously, members of our Audit Committee received an annual fee of $5,000. Commencing on March 10, 2004, members of our Compensation Committee each receive an annual fee of $10,000 for serving on the Compensation Committee. Previously, members of our Compensation Committee received an annual fee of $5,000. We also reimburse all of our directors for out-of-pocket expenses incurred in attending board and committee meetings. Members of the Corporate Governance and Nominating Committee do not receive any fees for serving on such committee. Directors fees and fees payable to members of committees are paid annually, in arrears, for the twelve-month period ending with our annual meeting of shareholders.
      Everett R. Dobson, who has been one of our executive officers, received no additional cash compensation for services rendered as a director for 2004. For 2005, he will receive an annual director’s fee.
      In October 1996, in connection with his election as a director, we granted Justin L. Jaschke an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $0.78 per share. In addition, in April 2002, we granted Mr. Jaschke a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Jaschke in 1996 are 100% vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Jaschke options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Jaschke during 2004 vest at a rate of 25% per year through March 2008.
      In December 1998, in connection with his election as a director, we granted Albert H. Pharis, Jr. an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $5.18 per share. In addition, in April 2002, we granted Mr. Pharis a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Pharis in 1998 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Pharis options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Pharis during 2004 vest at a rate of 25% per year through March 2008.
      In May 2000, we granted Fred J. Hall options to purchase 50,000 shares of our Class A common stock, at an exercise price of $23.00 per share. In April 2002, we granted Mr. Hall a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Hall during 2000 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Hall options to acquire 115,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Hall during 2004 vest at a rate of 25% per year through March 2008.
      In April 2002, we granted Stephen T. Dobson options to acquire 50,000 shares of our Class A common stock, at an exercise price of $2.30 per share, and we granted Everett R. Dobson options to acquire 1,000,000 shares of our Class A common stock at an exercise price of $2.30 per share. The options granted to Everett R. Dobson and Stephen T. Dobson during 2002 vest at a rate of 25% a year through April 2006. On March 10, 2004, we granted Everett R. Dobson options to acquire 275,000 shares of our Class A common stock at an exercise price of $3.49 per share, and we granted Stephen T. Dobson options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Everett R. Dobson and Stephen T. Dobson during 2004 vest at a rate of 25% per year through March 2008. All options will become fully vested if we experience a change of control.
      On March 10, 2004, we granted Mark S. Feighner options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Feighner during 2004 vest at a rate of 25% per year through March 2008.
      On March 10, 2004, we granted Robert A. Schriesheim options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Schriesheim during 2004 vest at a rate of 25% per year through March 2008.

      Effective March 10, 2004, we granted non-qualified options to purchase shares of our Class A common stock to certain of our directors, officers and employees. The grants to our directors are listed in the table below. Each option is for a term of ten years and vests at the rate of 25% per year. Each option is exercisable at an exercise price of $3.49 per share, which was the market price of our Class A common stock on the date each option was granted.

Number of Shares
Name	Subject to Option

Everett R. Dobson	275,000
Stephen T. Dobson	100,000
Mark S. Feighner	100,000
Fred J. Hall	115,000
Justin L. Jaschke	100,000
Albert H. Pharis, Jr.	100,000
Robert A. Schriesheim	100,000
Compensation Committee Interlocks and Insider Participation
      As of December 31, 2004, our Compensation Committee consists of Mark S. Feighner, Justin L. Jaschke and Albert H. Pharis, Jr. No member of the Compensation Committee was one of our officers or employees, or an officer or employee of any of our subsidiaries at any time during 2004. Mr. Pharis served as Chief Executive Officer and a director of our former subsidiary, DWL, from September 1999 until April 2001, and was a paid consultant to us from December 1998 until December 31, 2003.
Executive Compensation
     Summary Compensation Table
      The table and notes below show the compensation for the last three years of our Chief Executive Officer and President and our four next highest-paid executive officers as of December 31, 2004 for services in all capacities to Dobson Communications and its subsidiaries. The individuals shown in the table below are referred to in this prospectus as the named executive officers.

					Long-Term
					Compensation
		Annual Compensation
					Securities
Name and		Base		Other Annual	Underlying	All Other
Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options	Compensation(3)

Everett R. Dobson	2004	$600,000	$225,857	$51,100	275,000	$8,000
Chairman of the Board,	2003	600,000	700,000	63,100	—	8,000
Chief Executive Officer	2002	595,833	600,000	50,000	1,000,000	8,000
and President
Bruce R. Knooihuizen	2004	400,000	103,851	—	218,333	8,000
Executive Vice President	2003	385,000	300,000	—	—	8,000
and Chief Financial Officer	2002	383,632	200,000	—	500,000	8,000
Timothy J. Duffy	2004	250,000	103,005	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000	—	—	8,000
Chief Technical Officer	2002	268,158	73,347	—	175,000	8,000
R. Thomas Morgan	2004	250,000	74,501	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000	—	—	8,000
Chief Information Officer	2002	227,083	112,500	—	75,000	8,000
Trent W. LeForce	2004	200,000	57,817	—	156,667	8,000
Controller and Assistant	2003	180,000	70,000	—	—	8,000
Secretary	2002	180,000	63,000	—	100,000	8,000

(1)	Bonuses for 2004 represent the bonuses paid in 2005 with respect to services performed in 2004. Bonuses for 2003 represent the bonuses paid in 2003 or 2004 with respect to services performed in 2003. Bonuses for 2002 represent the bonuses paid with respect to services performed in 2002.

(2)	Represents the value of perquisites and other personal benefits and includes $48,800, $61,800 and $39,800 for personal use of our aircraft and $2,300, $1,300 and $10,200 for a company-provided vehicle and wireless phone in 2004, 2003 and 2002, respectively. In accordance with Securities and Exchange Commission rules, excludes perquisites and other personal benefits if the aggregate value is not more than the lesser of $50,000 or 10% of the person’s total annual salary and bonus.

(3)	Includes the matching contributions made by us to the account of the executive officer under our 401(k) Profit Sharing Plan.

Option Grants in 2004
      The table below shows all grants of stock options made to the named executive officers during 2004 under the Dobson Communications 1996 Stock Option Plan, the Dobson Communications 2000 Stock Incentive Plan and the Dobson Communications 2002 Stock Incentive Plan, which we refer to collectively as the Option Plans. The Option Plans provide for grants of non-qualified options to our directors and executive officers, and certain of our officers and employees.

	Individual Grants
					Potential Realizable Value
	Number of	Percent of Total			at Assumed Annual Rates
	Securities	Options/SARs			of Stock Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term(1)
	Options/SARs	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	($/Sh)	Date	5%	10%

Everett R. Dobson	275,000	5.9%	$3.49	3/10/14	$603,600	$1,529,600
Bruce R. Knooihuizen	185,000	4.0%	3.49	3/10/14	406,000	1,029,000
	33,333	0.7%	7.09	5/10/10	148,600	376,700
Timothy J. Duffy	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
R. Thomas Morgan	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
Trent W. LeForce	140,000	3.0%	3.49	3/10/14	307,300	778,700
	16,667	0.4%	7.09	5/10/10	74,300	188,300

(1)	These amounts are calculations required by Securities and Exchange Commission rules and are not intended to forecast any future appreciation in the price of our common stock. The actual value of the options will vary in accordance with the market price of the common stock.

Aggregate Option Exercises of Our Class A Common Stock in 2004 and Fiscal Year-End Option Values
      The table below shows: (1) aggregate exercises of options to purchase our Class A common stock by the named executive officers during 2004; (2) the value realized upon such exercises; and (3) the value of the remaining options held by the named executive officers at year-end (based on the $1.72 per share last sale price of our Class A common stock on December 31, 2004, less the aggregate exercise price for such options, but before payment of applicable taxes).

			Number of Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
			December 31, 2004(1)		December 31, 2004
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Everett R. Dobson	—	—	500,000	775,000	—	—
Bruce R. Knooihuizen	—	—	468,863	441,666	$59,975	—
Timothy J. Duffy	—	—	161,326	232,500	—	—
R. Thomas Morgan	—	—	88,494	182,500	17,047	—
Trent W. LeForce	—	—	125,321	193,334	—	—

(1)	Assumes the conversion of each share of Class C common stock and Class D common stock issuable upon exercise of options into 111.44 shares of Class A common stock.

Employment Contracts and Employment Termination and Change of Control Arrangements
      On April 1, 2005, we entered into an employment agreement with Steven P. Dussek pursuant to which Mr. Dussek became our Chief Executive Officer and President, effective as of April 11, 2005. The employment agreement has an initial term of five years, expiring April 10, 2010. The employment agreement provides for an annual base salary during the term of the agreement of not less than $500,000. Mr. Dussek’s base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Mr. Dussek is entitled to annual incentive bonuses during the term of the agreement. These bonuses are based on target amounts and performance goals to be established by the board of directors, with a target bonus for 2005 of $500,000 (prorated for Mr. Dussek’s actual period of employment during 2005). Under the employment agreement, Mr. Dussek was also granted an option to purchase 1.6 million shares of our Class A common stock with an exercise price of $1.84 per share, which was equal to the fair market value of the Class A common stock on the date of grant. This option will vest at 25% per year beginning April 11, 2006. Mr. Dussek will also be entitled to a tax gross up payment in the event any amounts paid or payable to him are subject to excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended.
      During the term of the agreement, Mr. Dussek and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, he is eligible to participate in any pension, retirement, savings and other employee benefit plans and programs maintained by us from time to time for the benefit of its senior executive officers.
      Mr. Dussek received $200,000 upon commencement of his employment and reimbursement for expenses incurred in relocating to our Oklahoma City, Oklahoma headquarters. Mr. Dussek will be required to repay these amounts if he voluntarily terminates his employment without “good reason” within one year of his commencement date. Mr. Dussek’s employment agreement further provides that in the event Mr. Dussek’s employment is terminated by us without “cause” or by Mr. Dussek for “good reason,” Mr. Dussek will be entitled to a lump sum payment equal to his base salary and accrued vacation pay, through the date of termination, plus severance pay equal to two times his average annual compensation under the agreement for the two-year period immediately preceding the date of termination, and the exercise period will be extended to one year from the date of termination. Cause is defined in the agreement to include conviction of a felony that relates to the executive officer’s employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief that it was in our best interest. Any determination of cause must be approved by three-fourths of our entire Board of Directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with Mr. Dussek’s position, authority, duties or responsibilities, a reduction in his base salary or relocation outside the greater Oklahoma City metropolitan area or the area he is currently employed. In addition, if Mr. Dussek’s employment is terminated by us without cause or by Mr. Dussek for good reason, we must, at our option, either (1) pay Mr. Dussek a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for Mr. Dussek, his spouse and/any dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.
      On March 10, 2005, our Board of Directors approved a salary for Everett R. Dobson, in his capacity as Chairman of the Board of Directors, commencing April 11, 2005, at an annual rate of $500,000, pro-rated for the balance of the 2005 calendar year, and a target bonus of a maximum of $250,000 for 2005. The Board of Directors further determined that Mr. Dobson’s compensation for 2006, including both salary and bonus, should be 50% of the combined salary and bonus compensation of our Chief Executive Officer for 2006.
      In November 2004, we entered into employment agreements with several of our officers, including Messrs. Knooihuizen and Duffy. The agreements with Messrs. Knooihuizen and Duffy have a three year term and provide for an initial base salary of $400,000, in the case of Mr. Knooihuizen, and $250,000, in the case of Mr. Duffy. The base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Each such executive officer is also entitled to annual incentive bonuses during the term of the agreement based on target amounts and performance goals to be established by the board of directors. During the term of the agreements, the executive officer and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, they are eligible to participate in any pension, retirement savings and other employee benefit plans and programs maintained by us from time to time for the benefit of our senior executive officers.
      The amount of any severance payable by us under these agreements upon the termination of employment depends on whether the executive officer is terminated by us for cause or he terminates his employment with us for good reason. Cause is defined in the agreements to include conviction of a felony that relates to the executive officer’s employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from a supervisor or the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief it was in our best interest, and any determination of cause must be approved by three-fourths of the entire board of directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with the executive officer’s position, authority, duties or responsibilities, a reduction in the executive officer’s base salary, relocation outside the greater Oklahoma City metropolitan area or the replacement by us of our chief executive officer or chief operating officer.
      Under our agreements with Messrs. Knooihuizen and Duffy, in the event employment is terminated by us without cause or by the executive officer for good reason (other than as a result of the replacement by us of our chief executive officer or chief operating officer), the executive officer will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to two times his average annual compensation for the two year period immediately preceding the date of his agreement, and any outstanding awards under our stock option plans will become fully vested and the exercise period will be extended to one year from the date of termination. If the executive officer terminates his employment with us following the appointment of a new chief executive officer or chief operating officer, he will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to his average annual compensation for the period described above.
      In addition, if the executive officer’s employment under these agreements is terminated by us without cause or by the executive officer for good reason, we must, at our option, either (1) pay the executive officer a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for the executive officer and his spouse and/or dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.
      In addition, in November 2004 we entered into retention agreements with several other officers and employees, including Messrs. Morgan, LeForce and Sewell. The agreements with Messrs. Morgan, LeForce and Sewell have a term of two years and provide that if we terminate the executive officer other than for cause, death or disability during the six-month period following a replacement of our chief executive officer or chief operating officer, we will pay to the executive officer a lump sum payment equal to the base salary and bonus earned through the date of termination and any accrued vacation pay, plus the salary and bonus paid to the executive officer in 2004. The definition of cause in these agreements is similar to the definition of cause in our employment agreements with Messrs. Knooihuizen and Duffy described above.
      In each of these employment agreements and retention agreements, we have agreed to reimburse the executive officers for all legal fees and expenses reasonably incurred by them in connection with any dispute between us and the executive officer regarding his agreement, and to pay a gross-up amount to compensate the executive officer for any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, on any amounts due the executive officer under his employment or retention agreement with us.
      Prior to October 2003, we provided Mr. Knooihuizen with an automobile that we leased through an unrelated party. In October 2003, Mr. Knooihuizen purchased an automobile and in March 2004, we purchased that automobile from Mr. Knooihuizen for $77,895, which was the amount that Mr. Knooihuizen paid for the automobile, and have provided Mr. Knooihuizen with the use of such automobile.

PRINCIPAL STOCKHOLDERS
      The following table provides information concerning the ownership of our common stock as of June 1, 2005, unless otherwise indicated, by (1) each of the named executive officers, (2) each of our directors, (3) each person or group of affiliated persons known by us to beneficially own more than 5% of each voting class of our common stock, and (4) our directors and executive officers as a group. The number of shares of common stock outstanding for each listed person includes any shares the individual has the right to acquire within 60 days after June 1, 2005. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days are included for that person or group, but not for the stock ownership of any other person or group. Except as otherwise noted below, we believe each person has sole voting and investment power with respect to all shares listed in the following table.

	Number of		Number of
	Class A		Class B		Percentage	Percentage
	Shares		Shares		of Total	of Total
Name and Address of	Beneficially	Percent	Beneficially	Percent	Economic	Voting
Beneficial Owner	Owned(1)	of Class	Owned	of Class	Interest	Power(2)

Everett R. Dobson(3)	2,818,750	2.5%	19,066,540	98.2%	16.3%	62.7%
14201 Wireless Way
Oklahoma City, OK 73134
Stephen T. Dobson(4)	2,062,500	1.8%	19,066,540	98.2%	15.8%	62.4%
14201 Wireless Way
Oklahoma City, OK 73134
Dobson CC Limited Partnership	2,000,000	1.7%	19,066,540	98.2%	15.7%	62.4%
14201 Wireless Way
Oklahoma City, OK 73134
Bruce R. Knooihuizen(5)	716,965	*	—	—	*	*
Timothy J. Duffy(6)	260,760	*	—	—	*	*
R. Thomas Morgan(7)	174,591	*	—	—	*	*
Trent W. LeForce(8)	206,756	*	—	—	*	*
Fred J. Hall(9)	141,250	*	—	—	*	*
Justin L. Jaschke(10)	184,452	*	—	—	*	*
Albert H. Pharis, Jr.(11)	191,952	*	—	—	*	*
Robert A. Schriesheim(12)	25,000	*	—	—	*	*
Mark S. Feighner(13)	25,000	*	—	—	*	*
Capital Research and Management Company(14)	14,273,550	12.4%	—	—	10.7%	4.6%
333 South Hope St.
Los Angeles, CA 90071
Perry Corp.(15)	12,904,000	11.3%	—	—	9.6%	4.2%
599 Lexington Avenue
New York, NY 10022
Mellon Financial Corporation (16)	8,071,324	7.0%	—	—	6.0%	2.6%
One Mellon Center
Pittsburgh, PA 15258
Highbridge Capital Management, LLC(17)	7,105,394	6.2%	—	—	5.3%	2.3%
The Cayman Corporate Center, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands,
British West Indies
Eric Semler(18)	6,862,813	6.0%	—	—	5.1%	2.2%
888 Seventh Avenue, Suite 1504
New York, NY 10019
Goldman Sachs Group, Inc.(19)	6,460,341	5.6%	—	—	4.8%	2.1%
85 Broad St.
New York, NY 10004
Wellington Management Company, LLP(20)	6,006,200	5.2%	—	—	4.5%	1.9%
75 State Street
Boston, MA 02109
All directors and executive officers as a group (12 persons)(21)	4,994,284	4.4%	19,066,540	98.2%	18.0%	63.4%

(1)	The number of shares of Class A common stock includes shares of our Class A common stock issuable upon the assumed conversion of shares of our Series F preferred stock, and our Class C and Class D common stock issued or issuable upon the exercise of options which can be exercised within 60 days after June 1, 2005. Each outstanding share of our Series F preferred stock is immediately convertible into 20 shares of our Class A common stock. Each outstanding share of our Class B common stock is immediately convertible into one share of our Class A common stock. Each outstanding share of our Class C common stock and Class D common stock is or, where issued upon the exercise of stock options, will be convertible into 111.44 shares of our Class A common stock. The number of shares of Class A common stock does not include the shares of Class A common stock issuable upon conversion of the outstanding shares of Class B common stock.

(2)	In calculating the percent of total voting power, the voting power of shares of our Class A common stock and our Class B common stock is aggregated. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except as required by law and except in the election of Class A directors. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes, except that each share of Class B common stock is entitled to only one vote with respect to any “going private” transaction.

(3)	Includes 2,000,000 shares of Class A common stock and 19,066,540 shares of Class B common stock held by Dobson CC Limited Partnership. As the president of RLD, Inc., one of two directors and sole stockholder of RLD, Inc., the general partner of that partnership, Everett R. Dobson has voting and investment power with respect to such shares. Includes options to purchase an aggregate of 818,750 shares of Class A common stock.

(4)	Includes 2,000,000 shares of Class A common stock and 19,066,540 shares of Class B common stock held by DCCLP. As one of two directors of RLD, Inc., the general partner of that partnership, Stephen T. Dobson shares voting and investment power with respect to such shares. Includes options to purchase an aggregate of 62,500 shares of Class A common stock.

(5)	Includes options to purchase an aggregate of 646,781 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005.

(6)	Includes options to purchase an aggregate of 245,076 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005.

(7)	Includes options to purchase an aggregate of 147,244 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005.

(8)	Includes options to purchase an aggregate of 188,656 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005.

(9)	Includes options to purchase an aggregate of 78,750 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(10)	Includes options to purchase an aggregate of 67,763 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(11)	Includes options to purchase an aggregate of 110,556 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(12)	Includes options to purchase an aggregate of 25,000 shares of our Class A common stock, which options may be exercised within 60 days after June 1, 2005.

(13)	Includes options to purchase an aggregate of 25,000 shares of our Class A common stock, which options may be exercised within 60 days after June 1, 2005.

(14)	Based on a Schedule 13G (Amendment No. 5) filed with the Commission on February 11, 2005 reporting shared investment power and no voting power with respect to all such shares.

(15)	Based on a Schedule 13G (Amendment No. 1) filed with the Commission on February 9, 2005.

(16)	Based on a Form 13F-HR/A filed with the Commission on May 13, 2005 reporting shared investment power with respect to all such shares, sole voting power with respect to 6,144,924 shares and no voting power with respect to 1,926,400 shares.

(17)	Based on a Schedule 13G filed with the Commission on May 18, 2005 reporting shared voting and investment power with respect to all such shares.

(18)	Based on Schedule 13G filed with the Commission on June 28, 2005.

(19)	Based on Form 13F-HR filed with the Commission on May 12, 2005 reporting shared investment power with respect to 6,081,339 shares and no voting power with respect to 25,000 shares.

(20)	Based on Form 13F-HR filed with the Commission on May 13, 2005 reporting shared voting and investment power with respect to 1,011,600 shares and no voting power with respect to 1,633,900 shares.

(21)	Includes options to purchase an aggregate of 2,556,759 shares of Class A common stock, which options may be exercised within 60 days after June 1, 2005 and 37,500 shares of restricted stock that vest on April 25, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      We have a policy requiring that any material transaction that we enter into with our officers, directors or principal stockholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arm’s-length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis. In addition, the terms of our various debt instruments limit our ability and that of our subsidiaries to enter into transactions with affiliates. The terms of our 12.25% preferred stock and our 13% preferred stock also limit our ability to enter into transactions with affiliates, although we are seeking consents to waive or eliminate these restrictions in the preferred stock.
      Dobson CC Limited Partnership, or DCCLP, owns a 90% interest in a limited liability company that owns a multi-building office complex in Oklahoma City. In May 2001, we began leasing this complex, a portion of which serves as our corporate headquarters. Our lease, which covers approximately 144,400 square feet of rentable space, is a 15-year, triple-net lease with an annual current rental of $3.3 million. We use approximately 28,000 square feet of the leased space for one of our regional call centers and sublease another approximately 15,900 square feet to four tenants, one of which is an affiliate of DCCLP, which paid us $277,836 in 2004 to sublease this space.
      Messrs. Everett R. Dobson, Stephen T. Dobson, Russell L. Dobson, a former director, Justin L. Jaschke and Albert H. Pharis, Jr. were directors, and Everett R. Dobson and Stephen T. Dobson were executive officers, of Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications Corporation and Dobson Telephone Company; and Albert H. Pharis, Jr. was an executive officer of Logix Communications Enterprises, Inc. from September 1999 until April 2001. On February 28, 2002, Logix Communications Enterprises, Inc. and Logix Communications Corporation filed a petition for reorganization under Chapter 11 of the Bankruptcy Code. On March 27, 2002, Everett R. Dobson and Stephen T. Dobson resigned as directors and executive officers of Logix Communications Corporation and Logix Communications Enterprises, Inc. On April 25, 2003, the Chapter 11 plan of reorganization became effective, and as part of this plan, Logix Communications Corporation was renamed Intelleq Communications Corporation, or Intelleq, and Logix Communications Enterprises, Inc. was renamed DWL Holding Company, or DWL. In conjunction with consummation of the plan of reorganization, Messrs. Russell L. Dobson, Jaschke and Pharis resigned as directors of Intelleq, DWL and Dobson Telephone, and Everett R. Dobson and Stephen T. Dobson became directors, and Stephen T. Dobson became an executive officer, of Intelleq and DWL. DWL, through its subsidiaries, provides various telecommunications services to us on a fee basis. DWL’s charges are comparable to charges for similar services provided by DWL to unrelated third parties. DCCLP is a principal stockholder of DWL. We purchased $2.9 million of services from DWL, or its subsidiaries, during the year ended December 31, 2004.
      Prior to August 15, 1998, Russell L. Dobson was one of our corporate officers and, until February 18, 2004, was one of our directors. Effective August 15, 1998, we entered into a consulting agreement with Mr. Dobson. Under the terms of the consulting agreement, Mr. Dobson has been retained by us through August 31, 2008 and, until November 30, 2001, by our former subsidiary, DWL. In exchange for Mr. Dobson’s services, he receives monthly compensation of $15,000 and insurance benefits commensurate with our employee plan. Mr. Dobson’s responsibilities include, but are not necessarily limited to, representing us at various functions, including trade shows and seminars, assisting with regulatory matters, including appearances where required before regulatory bodies, and analyzing technical and financial data to assist executive officers in strategic planning and forecasting. In addition, Mr. Dobson has agreed not to compete with us during the term of his consulting agreement. Mr. Dobson’s consulting fees through November 30, 2001 were paid by DWL. We began paying this consulting fee in December 2001. On February 18, 2004, Mr. Dobson retired from our board of directors, at which time we agreed to pay him a $150,000 retirement stipend and to fully vest all options to purchase shares of our common stock held by him. Our consulting agreement with Mr. Dobson remains in effect.

      On July 29, 2003, we entered into agreements with certain holders of options granted under our 2000 Plan with exercise prices in excess of $10.00 per share in which we agreed to issue new options under our 2000 Plan in exchange for their existing options. Under these agreements, holders of options with an exercise price of more than $10.00 per share but less than $15.00 per share would receive new options for the same number of underlying shares; holders of options with exercise prices of at least $15.00 and less than $20.00 would receive new options to purchase one share of our Class A common stock for each two shares underlying existing options, and holders of existing options with exercise prices greater than $20.00 per share would receive new options to purchase one share of our Class A common stock for each three shares underlying their existing options. In each instance, the new options would be granted six months and one day after the effective date of the exchange agreement, and at an exercise price equal to the market price of our Class A common stock on such later date. On February 2, 2004, we issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by our non-management directors were included in the foregoing exchange program. The following table reflects the options that were cancelled effective July 29, 2003 and the new options that were granted on February 2, 2004 to persons who currently are our named executive officers:

		Number of	Market		Number of
		Securities	Price of	Exercise	Securities
		Underlying	Stock at	Price at	Underlying		Length of Original
		Options/SARs	Time of	Time of	or New	New	Option Term
		Repriced or	Repricing	Repricing	Options	Exercise	Remaining at Date
		Amended	Amendment	Amendment	Granted	Price	of Repricing or
Name	Date	#	$	$	#	$	Amendment(3)

Bruce R. Knooihuizen	(1)	100,000	(2)	$23.00	33,333	$7.09	May 10, 2010
Executive Vice President and
Chief Financial Officer
Timothy J. Duffy	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Senior Vice President and
Chief Technical Officer
R. Thomas Morgan	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Senior Vice President and
Chief Information Officer
Trent W. LeForce	(1)	50,000	(2)	23.00	16,667	7.09	May 10, 2010
Controller and Assistant Secretary

(1)	Outstanding options were cancelled as of July 29, 2003 and new options were granted February 2, 2004.

(2)	The closing market price of our Class A common stock on July 29, 2003 was $6.35 per share and on February 2, 2004 was $7.09 per share.

(3)	As of February 2, 2004.
      On March 10, 2005, we granted non-qualified, ten-year options to purchase an aggregate of 1,188,775 shares of our Class A common stock at an exercise price of $2.06 per share. The options, which were granted under the terms of our 2002 Stock Incentive Plan, vest ratably over a four year period commencing in March 2006. Included in this option grant were options to purchase an aggregate of 445,000 shares of our Class A common stock granted to our executive officers, as follows:

Executive Officer	Option Shares

Everett R. Dobson	125,000
Bruce R. Knooihuizen	85,000
Timothy J. Duffy	65,000
R. Thomas Morgan	65,000
Trent W. LeForce	65,000
Richard D. Sewell, Jr.	40,000

      As of June 1, 2005, Capital Research and Management Company, or Cap Re, owned 12.4% of our Class A common stock, including shares issuable upon conversion of our Series F preferred stock. On June 29, 2005, we entered into the support agreement with the locked-up holders, one of which is Cap Re. Pursuant to the support agreement, the locked-up holders agreed, subject to the terms thereof, to tender their shares of preferred stock and to consent to the proposed amendments and related waivers with respect to the shares of preferred stock tendered. The Class A common stock that the locked-up holders would receive in the exchange offer would be “restricted securities” within the meaning of the Securities Act of 1933. Accordingly, the parties have agreed to enter into a registration rights agreement providing that the Class A common stock to be issued to the locked-up holders will be registered for resale. For more information regarding the support agreement, see “The Exchange Offer and Consent Solicitation — Description of Support Agreement.” Cap Re is also entitled to registration rights with respect to shares of Class A common stock issuable upon conversion of shares of Series F preferred stock beneficially owned by it, under a registration rights agreement dated August 19, 2003.

DESCRIPTION OF CAPITAL STOCK
      The following is a summary of the terms of our capital stock. This summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the applicable provisions of Oklahoma law.
Common Stock
      We are authorized to issue 325,000,000 shares of Class A common stock and 70,000,000 shares of Class B common stock, 4,226 shares of Class C common stock and 33,000 shares of Class D common stock. As of June 30, 2005 there were:

•	114,684,533 shares of Class A common stock outstanding;

•	19,418,021 shares of Class B common stock issued and outstanding, which are convertible into shares of our Class A common stock on a one-for-one basis;

•	options to purchase 12,109,810 shares of Class A common stock (or shares convertible into Class A common stock) outstanding;

•	4,244,768 shares of Class A common stock reserved for issuance for future awards under our equity compensation plans; and

•	14,004,068 shares of Class A common stock reserved for issuance upon conversion of outstanding Series F preferred stock.
      The rights of holders of the Class A, Class B, Class C and Class D common stock are identical in all respects, except as discussed below. Additional shares of Class B common stock may be issued only to Class B stockholders and only upon a stock split or stock dividend to holders of all classes of common stock on a pro rata basis. Our Class C common stock and Class D common stock is reserved exclusively for issuance upon the exercise of options granted under our 1996 stock option plan.
      Dividends. Subject to the right of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends that may be declared by our board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously an equivalent dividend is declared or paid on each share of that and every other class of common stock. In the event of stock dividends, holders of Class A common stock or Class B common stock shall be entitled to receive only additional shares of that class, while stock dividends with respect to Class C common stock and Class D common stock are payable only in shares of Class A common stock.
      Voting Rights. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except for amendments to certain provisions of our amended and restated certificate of incorporation and except as required by law. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes, except that each share of Class B common stock is entitled to one vote with respect to any “going private” transaction under the Exchange Act. Class C common stock and Class D common stock have no voting rights, except as required by law. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes, two of our directors were elected by our Class A common stockholders, voting separately as a class. In connection with our 2003 acquisition of the remaining equity interests in American Cellular Corporation, we agreed that the former holders of American Cellular’s 9.5% senior subordinated notes would have the right to designate two members of our board of directors for terms expiring in 2005 and 2006, and that upon the expiration of the respective terms of each such designated director, the holders of our Class A common stock, voting separately as a class, would be entitled to elect one director to our board of directors for a term of three years. One such director was elected by the holders of our Class A common stock at our 2005 annual meeting, for a term expiring in 2008, and the term of the other director designated by the American Cellular noteholders is scheduled to expire at our annual stockholders’ meeting in 2006.

      Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of our preferred stock, if any.
      Conversion and Transferability of Common Stock. Shares of Class B common stock are convertible at any time, at the option of the holder, into an equal number of fully paid and non-assessable shares of Class A common stock. Conversion rights of Class B common stock are subject to any necessary FCC approval. Shares of Class B common stock transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles will automatically convert into an equal number of fully paid and non-assessable shares of Class A common stock. Shares of Class C common stock and Class D common stock are convertible at any time into 111.44 fully paid and nonassessable shares of Class A common stock, subject to adjustment for stock splits, stock dividends, recapitalizations or reorganizations.
      Investors’ Agreement. We are a party to an investors’ agreement with the holders of our Class B common stock. The investors’ agreement provides that DCCLP has certain demand and “piggy-back” registration rights for the shares of Class A common stock issuable upon sale or conversion of its Class B common stock. In addition, the investors’ agreement provides DCCLP with preemptive rights with respect to our future private equity issues. The investors’ agreement also contains restrictions on transfer identical to those contained in our amended and restated certificate of incorporation. These restrictions provide that shares of Class B common stock may not be transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles.
      Subject to the prior right of our Class A common stockholders to elect two directors, DCCLP is entitled to designate up to six of our directors, depending on its level of voting control of us. Notwithstanding the foregoing, an additional two directors may be designated by the holders of our 12.25% preferred stock, an additional two directors may be designated by the holders of our 13% preferred stock and an additional two directors may be designated by the holders of our convertible preferred stock in the event of non-payment of dividends for certain periods or other voting rights triggering events. However, if we complete the exchange offer, the holders of the 12.25% preferred stock and the 13% preferred stock will have waived these rights for a period of 18 months after the expiration date of the exchange offer.
      Other Provisions. The holders of our common stock are not entitled to preemptive or similar rights.
      Transfer Agent and Registrar. The transfer agent and registrar for our common stock is UMB Bank, N.A.
General Terms of Preferred Stock
      We are authorized to issue 6,000,000 shares of preferred stock, par value $1.00 per share. The board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock.
      Subject to limitations imposed by law or our amended and restated certificate of incorporation, the board of directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights for the series, if any;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon our liquidation, dissolution or winding-up;

•	the redemption prices and terms applicable to the series, if any; and

•	the preferences and relative rights among the series of preferred stock.

      These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock.
Series F Convertible Preferred Stock
      As of June 30, 2005, we had authorized 1,900,000 shares of our Series F convertible preferred stock and 686,201 shares were outstanding. The Series F preferred stock has a liquidation preference of $178.571 per share plus accrued and unpaid dividends.
      The certificate of designation for our Series F preferred stock provides for the following rights:
      Voting Rights. The holders of our Series F preferred stock have no voting rights with respect to general corporate matters, except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that if dividends on the Series F preferred stock are in arrears and unpaid for two or more dividend periods (whether or not consecutive), the holders of the Series F preferred stock, voting as a single class, will be entitled to elect up to two additional members to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors will be increased by the number of additional directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series F preferred stock has been paid in full or if we make a change of control offer, or if no shares of the Series F preferred stock have been mandatorily redeemed, or in the event of our liquidation.
      Dividends. The holders of our Series F preferred stock are entitled to receive cumulative dividends, which may be paid (at our option) in either cash or additional shares of Series F preferred stock, at the annual rate of 6% of the $178.571 per share liquidation preference in the case of cash dividends and 7% of the $178.571 per share liquidation preference in the case of dividends payable in additional shares of convertible preferred stock. Dividends are payable semi-annually in arrears on April 15 and October 15 of each year.
      Redemption. Subject to the legal availability of funds, on August 18, 2016, we are required to redeem the Series F preferred stock at a redemption price in cash equal to 100% of the liquidation preference, plus accrued and unpaid dividends. We may redeem the Series F preferred stock for cash on or after August 18, 2005, at the redemption prices expressed as a percentage of the liquidation preference set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning on August 18 of each of the following years:

Year	Percentage

2005	106.000%
2006	103.000%
2007 and thereafter	100.000%
      Conversion. Each share of Series F preferred stock is convertible into shares of Class A common stock at the option of the holder at any time at an initial conversion price of $8.75 per share, subject to adjustment under certain circumstances. The conversion ratio of the Series F preferred stock is subject to adjustment if we issue shares of our Class A common stock at less than 95% of market value, which would increase the number of shares of Class A common stock issuable upon conversion of the Series F preferred stock. The issuance of shares of Class A common stock issued in the exchange offer may result in such an adjustment to the Series F preferred stock conversion ratio.
      Change of Control. Upon a change of control, we are required to make an offer to purchase all shares of Series F preferred stock at a purchase price in cash equal to 101% of the liquidation preference of the Series F preferred stock, plus accrued and unpaid dividends. A change of control means:

•	any “person” or “group” (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of our voting stock on a fully diluted basis and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by certain permitted stockholders on such date;

•	individuals who on the issue date of the Series F preferred stock constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of our board of directors then in office who either were members of our board of directors on the issue date of the Series F preferred stock or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all our assets to any person other than one of our wholly owned subsidiaries or certain permitted stockholders; or

•	our adoption of a plan of liquidation or dissolution.
      Restrictive Covenants. The certificate of designation governing the Series F preferred stock contains certain restrictive covenants which limit our ability to effect a consolidation or merger or sell all or substantially all of our assets and enter into transactions with affiliates.
12.25% Senior Exchangeable Preferred Stock
      As of June 30, 2005, 46,181 shares of our 12.25% preferred stock were authorized and 46,181 shares were outstanding. The 12.25% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.
      The certificate of designation for our 12.25% preferred stock currently provides for the following rights:
      Voting Rights. The holders of our 12.25% preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that, upon the occurrence of a voting rights triggering event, the number of directors constituting the board of directors will be increased by two directors, whom the holders of 12.25% preferred stock will be entitled to elect. Whenever the right of the holders of 12.25% preferred stock to elect directors shall cease, the number of directors constituting the board of directors will be restored to the number of directors constituting the board of directors prior to the time of the event that entitled the holders of 12.25% preferred stock to elect directors.
      Under Oklahoma law, the holders of 12.25% preferred stock will be entitled to vote as a class upon a proposed amendment to our amended and restated certificate of incorporation, whether or not entitled to vote thereon by our amended and restated certificate of incorporation, if the amendment would increase or decrease the par value of the shares of that class, or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.
      Dividends. The holders of our 12.25% preferred stock are entitled to receive cumulative dividends at the annual rate of 12.25% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.
      Redemption. We are required to redeem the 12.25% preferred stock on January 15, 2008, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.
      At any time and from time to time, we may redeem the 12.25% preferred stock in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 12.25% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning January 15 of each of the following years:

Year	Percentage

2005	102.042%
2006 and thereafter	100.000%
      Optional Exchange. We may exchange the 12.25% preferred stock in whole, but not in part, into our senior subordinated exchange debentures.

      Change of Control. Upon a change of control, we must make an offer to purchase the 12.25% preferred stock at a purchase price equal to 101% of the liquidation preference of the 12.25% preferred stock, plus accrued and unpaid dividends. A change of control means, with respect to the 12.25% preferred stock, such time as:

•	a stockholder becomes the beneficial owner of more than 35% of the total voting power of our voting stock, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date, or

•	individuals who on the issue date of such 12.25% preferred stock constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office.
      Restrictive Covenants. The certificate of designation that governs the 12.25% preferred stock contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of our capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger. The exchange offer contemplates significant revisions to these restrictive covenants. See “The Exchange Offer and Consent Solicitation — The Proposed Amendments.”
13% Senior Exchangeable Preferred Stock
      As of June 30, 2005, 394,297 shares of our 13% preferred stock were authorized and 192,898 shares were outstanding. The 13% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.
      The certificate of designation for the 13% preferred stock provides for the following rights:
      Voting Rights. The holders of our 13% preferred stock have voting rights substantially similar to the voting rights provided to the 12.25% preferred stock.
      Dividends. The holders of 13% preferred stock are entitled to receive cumulative dividends at the annual rate of 13% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.
      Redemption. We are required to redeem the 13% preferred stock on May 1, 2009, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.
      At any time and from time to time, we may redeem our 13% preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 13% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning May 1 of each of the following years:

Year	Percentage

2005	104.333%
2006	102.167%
2007 and thereafter	100.000%
      Optional Exchange. We may exchange our 13% preferred stock in whole, but not in part, for our senior subordinated exchange debentures. The exchange rights are substantially similar to our exchange rights with respect to our 12.25% preferred stock.

      Change of Control. Upon a change of control, which is defined similarly to the same term used in its 12.25% preferred stock, we will be required to make an offer to purchase our outstanding 13% preferred stock at a purchase price equal to 101% of our liquidation preference plus accrued and unpaid dividends.
      Restrictive Covenants. The certificate of designation that governs the 13% preferred stock includes restrictive covenants that are similar to those governing the 12.25% preferred stock. The exchange offer contemplates significant revisions to these restrictive covenants. See “The Exchange Offer and Consent Solicitation — The Proposed Amendments.”
Foreign Ownership
      Our amended and restated certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including our common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit foreign nationals or their representatives, a foreign government or its representative, or any corporation organized under the laws of a foreign country from owning of record or voting greater than 25% of our equity unless the FCC determines that the public interest would be served by accepting such foreign ownership. In addition, our amended and restated certificate of incorporation authorizes our board of directors to take action to enforce these prohibitions, including requiring redemptions of common stock to the extent necessary to reduce aggregate foreign ownership to lawful limits and placing a legend regarding restrictions on foreign ownership on the certificates representing the common stock.
Oklahoma Anti-Takeover Law and Certain Charter Provisions
      Our amended and restated certificate of incorporation and amended and restated bylaws and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations, in certain circumstances the nullification of voting rights of 20% or more stockholders and the availability of authorized but unissued common stock.

Classified Board of Directors
      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Stockholders may only remove directors for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors.

Blank Check Preferred Stock
      Our amended and restated certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue preferred stock in either a private or public transaction. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Oklahoma Takeover Statute
      We are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an “interested stockholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date that person became an interested stockholder, unless:

•	prior to the date such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.
      Section 1090.3 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested stockholder;

•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.
      For purposes of Section 1090.3, the term “corporation” also includes majority-owned subsidiaries. In addition, Section 1090.3 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Oklahoma Control Share Act
      If we have 1,000 or more stockholders and meet other conditions, we will be subject to Oklahoma’s Control Share Act. With exceptions, this act prevents holders of more than 20% of the voting power of our stock from voting their shares. This provision may delay the time it takes anyone to gain control of us. Holders of our Class B common stock are presently exempt from the Oklahoma Control Share Act.

Stockholder Action
      With respect to any act or action required of or by the holders of our common stock, the affirmative vote of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class, present in person or represented by proxy at a meeting and entitled to vote thereon, is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in our amended and restated certificate of incorporation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision relating to the amendment provisions of our amended and restated certificate of incorporation, the indemnification of directors, director liability, alien stock ownership and our board of directors. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes, two of our directors will be elected by our Class A common stockholders, voting separately as a class.
      Pursuant to the Oklahoma General Corporation Act, stockholders may take actions without the holding of a meeting by written consent if the consent is signed by the holders of at least the number of shares which would be necessary to approve the transaction at a duly called stockholders’ meeting. If we have 1,000 or more stockholders of record, actions taken by our stockholders by written consent must be unanimous. As of March 31, 2005, Mr. Everett R. Dobson and the other directors and executive officers as a group beneficially owned shares of common stock representing 63.4% of the total combined voting power of all classes of our capital stock entitled to vote, considered as a single class. Pursuant to the rules and regulations of the Securities and Exchange Commission, if stockholder action is taken by written consent, we will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Exculpation
      Directors and officers shall not be personally liable for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys’ fees and disbursements)) for any action taken, or any failure to take any action, unless:

•	the director or officer has breached his or her duty of loyalty to the corporation or its stockholders;

•	the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director or officer derived an improper personal benefit.

Indemnification
      To the fullest extent permitted by the Oklahoma General Corporation Act, we will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she:

•	is or was a director, officer, employee or agent; or

•	while a director, officer, employee or agent is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.
      We have entered into indemnity agreements with each of our directors and executive officers. Under each indemnity agreement, we will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

•	any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as a director or officer, or the director or officer of an affiliate; or

•	being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were, or are or were an affiliate’s, director, officer, employee or agent, or are or were serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
      Our indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supercedes, bail, surety or other bonds. We also intend to provide liability insurance for each of our directors and executive officers.
      Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and unenforceable.

THE EXCHANGE OFFER AND CONSENT SOLICITATION
Reasons for and Purpose of the Exchange Offer and Consent Solicitation
      We are making the exchange offer to reduce our long-term obligations by reducing or eliminating the fixed dividend burden imposed by the preferred stock and the potential obligation to redeem the outstanding preferred stock. In addition, the exchange offer will simplify our capital structure and improve the liquidity of our Class A common stock. As part of the exchange offer, we are seeking consents to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding and (2) waive compliance by us with these provisions until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. These proposed amendments and waivers are intended to provide us with increased operational and financial flexibility.
General
      Upon the terms and subject to the conditions set forth in this prospectus, we are offering to exchange shares of our Class A common stock and cash for up to 32,327 shares, or 70%, of our outstanding 12.25% preferred stock and up to 135,029 shares, or 70%, of our outstanding 13% preferred stock and soliciting consents from holders of preferred stock to:

•	amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding; and

•	waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date.
      As of June 30, 2005, 46,181 shares of 12.25% preferred stock were outstanding and 192,898 shares of 13% preferred stock were outstanding.
      Holders of our 12.25% preferred stock and our 13% preferred stock will receive, for each share of preferred stock validly tendered and not properly withdrawn, and subject to proration as described in this prospectus:

•	cash in the amount of $300.00 and

•	shares of our Class A common stock with a market value, based on the volume weighted average price of the Class A common stock on the Nasdaq National Market during the ten trading day period ending on August 16, 2005, of $844.00, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of preferred stock validly tendered and not properly withdrawn.
      For purposes of the exchange offer, the “volume weighted average price” will equal the volume weighted average price for our Class A common stock on the Nasdaq National Market from 9:30 a.m. to 4:00 p.m. (or such other times as are the official open and close of trading), New York City time, during the ten trading day period ending on August 16, 2005, as reported by Bloomberg Financial Services, rounded to the nearest whole cent. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL” and the last reported sale price per share of our Class A common stock on July 21, 2005 was $6.77.
      If a holder’s shares are held through a bank, broker or other nominee, the holder should instruct its bank, broker or other nominee to make the appropriate election on its behalf when they tender shares. If a holder has paper share certificates registered in its name, the holder can make its election by indicating such election in the appropriate section of the letter of transmittal and consent and delivering the certificates and letter of transmittal and consent to the exchange agent.
      If a holders shares are held through a bank, broker or other nominee, the holder may change its election by causing a new agent’s message with revised election information to be transmitted through DTC’s ATOP system. If a holder has paper certificates registered in its name, the holder may change its election prior to the expiration of the exchange offer by submitting to the exchange agent a properly completed and signed revised letter of transmittal and consent.
      We will retain all the shares of preferred stock we receive in the exchange offer. You will not be paid any accumulated, undeclared and unpaid dividends if you exchange your shares of preferred stock pursuant to the exchange offer.
      Even if you do not tender your shares of preferred stock, you may not be paid any dividends on your shares of preferred stock in the foreseeable future. We have not paid cash dividends due on either series of preferred stock since the third quarter of 2004. As of June 30, 2005, accumulated, undeclared and unpaid dividends on the 12.25% preferred stock totaled approximately $5.5 million, or $119.44 per share, and accumulated, undeclared and unpaid dividends on the 13% preferred stock as of that date totaled approximately $23.3 million, or $120.61 per share.
      You will not receive any fractional shares of Class A common stock in connection with the exchange offer. Instead, if you tender paper share certificates, the exchange agent for the exchange offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering holders of preferred stock on a pro rata basis, net of commissions. If you held your tendered shares through DTC, the shares you will be allocated will be “rounded-up” to the next highest whole number when the transaction of a share is more than one-half or to the next lowest number when the fraction of a share is one-half or less.
      Concurrently with the exchange offer, we are soliciting consents from the holders of our 12.25% preferred stock and 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. For a description of the proposed amendments and waivers relating to the certificates of designation, see “— The Proposed Amendments.” Tenders of shares of preferred stock in the exchange offer will be deemed to constitute the delivery of consents to the proposed amendments and related waivers with respect to the shares tendered and delivery of consents will be deemed to constitute tenders of shares in the exchange offer. Holders of shares of preferred stock may not tender shares in the exchange offer without delivering consents or deliver consents without tendering shares. Accordingly, if the offer is consummated, holders of shares validly tendered in the exchange offer and not properly withdrawn will receive the exchange offer consideration. Because the locked-up holders have agreed to tender approximately 63% of the outstanding shares of each series of preferred stock, the requirement to obtain tenders and consents from a majority of the holders of outstanding shares of each series of preferred stock would be satisfied.
      To approve the proposed amendments to the certificates of designation and waiver of compliance by us with the provisions of the certificates of designation to be eliminated by the proposed amendments, we must obtain the consents of the holders of a majority of the outstanding shares of each series of preferred stock. The proposed amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the proposed amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at a special meeting of stockholders to be held later in 2005. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.
      If we complete the exchange offer, however, holders will have waived compliance by us with the voting rights and substantially all of the restrictive covenants contained in the certificates of designation for a period of 18 months from the expiration date.
      By tendering your shares of preferred stock in accordance with the procedures described in this prospectus, you will also be giving your consent to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock until 18 months from the expiration date and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer.
      If the exchange offer is not earlier extended, amended or terminated, we will, on the first business day following the expiration date, if all conditions to the exchange offer are satisfied or waived by us, in our sole discretion, accept for payment all shares validly tendered and not properly withdrawn, and all consents validly delivered and not validly revoked, at 9:00 a.m., New York City time (or as promptly as practicable thereafter), by notifying DTC and the exchange agent of our acceptance. We will then issue a press release announcing that fact, and the consideration will be paid promptly after the closing of the exchange offer.
      If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. If you are the record owner of certificated preferred stock and you tender your certificated shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Transfer taxes on the exchange of preferred stock pursuant to the exchange offer, if any, will be paid by us.
      The term “expiration date” means 12:00 Midnight, New York City time, on August 18, 2005, unless we extend the period of the time for which the exchange offer is open, in which case the term “expiration date” means the latest time and date on which the exchange offer, as so extended, expires.
      Our obligation to exchange shares of preferred stock tendered pursuant to the exchange offer is subject to certain conditions referred to below under “— Conditions of the Exchange Offer.”
      None of our board of directors, the dealer manager and solicitation agent, the information agent or the exchange agent has made a recommendation to any holder of preferred stock as to whether you should tender shares into the exchange offer and provide consent pursuant to the consent solicitation. You must make your own investment decision regarding the exchange offer based upon your own assessment of the market value of the preferred stock, the likely value of the Class A common stock you may receive, your liquidity needs, your investment objectives and any other factors you deem relevant.
      We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, interactive technology, including email, or in person by the dealer manager and solicitation agent, information agent and by officers and regular employees of ours and those of our affiliates.
      No additional compensation will be paid to our officers, directors or employees in connection with this exchange offer.
Conditions of the Exchange Offer
      Notwithstanding any other provision of the exchange offer, and without prejudice to our other rights, we will not be required to accept for exchange or, subject to any applicable rules of the Commission, exchange any shares of preferred stock for cash and Class A common shares, and we may terminate, extend or amend the exchange offer if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived. We will not waive the conditions relating to stockholder approval, the effectiveness of this registration statement or the tender of a minimum number of shares.

Registration Statements Effectiveness
      The exchange offer is conditioned upon the registration statement on Form S-4, of which this prospectus is a part, being declared effective under the Securities Act and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order. In addition, the exchange offer is conditioned upon the effectiveness of the resale registration statement occurring on or about the time of the closing of the exchange offer.

Minimum Tender Condition
      The exchange offer is conditioned on there being validly tendered and not properly withdrawn prior to the expiration date a majority of the outstanding shares of the 12.25% preferred stock and a majority of the outstanding shares of the 13% preferred stock.

Stockholder Approval
      The exchange offer is conditioned upon the approval by our common stockholders of the issuance of the shares of Class A common stock in the exchange offer pursuant to the requirements of the Nasdaq National Market. Our Class A common stock is traded on the Nasdaq National Market. Under NASD Rule 4350, which applies to companies with securities traded on the Nasdaq National Market, stockholder approval is required in the event of the sale, issuance or potential issuance by an issuer of common stock in a transaction, other than a public offering, at a price less than the greater of book or market value and the shares to be issued equal 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.
      Under the terms of the exchange offer, the shares of our Class A common stock to be issued will be valued based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the ten trading day period ending on August 16, 2005. If the volume weighted average price is less than the last sale price of our Class A common stock on the Nasdaq National Market prior to the expiration date of the exchange offer, we may be deemed to have issued shares at less than market value. We have obtained approval for the issuance of the shares of Class A common stock in connection with the exchange offer from DCCLP, which has a majority of the total voting power of our common stock, to ensure compliance with NASD Rule 4350. Accordingly, we do not intend to seek approval of the exchange offer from our other common stockholders.

Other Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer to the contrary, we will not be required to accept for exchange shares of preferred stock tendered pursuant to the exchange offer and may terminate or extend the exchange offer if any condition to the exchange offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of preferred stock validly tendered and not withdrawn prior to the expiration date of the exchange offer, if any one of the conditions described above is not satisfied or any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our sole discretion:

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer or consent solicitation, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer or consent solicitation or materially impair the contemplated benefits to us of the exchange offer or consent solicitation, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be likely to occur any event resulting in the termination of, or restricting the availability of funds under, our revolving credit facility;

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.
      The securities class action litigation described under the heading “Business — Legal Proceedings” will not result in the failure of any of the conditions to the exchange offer.
      All conditions to the exchange offer must be satisfied or waived prior to the expiration date, and any delay in our acceptance for exchange after the expiration date would be accompanied by an extension of the exchange offer. These conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion on or before the expiration date of the exchange offer, whether or not any other condition of the exchange offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. If we waive a condition, this waiver will apply to our exchange offer for both the 12.25% preferred stock and the 13% preferred stock and for all shares within each series. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.
Description of Support Agreement
      We entered into the support agreement, dated as of June 29, 2005, with the locked-up holders, representing approximately 63% of the outstanding shares of each series of preferred stock, pursuant to which we agreed to use our commercially reasonable efforts to complete the exchange offer.
      Pursuant to the support agreement, and in connection with the exchange offer the locked-up holders each agreed, subject to the conditions contained therein, among other things:

•	to tender its shares of preferred stock in the exchange offer;

•	to not withdraw its tender of shares of preferred stock unless the support agreement is terminated in accordance with its terms;

•	to grant its consent to the consent solicitation; and

•	for as long as the support agreement is still in effect, not to transfer any of its preferred stock, unless the transferee has been given notice that the preferred stock is subject to the terms of the support agreement and the transferee agrees in writing to be subject to the terms of the support agreement.

Conditions
      The locked-up holders’ obligations under the support agreement are subject to satisfaction of the following conditions:

•	the preparation of documentation, in form and substance reasonably satisfactory to the locked-up holders, necessary to implement the exchange offer and the transaction contemplated by the support agreement, including, without limitation:

•	the offering materials (including the resale registration statement, the registration statement of which this prospectus forms a part and customary registration rights agreement); and

•	the amended and restated certificate of designation for the 12.25% preferred stock and the amended and restated certificate of designation for the 13% preferred stock;

•	the absence of any “material adverse change” (as defined in the support agreement, a form of which is included as Annex A to this prospectus) since June 2, 2005;

•	we have received or waived all material third party consents and approvals contemplated by the support agreement or otherwise required to consummate the transactions contemplated by the exchange offer;

•	the absence of any material breach of any of the covenants set forth in the support agreement;

•	the effectiveness of the resale registration statement covering the registration of our Class A common stock to be issued upon the exchange of preferred stock tendered by the locked-up holders on or about the time of the closing of the exchange offer;

•	the effectiveness of the registration statement of which this prospectus is a part; and

•	shares of Class A common stock to be issued in the exchange offer have been approved for quotation on the Nasdaq National Market System upon notice of issuance.

Covenants
      In addition, we have agreed, among other things, that:

•	we will, with respect to the timing of any public disclosures, make such disclosures only in the ordinary course in accordance with past practices, except as otherwise provided in the support agreement;

•	we will not, except as may be required by our contractual or other obligations in effect on the date of the support agreement, issue or agree to issue any securities, make any distributions to our stockholders or incur any material indebtedness other than as described in the offering documents;

•	we will pay all reasonable costs and expenses incurred by the locked-up holders’ counsel;

•	we will not consummate the exchange offer unless the Commission has declared the resale registration statement effective on or about the time of the closing of the exchange offer;

•	we will cause the shares of Class A common stock to be issued in the exchange offer to be approved for quotation on the Nasdaq National Market System upon notice of issuance;

•	we will make it a condition to the exchange offer that the minimum tender condition has been satisfied, and we will not waive the minimum tender condition; and

•	we will not consummate the exchange offer unless the resale registration statement and the registration statement of which this prospectus is a part do not contain any misstatement of material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they are made, not misleading and we have provided the locked-up stockholders with an officer’s certificate to that effect.

Extension, Termination and Amendment
      We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the exchange offer remains open for any reason or no reason at all, and we can do so by giving written notice of such extension to DTC and to the exchange agent. If we decide to extend the exchange offer, we will promptly make an announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. We are not making any assurances that we will exercise our right to extend the exchange offer, although we may do so until all conditions have been satisfied or, where permissible, waived. During any such extension, all preferred stock previously tendered and not properly withdrawn and all related consents previously delivered and not properly revoked will remain subject to the exchange offer, respectively, subject to your right to withdraw your preferred stock and revoke the related consents in accordance with the terms of the exchange offer.
      Subject to the Securities and Exchange Commission’s applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, to:

•	delay our acceptance for exchange or our exchange of any preferred stock pursuant to the exchange offer, regardless of whether we previously accepted preferred stock for exchange, or to terminate the exchange offer and not accept for exchange or exchange any preferred stock not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the exchange offer or consent solicitation to be satisfied; and

•	waive any condition (subject to the limits on waiver described under “— Conditions of the Exchange Offer”) or otherwise to amend the exchange offer in any respect, by giving written notice of such delay, termination or amendment to DTC and the exchange agent and by making a public announcement.
      We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 13e-4(d) and 13e-4(e) under the Exchange Act, which require that any material change in the information published, sent or given to the stockholders in connection with the exchange offer must be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to PR Newswire or some other similar national news service.
      We confirm to you that if we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or if we waive a material condition of the exchange offer, we will extend the exchange offer to the extent required under the Exchange Act. If, prior to the expiration date, we increase or decrease the percentage of preferred stock being sought or increase or decrease the consideration offered to holders of preferred stock, such increase or decrease will be applicable to all holders of the same series of preferred stock whose shares of preferred stock are accepted for exchange pursuant to the exchange offer, and if, at the time notice of any such increase or decrease is first published, sent or given to holders of preferred stock, the exchange offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the exchange offer will be extended until the expiration of such ten business day period. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.
Exchange of Preferred Stock; Settlement
      Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for exchange and will exchange, shares of preferred stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to the applicable rules of the

Commission, we expressly reserve the right to delay acceptance of or the exchange of shares of preferred stock in order to comply with any applicable law. You will not be entitled to, and we will not pay, any interest on cash amounts we will pay in connection with the exchange offer.
      For purposes of the exchange offer, we will be deemed to have accepted for exchange shares of preferred stock validly tendered and not properly withdrawn as, if and when we notify DTC and the exchange agent of our acceptance of the tenders of shares pursuant to the exchange offer. We will deliver the cash and shares of Class A common stock in exchange for shares of preferred stock pursuant to the exchange offer (and any cash instead of fractional shares of our Class A common stock) as soon as practicable through the facilities of DTC with respect to preferred stock tendered through DTC. The exchange agent will act as agent for holders tendering certificated shares of preferred stock for the purpose of receiving cash and Class A common stock from us and transmitting such cash and stock to you. The preferred stock so exchanged will remain outstanding and will be owned by us until retirement.
      If we do not accept any tendered shares of preferred stock for exchange pursuant to the terms and conditions of the exchange offer for any reason, or if certificates are submitted for more shares of preferred stock than are tendered, we will return certificates for such unexchanged shares of preferred stock without expense to the tendering stockholder or, in the case of shares of preferred stock tendered through DTC, pursuant to the procedures set forth below under “— Procedure for Tendering and Consenting,” those shares of preferred stock will be credited to an account maintained within DTC as soon as practicable following expiration or termination of the exchange offer.
Proration
      If more than the maximum number of shares of preferred stock to be accepted in the exchange offer are validly tendered and not properly withdrawn, tendered shares of preferred stock will be subject to proration by series as described in this prospectus. Any shares of preferred stock tendered but not accepted because of proration will be returned to you.
      If proration of tendered shares of preferred stock is required, we will determine the final proration promptly after the expiration date of the exchange offer in a manner consistent with Rule 13e-4(f)(3) of the Exchange Act. In the event the exchange offer for either series of preferred stock is over-subscribed, the number of shares to be accepted by us will be calculated for each holder by multiplying the total number of shares of that series of preferred stock to be accepted by us in the exchange offer by the number of shares of that series tendered by that holder and then dividing that product by the total number of shares of the series validly tendered. All amounts will be rounded up or down to the nearest whole share.
No Fractional Shares of Class A Common Stock
      You will not receive any fractional shares of Class A common stock in connection with the exchange offer. Instead, if you tender paper share certificates, the exchange agent for the exchange offer, acting as your agent, will aggregate any fractional shares of our Class A common stock issuable and sell them for your account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering holders of preferred stock on a pro rata basis, net of commissions. If you tender your shares through DTC, the shares of our Class A common stock you will be allocated will be “rounded-up” to the next highest whole number when the fraction of a share is more than one-half or to the next lowest number when the fraction of a share is one-half or less.
      None of Dobson Communications, the exchange agent, the dealer manager and solicitation agent or the information agent will guarantee any minimum proceeds from the sale of shares of Class A common stock, and no interest will be paid on any such proceeds.

Procedure for Tendering and Consenting
      If you beneficially own shares of preferred stock that are held through a bank, broker or other nominee and you wish to tender those shares of preferred stock and deliver your consent, you should contact the nominee promptly and instruct it to tender your shares of preferred stock on your behalf.
      To participate in the exchange offer, a holder of shares held through DTC must comply with the automated tender offer program procedures of DTC described below.
      For a tender of paper share certificates to be considered validly tendered, the exchange agent must receive any required documents at its address indicated on the cover page of the letter of transmittal and consent prior to the expiration date of the exchange offer. The tender by a holder that is not withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the related letter of transmittal and consent.
      All of the shares of preferred stock were issued in book-entry form, and all of the outstanding shares of preferred stock are represented by global certificates held for the account of DTC.
      Financial institutions that are participants in DTC’s system must use DTC’s automated tender offer program, or ATOP, to tender shares and deliver consents. DTC ATOP instructions should include the name and taxpayer identification number of any beneficial owner tendering 1,000 or more shares. DTC will then send an agent’s message to us. The term “agent’s message” means a message transmitted by DTC, received by us and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering shares and submitting consents with respect to the preferred stock that is the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of this prospectus and consent for the series of preferred stock being tendered; and

•	the agreement may be enforced against such participant.
      By using the ATOP procedures to tender for exchange any outstanding shares of preferred stock, you must not deliver a letter of transmittal and consent to the exchange agent. However, you will be bound by the terms of this prospectus. There is no procedure for guaranteed late delivery of shares of preferred stock.
      The method of delivery of preferred stock certificates and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. Likewise, tenders via DTC’s ATOP System shall be deemed made only when timely confirmed by DTC. In all cases, you should allow sufficient time to ensure timely processing of your tender.
Effects of Tenders and Consents
      By tendering your shares as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of preferred stock tendered and accepted for exchange by us. Such appointment is effective when and only to the extent that we accept for exchange the shares of preferred stock that you have tendered. All such proxies shall be considered coupled with an interest in the tendered shares of preferred stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by you will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). We will, with respect to the shares of preferred stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting rights, if any, and other rights as we, in our sole discretion, deem proper at any annual, special or adjourned meeting of the holders of preferred stock, by written consent in lieu of any such meeting or otherwise.
      We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of preferred stock, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of shares of preferred stock determined by us not to be in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. Subject to the applicable rules and regulations of the Commission, we also reserve the absolute right to waive any of the conditions of the exchange offer (other than the registration statement effectiveness and stockholder approval conditions), or any defect or irregularity in the tender of any shares of preferred stock. No tender of shares of preferred stock will be deemed to have been made until all defects and irregularities in the tender of such shares have been cured or waived. Neither we, the exchange agent, the dealer manager and solicitation agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of preferred stock or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and consent and instructions thereto) will be final and binding.
      The tender of shares of preferred stock pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the exchange offer.
Withdrawal of Tenders and Revocation of Consents
      You may validly withdraw shares of preferred stock that you tender at any time prior to the expiration date of the exchange offer, which is 12:00 Midnight, New York City time, on August 18, 2005, unless we extend it. In addition, if not previously returned, you may withdraw any shares of preferred stock that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the exchange offer.
      A proper withdrawal of tendered shares of preferred stock prior to the expiration date will be deemed a valid revocation of the related consent. A holder may not validly revoke a consent unless such holder validly withdraws the previously tendered shares.
      If you hold your shares in book-entry form, a withdrawal of shares of preferred stock and revocation of the related consent will be effective if you comply with the appropriate procedures of DTC’s ATOP system prior to the expiration date of the exchange offer or if your shares are not previously accepted by us, after the expiration of 40 business days after the commencement of the exchange offer. Any notice of withdrawal must identify the beneficial owner of the shares of preferred stock to be withdrawn, including the beneficial owner’s name and account number and the account at DTC to be credited and otherwise comply with the procedures of DTC. If your paper share certificates are registered in your name, to withdraw your shares from the exchange offer and revoke the related consents, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus prior to the expiration date or, if your shares are not previously accepted by us, after the expiration of 40 days after the commencement of the exchange offer. Your notice of withdrawal must comply with the requirements set forth in this prospectus.
      If we extend the exchange offer, are delayed in our acceptance of the shares of preferred stock for exchange or are unable to accept shares of preferred stock pursuant to the exchange offer for any reason, then, without prejudice to our rights under the exchange offer, the exchange agent may retain tendered shares of preferred stock and such shares of preferred stock may not be withdrawn nor the related consents revoked except as otherwise provided in this prospectus, subject to provisions under the Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.
      All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of preferred stock withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange consideration will be issued in exchange, nor consent fees paid thereon, unless the shares of preferred stock so withdrawn are validly re-tendered. Any shares of preferred stock that have been tendered but which are effectively withdrawn will be credited to the appropriate account at DTC without expense to the withdrawing person promptly after withdrawal. Properly withdrawn shares of preferred stock may be re-tendered by following the procedures described above under “— Procedure for Tendering and Consenting” at any time prior to the expiration date of the exchange offer.
      Neither we, the exchange agent, the dealer manager and solicitation agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any shares of preferred stock properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer.
The Proposed Amendments
      We are also soliciting consents from holders of our 12.25% preferred stock and holders of our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. To amend the certificates of designation and obtain a waiver of compliance by us with these provisions, we must receive consents from holders of a majority of the outstanding shares of each series of preferred stock.
      In addition to approval by holders of the preferred stock, the amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the amendments can become effective. If we complete the exchange offer, we intend to seek the approval of our common stockholders at a special meeting of stockholders which we intend to hold later in 2005. If we obtain common stockholder approval, the proposed amendments to the certificates of designation would become effective upon filing with the Secretary of State of the State of Oklahoma, which is expected to occur promptly thereafter.
      If we complete the exchange offer, however, holders will have waived compliance by us with the voting rights and substantially all of the restrictive covenants in the certificates of designation for a period of 18 months from the expiration date. The waivers will be effective for the period from the expiration date of the exchange offer until the earlier of (1) the date the proposed amendments become effective and (2) 18 months from the expiration date.
      The proposed amendments will:

•	eliminate the restriction on our ability to repurchase, redeem or retire parity securities while dividends on the preferred stock are unpaid;

•	revise the restriction on our ability to pay dividends on parity securities without paying dividends on the preferred stock to allow us to pay dividends in additional parity or junior securities (payment in kind);

•	make the following covenants inapplicable to us for a period of 18 months from the expiration date:

-	the right of holders to elect two directors to our board of directors if dividends are in arrears and unpaid for four quarterly periods;

-	the limitation on indebtedness;

-	the limitation on senior subordinated indebtedness;

-	the limitation on liens;

-	the limitation on restricted payments;

-	the limitation on dividend and other payment restrictions affecting restricted subsidiaries;

-	the limitation on the issuance and sale of capital stock of restricted subsidiaries;

-	the limitation on transactions with stockholders and affiliates;

-	the limitation on asset sales;

-	the limitation on senior preferred stock;

-	the requirement of reports to holders; and

-	the limitation on consolidation, merger and sale of assets.
      After 18 months from the expiration date, the 12.25% preferred stock and the 13% preferred stock would be entitled to voting rights and restrictive covenants as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding. The voting rights and restrictive covenants would be identical in all material respects to the current voting rights and restrictive covenants for the respective series of preferred stock, except as described above and except that the limitations on indebtedness, restricted payments, dividends and other payment restrictions affecting our restricted subsidiaries and consolidations, mergers and sales of assets would not be applicable if those actions are otherwise permitted by the covenants under one or more of the instruments governing our senior unsecured debt outstanding on the 18 month anniversary of the expiration date.
      In addition, holders of a majority of the 12.25% preferred stock and 13% preferred stock, voting together as a single class, will be able to waive compliance with or amend the terms of any of the covenants in the certificates of designation.
      For more complete information, we urge you to review the existing certificate of designation and the proposed amended certificate of designation for your series of preferred stock, which have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Appraisal Rights
      You do not have appraisal rights in connection with the exchange offer.
Certain Legal and Regulatory Matters
      Except as set forth in this prospectus, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of preferred stock. We intend to make all required filings under the Securities Act and the Exchange Act.
Financing of the Exchange Offer
      The shares of Class A common stock that may be issued in the exchange offer will be available from our authorized but unissued shares of Class A common stock. The cash consideration to be paid in the exchange offer, and the other fees and expenses in connection with the exchange offer, including the Commission filing fee and the fees of the exchange agent, the dealer manager and solicitation agent, the information agent, the financial printer, counsel, accountants and other professionals, will be paid from our available capital resources. If 70% of the outstanding shares of each series of preferred stock were tendered, the aggregate cash consideration paid to holders of preferred stock and the estimated fees and expenses of the exchange offer would be approximately $54.2 million.
Accounting Treatment
      The difference between the fair value of the consideration transferred to holders of the preferred stock and the carrying value of the preferred stock, net of deferred financing costs and discount, plus accrued dividends, will be included in net income (loss) to arrive at net income available (loss applicable) to common stockholders, and will affect the calculation of earnings per common share in the period that the exchange offer occurs. As of June 30, 2005, the carrying value of the preferred stock, net of deferred financing costs and discount, plus accrued dividends was $237.2 million.

Subsequent Repurchases of Shares of Preferred Stock
      Whether or not the exchange offer is consummated, subject to the applicable covenant restrictions contained in the relevant debt and preferred stock instruments, we or our affiliates may from time to time acquire shares of preferred stock, other than pursuant to the exchange offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the amount to be paid pursuant to the exchange offer and could be paid in cash or other consideration not provided for in this exchange offer.
Dealer Manager and Solicitation Agent
      Subject to the terms and conditions set forth in the dealer manager agreement between us and Houlihan Lokey Howard & Zukin Capital, Inc., we have retained Houlihan Lokey Howard & Zukin Capital, Inc. to act as dealer manager and solicitation agent in connection with the exchange offer. Houlihan Lokey Howard & Zukin Capital, Inc. will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing its services. In addition, we have agreed to indemnify the dealer manager and solicitation agent against certain liabilities, including liabilities under federal securities laws, and will contribute to payments the dealer manager and solicitation agent may be required to make in respect thereof.
      The dealer manager and solicitation agent and certain of its affiliates from time to time have provided in the past and may provide in the future investment banking and financial advisory services to us and certain of our affiliates in the ordinary course of business. They receive customary fees and/or commissions for such services.
      None of the dealer manager and solicitation agent, the exchange agent or the information agent assumes any responsibility for the accuracy or completeness of the information contained in this prospectus or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.
      We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to (nor will tenders of preferred stock be accepted from or on behalf of) the holders of preferred stock residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.
      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the information agent.
United Kingdom Legal Matters
      This prospectus and all other documentation relating to the exchange offer is for distribution only to persons who (i) are holders or beneficial owners of shares of preferred stock to whom this prospectus may lawfully be communicated or cause to be communicated pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (ii) are investment professionals under the meaning of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 who have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (iv) are outside the United Kingdom or (v) are persons to whom an invitation or inducement to engage in investment activity (within the remaining of section 21 of the Financial Services and Markets Act 2000) in connection with the exchange offer may be otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus and all other documentation relating to the exchange offer is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The exchange offer is available only to relevant persons and will be engaged in only with relevant persons.
      We have not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. The common stock offered by us pursuant to the exchange offer are and will be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and to no more than fifty other persons in the United Kingdom or otherwise in circumstances which have not resulted and will not result in any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.
      The dealer manager will not be responsible to anyone other than us in providing the protections afforded to its clients or for providing advice in relation to the exchange offer.
Other Foreign Securities Matters
      No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares of Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares of Class A common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
      This prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. People who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this exchange offer, the distribution of this prospectus and the resale of the shares of Class A common stock.
Exchange Agent
      We have retained UMB Bank, N.A. to act as exchange agent. We will pay UMB Bank, N.A. reasonable and customary compensation for its services in connection with the exchange offer, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer, including liabilities under federal securities laws.
Information Agent
      Bondholder Communications Group is serving as information agent in connection with the exchange offer. The information agent will assist with the mailing of this prospectus and related materials to holders of preferred stock, respond to inquiries of and provide information to holders of shares of preferred stock in connection with the exchange offer and provide other similar advisory services as we may request from time to time. Questions regarding the terms of the exchange offer and requests for additional copies of the prospectus and any other required documents should be directed to the information agent at the address and telephone numbers set forth on the back cover of this prospectus.
Expenses
      We will bear the fees and expenses of soliciting tenders for the exchange offer, including reimbursement of the reasonable and customary fees and expenses incurred by nominees in transmitting this prospectus (and related materials) to their clients who are the beneficial owners of the preferred shares.

COMPARISON OF RIGHTS BETWEEN OUR
PREFERRED STOCK AND OUR COMMON STOCK
      The following describes the material differences between the rights of holders of the shares of preferred stock (without giving effect to the proposed amendments to the certificates of designation for the preferred stock and waivers described in this prospectus) and holders of shares of our Class A common stock. While we believe that the description covers the material differences between the shares of preferred stock and our Class A common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of preferred stock and a holder of shares of our Class A common stock.
Governing Document
      As a holder of preferred stock, your rights currently are set forth in, and you may enforce your rights under, the Oklahoma General Corporation Law and our amended and restated certificate of incorporation, including the certificate of designation with respect to your series of preferred stock. After completion of the exchange offer, holders of shares of our Class A common stock will have their rights set forth in, and may enforce their rights under, Oklahoma General Corporation Law and our amended and restated certificate of incorporation and our amended and restated bylaws.
Dividends
      Holders of preferred stock are entitled to receive, when, and if declared by our board of directors out of funds legally available for payment, cumulative quarterly dividends, as described under “Description of Capital Stock.” Holders of shares of our Class A common stock are entitled to receive ratable dividends as declared by our board of directors from time to time at its sole discretion, out of funds legally available for such purpose.
Liquidation Preference
      In the event of our winding-up or dissolution, each holder of preferred stock is entitled to receive and be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our Class A common stock, a liquidation preference in the amount of $1,000 per share of preferred stock, plus accumulated and unpaid dividends. In addition, the preferred stock ranks senior to the Class A common stock with respect to the payment of any dividends. Dividend payments to holders of Class A common stock, if declared by our board of directors, will not be made until all required dividend payments are made to the holders of our outstanding preferred stock, including the 12.25% preferred stock and the 13% preferred stock.
Ranking
      In any liquidation, dissolution or winding up of us, our Class A common stock would rank below all and outstanding preferred stock, including the 12.25% preferred stock and the 13% preferred stock. As a result, holders of our Class A common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.
Mandatory Redemption
      Subject to compliance with applicable Oklahoma corporate law, we are required to redeem all outstanding shares of 12.25% preferred stock on January 15, 2008 and all outstanding shares of 13% preferred stock on May 1, 2009, in each case for a redemption price equal to the liquidation preference of such shares plus accrued but unpaid dividends. We are also required to make an offer to purchase all outstanding shares of 12.25% preferred stock and 13% preferred stock upon a change of control of Dobson Communications, as defined in the certificate of designation for each such series, at a redemption price equal to 101% of the liquidation preference of such shares plus accrued but unpaid dividends. There are no mandatory redemption provisions for our Class A common stock.
Restrictive Covenants
      The certificates of designation for the preferred stock include the restrictive covenants described under “The Exchange Offer and Consent Solicitation — The Proposed Amendments.” There are no restrictive covenants for the benefit of holders of the Class A common stock.
Listing
      Our preferred stock is not listed or traded on a national securities exchange or automated quotation system. Our Class A common stock is quoted on the Nasdaq National Market under the symbol “DCEL.”
Voting Rights
      Except as provided by Oklahoma law and our amended and restated certificate of incorporation, holders of preferred stock have no voting rights unless the dividends payable on the preferred stock are unpaid for four or more quarterly periods (whether or not consecutive). In that event, holders of the preferred stock, voting as a single class with the other holders of that series of preferred stock, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. In addition, the affirmative consent of holders of a majority of the outstanding preferred stock is required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our amended and restated certificate of incorporation that would affect adversely the rights of holders of the preferred stock. Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of the Class A common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion sets forth the material U.S. federal income tax consequences of the exchange offer to holders of our preferred stock, and, except to the extent otherwise specified below, the legal conclusions contained herein represent the opinion of our counsel, Mayer, Brown, Rowe & Maw LLP. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to participate in the exchange offer, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is not intended to be applicable to all categories of investors, such as:

•	dealers in securities,

•	banks,

•	insurance companies,

•	tax-exempt organizations,

•	persons that hold the preferred stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a straddle or conversion transaction, or

•	holders subject to the alternative minimum tax, which may be subject to special rules.
      In addition, this discussion is limited to persons who hold our preferred stock or common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.
      As used in this section, a “U.S. holder” is a beneficial owner of our preferred stock or common stock that is for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate or trust whose world-wide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
      A non-U.S. holder is any holder (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. If a partnership (including for this purpose any other entity, whether or not organized in or under the laws of the United States or any political subdivision thereof, treated as a partnership for U.S. federal income tax purposes) holds our preferred stock, the tax consequences to the partnership and its partners of the exchange offer will depend upon the activities of the partnership.
      This discussion is not binding on the Internal Revenue Service (the “IRS”). We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained by a court. There can be no assurance and none is given that the IRS or the courts will not adopt a position that is contrary to the statements contained in this summary. Accordingly, we urge you to consult your own tax advisor to determine the specific consequences of participating in the exchange offer.

Consequences of Not Participating in the Exchange Offer
      Sufficient Number of Shares of Preferred Stock Not Tendered. If you do not participate in the exchange offer, and an otherwise insufficient number of shares of preferred stock are tendered in the exchange offer, you will not recognize any gain or loss, and your adjusted tax basis in your shares of our preferred stock will not change.
      Sufficient Number of Shares of Preferred Stock Are Tendered. If you do not participate in the exchange offer (or tender fewer than all of your shares of our preferred stock pursuant to the exchange offer), and a sufficient number of shares of preferred stock are tendered in the exchange offer so that the proposed changes to the certificates of designation of the shares of our preferred stock are made, changes to the terms of the shares of our preferred stock may be substantial enough to cause you to be treated as exchanging your shares of preferred stock for new shares of our preferred stock. Such a deemed exchange would be characterized as a recapitalization for U.S. federal income tax purposes. Under this characterization, you would not recognize any gain or loss as a result of the deemed exchange, and your adjusted tax basis and your holding period in your shares of our preferred stock will not change. We urge you to consult your tax advisor with respect to the U.S. federal income tax consequences of the exchange offer to you even where you do not participate in the exchange offer.
Consequences of Receiving Common Stock and Cash in the Exchange Offer
      General. The receipt of shares of our common stock and cash pursuant to the exchange offer for shares of our preferred stock will be treated as a recapitalization for U.S. federal income tax purposes.
      Recognized Gain. As a result of the exchange being treated as a recapitalization, you will recognize gain (“Recognized Gain”), if any, equal to the lesser of (i) the amount of cash you receive in the exchange offer and (ii) the amount of gain “realized” in the transaction. The amount of gain you will “realize” will equal the amount by which (a) the cash you receive in the exchange offer plus the fair market value of the shares of our common stock you receive exceeds (b) your adjusted tax basis in your shares of preferred stock. Any of your Recognized Gain would be taxed either as a capital gain or a dividend, as described below. Your tax basis in the shares of our common stock you receive will be the same as the adjusted tax basis of the shares of preferred stock exchanged therefor, increased by your Recognized Gain and reduced by the amount of cash you receive in the exchange offer. Your holding period for the shares of common stock you receive will include the holding period during which you held the shares of our preferred stock. If you exchange more than one “block” of our preferred stock (that is, groups of preferred stock that you purchased at different times or at different prices), you must calculate your Recognized Gain separately on each block, and the results for each block may not be netted in determining your overall Recognized Gain. Instead, you will recognize gain on those shares on which gain is realized, but losses may not be recognized.
      Treatment of Recognized Gain. If you have Recognized Gain as a result of your participation in the exchange offer, such Recognized Gain may be treated either as ordinary dividend income or capital gain for U.S. federal income tax purposes. The treatment of your Recognized Gain depends on a determination of whether the cash you receive pursuant to the exchange offer has the effect of a dividend distribution for U.S. federal income tax purposes. In order to make this determination, you will be treated under Section 356(a)(2) of the Code as if (i) you had not participated in the exchange offer and you instead exchanged all of your shares of preferred stock for shares of our common stock and (ii) immediately thereafter we redeemed a portion of your shares of our common stock in exchange for cash (in an amount equal to the cash you received in the exchange offer). The cash you receive in this deemed redemption will be taxed as capital gain if the cash you receive (a) is “substantially disproportionate” with respect to you, (b) results in a “complete redemption” of your interest in us or (c) is “not essentially equivalent to a dividend” with respect to you. These tests (the “Section 302 tests”) are explained more fully below.
      If this deemed redemption does not meet any of the Section 302 tests, you will be treated as receiving a dividend equal to the amount of your Recognized Gain, assuming that your ratable share of our earnings and profits exceeds such Recognized Gain. If your Recognized Gain exceeds your ratable share of our earnings and profits, such excess will first reduce your basis in the shares of our common stock you receive (but not below zero) and any further excess will be taxed as a capital gain.
      Under current law, if you are an individual holder of our preferred stock, and you are treated as receiving a dividend, as described above, such dividend generally will qualify for a special 15% tax rate on “qualified dividend income.” If you are a corporate holder of our preferred stock, and you are treated as receiving a dividend, as described above, you may be permitted to deduct from gross income, subject to certain limitations (relating to, among other things, your holding period for your shares of our preferred stock and whether you financed your purchase of such preferred stock with debt), 70 percent of the amount of cash you receive (the “dividend received deduction”). However, Section 1059(e) of the Code may cause the entire amount of cash received by you to be treated as an “extraordinary dividend,” with the result that, to the extent you take a dividend received deduction with respect to the cash you receive, you will be required to reduce the tax basis of your shares of our common stock (but not below zero) by the amount of the dividend received deduction. If the amount of your dividend received deduction were to exceed the basis of your remaining shares of common stock, the excess generally would be taxed to you as gain on the sale of such stock.
      Section 302 Tests. One of the following tests must be satisfied in order for the receipt of cash pursuant to the deemed redemption, as described above, to be taxed as capital gain, rather than as a dividend distribution, for U.S. federal income tax purposes.

•	The Receipt of Cash is Substantially Disproportionate as to You. The receipt of cash by you will be substantially disproportionate with respect to you if (i) your percentage of our total outstanding voting shares that you actually and constructively own immediately following the exchange offer is less than 80% of the percentage of our total outstanding voting shares that you actually and constructively own immediately before the exchange offer and (ii) you have a similar reduction in your percentage ownership of our total outstanding common stock.

•	Your Interest in the Company is Terminated. The receipt of cash by you will be a complete redemption of your interest in us if, as a result of the exchange offer, you no longer actually or constructively own any of our outstanding shares of stock.

•	The Receipt of Cash by You is Not Essentially Equivalent to a Dividend. The receipt of cash by you will not be essentially equivalent to a dividend if the exchange offer results in a meaningful reduction of your proportionate interest in our stock. Whether the receipt of cash by you results in a meaningful reduction of your proportionate interest in our stock will depend on your particular facts and circumstances. However, in certain circumstances, in the case of a stockholder holding a small minority (e.g., less than 1%) of our stock, even a small reduction may satisfy this test.
      Constructive Ownership of Our Stock. In determining whether any of the Section 302 tests is satisfied, you must take into account not only shares of our stock that you actually own, but also shares of our stock that you constructively own within the meaning of Section 318 of the Code. Under Section 318 of the Code, you may constructively own shares of our stock actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which you have an interest, or that have an interest in you.
      Contemporaneous Dispositions and Acquisitions of Our Stock. Contemporaneous dispositions or acquisitions of shares by you (or persons or entities related to you) may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 tests has been satisfied with respect to shares of our preferred stock exchanged pursuant to the exchange offer. Thus, for example, if you sell shares of our preferred stock to persons other than us at or about the time you participate in the exchange offer, and these transactions are part of an overall plan to reduce or terminate your proportionate interest in our stock, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with your exchange of shares of our preferred stock pursuant to the exchange offer and, if integrated, should be taken into account in determining whether you satisfy any of the Section 302 tests described above.
      If you are contemplating participating in the exchange offer, we urge you to consult your tax advisors regarding the Section 302 tests, including the effect of the attribution rules and the possibility that a substantially contemporaneous sale of shares of our preferred stock to persons other than us may assist in satisfying one or more of the Section 302 tests.
      Cash in Lieu of Fractional Shares. If you receive cash in lieu of a fractional share of our common stock, you generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share.
      Treatment of Accrued and Unpaid Dividends on Preferred Stock. As noted above, the receipt of shares of our common stock and cash pursuant to the exchange offer for shares of our preferred stock will be treated as a recapitalization for U.S. federal income tax purposes. In addition, the shares of our preferred stock at the time of the exchange offer will have accrued but unpaid dividends (a “dividend arrearage”). U.S. Treasury regulations provide that a recapitalization will result in a deemed distribution if (i) the recapitalization is conducted pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation or (ii) a shareholder owning preferred stock with dividends in arrears exchanges the preferred stock for other stock in a recapitalization and the exchange results in a proportionate increase in the exchanging preferred stockholders’ interest in the assets or earnings and profits of the corporation. Under U.S. Treasury regulations, such proportionate increase occurs where either the fair market value or liquidation preference of the stock received exceeds the issue price of the preferred stock surrendered. The amount of the deemed distribution is equal to the lesser of (i) the excess of the fair market value or the liquidation preferences of the stock received over the issue price of the stock surrendered or (ii) the amount of the dividends in arrears. Any such distribution is treated as a dividend distribution to the extent of the corporation’s earnings and profits and then as a tax-free return of basis. To the extent that the amount of the deemed distribution exceeds basis, the excess would be taxed as a capital gain. For a more detailed explanation of the taxation of distributions, see “Consequences of Ownership of Shares of Our Common Stock,” below.
      At the time of the exchange offer, the fair market value of the shares of our common stock you receive, including shares of our common stock you receive for the dividend arrearage on the shares of preferred stock you exchange, may exceed the issue price of the shares of our preferred stock you tender in exchange for such shares of our common stock. In such case, you would be treated as receiving a distribution in an amount equal to the lesser of (i) the amount by which the fair market value of the shares of our common stock you receive in the exchange offer exceeds the issue price of the shares of preferred stock you tender in the exchange offer and (ii) the amount of the dividend arrearage on the shares of preferred stock you tender in the exchange offer.
      The deemed distribution would be taxable as a dividend to you to the extent of our current and accumulated earning and profits, and the entire amount of the deemed distribution would increase your adjusted tax basis in the shares of our common stock. However, due to a lack of any applicable Treasury regulations or other authority, our counsel is unable to render an opinion concerning the interaction of the tax consequences described in this section with those described elsewhere in this discussion. In particular, our counsel is unable to render an opinion concerning (i) the extent to which any excess of the deemed distribution over our current and accumulated earnings and profits would reduce your adjusted tax basis in the shares of our preferred stock or the shares of our common stock, or cause you to recognize gain with respect to our preferred stock surrendered in the exchange offer, and (ii) the interaction of the rules regarding the treatment of dividend arrearages on shares of our preferred stock with the rules regarding the preservation of the adjusted tax basis, as described above under “— Recognized Gain,” or the rules regarding the treatment of the receipt of cash under Section 302, as described above under “— Section 302 Tests,” including the possibility that the dividend arrearage should be tested under Section 302 in the first instance. We therefore urge you to consult your tax advisor concerning the application of these sets of rules to the exchange offer.
Consequences of Ownership of Shares of Our Common Stock
      Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on common stock received as part of the exchange offer will constitute a dividend and will be includible in your income when received. Under current law, if you are an individual, such dividends paid to you generally will qualify for a special 15% tax rate on “qualified dividend income” through December 31, 2008. If you are a corporate holder, any such dividend generally will be eligible for the dividends received deduction provided you meet the holding period and other requirements for the dividends received deduction. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of your basis in your common stock, and thereafter as capital gain.
      Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year on the date of such disposition. Long-term capital gains of a U.S. holder that is an individual are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Backup Withholding
      Upon receipt of the gross proceeds pursuant to the exchange offer, you may be subject to U.S. backup withholding tax (at a rate of 28%) on such proceeds. To prevent backup withholding, you must provide us with your correct taxpayer identification number and certify that you are not subject to backup withholding of U.S. federal income tax, both of which may be done by providing a properly completed IRS Form W-9. If you are a corporation, you are exempt from backup withholding, although you must provide us with a properly completed IRS Form W-9 in order to qualify as an exempt recipient. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.
Non-U.S. Holders Participating in the Exchange Offer
      The following discussion applies to you if you are a non-U.S. holder of our preferred stock that participates in the exchange offer. Special rules may apply to you and the tax consequences of participating in the exchange offer may be materially different than those described below if you are a “controlled foreign corporation” or a “passive foreign investment company,” or you own more than five percent of our preferred stock, own more than five percent of our common stock or are otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, we strongly encourage you to consult your own tax advisor to determine the particular U.S. federal, state and local and other tax consequences applicable to you of participating in the exchange offer.
      Participation in the Exchange Offer. If you are a non-U.S. holder, we or our withholding agent will withhold 30% of the amount of any cash proceeds you receive in the exchange offer in order to satisfy certain withholding requirements, unless you prove in a manner satisfactory to us that either (a) you will not be treated as receiving a distribution in the exchange, in which case no withholding will be required, or you will only be treated as receiving a distribution (after application of the Section 302 tests) in the exchange offer of an amount less than the cash proceeds you receive, in which case we or our withholding agent will withhold 30% of such lesser amount, (b) based on a properly completed IRS Form W-8BEN that you provide, you are eligible for a reduced tax treaty rate with respect to dividend income, in which case we will withhold at the reduced treaty rate, on the entire amount of your cash proceeds or the smaller amount of the distribution you are deemed to receive in the exchange offer or (c) based on a properly completed IRS Form W-8ECI that you provide, no withholding is required because such cash proceeds are effectively connected with your conduct of a trade or business in the United States. We urge you to consult your tax adviser regarding the application to you of these withholding rules and other tax consequences of the exchange offer to you. We or our withholding agent may elect to withhold some amount less than 30% of the amount of the cash described in this paragraph, or not to withhold at all, to the extent the cash described in this paragraph is not paid out of our current or accumulated earnings and profits (based upon a reasonable estimate made by us under application U.S. Treasury regulations).
      If dividends are considered effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, but will not be subject to withholding tax if you provide us with IRS Form W-8ECI (as described above) and your taxpayer identification number. If you are a foreign corporation, any effectively connected dividends may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable tax treaty.
      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, or if we have withheld an amount greater than the amount of the dividends you are deemed to receive in the exchange offer, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
      Disposition of Common Stock. You generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of our common stock unless:

•	the gain is considered effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition.
      Federal Estate Tax. If you are an individual, common stock or preferred stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
      Information Reporting and Backup Withholding Tax. We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other applicable agreements.
      You generally will be subject to backup withholding tax (currently at a rate of 28%) with respect to dividends paid on our common stock or our preferred stock unless you certify your non-U.S. status. The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker also is subject to both backup withholding and information reporting unless you certify your non-U.S. status or you otherwise establish an exemption. You generally can satisfy the certification requirement by providing a Form W-8BEN or Form W-8ECI, as applicable. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.
      The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

LEGAL MATTERS
      The validity of the issuance of the Class A common stock will be passed upon for us by McAfee & Taft, a Professional Corporation. Certain other legal matters will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for identifiable intangible assets.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the Class A common stock offered by this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. We also file with the Securities and Exchange Commission annual, quarterly and special reports and other information required by the Exchange Act. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available from the Commission’s web site at: http://www.sec.gov.
      You may also obtain a copy of any of our filings with the Commission without charge by written or oral request directed to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134; (405) 529-8500.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$190,237,529	$139,884,107
Marketable securities	—	39,000,000
Accounts receivable	92,371,171	99,941,071
Inventory	13,996,667	15,610,745
Prepaid expenses	13,369,973	8,509,486
Deferred tax assets	8,759,000	9,202,000

Total current assets	318,734,340	312,147,409

PROPERTY, PLANT AND EQUIPMENT, net (Note 6)	522,360,269	533,744,179

OTHER ASSETS:
Restricted assets	10,426,890	10,349,626
Wireless license acquisition costs	1,786,610,363	1,786,610,363
Goodwill	618,647,824	620,031,217
Deferred financing costs, net	41,837,784	43,025,883
Customer list, net	81,230,999	87,693,583
Other non-current assets	4,178,282	4,149,608

Total other assets	2,542,932,142	2,551,860,280

Total assets	$3,384,026,751	$3,397,751,868

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$98,671,753	$80,085,348
Accrued expenses	29,294,248	31,438,255
Accrued interest payable	67,799,188	74,471,790
Deferred revenue and customer deposits	29,531,694	28,881,603
Accrued dividends payable	29,232,631	19,404,780
Current portion of obligations under capital leases	127,129	305,449

Total current liabilities	254,656,643	234,587,225

OTHER LIABILITIES:
Notes payable and credit facility (Note 7)	2,456,452,696	2,456,137,897
Deferred tax liabilities	273,541,241	283,744,665
Mandatorily redeemable preferred stock, net (Note 8)	237,063,165	236,094,326
Minority interest	5,907,356	5,422,043
Other non-current liabilities	4,161,627	4,161,627
COMMITMENTS (Note 10)
SERIES F CONVERTIBLE PREFERRED STOCK (Note 8)	122,535,599	122,535,599
STOCKHOLDERS’ EQUITY:
Class A common stock, $.001 par value, 175,000,000 shares authorized and 120,081,762 shares issued at March 31, 2005 and December 31, 2004	120,082	120,082
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 shares issued at March 31, 2005 and December 31, 2004	19,418	19,418
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued at March 31, 2005 and December 31, 2004	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued at March 31, 2005 and December 31, 2004	—	—
Paid-in capital	1,206,362,528	1,206,362,528
Accumulated deficit	(1,143,480,366)	(1,118,001,904)
Less Class A common shares held in treasury, at cost, of 5,602,599 shares at March 31, 2005 and 5,622,599 shares at December 31, 2004	(33,313,238)	(33,431,638)

Total stockholders’ equity	29,708,424	55,068,486

Total liabilities and stockholders’ equity	$3,384,026,751	$3,397,751,868

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months	Three Months
	Ended	Ended
	March 31, 2005	March 31, 2004

	(Unaudited)
OPERATING REVENUE:
Service revenue	$206,081,986	$181,699,363
Roaming revenue	53,430,702	42,075,341
Equipment and other revenue	12,245,795	10,016,615

Total operating revenue	271,758,483	233,791,319

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization items shown separately below)	72,298,971	54,185,765
Cost of equipment	30,365,742	23,534,577
Marketing and selling	34,093,918	29,161,801
General and administrative	44,811,476	43,776,071
Depreciation and amortization	51,570,480	45,447,896

Total operating expenses	233,140,587	196,106,110

OPERATING INCOME	38,617,896	37,685,209

OTHER (EXPENSE) INCOME:
Interest expense	(60,741,939)	(54,238,035)
Gain from extinguishment of debt (Note 7)	—	5,738,861
Dividends on mandatorily redeemable preferred stock (Note 8)	(7,931,067)	(8,618,010)
Other (expense) income, net	(765,996)	1,277,425

LOSS BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(30,821,106)	(18,154,550)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(1,829,998)	(944,007)

LOSS BEFORE INCOME TAXES	(32,651,104)	(19,098,557)
Income tax benefit	9,393,615	3,973,814

LOSS FROM CONTINUING OPERATIONS	(23,257,489)	(15,124,743)
DISCONTINUED OPERATIONS: (Note 4)
Income from discontinued operations, net of income tax expense of $271,327	—	442,692

NET LOSS	(23,257,489)	(14,682,051)
Dividends on preferred stock	(2,144,373)	(1,858,457)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(25,401,862)	$(16,540,508)

BASIC AND DILUTED NET LOSS APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(0.19)	$(0.12)

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,884,962	133,727,123

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Three Months Ended March 31, 2005

	Stockholders’ Equity

	Class A		Class B
	Common Stock		Common Stock				Treasury	Total
						Accumulated	Stock, at	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Cost	Equity

	(Unaudited)
DECEMBER 31, 2004	120,081,762	$120,082	19,418,021	$19,418	$1,206,362,528	$(1,118,001,904)	$(33,431,638)	$55,068,486
Net loss	—	—	—	—	—	(23,257,489)	—	(23,257,489)
Preferred stock dividends	—	—	—	—	—	(2,144,373)	—	(2,144,373)
Issuance of treasury stock	—	—	—	—	—	(76,600)	118,400	41,800

March 31, 2005	120,081,762	$120,082	19,418,021	$19,418	$1,206,362,528	$(1,143,480,366)	$(33,313,238)	$29,708,424

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,

	2005	2004

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(23,257,489)	$(15,124,743)
Adjustments to reconcile loss to net cash provided by operating activities, net of effects of acquisitions —
Depreciation and amortization	51,570,480	45,447,896
Amortization of bond premium and deferred financing costs	1,815,601	1,997,148
Deferred income taxes	(9,760,424)	(4,101,266)
Non-cash mandatorily redeemable preferred stock dividends	7,931,067	197,245
Other operating activities	1,864,302	1,409,205
Changes in current assets and liabilities —
Accounts receivable	7,569,900	18,271,148
Inventory	1,614,078	(301,325)
Prepaid expenses and other	(4,937,751)	(1,832,833)
Accounts payable	18,586,405	(20,763,619)
Accrued expenses	(8,816,609)	(19,338,565)
Deferred revenue and customer deposits	650,091	159,373

Net cash provided by operating activities	44,829,651	6,019,664

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(32,558,089)	(40,604,018)
Receipt of funds held in escrow for contingencies on sold assets	—	11,354,020
Cash received from exchange of assets	—	21,978,720
Purchases of marketable securities	—	(25,000,000)
Sales of marketable securities	39,000,000	45,000,000
Other investing activities	(23,802)	(1,050,773)

Net cash provided by investing activities	6,418,109	11,677,949

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments and purchases of long-term debt	—	(62,120,000)
Distributions to minority interest holders	(1,344,685)	(1,629,400)
Other financing activities	450,347	(211,170)

Net cash used in financing activities	(894,338)	(63,960,570)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	50,353,422	(46,262,957)
CASH AND CASH EQUIVALENTS, beginning of period	139,884,107	151,539,339

CASH AND CASH EQUIVALENTS, end of period	$190,237,529	$105,276,382

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest	$65,439,283	$67,130,788
Income taxes	$19,050	$1,526,514
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Net property and equipment disposed through exchange of assets	$—	$(11,793,362)
Net wireless license acquisition costs disposed through exchange of assets	$—	$(41,143,732)
The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
      The condensed consolidated balance sheet of Dobson Communications Corporation (“DCC”) and subsidiaries (collectively with DCC, the “Company”) as of March 31, 2005, the condensed consolidated statements of operations for the three months ended March 31, 2005 and 2004, the condensed consolidated statement of stockholders’ equity for the three months ended March 31, 2005 and the condensed consolidated statements of cash flows for the three months ended March 31, 2005 and 2004 are unaudited. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented.
      The condensed consolidated balance sheet at December 31, 2004 was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. The financial statements presented herein should be read in connection with the Company’s December 31, 2004 consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

1.	Organization
      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kansas, Kentucky, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.
      The Company operates in one business segment pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

2.	Marketable Securities
      The Company invests in certain marketable securities and classifies these securities as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In accordance with SFAS No. 115, available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, if any, less applicable deferred income taxes, shown as a separate component of stockholders’ equity.
      The Company began classifying its investment in auction-rate securities as short-term marketable securities at December 31, 2004. Prior to this, the Company included these securities as cash and cash equivalents. Therefore, certain prior period amounts have been reclassified to conform to the current-year presentation. This change in classification has no effect on the amounts of total current assets, total assets, net loss or cash flow from operations of the Company.
      At March 31, 2005, the Company had no marketable securities. At December 31, 2004, the Company’s marketable securities consisted entirely of auction-rate securities totaling $39.0 million. The gross realized gains and losses were insignificant in the three months ended March 31, 2005 and March 31, 2004. At December 31, 2004, the carrying value and fair value of these securities were the same.

3.	Stock-Based Compensation
      The Company accounts for its stock option plans under APB Opinion 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized. The following schedule shows the Company’s net loss applicable to common stockholders and net loss applicable to common stockholders per common share for the three months ended March 31, 2005 and March 31, 2004, had compensation expense been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation.”

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	March 31,

	2005	2004

	($ in thousands, except
	for per share amounts)
Net loss applicable to common stockholders:
As reported	$(25,402)	$(16,541)
Pro forma stock-based compensation, net of tax	(1,060)	(3,756)

Pro forma	$(26,462)	$(20,297)

Basic and diluted net loss applicable to common stockholders per common share:
As reported	$(0.19)	$(0.12)
Pro forma	$(0.20)	$(0.15)

4.	Discontinued Operations
      On February 17, 2004, the Company transferred its ownership in Maryland 2 rural service area, or RSA, wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets. The Company accounted for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations have only been included in the accompanying condensed consolidated financials from the date of acquisition, February 17, 2004.
      The net income from the Maryland 2 RSA property is classified on the condensed consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

Three Months
Ended
March 31, 2004

($ in thousands)
Operating revenue	$3,556
Income before income taxes	714
Income tax expense	(271)
Income from discontinued operations	443

5.	Business Combinations
      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA and certain other assets, as described above in Note 4.
      On June 15, 2004, the Company acquired certain assets, principally PCS licenses and an existing Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Enhanced Data for GSM Evolution, or EDGE, or GSM/GPRS/EDGE, network of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.5 million.
      On December 29, 2004, the Company completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. The Company purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, the Company obtained control over most of these assets and began operation of them; however, assignment of certain

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
spectrum licenses requires Federal Communications Commission, or FCC, approval, for which the Company has applied. Therefore, the Company has entered into a long-term spectrum management lease that allows it to lease the RFB spectrum pending the FCC’s decision.
      The above business combinations are accounted for as purchases. Accordingly, the related statements of financial position and results of operations have been included in the accompanying condensed consolidated statements of operations from the date of acquisition. The unaudited pro forma financial information related to the Company’s 2004 acquisitions has not been presented because these acquisitions, individually or in the aggregate, were not significant to the Company’s consolidated results of operations.
6.                Property, Plant and Equipment
      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense was $45.1 million for the three months ended March 31, 2005 and $39.4 million for the three months ended March 31, 2004. Listed below are the gross property, plant and equipment amounts and the related accumulated depreciation for the periods described.

	March 31,	December 31,
	2005	2004

	($ in thousands)
Gross property, plant and equipment	$1,018,599	$985,005
Accumulated depreciation	(496,239)	(451,261)

Property, plant and equipment, net	$522,360	$533,744

7.	Notes Payable and Credit Facility
      The Company’s notes payable as of March 31, 2005 and December 31, 2004 consisted of the following:

	March 31,	December 31,
	2005	2004

	($ in thousands)
8.875% DCC senior notes	$419,681	$419,681
10.875% DCC senior notes, net of discount of $1.3 million	297,743	297,683
8.375% Dobson Cellular senior notes	250,000	250,000
Dobson Cellular floating rate senior notes	250,000	250,000
9.875% Dobson Cellular senior notes	325,000	325,000
10% American Cellular senior notes	900,000	900,000
Other notes payable, net	14,029	13,774

Total notes payable and credit facility	$2,456,453	$2,456,138

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes Payable
      The indentures related to all of the Company’s senior notes contains certain covenants including, but not limited to, covenants that limit the Company’s ability and that of its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting the Company’s restricted subsidiaries;

•	issue and sell capital stock of the Company’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      During the first quarter of 2004, the Company purchased $55.5 million principal amount of its 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. The Company’s first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of related deferred financing costs.

Credit Facility
      Dobson Cellular Systems Inc.’s, or Dobson Cellular’s, senior secured credit facility currently consists of a $75.0 million senior secured revolving credit facility.
      The Dobson Cellular credit facility is guaranteed by the Company, Dobson Operating Co., LLC, or DOC, and DOC Lease Co LLC, and is secured by a first priority security interest in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of senior secured notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of March 31, 2005 and December 31, 2004, the Company had no borrowings under this amended credit facility.
      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. The Company has the right to make no more than four requests to increase the amount of the credit facility; such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity securities and upon certain asset sales by Dobson Cellular and its subsidiaries.
      The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit the Company’s ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.

8.	Redeemable Preferred Stock
      As of March 31, 2005 and December 31, 2004, the Company’s authorized and outstanding preferred stock was as follows:

		Number of	Number of					Other
		Shares	Shares					Features,
	Number of	Outstanding at	Outstanding at			Liquidation	Mandatory	Rights,
	Shares	March 31,	December 31,	Par Value		Preference	Redemption	Preferences
Class	Authorized	2005	2004	Per Share	Dividends	Per Share	Date	and Powers

Senior Exchangeable	46,181	46,181	46,181	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	394,297	192,898	192,898	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Class E	40,000	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Series F	1,900,000	686,201	686,201	$1.00	6% Cumulative	$178.571	Aug. 18, 2016	Non-voting
Other	3,619,522	—	—	$1.00	—	—	—	—

	6,000,000	925,280	925,280

Dividends on Preferred Stock
      The Company recorded dividends on its mandatorily redeemable preferred stock of $7.9 million for the three months ended March 31, 2005, which are included in determining the Company’s net loss. These dividends consist of $1.5 million of unpaid accrued dividends on its 12.25% preferred stock and $6.4 million of unpaid accrued dividends on its 13% preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $2.1 million for the three months ended March 31, 2005, which consisted of unpaid accrued dividends on its Series F preferred stock and are included in determining the Company’s net loss applicable to common stockholders.
      The Company recorded dividends on its mandatorily redeemable preferred stock of $8.6 million for the three months ended March 31, 2004, which are included in determining the Company’s net loss. These dividends consist of $1.9 million of cash dividends paid on its 12.25% preferred stock, $0.2 million of unpaid accrued dividends on its 12.25% preferred stock and $6.5 million of cash dividends paid on its 13% preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $1.9 million for the three months ended March 31, 2004, which consisted of unpaid accrued dividends on its Series F preferred stock and are included in determining the Company’s net loss applicable to common stockholders.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On September 29, 2004, December 20, 2004 and March 24, 2005, the Company announced that it would not declare or pay the cash dividend due in the fourth quarter of 2004, the first quarter of 2005 and the second quarter of 2005, respectively, on its outstanding 12.25% preferred stock or its outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly. To the extent dividends are not paid prior to the mandatory redemption dates or prior to the Company’s repurchase of the preferred shares, the Company will be required to pay such dividends on the redemption dates to the extent it is permitted under applicable law to redeem the preferred stock on such dates. If the Company defers dividends on its outstanding 12.25% preferred stock and 13% preferred stock, it is not permitted to pay dividends on the Series F preferred stock. Therefore, the Series F preferred stock dividends due on October 15, 2004 and April 15, 2005 with respect to this preferred stock were not paid, and will accrue interest at 7%, compounded semi-annually. The April 15, 2005 deferral is the second semi-annual deferral of dividends for the Series F preferred stock. Effective April 16, 2005, holders of the Series F preferred stock had the right to elect two new directors to the Company’s board of directors, but have not done so at this time. As of March 31, 2005, accrued dividends payable was $4.1 million for the Company’s 12.25% preferred stock, $16.9 million for the Company’s 13% preferred stock and $8.2 million for the Company’s Series F preferred stock, as a result of these unpaid dividends on the Company’s preferred stock.
      If the Company does not make four quarterly dividend payments (whether consecutive or not) on either its 12.25% preferred stock or its 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to the Company’s board of directors. Under these circumstances, the expansion of the Company’s board of directors by six new members would not constitute a change of control under the indentures governing its outstanding notes or Dobson Cellular’s senior secured credit facility.

9.	Earnings Per Share
      SFAS No. 128, “Earnings Per Share,” requires two presentations of earnings per share — “basic” and “diluted.” Basic net loss applicable to common stockholders per common share is computed by dividing net loss available to common stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted net loss applicable to common stockholders per common share is similar to basic net loss applicable to common stockholders per common share, except that the denominator, unless the effect of the additional shares is antidilutive, is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are “in the money” were exercised or converted. At March 31, 2005, shares that are potentially dilutive are Company granted stock options, totaling 10.7 million shares, and shares of the Company’s Series F preferred stock, which are convertible into 14.0 million shares of the Company’s Class A common stock. However, for the three months ended March 31, 2005 and March 31, 2004, the Company had a net loss applicable to common stockholders, thus, these potential common shares were antidilutive. The

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
table below sets forth the detailed computation of the Company’s basic and diluted earnings per common share.

	Three Months Ended March 31,

	2005	2004

	($ in thousands, except
	per share data)
Net loss applicable to common stockholder	$(25,402)	$(16,541)
Basic and diluted net loss applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.17)	$(0.11)
Dividends on preferred stock	(0.02)	(0.01)

Basic and diluted net loss applicable to common stockholders per common share	$(0.19)	$(0.12)

Basic and diluted weighted average common shares outstanding	133,884,962	133,727,123

10.	Commitments and Contingencies

Commitments
      The Company is obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/GPRS/EDGE related products and services prior to June 9, 2007. If the Company fails to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of March 31, 2005, $38.4 million of this commitment has been fulfilled.

Contingencies
      Beginning on October 22, 2004, securities class action lawsuits were filed against the Company and certain of its officers and/or directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of the Company’s publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege among other things that the Company concealed significant decreases in revenues and failed to disclose certain facts about its business, including that the Company’s rate of growth in roaming minutes was substantially declining, and that it had experienced negative growth in October 2003; that AT&T, the Company’s largest roaming customer, had notified the Company that it wanted to dispose of its equity interest in the Company that it had held since the Company’s initial public offering, significantly decreasing their interest in purchasing roaming capacity from the Company; that Bank of America intended to dispose of its substantial equity interest in the Company as soon as AT&T disposed of its equity interest in the Company; that the Company had been missing sales quotas and losing market share throughout the relevant period; and that the Company lacked the internal controls required to report meaningful financial results. In addition, the lawsuits allege that the Company issued various positive statements concerning the Company’s financial prospects and the continued growth in its roaming minutes, and that those statements were false and misleading. The court has consolidated these actions into No. CIV-04-1394-C and the consolidated action is pending and is in the preliminary pleading phase. The Company intends to vigorously defend itself against these claims and management does not believe that the litigation will have an adverse effect in any material respect on the Company.
      The Company has been in continuing discussions with the SEC regarding an informal inquiry regarding the timing of its disclosure that a controlling interest in the Company was pledged to secure a loan to DCCLP.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The Company initially disclosed the pledge in September 2001, which it believes was timely, although the SEC disagrees with the Company’s position. The loan and pledge that are the subject of this inquiry no longer exist. As a result of the Company’s continuing discussions with the staff of the SEC, the Company has made, and there is pending, an offer of settlement to the SEC. Assuming the offer is accepted, there will be no fine or monetary penalty imposed on the Company or any other party, nor will such settlement otherwise have an adverse effect in any material respect on the Company.
      The Company is party to various other legal actions arising in the normal course of business. None of these actions are believed by management to involve amounts that will be material to the Company’s consolidated financial position results of operation or liquidity.

11.	Recently Issued Accounting Pronouncements
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment.” Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.
      As a larger public entity, the Company will be required to apply Statement 123(R) as of the first annual reporting period that begins after June 15, 2005, which is the first quarter of 2006.
      Statement 123(R) covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.
      Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, the Company has historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase the Company’s non-cash compensation expense in future periods. The Company has not determined the method that it will use to estimate the fair value of stock options as part of its adoption of Statement 123(R). As disclosed in the Note 3, using the Black-Scholes method of determining fair value in the past would have increased its non-cash compensation expense, net of tax, by approximately $1.1 million for the three months ended March 31, 2005 and $3.8 million for the three months ended March 31, 2004. The provisions of the Company’s credit facility, outstanding notes and preferred stock do not include non-cash compensation expenses in the determination of financial covenants.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Supplemental Condensed Consolidating Financial Information
      Set forth below is supplemental condensed consolidating financial information as required by DCC’s indenture for its 8.875% senior notes due 2013, and by the Dobson Cellular credit facility. The operations information is presented without parent recognition of subsidiary results. Included are the condensed consolidating Balance Sheet, Statement of Operations and Statement of Cash Flows of Dobson Communications Corporation as of March 31, 2005 and December 31, 2004, and for the three months ended March 31, 2005 and 2004. Neither Dobson Cellular, American Cellular, the Non-guarantor subsidiaries, nor any of their subsidiaries guarantee any of DCC’s notes payable. DCC, Dobson Cellular and its subsidiaries do not guarantee any of American Cellular’s outstanding debt. Neither DCC, the Non-guarantor subsidiaries, nor American Cellular and its subsidiaries guarantee any of Dobson Cellular’s outstanding notes payable. However, Dobson Cellular’s subsidiaries do guarantee Dobson Cellular’s notes payable. See Note 7 for a description of the Company’s notes payable and credit facility.
CONDENSED CONSOLIDATING BALANCE SHEET
As of March 31, 2005

	Dobson	American	Non-Guarantor
	Cellular	Cellular	Subsidiaries	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$80,067	$34,944	$72,553	$2,674	$—	$190,238
Accounts receivable	56,109	36,262	—	—	—	92,371
Inventory	10,512	3,485	—	—	—	13,997
Prepaid expenses and other	14,769	7,355	5	—	—	22,129

Total current assets	161,457	82,046	72,558	2,674	—	318,735

PROPERTY, PLANT AND EQUIPMENT, net	353,897	168,463	—	—	—	522,360

OTHER ASSETS:
Net intercompany (payable) receivable	(1,960)	(9,132)	3,423	774,862	(767,193)	—
Restricted assets	10,427	—	—	—	—	10,427
Wireless license acquisition costs	1,103,353	669,169	9,676	4,412	—	1,786,610
Goodwill	45,392	572,113	—	1,143	—	618,648
Deferred financing costs, net	14,585	15,194	—	12,059	—	41,838
Customer list, net	25,978	55,253	—	—	—	81,231
Other non-current assets	27,438	730	10	1,624,373	(1,648,373)	4,178

Total other assets	1,225,213	1,303,327	13,109	2,416,849	(2,415,566)	2,542,932

Total assets	$1,740,567	$1,553,836	$85,667	$2,419,523	$(2,415,566)	$3,384,027

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$80,615	$18,057	$—	$—	$—	$98,672
Accrued expenses	21,500	7,838	(68)	24	—	29,294
Accrued interest payable	24,505	15,798	—	27,496	—	67,799
Deferred revenue and customer deposits	16,566	12,966	—	—	—	29,532
Accrued dividends payable	—	—	—	29,233	—	29,233
Current portion of obligations under capital leases	127	—	—	—	—	127

Total current liabilities	143,313	54,659	(68)	56,753	—	254,657

OTHER LIABILITIES:
Notes payable	1,592,166	914,029	—	717,424	(767,166)	2,456,453
Deferred tax liabilities	188,648	156,657	597	(72,351)	(10)	273,541
Mandatorily redeemable preferred stock, net	—	—	—	237,063	—	237,063
Other non-current liabilities	5,907	4,162	—	—	—	10,069
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ (DEFICIT) EQUITY:
Total stockholders’ (deficit) equity	(189,467)	424,329	85,138	1,358,098	(1,648,390)	29,708

Total liabilities and stockholders’ (deficit) equity	$1,740,567	$1,553,836	$85,667	$2,419,523	$(2,415,566)	$3,384,027

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2004

	Dobson	American	Non-Guarantor
	Cellular	Cellular	Subsidiaries	Parent	Eliminations	Consolidated

	($ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,427	$41,489	$48,303	$2,665	$—	$139,884
Marketable securities	39,000	—	—	—	—	39,000
Accounts receivable	59,528	40,413	—	—	—	99,941
Inventory	10,458	5,153	—	—	—	15,611
Prepaid expenses and other	10,636	7,065	10	—	—	17,711

Total current assets	167,049	94,120	48,313	2,665	—	312,147

PROPERTY, PLANT AND EQUIPMENT, net	356,602	177,142	—	—	—	533,744

OTHER ASSETS:
Net intercompany (payable) receivable	(3,975)	(6,183)	3,113	774,211	(767,166)	—
Restricted assets	10,350	—	—	—	—	10,350
Wireless license acquisition costs	1,103,353	669,169	9,676	4,412	—	1,786,610
Goodwill	46,776	572,113	—	1,142	—	620,031
Deferred financing costs, net	14,762	15,785	—	12,479	—	43,026
Customer list, net	28,441	59,253	—	—	—	87,694
Other non-current assets	3,443	697	—	1,624,383	(1,624,373)	4,150

Total other assets	1,203,150	1,310,834	12,789	2,416,627	(2,391,539)	2,551,861

Total assets	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$69,787	$10,298	$—	$—	$—	$80,085
Accrued expenses	18,380	13,141	—	(83)	—	31,438
Accrued interest payable	10,793	37,867	—	25,812	—	74,472
Deferred revenue and customer deposits	15,856	13,026	—	—	—	28,882
Accrued dividends payable	—	—	—	19,405	—	19,405
Current portion of obligations under capital leases	305	—	—	—	—	305

Total current liabilities	115,121	74,332	—	45,134	—	234,587

OTHER LIABILITIES:
Notes payable	1,592,166	913,774	—	717,364	(767,166)	2,456,138
Deferred tax liabilities	194,602	160,231	667	(71,755)	—	283,745
Mandatorily redeemable preferred stock, net	—	—	—	236,094	—	236,094
Other non-current liabilities	5,423	4,161	—	—	—	9,584
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ (DEFICIT) EQUITY:
Total stockholders’ (deficit) equity	(180,511)	429,598	60,435	1,369,919	(1,624,373)	55,068

Total liabilities and stockholders’ (deficit) equity	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2005

	Dobson	American	Non-Guarantor
	Cellular	Cellular	Subsidiaries	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
OPERATING REVENUE:
Service revenue	$119,524	$86,558	$—	$—	$—	$206,082
Roaming revenue	30,911	22,519	—	—	—	53,430
Equipment and other revenue	10,250	5,008	—	—	(3,012)	12,246

Total operating revenue	160,685	114,085	—	—	(3,012)	271,758

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	43,978	29,619	—	—	(1,298)	72,299
Cost of equipment	18,708	11,658	—	—	—	30,366
Marketing and selling	19,721	14,373	—	—	—	34,094
General and administrative	25,279	21,241	5	—	(1,714)	44,811
Depreciation and amortization	30,315	21,255	—	—	—	51,570

Total operating expenses	138,001	98,146	5	—	(3,012)	233,140

OPERATING INCOME (LOSS)	22,684	15,939	(5)	—	—	38,618

OTHER (EXPENSE) INCOME:
Interest (expense) income	(37,025)	(23,784)	—	(18,443)	18,510	(60,742)
Dividends on mandatorily redeemable preferred stock	—	—	—	(7,931)	—	(7,931)
Other income (expense), net	1,726	(652)	237	16,460	(18,537)	(766)

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(12,615)	(8,497)	232	(9,914)	(27)	(30,821)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(1,830)	—	—	—	—	(1,830)

(LOSS) INCOME BEFORE INCOME TAXES	(14,445)	(8,497)	232	(9,914)	(27)	(32,651)
Income tax benefit (expense)	5,489	3,229	(88)	754	10	9,394

NET (LOSS) INCOME	(8,956)	(5,268)	144	(9,160)	(17)	(23,257)
Dividends on preferred stock	—	—	—	(2,145)	—	(2,145)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(8,956)	$(5,268)	$144	$(11,305)	$(17)	$(25,402)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2004

	Dobson	American	Non-Guarantor
	Cellular	Cellular	Subsidiaries	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
OPERATING REVENUE:
Service revenue	$104,327	$77,372	$—	$—	$—	$181,699
Roaming revenue	23,962	18,113	—	—	—	42,075
Equipment and other revenue	7,330	4,424	—	—	(1,737)	10,017

Total operating revenue	135,619	99,909	—	—	(1,737)	233,791

OPERATING EXPENSES:
Cost of service (exclusive of items shown separately below)	32,218	22,148	—	—	(180)	54,186
Cost of equipment	13,410	10,124	—	—	—	23,534
Marketing and selling	15,947	13,215	—	—	—	29,162
General and administrative	23,284	22,044	5	—	(1,557)	43,776
Depreciation and amortization	25,217	20,231	—	—	—	45,448

Total operating expenses	110,076	87,762	5	—	(1,737)	196,106

OPERATING INCOME (LOSS)	25,543	12,147	(5)	—	—	37,685

OTHER (EXPENSE) INCOME:
Interest (expense) income	(9,216)	(23,675)	(1,138)	(22,823)	2,614	(54,238)
(Loss) gain from extinguishment of debt	(349)	—	—	6,088	—	5,739
Dividends on mandatory redeemable preferred stock	—	—	—	(8,618)	—	(8,618)
Other income (expense), net	2,444	(350)	217	1,580	(2,614)	1,277

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	18,422	(11,878)	(926)	(23,773)	—	(18,155)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(944)	—	—	—	—	(944)

INCOME (LOSS) BEFORE INCOME TAXES	17,478	(11,878)	(926)	(23,773)	—	(19,099)
Income tax (expense) benefit	(6,642)	4,513	352	5,751	—	3,974

INCOME (LOSS) FROM CONTINUING OPERATIONS	10,836	(7,365)	(574)	(18,022)	—	(15,125)
Income from discontinued operations, net of income tax expense	443	—	—	—	—	443

NET INCOME (LOSS)	11,279	(7,365)	(574)	(18,022)	—	(14,682)
Dividends on preferred stock	—	—	—	(1,859)	—	(1,859)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$11,279	$(7,365)	$(574)	$(19,881)	$—	$(16,541)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2005

	Dobson	American	Non-Guarantor
	Cellular	Cellular	Subsidiaries	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) income from continuing operations	$(8,956)	$(5,268)	$144	$(9,160)	$(17)	$(23,257)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	30,315	21,255	—	—	—	51,570
Amortization of bond discounts and financing costs	470	846	—	500	—	1,816
Deferred income tax (expense) benefit	(5,750)	(3,335)	69	(754)	10	(9,760)
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	7,931	—	7,931
Other operating activities	1,858	6	—	—	—	1,864
Changes in current assets and liabilities —
Accounts receivable	3,419	4,151	—	—	—	7,570
Inventory	(54)	1,668	—	—	—	1,614
Prepaid expenses and other	(4,414)	(529)	5	—	—	(4,938)
Accounts payable	10,828	7,759	—	—	—	18,587
Accrued expenses	16,832	(27,372)	39	1,684	—	(8,817)
Deferred revenue and customer deposits	710	(60)	—	—	—	650

Net cash provided by (used in) operating activities	45,258	(879)	257	201	(7)	44,830

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(23,970)	(8,588)	—	—	—	(32,558)
(Increase) decrease in receivable-affiliates	(2,017)	2,952	(7)	(935)	7	—
Investment in Wireless Investment Inc.	(24,000)	—	24,000	—	—	—
Sales of marketable securities	39,000	—	—	—	—	39,000
Other investing activities	6	(30)	—	—	—	(24)

Net cash (used in) provided by investing activities	(10,981)	(5,666)	23,993	(935)	7	6,418

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to minority interest holders	(1,344)	—	—	—	—	(1,344)
Other financing activities	(293)	—	—	743	—	450

Net cash (used in) provided by financing activities	(1,637)	—	—	743	—	(894)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,640	(6,545)	24,250	9	—	50,354
CASH AND CASH EQUIVALENTS, beginning of period	47,427	41,489	48,303	2,665	—	139,884

CASH AND CASH EQUIVALENTS, end of period	$80,067	$34,944	$72,553	$2,674	$—	$190,238

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2004

	Dobson	American	Non-Guarantor
	Cellular	Cellular	Subsidiaries	Parent	Eliminations	Consolidated

	($ in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$10,836	$(7,365)	$(574)	$(18,022)	$—	$(15,125)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	25,217	20,231	—	—	—	45,448
Amortization of bond premium and financing costs	576	804	—	617	—	1,997
Deferred income tax benefit (expense)	6,680	(4,678)	(352)	(5,751)	—	(4,101)
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	197	—	197
Other operating activities	322	(6)	—	1,093	—	1,409
Changes in current assets and liabilities —
Accounts receivable	12,942	5,329	—	—	—	18,271
Inventory	86	(387)	—	—	—	(301)
Prepaid expenses and other	(1,264)	(574)	5	—	—	(1,833)
Accounts payable	(24,398)	3,634	—	—	—	(20,764)
Accrued expenses	(4,219)	(19,927)	(14,162)	18,970	—	(19,338)
Deferred revenue and customer deposits	474	(309)	—	(6)	—	159

Net cash provided by (used in) operating activities	27,252	(3,248)	(15,083)	(2,902)	—	6,019

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(25,350)	(15,254)	—	—	—	(40,604)
Refund of funds held in escrow for contingencies on sold assets	7,185	4,169	—	—	—	11,354
Cash received from exchange of assets	21,978	—	—	—	—	21,978
Purchases of marketable securities	—	—	(25,000)	—	—	(25,000)
Sales of marketable securities	—	—	45,000	—	—	45,000
(Increase) decrease in receivable-affiliates	(22,181)	6,659	(50,008)	65,530	—	—
Other investing activities	(1,043)	(7)	—	—	—	(1,050)

Net cash (used in) provided by investing activities	(19,411)	(4,433)	(30,008)	65,530	—	11,678

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(6,620)	—	—	(55,500)	—	(62,120)
Distributions to minority interest holders	(1,629)	—	—	—	—	(1,629)
Investment in subsidiary	(2,300)	—	—	2,300	—	—
Capital contribution from parent	—	—	65,300	(65,300)	—	—
Other financing costs	(14)	(50)	—	(147)	—	(211)

Net cash (used in) provided by financing activities	(10,563)	(50)	65,300	(118,647)	—	(63,960)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,722)	(7,731)	20,209	(56,019)	—	(46,263)
CASH AND CASH EQUIVALENTS, beginning of period	59,387	27,505	3,801	60,846	—	151,539

CASH AND CASH EQUIVALENTS, end of period	$56,665	$19,774	$24,010	$4,827	$—	$105,276

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Management’s Report on Internal Control Over Financial Reporting
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.
      Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.
      The effectiveness of our or any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. By their nature, our or any system of disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives.
March 10, 2005

Report of Independent Registered Public Accounting Firm
To The Board of Directors and Stockholders of
Dobson Communications Corporation:
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Dobson Communications Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dobson Communications Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Dobson Communications Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, Dobson Communications Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 10, 2005 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Oklahoma City, Oklahoma
March 10, 2005

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Dobson Communications Corporation:
      We have audited the accompanying consolidated balance sheets of Dobson Communications Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.
      As described in Note 2 to the consolidated financial statements, as of January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 related to the change in accounting for identifiable intangible assets with indefinite lives.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dobson Communications Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG LLP
Oklahoma City, Oklahoma
March 10, 2005

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$139,884,107	$151,539,339
Marketable securities (Note 2)	39,000,000	56,700,000
Restricted cash and investments (Note 2)	—	11,343,618
Accounts receivable —
Customers, net of allowance for doubtful accounts of $2,216,271 in 2004 and $3,256,226 in 2003	99,941,071	97,318,214
Inventory (Note 2)	15,610,745	12,393,910
Prepaid expenses	8,509,486	7,618,961
Deferred tax assets	9,202,000	17,637,000

Total current assets	312,147,409	354,551,042

PROPERTY, PLANT AND EQUIPMENT, net (Note 2)	533,744,179	536,634,360

OTHER ASSETS:
Restricted assets (Note 2)	10,349,626	4,171,009
Wireless license acquisition costs (Note 2)	1,786,610,363	1,759,350,684
Goodwill (Note 2)	620,031,217	603,450,987
Deferred financing costs, net of accumulated amortization of $8,420,971 in 2004 and $4,598,256 in 2003 (Note 2)	43,025,883	51,368,901
Customer list, net of accumulated amortization of $91,630,917 in 2004 and $71,815,878 in 2003 (Note 2)	87,693,583	94,380,262
Other non-current assets	4,149,608	4,989,791
Assets of discontinued operations (Note 3)	—	70,043,464

Total other assets	2,551,860,280	2,587,755,098

Total assets	$3,397,751,868	$3,478,940,500

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$80,085,348	$104,440,157
Accrued expenses	31,438,255	31,124,598
Accrued interest payable	74,471,790	74,106,748
Deferred revenue and customer deposits	28,881,603	26,947,446
Current portion of credit facility and notes	—	5,500,000
Accrued dividends payable	19,404,780	8,604,061
Current portion of obligations under capital leases	305,449	782,000

Total current liabilities	234,587,225	251,505,010

OTHER LIABILITIES:
Credit facility and notes, net of current portion (Note 6)	2,456,137,897	2,409,684,567
Deferred tax liabilities (Note 11)	283,744,665	285,848,520
Mandatorily redeemable preferred stock, net (Note 8)	236,094,326	253,259,775
Minority interest	5,422,043	6,393,902
Other non-current liabilities	4,161,627	6,915,203
Liabilities of discontinued operations (Note 3)	—	29,252,943
Commitments (Note 7)
SERIES F CONVERTIBLE PREFERRED STOCK (Note 8)	122,535,599	122,535,599
STOCKHOLDERS’ EQUITY: (Note 9)
Class A common stock, $.001 par value,175,000,000 shares authorized and 120,081,762 and 119,997,356 shares issued in 2004 and 2003	120,082	119,998
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 shares issued in 2004 and 2003	19,418	19,418
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued in 2004 and 2003	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued in 2004 and 2003	—	—
Paid-in capital	1,206,362,528	1,205,138,956
Accumulated deficit	(1,118,001,904)	(1,057,788,169)
Less 5,622,599 and 5,709,353 Class A common shares held in treasury, at cost at December 31, 2004 and 2003	(33,431,638)	(33,945,222)

Total stockholders’ equity	55,068,486	113,544,981

Total liabilities and stockholders’ equity	$3,397,751,868	$3,478,940,500

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

OPERATING REVENUE:

Service revenue	$771,610,002	$505,859,702	$323,116,128
Roaming revenue	208,153,911	201,198,858	176,149,476
Equipment and other revenue	43,717,647	28,695,089	17,503,996

Total operating revenue	1,023,481,560	735,753,649	516,769,600

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization items shown separately below)	255,307,899	173,435,819	138,240,283
Cost of equipment	108,968,337	56,611,860	40,331,452
Marketing and selling	128,690,425	79,546,561	61,580,575
General and administrative	179,525,394	106,108,639	66,472,652
Depreciation and amortization	192,818,463	119,424,083	75,181,053

Total operating expenses	865,310,518	535,126,962	381,806,015

OPERATING INCOME	158,171,042	200,626,687	134,963,585

OTHER (EXPENSE) INCOME:
Interest expense	(219,658,519)	(138,147,936)	(108,330,823)
Gain (loss) from extinguishment of debt (Note 6)	40,401,261	(52,276,698)	2,201,755
Gain (loss) on redemption and repurchases of mandatorily redeemable preferred stock (Note 8)	6,478,563	(26,776,601)	—
Dividends on mandatorily redeemable preferred stock (Note 8)	(32,074,685)	(30,568,258)	—
Other income (expense), net	3,120,874	3,829,138	(1,636,593)

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(43,561,464)	(43,313,668)	27,197,924
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(4,866,532)	(6,541,861)	(6,520,636)
LOSS FROM INVESTMENT IN JOINT VENTURE (Note 5)	—	—	(184,380,882)

LOSS BEFORE INCOME TAXES	(48,427,996)	(49,855,529)	(163,703,594)
Income tax (expense) benefit (Note 11)	(3,635,201)	(844,828)	52,177,022

LOSS FROM CONTINUING OPERATIONS	(52,063,197)	(50,700,357)	(111,526,572)
DISCONTINUED OPERATIONS: (Note 3)
Income from discontinued operations, net of income tax expense of $271,327 in 2004, $7,321,053 in 2003, and $14,988,054 in 2002	442,692	11,944,875	24,454,191
Loss from discontinued operations from investment in joint venture (Note 5)	—	—	(326,955)
Gain from sale of discontinued operations, net of income tax expense of $9,062,587 for 2003 and $59,164,138 in 2002	—	14,786,325	88,314,922
Gain from sale of discontinued operations from investment in joint venture	—	—	6,736,056

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:	(51,620,505)	(23,969,157)	7,651,642
Cumulative effect of change in accounting principle, net of income tax benefit of $20,406,000 (Note 2)	—	—	(33,294,000)
Cumulative effect of change in accounting principle from investment in joint venture	—	—	(140,820,000)

NET LOSS	(51,620,505)	(23,969,157)	(166,462,358)
DIVIDENDS ON PREFERRED STOCK	(8,177,677)	(43,299,923)	(94,451,055)
GAIN ON REDEMPTION AND REPURCHASES OF PREFERRED STOCK	—	218,310,109	67,836,924

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(59,798,182)	$151,041,029	$(193,076,489)

BASIC NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(0.45)	$1.42	$(2.13)

BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,784,752	106,291,582	90,671,688

DILUTED NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(0.45)	$1.38	$(2.13)

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,784,752	109,676,631	90,671,688

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Stockholders’ (Deficit) Equity

								Accumulated		Total
		Class A Common Stock		Class B Common Stock				Other		Stockholders’
	Comprehensive						Accumulated	Comprehensive	Treasury	(Deficit)
	Loss	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Loss	Stock at Cost	Equity

DECEMBER 31, 2001		39,682,561	$39,683	54,995,888	$54,996	$606,454,999	$(728,939,087)	$(16,150,869)	$(18,459,912)	$(157,000,190)
Net loss	$(166,462,358)	—	—	—	—	—	(166,462,358)	—	—	(166,462,358)
Amounts related to hedged transactions reclassed into earnings, net of tax	15,000,162	—	—	—	—	—	—	15,000,162	—	15,000,162
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	321,876	—	—	—	—	—	—	321,876	—	321,876
Change in fair value of hedge transactions, net of tax	(251,895)	—	—	—	—	—	—	(251,895)	—	(251,895)

Total comprehensive loss	$(151,392,215)

Conversion of common stock		18,407	18	(18,407)	(18)	—	—	—	—	—
Increase in subscription receivable		—	—	—	—	(268,701)	—	—	—	(268,701)
Preferred stock dividends		—	—	—	—	—	(94,451,055)	—	—	(94,451,055)
Redemption of preferred stock		—	—	—	—	67,836,924	—	—	—	67,836,924
Purchase of treasury stock, at cost		—	—	—	—	—	—	—	(7,796,587)	(7,796,587)

DECEMBER 31, 2002		39,700,968	39,701	54,977,481	54,978	674,023,222	(989,852,500)	(1,080,726)	(26,256,499)	(343,071,824)
Net loss	(23,969,157)	—	—	—	—	—	(23,969,157)	—	—	(23,969,157)
Amounts related to hedged transactions reclassed into earnings, net of tax	1,382,213	—	—	—	—	—	—	1,382,213	—	1,382,213
Change in fair value of hedge transactions, net of tax	(301,487)	—	—	—	—	—	—	(301,487)	—	(301,487)

Total comprehensive loss	$(22,888,431)

Receipt of subscription receivable		—	—	—	—	9,979,616	—	—	—	9,979,616
Preferred stock dividends		—	—	—	—	—	(43,299,923)	—	—	(43,299,923)
Issuance and conversion of common stock		80,296,388	80,297	(35,559,460)	(35,560)	302,826,009	—	—	—	302,870,746
Increase in treasury stock, at cost		—	—	—	—	—	—	—	(8,498,206)	(8,498,206)
Issuance of treasury stock		—	—	—	—	—	(666,589)	—	809,483	142,894
Additional paid in capital from redemption of preferred stock		—	—	—	—	218,310,109	—	—	—	218,310,109

DECEMBER 31, 2003		119,997,356	119,998	19,418,021	19,418	1,205,138,956	(1,057,788,169)	—	(33,945,222)	113,544,981
Net loss and comprehensive loss	$(51,620,505)	—	—	—	—	—	(51,620,505)	—	—	(51,620,505)

Series F preferred stock dividends		—	—	—	—	—	(8,177,677)	—	—	(8,177,677)
Issuance of common stock		84,406	84	—	—	1,223,572	—	—	—	1,223,656
Issuance of treasury stock		—	—	—	—	—	(415,553)	—	513,584	98,031

DECEMBER 31, 2004		120,081,762	$120,082	19,418,021	$19,418	$1,206,362,528	$(1,118,001,904)	$—	$(33,431,638)	$55,068,486

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(52,063,197)	$(50,700,357)	$(111,526,572)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities, net of effects of acquisition —
Depreciation and amortization	192,818,463	119,424,083	75,181,053
Amortization of bond discounts and financing costs	7,802,169	8,887,519	10,932,538
Deferred income tax benefit (expense)	2,531,145	3,632,506	(35,532,284)
Non-cash mandatorily redeemable preferred stock dividends	13,728,072	7,173,660	—
(Gain) loss on redemption and repurchases of mandatorily redeemable preferred stock	(6,478,563)	26,776,601	—
Non-cash portion of loss (gain) from extinguishment of debt	18,551,794	52,276,698	(2,201,755)
Cash (used in) provided by operating activities of discontinued operations	(815,597)	26,796,213	25,439,406
Minority interests in income of subsidiaries	4,866,532	6,541,861	6,520,636
Loss from investment in joint venture	—	—	184,380,882
Other operating activities	71,763	245,396	(974,831)
Changes in current assets and liabilities —
Accounts receivable	(1,579,937)	16,850,103	38,185,548
Inventory	(2,774,598)	(3,203,846)	15,250,009
Prepaid expenses and other	(291,600)	(974,550)	1,277,742
Accounts payable	(25,746,269)	20,025,995	(18,003,344)
Accrued expenses	(2,194,523)	23,274,559	(1,784,325)
Deferred revenue and customer deposits	1,934,157	2,762,300	326,098

Net cash provided by operating activities	150,359,811	259,788,741	187,470,801

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(142,049,146)	(163,921,108)	(72,877,991)
Purchase of wireless licenses and properties	(61,094,444)	(57,659,199)	—
Cash acquired through acquisition of American Cellular Corporation	—	35,819,121	—
Receipt of funds held in escrow for contingencies on sold assets	11,354,020	7,094,075	—
Refund of deposits for FCC auction	—	—	107,300,000
(Decrease) increase in receivable-affiliate	—	(9,178,054)	483,618
Net proceeds from sale of discontinued operations	—	—	336,043,559
Cash received from exchange of assets	21,978,720	—	—
Proceeds from sale of property, plant and equipment	269,512	13,452	3,545,217
Cash used in investing activities of discontinued operations	(140,234)	(4,966,458)	(11,264,332)
Purchases of marketable securities	(65,000,000)	(45,000,000)	(76,200,000)
Sales of marketable securities	82,700,000	105,350,000	—
Other investing activities	87,177	13,453,062	(18,650,382)

Net cash (used in) provided by investing activities	(151,894,395)	(118,995,109)	268,379,689

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facilities and notes	899,000,000	2,100,000,000	389,500,000
Repayments and repurchases of credit facilities and notes	(859,209,000)	(1,850,019,072)	(734,790,522)
Distributions to minority interest holders	(5,754,722)	(8,039,860)	(6,549,176)
Redemption and repurchases of mandatorily redeemable preferred stock	(17,375,750)	(347,588,244)	(38,691,210)
Preferred stock dividends paid	(3,676,068)	(12,008,340)	—
Purchase of common stock	—	—	(7,796,587)
Purchase of restricted investments	(5,860,000)	(525,000)	—
Maturities of restricted investments, net of interest	—	83,600	92,763
Deferred financing costs	(16,852,045)	(47,105,227)	(189,924)
Issuance of common stock	230,156	903,263	—
Other financing activities	(623,219)	41,383	(1,525,822)

Net cash (used in) provided by financing activities	(10,120,648)	(164,257,497)	(399,950,478)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,655,232)	(23,463,865)	55,900,012
CASH AND CASH EQUIVALENTS, beginning of year	151,539,339	175,003,204	119,103,192

CASH AND CASH EQUIVALENTS, end of year	$139,884,107	$151,539,339	$175,003,204

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest	$206,956,137	$94,361,078	$115,382,160
Income taxes	$1,976,374	$3,408,385	$3,690,373
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock dividend paid through the issuance of preferred stock (prior to the implementation of SFAS 150)	$—	$24,185,000	$80,338,000
Transfer of fixed assets to affiliates	$—	$277,453	$407,403
Net property and equipment (disposed) acquired through exchange of assets	$(11,793,362)	$8,436,363	$—
Net wireless license acquisition costs disposed through exchange of assets	$(41,143,732)	$(50,462,667)	$—
The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION
      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kentucky, Kansas, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.
Capital Resources and Growth
      The Company has substantial indebtedness and debt service requirements and is subject to significant financial restrictions and limitations. If the Company is unable to satisfy any of the covenants under the credit facility (described in Note 6), including financial covenants, the Company will be unable to borrow under the credit facility during such time period to fund its ongoing operations, expected capital expenditures or other permissible uses.
      The Company’s ability to manage future growth will depend upon its ability to monitor operations, control costs and maintain effective quality controls, all of which will result in higher operating expenses. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company’s business could have a material adverse effect on the Company’s business, financial condition and results of operations.

2.	SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
      The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries. For financial reporting purposes, the Company reports 100% of revenue and expenses for the markets for which it provides wireless services. However, in a few of its markets, the Company holds less than 100% of the equity ownership. The minority stockholders’ and partners’ shares of income or losses in those markets are reflected in the consolidated statements of operations as minority interests in income of subsidiaries. For financial reporting purposes, the Company consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50%). Significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated partnerships where the Company does not have a controlling interest are accounted for under the equity method.
      The Company is responsible for managing and providing administrative services for certain partnerships of which the Company is the majority partner. The Company is accountable to the partners and stockholders for the execution and compliance with contracts and agreements and for filing of instruments required by law, which are made on behalf of these partnerships. The Company also maintains the books and records of these partnerships.
Business Segment
      The Company operates in one business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”
Cash and Cash Equivalents
      Cash and cash equivalents of $139.9 million at December 31, 2004, and $151.5 million at December 31, 2003, consist of cash and cash equivalents including all highly liquid investments with maturities at the date of purchase of three months or less, and the carrying amounts approximate fair value. In addition to cash, the Company’s cash equivalents include money market funds.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Marketable Securities
      The Company invests in certain marketable securities and classifies these securities as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In accordance with SFAS No. 115, available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, less applicable deferred income taxes, shown as a separate component of stockholders’ equity.
      The Company began classifying its investment in auction-rate securities as short-term marketable securities at December 31, 2004. Prior to this, the Company included these securities as cash and cash equivalents. Therefore, certain prior period amounts have been reclassified to conform to the current-year presentation. This change in classification has no effect on the amounts of total current assets, total assets, net loss, or cash flow from operations of the Company.
      At December 31, 2004 and 2003, our marketable securities consisted entirely of auction-rate securities totaling $39.0 million and $56.7 million, respectively. As of December 31, 2004, the contractual maturities of these available-for-sale securities will begin to expire in 2040. The gross realized gains and losses were insignificant in 2004 and 2003. At December 31, 2004 and 2003, the carrying value and fair value of these securities were the same.
Restricted Cash and Investments
      Restricted cash and investments totaled $10.3 million at December 31, 2004, and $15.5 million at December 31, 2003. The December 31, 2004 balance primarily consists of cash holdings for RFB related to the assignment of certain spectrum licenses, which are pending FCC approval. The December 31, 2003 balance primarily consisted of an escrow reserve to cover any future contingencies related to the Company’s sale of certain markets to Verizon Wireless during February 2002. As a result of having no further contingencies related to the Verizon Wireless transaction, the Company received $7.1 million of the escrow reserve during February 2003, and $11.3 million of the escrow reserve during the first quarter of 2004.
Allowance for Doubtful Accounts
      Allowance for doubtful accounts of $2.2 million at December 31, 2004 and $3.3 million at December 31, 2003 are based on a percentage of aged receivables. The Company reviews it allowance for doubtful accounts monthly.
Inventory
      The Company values its inventory using the weighted average costing method of accounting or, if lower, estimated market value.
Property, Plant and Equipment
      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense was $167.9 million for the year ended December 31, 2004, $98.9 million for the year ended December 31, 2003 and $62.1 million for the year ended December 31, 2002.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Listed below are the major classes of property, plant and equipment, their estimated useful lives, in years, and their balances as of December 31, 2004 and 2003:

	Useful Life	2004	2003

		($ In thousands)
Wireless systems and equipment	3-10	$823,176	$648,537
Buildings and improvements	5-40	59,661	56,099
Vehicles, aircraft and other work equipment	3-10	7,706	7,693
Furniture and office equipment	5-10	88,747	72,160
Plant under construction		2,985	32,245
Land		2,730	2,730

Property, plant and equipment		985,005	819,464
Accumulated depreciation		(451,261)	(282,830)

Property, plant and equipment, net		$533,744	$536,634

Impairment of Long-Lived Assets
      The Company evaluates the carrying value of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires the Company to review the carrying value of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset.
      As a result of technological advances, which led to the Company’s recent upgrade to GSM/ GPRS/ EDGE technology during 2004, the Company reassessed the useful lives and carrying values of its TDMA network assets during the fourth quarter of 2004. While no impairment was noted, this assessment did result in the reduction of the Company’s useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million through 2007.
      The Company also evaluates the carrying value of its indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires the Company to evaluate the carrying value using its fair values at least annually. To complete this evaluation, the Company performs a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition costs. The Company determines the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. Upon implementation of SFAS No. 142 during 2002, the Company performed this comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. Based on the comparison, the Company determined that the carrying amount of its wireless license acquisition costs exceeded their estimated fair value. As a result, the Company recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of its wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect its equity in the write-down of the wireless license acquisition costs of its then 50% owned joint venture, American Cellular to their fair values.
      For goodwill, there is a two-step approach for assessing impairment. The first step requires a comparison of the fair value of the Company to its carrying amount, including goodwill. If the estimated fair value exceeds its carrying amount, then the goodwill is not deemed to be impaired. If the estimated fair value does not exceed its carrying value, the second step of the impairment test is performed, which measures the amount of impairment loss. During 2002, the Company identified impairments relating to its indefinite life intangible assets. At June 30, 2002 and continuing through August 2003, American Cellular failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and its indefinite life intangible assets in accordance with SFAS No. 142. Based on these evaluations at June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. Therefore, American Cellular recorded an impairment loss totaling $377.0 million at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002, bringing its total impairment loss on goodwill to $800.9 million for the year ended December 31, 2002. However, after recognizing the Company’s 50% interest in American Cellular’s impairment at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, the additional impairment loss at December 31, 2002, did not impact the Company’s results of operations or financial condition.
      The Company’s annual evaluations during 2003 and 2004 were completed and no impairment losses on its goodwill or its wireless license acquisition costs were required.
Wireless License Acquisition Costs
      Wireless license acquisition costs consist of amounts paid to acquire FCC licenses to provide wireless services. In accordance with SFAS No. 142, which was effective January 1, 2002, the Company no longer amortizes wireless license acquisition costs. Instead, the Company tests for the impairment of indefinite life intangible assets at least annually and only adjusts the carrying amount of these intangible assets upon an impairment of the indefinite life intangible assets.
Goodwill
      In accordance with SFAS No. 142, the Company continues to test for the impairment of goodwill at least annually and will only adjust the carrying amount of goodwill upon an impairment of the goodwill.
Deferred Financing Costs
      Deferred financing costs consist primarily of fees incurred to issue the Company’s credit facility and notes. Deferred financing costs are being amortized over the term of the debt of eight to ten years. Interest expense related to this amortization of $6.6 million was recorded in 2004, $8.4 million in 2003, and $9.3 million in 2002.
Customer List
      Customer list consists of amounts paid to acquire wireless customer lists. Customer list acquisition costs are being amortized on a straight-line basis over five years, which is based upon the Company’s historical and projected customer additions and reductions. Amortization expense of $24.9 million was recorded in 2004, $20.6 million in 2003 and $13.1 million in 2002. Based on the remaining expected life of the Company’s customer list, the future estimated amortization expense is approximately $24.1 million in 2005, $22.6 million in 2006 and 2007, $16.4 million in 2008 and $1.9 million in 2009.
Derivative Instruments and Hedging Activities
      The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity,” which requires the Company to record an asset or liability. All derivatives are recognized on the balance sheet at their fair value. All of the Company’s derivatives that qualify for hedge accounting treatment are “cash flow” hedges.
      The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million as of December 31, 2002. the Company’s hedge contracts expired in April 2003, and were reclassified and expensed during 2003, leaving no balance as of December 31, 2003 or December 31, 2004. During 2004, 2003 and 2002,

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
there were no gains or losses reclassified into earnings as a result of the discontinuance of hedge accounting treatment for any of the Company’s derivatives.
      By using derivative instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are usually placed with counterparties that the Company believes are minimal credit risks. It is the Company’s policy to only enter into derivative contracts with investment grade rated counterparties deemed by management to be competent and competitive market makers.
Revenue Recognition
      The Company recognizes service revenue over the period it is earned. The cost of providing service is recognized as incurred. Airtime and toll revenue are billed in arrears. The Company accrued estimated unbilled revenue for services provided of $9.1 million as of December 31, 2004, and $10.0 million as of December 31, 2003, which is included in accounts receivable in the accompanying consolidated balance sheets. Monthly access charges are billed in advance and are reflected as deferred revenue on the accompanying consolidated balance sheets. Equipment revenue is recognized when the equipment is delivered to the customer. Subscriber acquisition costs (primarily commissions and losses on equipment sales) are expensed as incurred and are included in marketing and selling costs.
Advertising Costs
      Advertising costs are expensed as incurred and are included as marketing and selling expenses in the accompanying consolidated statements of operations. Advertising costs amounted to $36.4 million for the year ended December 31, 2004, $19.2 million for the year ended December 31, 2003 and $13.9 million for the year ended December 31, 2002.
Income Taxes
      The Company files a consolidated income tax return. Income taxes are allocated among the various entities included in the consolidated tax return, as agreed, based on the ratio of each entity’s taxable income (loss) to consolidated taxable income (loss). Deferred income taxes reflect the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities at year-end. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.
Disposal of Long-Lived Assets
      The Company accounts for the disposal of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The discontinued operations described in Note 3 are reflected in the consolidated financial statements as “Income from Discontinued Operations.”

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock-Based Compensation
      The Company accounts for its stock option plans under APB Opinion 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized. The following schedule shows the Company’s net (loss) income applicable to common stockholders and net (loss) income applicable to common stockholders per share for the last three years ended December 31, 2004, 2003 and 2002, had compensation expense been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation.” The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company’s results in future periods.

	2004	2003	2002

	($ In thousands, except for per share
	amounts)
Net (loss) income applicable to common stockholders:
As reported	$(59,798)	$151,041	$(193,076)
Pro forma stock-based compensation, net of tax	(6,499)	(6,142)	(8,722)

Pro forma	$(66,297)	$144,899	$(201,798)

Basic net (loss) income applicable to common stockholders per common share:
As reported	$(0.45)	$1.42	$(2.13)
Pro forma	$(0.50)	$1.36	$(2.23)
Diluted net (loss) income applicable to common stockholders per common share:
As reported	$(0.45)	$1.38	$(2.13)
Pro forma	$(0.50)	$1.32	$(2.23)
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002

	(Amounts expressed in
	percentages)
Interest rate	3.01%	3.25%	5.10%
Expected volatility	139.52%	150.63%	237.70%
Dividend yield	0%	0%	0%
      The weighted average fair value of options granted using the Black-Scholes option pricing model was $4.20 in 2004, $3.46 in 2003 and $2.09 in 2002 assuming an expected life of ten years.
Earnings Per Share
      SFAS No. 128, “Earnings Per Share,” requires two presentations of earnings per share — “basic” and “diluted.” Basic net (loss) income applicable to common stockholders per common share is computed by dividing net (loss) income available to stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted net (loss) income applicable to common stockholders per common share is similar to basic net (loss) income applicable to common stockholders per common share, except that the denominator, unless the effect of the additional shares is antidilutive, is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are “in the money” were exercised or converted. Shares that are potentially dilutive are Company granted stock options, totaling 9.6 million shares, and shares of the Company’s Series F preferred stock, which are convertible into 14.0 million shares of the Company’s Class A

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
common stock. The table below sets forth the detailed computation of the Company’s basic and diluted earnings per common share. Due to losses incurred in 2002 and 2004, the inclusion of additional shares was antidilutive.

	Year Ended December 31,

	2004	2003	2002

	($ In thousands, except per share data)
Net (loss) income applicable to common stockholder	$(59,798)	$151,041	$(193,076)
Basic net (loss) income applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.39)	$(0.48)	$(1.23)
Dividends on and repurchases of preferred stock	(0.06)	1.65	(0.29)
Discontinued operations	—	0.25	1.31
Change in accounting principle	—	—	(1.92)

Basic net (loss) income applicable to common stockholders per common share	$(0.45)	$1.42	$(2.13)

Basic weighted average common shares outstanding	133,784,752	106,291,582	90,671,688

Diluted net (loss) income applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.39)	$(0.46)	$(1.23)
Dividends on and repurchases of preferred stock	(0.06)	1.60	(0.29)
Discontinued operations	—	0.24	1.31
Change in accounting principle	—	—	(1.92)

Diluted net (loss) income applicable to common stockholders per common share	$(0.45)	$1.38	$(2.13)

Diluted weighted average common shares outstanding	133,784,752	109,676,631	90,671,688

      The Company’s Class C and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to this conversion feature, basic net (loss) income per common share is computed by the weighted average number of shares of common stock outstanding on an as converted basis for the period described.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reconciles the net earnings and common shares outstanding used in the calculations of basic and diluted net (loss) income per share for 2004, 2003 and 2002.

	Net (Loss) Income
	Applicable to	Weighted Average
	Common	Common Shares
	Stockholders	Outstanding

	(In millions except per share data)
Year Ended December 31, 2004:
Basic net loss per share	$(0.45)	133.8
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	—	—

Diluted net loss per share	$(0.45)	133.8

Year Ended December 31, 2003:
Basic net income per share	$1.42	106.3
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	(0.04)	3.4

Diluted net income per share	$1.38	109.7

Year Ended December 31, 2002:
Basic net loss per share	$(2.13)	90.7
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	—	—

Diluted net loss per share	$(2.13)	90.7

Use of Estimates
      The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuations of intangible assets; valuation allowances for receivables and inventories; obligations related to employee benefits; and obligations related to acquired and sold properties. Actual results could differ from those estimates.
Significant Concentrations
      In connection with providing wireless services to customers of other wireless carriers, the Company has contractual agreements with those carriers, which provide for agreed-upon billing rates between the parties. Approximately 84% during the year ended December 31, 2004, 80% during the year ended December 31, 2003 and 76% during the year ended December 31, 2002 of the Company’s roaming revenue was earned from two wireless carriers.
Reclassifications
      Certain reclassifications have been made to the previously presented 2003 and 2002 balances to conform to the current presentation.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Recently Issued Accounting Pronouncements
      The FASB’s Emerging Issues Task Force issued “EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables,” to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. The Company adopted EITF 00-21 in July 2003 and it did not have a material impact on the Company’s financial condition or operations.
      In May, 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement was effective for interim periods beginning after June 15, 2003 and required that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be charged to the Company’s statement of operations. Prior to June 15, 2003, the charges related to the mandatorily redeemable preferred stock were not reflected in net income (loss), but were reflected in determining net income (loss) applicable to common stockholders. At December 31, 2003, the carrying value of the Company’s mandatorily redeemable preferred stock was $253.3 million. The related dividends that would have been reflected as a financing expense was $40.5 million for the six months ended June 30, 2003. Subsequent to the adoption of SFAS No. 150 for the six months ended December 31, 2003, the Company has reflected $30.6 million of its dividends as a financing expense.
      In accordance with the provisions of EITF Topic D-42, as amended at the July 31, 2003 EITF meeting, the Company reduced the gain on the redemption of preferred stock previously reported in the fourth quarter of 2002 and first quarter of 2003 by the pro rata portion of the respective preferred stock issuance costs associated with the redeemed shares. The gains on the redemptions of preferred stock were reduced by $2.5 million and $1.6 million respectively, which reduced earnings per share for the respective periods by $0.03 and $0.02.
      At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill.” EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. The Company has used the “start-up” method to determine the fair value of its licenses. As a result, the Company’s financial condition or results was not impacted by the implementation of EITF Topic D-108.
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment.” Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.
      As a larger public entity, the Company will be required to apply Statement 123(R) as of the first annual reporting period that begins after December 15, 2005, which is the first quarter of 2006.
      Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.
      Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, the Company has historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase the Company’s non-cash compensation expense in

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
future periods. The Company has not determined the method that it will use to estimate the fair value of stock options as part of its adoption of Statement 123(R). As disclosed in the notes to the Company’s consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased its non-cash compensation expense, net of tax, by approximately $6.5 million in 2004, $6.1 million in 2003, and $8.7 million in 2002. The provisions of the Company’s credit facilities, outstanding notes, and preferred stock do not include non-cash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on the Company’s financial condition or capital resources.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 specifies the criteria required to record a nonmonetary asset exchange using carryover basis. SFAS No. 153 is effective for nonmonetary asset exchanges occurring after July  1, 2005. The Company will adopt this statement in the third quarter of 2005 and it is not expected to have a material impact on the consolidated financial statements when adopted.

3.	DISCONTINUED OPERATIONS
      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets. The Company accounted for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, February  17, 2004. However, as a result of a definitive agreement that was entered into prior to December 31, 2003, the Company’s consolidated financial statements were reclassified for all periods presented to reflect the operations, assets and liabilities of the Maryland 2 RSA wireless property as discontinued operations. In addition, the Company recognized a loss of $12.7 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. The assets and liabilities of such operations are classified as “Assets of discontinued operations” and “Liabilities of discontinued operations,” respectively, on the December 31, 2003 consolidated balance sheet and consist of the following:

December 31, 2003

($ In thousands)
Current assets	$2,637
Property, plant and equipment, net	19,606
Wireless license acquisition costs, net	47,790
Other assets	10

Total assets of discontinued operations	$70,043

Current liabilities	$2,654
Accrued loss on discontinued operations	20,530
Deferred tax liabilities	6,069

Total liabilities of discontinued operations	$29,253

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net income from the Maryland 2 RSA property is classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$3,556	$37,731	$45,136
Income before income taxes	714	7,656	11,340
Income tax expense	(271)	(2,909)	(4,309)
Income from discontinued operations	443	4,747	7,031
      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, which the Company then cancelled. The cost of the acquired Alaska assets was $126.0 million. The Company accounted for the exchange as a sale of the California properties and a purchase of the Alaska properties. Therefore, the Alaska assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, June 17, 2003. However, the Company’s consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the California properties, as discontinued operations. In addition, the Company recognized a gain of $27.5 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. Since the assets and liabilities were sold during 2003, no amounts were remaining as of December 31, 2003. In addition, the net income from the California properties were classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$—	$31,964	$69,642
Income before income taxes	—	11,610	19,842
Income tax expense	—	(4,412)	(7,540)
Income from discontinued operations	—	7,198	12,302
      On February 8, 2002, the Company sold California 7 RSA, Ohio 2 RSA and Georgia 1 RSA and its 75% ownership in Arizona 5 RSA, to Verizon Wireless for a total purchase price of $348.0 million, and American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. Proceeds from these transactions were used primarily to pay down bank debt. However, $11.3 million of these proceeds were being held in escrow to cover any future contingencies and are shown as restricted assets on the Company’s December 31, 2003 balance sheet. The Company received the $11.3 million in 2004. In addition, the Company recognized a gain on sale totaling $88.3 million, net of tax, for the year ended December 31, 2002, in connection with these transactions. These transactions were also accounted for as discontinued operations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net income from properties sold to Verizon Wireless is classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$—	$—	$12,570
Income before income taxes	—	—	8,260
Income tax expense	—	—	(3,139)
Income from discontinued operations	—	—	5,121
      The credit facility and notes of the Company are at the consolidated level and are not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations to properly reflect the interest that was incurred to finance the operations for these markets. Interest is allocated based on the percentage of market population. The interest expense allocated to discontinued operations was $5.2 million for the year ended December 31, 2003 and $13.0 million for the year ended December 31, 2002.
      The net loss from discontinued operations from the Company’s previous investment in joint venture represents the discontinued operations from American Cellular. Prior to August 19, 2003, the Company owned 50% of the joint venture, which owned American Cellular, therefore, only 50% of this loss is reflected on the Company’s statement of operations. The results from the Tennessee 4 RSA property, which was also sold to Verizon during February 2002, is summarized as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$—	$—	$2,319
Loss before income taxes	—	—	(1,090)
Income tax benefit	—	—	436
Loss from discontinued operations	—	—	(654)
      American Cellular also allocated a portion of interest expense to its discontinued operations to properly reflect the interest that was incurred by American Cellular to finance the operations of its Tennessee 4 RSA market. Interest is allocated based on the percentage of market population. The interest expense allocated to this market was $1.0 million for the year ended December 31, 2002.

4.	BUSINESS COMBINATIONS
      On August 8, 2003, American Cellular, a 50%-owned, indirect subsidiary of the Company, and ACC Escrow Corp., a newly formed, wholly owned, indirect subsidiary of the Company, completed the offering of $900.0 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par by ACC Escrow Corp. ACC Escrow Corp. was then merged into American Cellular as part of the American Cellular restructuring described below, and American Cellular assumed ACC Escrow Corp.’s obligations under these senior notes. The net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. DCC is not a guarantor of these senior notes. All material subsidiaries of American Cellular are the guarantors of these senior notes.
      On August 19, 2003, the Company and American Cellular completed an exchange offer for American Cellular’s existing 9.5% senior subordinated notes due 2009. This exchange offer resulted in the restructuring of American Cellular’s indebtedness and equity ownership. As part of the American Cellular restructuring, holders of $681.9 million of the $700.0 million principal amount of American Cellular’s outstanding notes

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
tendered their notes for exchange. In exchange for the tendered notes, the tendering noteholders received from the Company 43.9 million shares of the Company’s Class A common stock, 681,900 shares of the Company’s Series F preferred stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company’s Class A common stock, and $48.7 million in cash. The Company also issued an additional 4,301 shares of its Series F preferred stock and 276,848 shares of its Class A common stock in payment of certain fees. Upon consummation of the restructuring, American Cellular became a wholly owned indirect subsidiary of the Company. Therefore, American Cellular’s assets, liabilities and results of operations have been included in the accompanying consolidated financials from the date of acquisition.
      The calculation of the purchase price of American Cellular (including fees paid in conjunction with the restructuring of American Cellular) and the allocation of the acquired assets and assumed liabilities for American Cellular are as follows:

(In millions, except
share price)

Calculation and allocation of purchase price:
Shares of DCC common stock issued	44.2
Market price of DCC common stock	$6.84

Fair value of common stock issued	$302.0
Plus fair value of DCC convertible preferred stock issued	122.5
Plus cash paid to American Cellular noteholders	50.0

Total purchase price	474.5
Plus fair value of liabilities assumed by DCC:
Current liabilities	73.7
Long-term debt	912.6
Other non-current liabilities	1.8
Deferred income taxes	169.4

Total purchase price plus liabilities assumed	$1,632.0

Fair value of assets acquired by DCC:
Current assets	104.8
Property, plant and equipment	186.5
Wireless licenses	669.2
Customer lists	80.0
Deferred financing costs	18.8
Other non-current assets	0.6
Goodwill (non-deductible for income taxes)	572.1

Total fair value of assets acquired	$1,632.0

      As a result of the Company paying $474.5 million in common stock, preferred stock and cash, and assuming American Cellular’s liabilities totaling $1,157.5 million, the fair market value of the assets acquired by the Company was established at $1,632.0 million. The value of the 44.2 million shares of common stock was determined based on the average market price of the Company’s common stock over the two-day period before and after the terms of the acquisition were agreed to and announced. The preferred stock was valued at its negotiated price.
      To determine the purchase price allocation and the resulting recognition of goodwill, the Company analyzed all of the assets acquired. The Company reviewed the prior carrying value of the current assets and the property, plant and equipment and determined that the carrying value approximated the fair market value.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In the Company’s review of the wireless license acquisition costs and customer lists the Company determined that the fair values exceeded the prior carrying values and adjusted them accordingly. The Company completed the valuation of the wireless license acquisition costs during the fourth quarter of 2003, resulting in an increase of $100 million to American Cellular’s wireless license acquisition costs. As for the customer lists, the Company reviewed American Cellular’s customer base and considered several factors, including the cost of acquiring customers, the average length of contracts with these customers and the average revenue that they could provide, and increased the value by $65.6 million to $80.0 million. Finally, the deferred financing costs represent the costs associated with financing and acquisition of American Cellular and issuing American Cellular’s new 10% senior notes.
      The Company acquired the remaining equity interest in American Cellular to continue the Company’s strategy of owning rural and suburban wireless telecommunication service areas. As a result of the acquisition, the Company increased the number of service areas in which it is licensed to offer services and increased the number of its subscribers.
      Prior to the restructuring, American Cellular had net operating loss, or NOL, carryforwards of approximately $375.0 million. The restructuring transactions resulted in the reduction of approximately $225.0 million of those NOL carryforwards. After the restructuring, approximately $150.0 million of NOL carryforwards remain available to American Cellular. However, the restructuring also resulted in an ownership change within the meaning of the Internal Revenue Code, or I.R.C. Section 382 and the regulations thereunder. This ownership change limits the amount of previously generated NOL carryforwards that American Cellular can utilize to offset future taxable income on an annual basis. American Cellular has reviewed the need for a valuation allowance against these NOL carryforwards. Based on a review of taxable income, history and trends, forecasted taxable income, expiration of carryforwards and limitations on the annual use of the carryforwards, American Cellular has not provided a valuation allowance for the NOL carryforwards because management believes that it is more likely than not that all of the NOL carryforwards of American Cellular will be realized prior to their expiration.
      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, as described above in Note 3.
      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA, as described above in Note 3.
      On June 15, 2004, the Company acquired certain assets, principally PCS licenses and an existing GSM/ GPRS/ EDGE network, of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.5 million.
      On December 29, 2004, the Company completed the acquisition of the Michigan wireless assets of RFB and certain affiliates for $29.3 million. The Company purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, the Company obtained control over most of these assets, however, assignment of certain spectrum licenses requires FCC approval, for which the Company has applied. Therefore, the Company has entered into a long-term spectrum management lease that allows us to lease the RFB spectrum pending the FCC’s decision.
      The above business combinations are accounted for as purchases. Accordingly, the related statements of financial position and results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The unaudited pro forma information set forth below includes all significant business combinations, as if the combinations occurred at the beginning of the period presented. The acquisition of American Cellular during 2003 was significant to the Company’s results of operations and thus, cumulatively the results from all the 2003 acquisitions, including the Alaska properties, were included in the pro forma information below. The unaudited pro forma financial information related to the Company’s

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004 acquisitions have not been presented because these acquisitions, individually or in aggregate were not significant to the Company’s consolidated results of operations. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time:

	For the Year Ended
	December 31,

	2003	2002

	($ In thousands, except
	per share amounts)
Operating revenue	$1,075,787	$1,059,691
Loss from continuing operations	(24,131)	(765,680)
Net income (loss) before cumulative effect of accounting changes	2,600	(633,683)
Net income (loss)	2,600	(1,089,437)
Net income (loss) applicable to common stockholders	172,096	(1,123,403)
Net income (loss) applicable to common stockholders per common share	1.28	(8.35)

5.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURE
      Through August 18, 2003, the Company owned a 50% interest in a joint venture that owned American Cellular Corporation (“American Cellular”). This investment was accounted for using the equity method of accounting. Beginning on June 30, 2002 and continuing through August 2003, American Cellular failed to comply with a financial covenant in its senior credit facility, which required that American Cellular not exceed a certain total debt leverage ratio. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Based on the re-evaluations, American Cellular concluded that there was an impairment of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million at June 30, 2002 and an additional impairment loss of $423.9 million at December 31, 2002. After recognizing its 50% interest of the impairment loss at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, American Cellular’s additional impairment loss of $423.9 million at December 31, 2002 did not impact the Company’s results of operations or financial condition. The Company did not guarantee any of American Cellular’s obligations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a summary of the significant operating results for the joint venture and its subsidiary, American Cellular, for the period from January 1, 2003 through August 18, 2003 and for the year ended December 31, 2002:

	Period from January 1,	For the Year
	2003 through	Ended
	August 18, 2003	December 31, 2002

	($ In thousands)
Operating revenue	$288,727	$452,830
Operating income (loss)	83,677	(687,342)
Income (loss) from continuing operations	2,339	(813,575)
Income from discontinued operations and sale of discontinued operations, net	—	12,818
Cumulative effect of change in accounting principle, net	—	(281,640)
Extraordinary gain, net	131,009	—
Dividends	(2,545)	(4,661)
Net income (loss) applicable to members	130,803	(1,087,058)
      On August 19, 2003, as described above in Note 4, the Company and American Cellular completed the restructuring of American Cellular’s indebtedness and equity ownership. Upon consummation of the restructuring, American Cellular became a wholly owned indirect subsidiary of the Company. Therefore, as of December 31, 2003 and 2004, American Cellular’s balance sheet data is included in the Company’s consolidated balance sheet.

6.	CREDIT FACILITY AND NOTES
      The Company’s credit facility and notes as of December 31, 2004 and 2003, consisted of the following:

	2004	2003

	($ In thousands)
Credit facility	$—	$548,625
Dobson/ Sygnet senior notes	—	5,245
10.875% DCC senior notes, net of discount of $1.3 million	297,683	298,443
8.875% DCC senior notes	419,681	650,000
8.375% Dobson Cellular senior notes	250,000	—
Dobson Cellular floating rate senior notes	250,000	—
9.875% Dobson Cellular senior notes	325,000	—
10% American Cellular senior notes	900,000	900,000
Other notes payable, net	13,774	12,871

Total credit facility and notes	2,456,138	2,415,184
Less-current maturities	—	5,500

Total credit facility and notes	$2,456,138	$2,409,684

Credit Facility
      Dobson Cellular’s senior secured credit facility currently consists of a $75.0 million senior secured revolving credit facility.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Dobson Cellular credit facility is guaranteed by the Company, DOC and DOC Lease Co LLC, and is secured by a first priority security interest in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of senior secured notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of December 31, 2004, the Company had no borrowings under this amended credit facility.
      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. The Company has the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.
      Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.
      The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit the Company’s ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.
Senior Notes
Dobson Communications 8.875% Senior Notes
      On September 26, 2003, the Company completed its offering of $650.0 million aggregate principal amount of 8.875% senior notes due 2013. The net proceeds from the sale of the notes were used to repay in full all amounts owing under the old bank credit facility of DOC, and to repay in part amounts owing under the bank credit facility of Sygnet Wireless, Inc. These senior notes rank pari passu in right of payment with any of the Company’s existing and future senior indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of the Company’s 8.875% senior notes and is not subject to certain covenants contained in the related indenture.
      In connection with the closing of the sale of the notes, the Company entered into an indenture dated September 26, 2003 with Bank of Oklahoma, National Association, as Trustee. The indenture contains certain

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
covenants including, but not limited to, covenants that limit the Company’s ability and that of its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting the Company’s restricted subsidiaries;

•	issue and sell capital stock of the Company’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      During the first quarter of 2004, the Company purchased $55.5 million principal amount of its 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. The Company’s first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of deferred financing costs. During November 2004, a portion of the proceeds from the offering by Dobson Cellular of $825.0 million of senior secured notes were used to repurchase approximately $174.8 million principal amount of the Company’s 8.875% senior notes. The Company reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $48.7 million in the fourth quarter of 2004 as a result of these repurchases.
Dobson Communications 10.875% Senior Notes
      On June 15, 2000, the Company completed a private sale of $300.0 million principal amount of its 10.875% senior notes maturing on July 1, 2010. The Company used $207.0 million of the net proceeds to repay indebtedness under the senior secured revolving credit facility of DOC, and the remaining proceeds were used for working capital and other general corporate purposes. The senior notes rank pari passu in right of payment with any of the Company’s existing and future unsubordinated indebtedness and are senior to all existing and future subordinated indebtedness. The notes are redeemable at any time. American Cellular is an unrestricted subsidiary for purposes of the Company’s 10.875% senior notes.
      In connection with the closing of the sale of the notes, the Company entered into an indenture with The Bank of New York, as successor trustee to United States Trust Company of New York. The indenture contains certain covenants consistent with the covenants noted above in the 8.875% senior notes.
      During November 2004, a portion of the proceeds from the offering by Dobson Cellular of $825.0 million of senior secured notes were used to repurchase approximately $1.0 million principal amount of the Company’s 10.875% senior notes. The Company reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million in the fourth quarter of 2004 as a result of these repurchases.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
New Dobson Cellular Senior Secured Notes
      On November 8, 2004, the Company’s wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. The notes are guaranteed on a senior basis by the Company, DOC, and Dobson Cellulars’ wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of DOC and Dobson Cellular and on substantially all of the assets of DOC, Dobson Cellular and Dobson Cellulars’ subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes). The notes and guarantees rank pari passu in right of payment with existing and future senior indebtedness of Dobson Cellular and the guarantors, and senior to all existing and future subordinated indebtedness of Dobson Cellular and the guarantors.
      A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellulars’ senior secured credit facility and to repurchase $175.8 million of previously outstanding debt securities and to fund the acquisition of RFB.

2011 Fixed Rate Notes
      Interest on the 2011 first priority senior secured notes accrues at the rate of 8.375% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. The Company makes each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

2011 Floating Rate Notes
      The 2011 first priority senior secured floating rate notes bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.75%. At December 31, 2004, LIBOR equaled 2.56% therefore, the interest rate on these notes was 7.31%.

2012 Fixed Rate Notes
      Interest on the 2012 second priority senior secured notes accrues at the rate of 9.875% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. The Company makes each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
      In connection with the closing of the sale of the notes, Dobson Cellular and the guarantors entered into indentures with Bank of Oklahoma, as trustee for the notes due 2011, and BNY Midwest Trust Company, as trustee for the notes due 2012. The indentures contain certain covenants, including, but not limited to, covenants that limit the ability of Dobson Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting Dobson Cellulars’ restricted subsidiaries;

•	issue and sell capital stock of Dobson Cellulars’ restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	enter into transactions with affiliates;

•	sell assets;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
American Cellular Senior Notes
      In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp., (now American Cellular) completed an offering of $900.0 million aggregate principal amount of existing 10% senior notes due 2011. These senior notes were issued at par. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the offering and a portion of the expenses of the restructuring. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.
      The indenture for American Cellular’s 10% senior notes includes certain covenants including, but not limited to, covenants that limit the ability of American Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting American Cellular’s restricted subsidiaries;

•	issue and sell capital stock of American Cellular’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      During 2001, American Cellular issued $700.0 million principal amount of 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. In August 2003, as part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of American Cellular’s senior notes surrendered their senior notes and received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of the Company’s Class A common stock, and 681,900 shares of the Company’s Series F preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of the Company’s Class A common stock. The Company also issued an additional 4,301 shares of its Series F preferred stock and 276,848 shares of its Class A common stock in payment of certain fees. There remains outstanding $18.1 million principal amount of American Cellular’s 9.5% senior subordinated notes.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Minimum Future Payments
      Minimum future payments of the Company’s notes for years subsequent to December 31, 2004, are as follows:

($ In thousands)

2005	$—
2006	—
2007	—
2008	—
2009	13,774
2010 and thereafter	2,442,364

$2,456,138

7.	LEASES, COMMITMENTS AND CONTINGENCIES
Leases
      The Company has numerous operating leases; these leases are primarily for its administrative offices, including its corporate office, retail stores, cell site towers and its locations and vehicles. Future minimum lease payments required under operating leases that have an initial or remaining noncancellable lease term in excess of one year at December 31, 2004, are as follows:

Operating
Leases

($ In thousands)
2005	$46,300
2006	40,021
2007	33,708
2008	28,552
2009	23,475
2010 and thereafter	71,010
      Lease expense under the operating leases was $46.5 million for the year ended December 31, 2004, $30.5 million for the year ended December 31, 2003 and $22.5 million for the year ended December 31, 2002.
Commitments
      The Company is obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/ GPRS/ EDGE related products and services prior to June 9, 2007. If the Company fails to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of December 31, 2004, $27.5 million of this commitment has been fulfilled.
Contingencies
      Beginning on October 22, 2004, securities class action lawsuits were filed against the Company and certain of its officers and/or directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of the Company’s publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege that the Company concealed significant decreases in revenues and failed to disclose certain facts about its business, including that the Company’s rate of growth in roaming minutes was substantially declining, and that it had experienced negative growth in October 2003; that AT&T, the Company’s largest roaming customer, had notified the Company that it wanted to dispose of

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
its equity interest in the Company that it had held since the Company’s initial public offering, significantly decreasing their interest in purchasing roaming capacity from the Company; that Bank of America intended to dispose of its substantial equity interest in the Company as soon as AT&T disposed of its equity interest in the Company; that the Company had been missing sales quotas and losing market share throughout the relevant period; and that the Company lacked the internal controls required to report meaningful financial results. In addition, the lawsuits allege that the Company issued various positive statements concerning the Company’s financial prospects and the continued growth in its roaming minutes, and that those statements were false and misleading. The Company intends to vigorously defend itself against these claims.
      The Company has been in continuing discussions with the SEC regarding an informal inquiry regarding the timing of its disclosure that a controlling interest in the Company was pledged to secure a loan to DCCLP. The Company initially disclosed the pledge in September 2001, which it believes was timely, although the SEC disagrees with the Company’s position. The loan and pledge that are the subject of this inquiry no longer exist. As a result of the Company’s continuing discussions with the staff of the SEC, the Company has made, and there is pending, an offer of settlement to the SEC. Assuming the offer is accepted, there will be no fine or monetary penalty imposed on the Company or any other party, nor will such settlement otherwise have an adverse effect in any material respect on the Company.
      The Company is party to various other legal actions arising in the normal course of business. None of these actions are believed by management to involve amounts that will be material to the Company’s consolidated financial position, results of operation, or liquidity.

8.	REDEEMABLE PREFERRED STOCK
      As of December 31, 2004, 2003 and 2002, the Company’s authorized and outstanding preferred stock was as follows:

	No. of								Other
	Shares	No. of Shares	No. of Shares	No. of Shares					Features,
	Authorized at	Outstanding at	Outstanding at	Outstanding at			Liquidation	Mandatory	Rights,
	December 31,	December 31,	December 31,	December 31,	Par Value		Preference	Redemption	Preferences
Class	2004	2004	2003	2002	per Share	Dividends	per Share	Date	and Powers

Senior Exchangeable	46,181	46,181	60,997	374,941	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	400,297	192,898	196,003	198,780	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Series AA	—	—	—	200,000	$1.00	5.96% Cumulative	$1,000	Feb. 8, 2011	Non-voting
Class E	40,000	—	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Series F	1,900,000	686,201	686,201	—	$1.00	7% Cumulative	$178.571	Aug. 18, 2016	Non-voting
Other	3,613,522	—	—	—	—	—	—	—	—

	6,000,000	925,280	943,201	773,721

Issuance of Preferred Stock
      The Company issued 175,000 shares of 12.25% preferred stock in April 1998 and 64,646 shares of additional 12.25% preferred stock in December 1998, mandatorily redeemable on January 15, 2008 for $1,000 per share plus accrued and unpaid dividends. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock. On or before January 15, 2003, the Company could have paid dividends, at its option, in cash or in additional fully paid and nonassessable senior preferred stock having an aggregate liquidation preference equal to the amount of such dividends. However, after January 15, 2003, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of January 15, 2008. Holders of the preferred stock

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s board of directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2004, the Company’s 12.25% preferred stock totaled $46.2 million, less the unamortized financing costs of $0.9 million and the unamortized discount of $0.7 million.
      In May 1999, the Company issued 170,000 shares of 13% preferred stock mandatorily redeemable on May 1, 2009 for $1,000 per share. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock and equal to the 12.25% preferred stock. On or before May 1, 2004, the Company could have paid dividends, at its option, in cash or in additional shares having an aggregate liquidation preference equal to the amount of such dividends. However, after May 1, 2004, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of May 1, 2009. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s board of directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2004, the Company’s 13% preferred stock totaled $192.9 million, less the unamortized financing costs of $1.4 million.
      The Company issued 686,201 shares of Series F preferred stock on August 18, 2003, mandatorily redeemable on August 18, 2016, for $178.571 per share. Holders of the preferred stock are entitled to cumulative dividends from the date of issuance and a liquidation preference of $178.571 per share. In addition, the preferred stock is convertible at the option of the holder, making it a conditionally redeemable instrument until August 18, 2016. The Company may pay dividends at its option, at 6% in cash or at 7% in additional shares of Series F preferred stock. The preferred stock is redeemable at the option of the Company in whole or in part on and after August 18, 2005. Holders of the preferred stock have no voting rights. Each share of the Company’s Series F preferred stock is convertible into the Company’s Class A common stock at a conversion rate of $8.75 per share, subject to adjustment from time to time.
Repurchases of Preferred Stock
      During 2002, the Company repurchased a total of 40,287 shares of its 12.25% preferred stock and a total of 68,728 shares of its 13% preferred stock, which included dividends issued on the repurchased shares after the date of repurchase. The preferred stock repurchases totaled 109,015 shares for $38.7 million, all of which were canceled on December 31, 2002. Including deferred financing costs, this repurchase resulted in a gain on redemption and repurchases of preferred stock totaling $67.8 million. The gain on redemption and repurchases of preferred stock has been included in net income (loss) applicable to common stockholders.
      During the first quarter of 2003, prior to the adoption of SFAS No. 150, the Company repurchased a total of 32,707 shares of its 12.25% preferred stock and a total of 27,500 shares of its 13% preferred stock. The preferred stock repurchases totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. Including deferred financing costs, these repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to the Company all of its Series AA preferred stock, which had a fair value that was substantially lower than the Company’s carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, the Company’s

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
total gain from redemption and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. The gain on redemption and repurchases of preferred stock has been included in net income applicable to common stockholders. Subsequent to the adoption of SFAS No. 150, in 2003, the Company repurchased an additional 293,101 shares of its 12.25% preferred stock for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemption and repurchases of preferred stock of $26.8 million, which is included in the Company’s loss from continuing operations.
      During the year ended December 31, 2004, the Company repurchased a total of 14,816 shares of its 12.25% preferred stock and 9,475 shares of its 13% preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in the Company’s loss from continuing operations. All repurchased shares of the Company’s 12.25% preferred stock and 13% preferred stock have been canceled.
Dividends on Preferred Stock
      The Company recorded preferred stock dividends in the form of additional shares of 12.25% and 13% preferred stock totaling 80,338 shares during 2002 and accrued dividends on its Series AA preferred stock of $12.1 million during 2002 which represented non-cash financing activity, and thus are not included in the accompanying consolidated statements of cash flows.
      The Company recorded preferred stock dividends of $73.9 million for the year ended December 31, 2003 consisting primarily of $34.2 million of cash dividends on its 12.25% preferred stock, $6.3 million through the issuance of additional and accrued shares on its 12.25% preferred stock, $25.1 million of dividends on its 13% preferred stock through the issuance of additional shares, $1.2 million of cash dividends and $1.6 million of accrued dividends on its Series F preferred stock and $5.5 million of accrued dividends on its Series AA preferred stock. As a result of implementing SFAS No. 150 on July 1, 2003, dividends on the Company’s mandatorily redeemable preferred stock began being presented as a financing expense, included in the Company’s net loss, while dividends on the Company’s conditionally redeemable preferred stock remained below the Company’s net loss. As a result of a mid-year implementation, for the year ended December 31, 2003, dividends on the Company’s mandatorily redeemable preferred stock are presented as both a financing expense, included in the Company’s net loss, and as an item below the Company’s net loss. Therefore, $30.6 million of the $73.9 million of preferred stock dividends are recorded as net loss on the statement of operations as a financing expense titled, “dividends on mandatorily redeemable preferred stock,” for the year ended December 31, 2003.
      The Company recorded dividends on its mandatorily redeemable preferred stock of $32.1 million for the year ended December 31, 2004, which are included in the Company’s net loss. These dividends consist of $5.2 million of cash dividends paid on its 12.25% preferred stock, $0.6 million of unpaid accrued dividends on its 12.25% preferred stock, $19.5 million of cash dividends paid on its 13% preferred stock and $6.8 million of unpaid accrued dividends on its 13% preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $8.2 million for the year ended December 31, 2004, which consisted of $3.7 million of cash dividends and $4.5 million of unpaid accrued dividends on its Series F preferred stock and are included in determining the Company’s net loss applicable to common stockholders.
      At December 31, 2004, the Company had a total liquidation preference value of $44.6 million, net of deferred financing costs and discount, plus accrued dividends on its 12.25% preferred stock, $191.5 million, net of deferred financing costs, plus accrued dividends on its 13% preferred stock and $122.5 million plus accrued dividends on its Series F preferred stock.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On September 29, 2004, and December 20, 2004, the Company announced that it would not declare or pay the cash dividend due in the fourth quarter of 2004 and the first quarter of 2005, respectively, on its outstanding 12.25% preferred stock or its outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly. To the extent dividends are not paid prior to the mandatory redemption dates or prior to the Company’s repurchase of the preferred shares, the Company will be required to pay such dividends on the redemption dates to the extent it is permitted under applicable law to redeem the preferred stock on such dates. As a result of these unpaid dividends on the Company’s preferred stock, accrued dividends payable was $2.7 million for the Company’s 12.25% preferred stock, $10.6 million for the Company’s 13% preferred stock and $6.1 million for the Company’s Series F preferred stock, as of December 31, 2004.
      If the Company defers dividends on its outstanding 12.25% preferred stock and 13% preferred stock, it is not permitted to pay dividends on the Series F preferred stock. Therefore, the Series F preferred stock dividend due on October 15, 2004 with respect to this preferred stock was not paid, and will accrue interest at 7%, compounded semi-annually. If the Company does not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to the Company’s board of directors. If the Company does not pay the dividend due April 15, 2005, this right to elect two directors would become exercisable.
      If the Company does not make four quarterly dividend payments (whether consecutive or not) on either its 12.25% preferred stock or its 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to the Company’s board of directors. Under these circumstances, the expansion of the Company’s board of directors by six new members would not constitute a change of control under the indentures governing its outstanding notes or Dobson Cellular’s senior secured credit facility.
Proposed Exchange Offer
      On January 18, 2005, the Company filed a registration statement with the U.S. Securities and Exchange Commission, relating to a proposed offer to exchange cash or shares of Class A common stock for up to all of its outstanding 12.25% preferred stock and 13% preferred stock, which the Company refers to as the “Exchange Offer”. On February 11, 2005, the Company filed an amendment to this registration statement that became effective February 14, 2005. In the amended Exchange Offer, for each share of preferred stock tendered, accepting holders would have received cash in the amount of $301 and one share of Series J mandatory convertible preferred stock, a new series of preferred stock to be created in connection with the exchange offer. The exchange offer was subject to a number of conditions, including that a minimum number of shares of preferred stock be tendered and not withdrawn prior to the expiration date of the exchange offer, which was March 15, 2005. The minimum tender condition was not satisfied and, as a result, the exchange offer expired on the expiration date without being consummated.

9.	STOCKHOLDERS’ EQUITY
      On November 7, 2002 through November 7, 2003, the Company’s board of directors authorized the Company to purchase up to 10 million shares of the Company’s outstanding Class A common stock. As of December 31, 2004, the Company had purchased 5,850,412 shares for $34.8 million, of which 5,622,599 was held as treasury stock and 227,813 was reissued under the employee stock purchase plan.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s authorized and outstanding common stock was as follows:

							Other
	No. of Shares	No. of Shares	No. of Shares	No. of Shares			Features,
	Authorized at	Outstanding at	Outstanding at	Outstanding at	Par		Rights,
	December 31,	December 31,	December 31,	December 31,	Value per		Preference
Class	2004	2004	2003	2002	Share	Dividends	and Powers

Class A	175,000,000	114,459,163	114,288,003	35,131,837	$.001	As declared	Voting
Class B	70,000,000	19,418,021	19,418,021	54,977,481	$.001	As declared	Voting
Class C	4,226	—	—	—	$.001	As declared	Non-voting
Class D	33,000	—	—	—	$.001	As declared	Non-voting

	245,037,226	133,877,184	133,706,024	90,109,318

      Each share of the Company’s Class B common stock is convertible into one share of Class A common stock and each share of the Company’s Class C common stock and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to these conversion features, the Company’s calculation of its weighted average common shares outstanding is performed on an as converted basis (as discussed in Note 2). In addition, each share of the Company’s Class B common stock is entitled to 10 votes and each share of Class A common stock is entitled to one vote.
      Additional shares of the Company’s Class A common stock have been reserved for issuance under the Company’s benefit plans. See Note 10 for discussion of the Company’s employee stock incentive plans and employee stock purchase plan.

10.	EMPLOYEE BENEFIT PLANS
401(k) Plan
      The Company maintains a 401(k) plan (the “Plan”) in which substantially all employees of the Company are eligible to participate. The Plan requires the Company to match 100% of employees’ contributions up to 4% of their salary. Contributions to the Plan charged to the Company’s operations were $1.7 million during the year ended December 31, 2004, $1.4 million during the year ended December 31, 2003 and $1.2 million during the year ended December 31, 2002, and were recorded as general and administrative expenses in the accompanying statements of operations.
Stock Option Plans
      The Company adopted its 1996 stock option plan, or the 1996 plan, its 2000 stock option plan, or the 2000 plan, and its 2002 stock option plan, or the 2002 plan, to encourage its key employees by providing opportunities to participate in the ownership and future growth through the grant of incentive stock options and nonqualified stock options. The plans also permit the grant of options to its directors. The Company’s compensation committee presently administers the 1996, 2000 and 2002 plans. The Company accounts for the plans under APB Opinion 25, under which no compensation cost is recognized in the accompanying consolidated financial statements if the option price is equal to or greater than the fair market value of the stock at the time the option is granted.
      Under the 1996 plan, the board of directors granted both incentive and non-incentive stock options for employees, officers and directors to acquire Class C common stock and Class D common stock, which is convertible into shares of Class A common stock at a 111.44 to 1 basis at the time of exercise. Options granted under the 2000 and 2002 stock incentive plan can also be both incentive and non-incentive stock options for employees, officers and directors, however, all options granted under these plans are to purchase shares of Class A common stock.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under all the plans, stock options have been issued at the market price on the date of grant with an expiration of ten years from the grant date. All options vest at either a rate of 20% or 25% per year. The maximum number of shares for which the Company may grant options under the 2000 plan is 4,000,000 shares of Class A common stock. The maximum number of shares for which the Company may grant options under the 2002 plan was increased to 11,000,000 shares of Class A common stock. The number of shares under these plans are subject to adjustment in the event of any stock dividend, stock split, recapitalization, reorganization or certain defined change of control events. As of December 31, 2004, the Company had outstanding options to purchase 9,577,935 shares of Class A common stock to approximately 135 employees, officers and directors. Shares subject to previously expired, cancelled, forfeited or terminated options become available again for grants of options. The shares that the Company will issue under the plan will be newly issued shares, or shares held as treasury shares.
      In July 2003, the Company’s board of directors adopted and approved a plan whereby options granted under the 2000 Plan could, at the election of the option holder, be exchanged for a specified number of new options to be granted no sooner than January 2004. The period to make the election to exchange these options ended on July 29, 2003. Any new options to be granted would be subject to the same vesting schedule as the surrendered options.
      As of July 29, 2003, all eligible option holders had elected to surrender their old options. Options totaling 2,405,000 shares were surrendered by a total of 65 option holders. On February 2, 2004, the Company issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by the Company’s non-management directors were included in the foregoing exchange program.
      Stock options outstanding under the Plans are presented for the periods indicated. In addition, all options are presented on an “as converted” basis since all shares are converted to Class A common stock upon exercise.

	2004		2003		2002

		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	5,759,252	$2.40	8,971,903	$7.50	4,350,870	$15.39
Granted	4,634,339	$5.02	100,000	$3.51	5,360,000	$2.13
Exercised	(36,419)	$2.30	(570,345)	$1.51	—	—
Canceled or forfeited	(779,237)	$3.49	(2,742,306)	$19.30	(738,967)	$14.97

Outstanding, end of period	9,577,935	$3.23	5,759,252	$2.40	8,971,903	$7.50

Exercisable, end of period	3,691,898	$3.39	1,789,540	$2.67	1,782,474	$11.77

      The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.78-$ 2.00	154,612	2	$0.90	154,612	$0.90
$2.01-$ 4.00	8,366,263	9	$2.71	2,691,413	$2.25
$4.01-$ 8.00	1,007,060	6	$6.93	805,873	$6.89
$8.01-$23.00	50,000	6	$23.00	40,000	$23.00

$0.78-$23.00	9,577,935	8	$3.23	3,691,898	$3.39

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock Purchase Plan
      The Dobson Communications Corporation 2002 Employee Stock Purchase Plan, or the Purchase Plan, was approved at the 2002 Annual Meeting of Stockholders. The Purchase Plan provides for 1,000,000 shares of the Company’s Class A common stock to be reserved for issuance upon exercise of purchase rights which may be granted under the Purchase Plan, subject to adjustment for stock dividends, stock splits, reverse stock splits and similar changes in the Company’s capitalization. The Purchase Plan is designed to encourage stock ownership by the Company’s employees. Employees elect to participate in the plan semi-annually. The plan period is six months. Shares are purchased at 85% of the market price of the Company’s Class A common stock. The price is determined as the lower of the price at the initial date or at the end of the six-month period. The Company’s Class A common stock purchased by employees under the stock purchase plan was 134,741 shares for the year ended December 31, 2004 and 141,059 shares for the year ended December 31, 2003.

11.	TAXES
      (Expense) benefit for income taxes for the years ended December 31, 2004, 2003 and 2002, was as follows:

	2004	2003	2002

	($ In thousands)
Federal income taxes — deferred	$5,305	$(756)	$46,685
State income taxes:
Current	(1,976)	3,408	(3,690)
Deferred	(6,964)	(3,497)	9,182

Total income tax (expense) benefit	$(3,635)	$(845)	$52,177

      The (expense) benefit for income taxes for the years ended December 31, 2004, 2003 and 2002 differ from amounts computed at the statutory rate as follows:

	2004	2003	2002

	($ In thousands)
Income taxes at statutory rate	$16,950	$16,951	$55,659
State income taxes, net of Federal income tax effect	1,290	1,994	6,548
Loss from unconsolidated subsidiary	—	—	(9,656)
(Gain) loss from redemption and repurchases of preferred stock	2,268	(10,175)	—
Dividends on mandatorily redeemable preferred stock	(11,226)	(11,616)	—
Valuation allowances	(10,227)	—	—
Other, net	(2,690)	2,001	(374)

Total income tax (expense) benefit	$(3,635)	$(845)	$52,177

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of the temporary differences which gave rise to deferred tax assets and liabilities at December 31, 2004 and 2003, were as follows:

	2004	2003

	($ In thousands)
Current deferred income taxes:
Allowance for doubtful accounts receivable	$1,118	$1,678
Accrued liabilities	8,084	15,959

Net current deferred income tax asset	9,202	17,637

Noncurrent deferred income taxes:
Fixed assets	(98,902)	(73,866)
Intangible assets	(453,907)	(416,608)
Tax credits and carryforwards	383,876	302,247
Valuation allowance	(114,812)	(97,622)

Net noncurrent deferred income tax liability	(283,745)	(285,849)

Total net deferred income tax liability	$(274,543)	$(268,212)

      At December 31, 2004, the Company had NOL carryforwards of approximately $940 million, which may be utilized to reduce future Federal income taxes payable. These NOL carryforwards begin to expire in 2019. Certain of the Company’s NOL carryforwards are subject to limitation, under I.R.C. section 382. The Company expects the annual limitation under I.R.C. section 382 to be approximately $240 million.
      The Company periodically reviews the need for a valuation allowance against deferred tax assets. Based on a review of taxable income, history and trends, forecasted taxable income and expiration of carryforwards, the Company has provided a valuation allowance for certain of its deferred tax assets, including certain state NOL carryforwards. The valuation allowance increased by $17.2 million in 2004 and was reflected in the Company’s loss from continuing operations.

12.	RELATED PARTY TRANSACTIONS
      The Company leases its corporate office and call center in Oklahoma City from its affiliate, DCCLP, for approximately $3.3 million per year.
      Prior to the acquisition of American Cellular, the Company provided certain services to American Cellular in accordance with a management agreement. Certain costs incurred by the Company were shared costs of the Company and American Cellular. These shared costs were allocated between the Company and American Cellular primarily based on each company’s pro rata population coverage and subscribers. Costs allocated to American Cellular from the Company were $12.3 million for the period from January 1, 2003 through August 18, 2003 and $17.1 million for the year ended December 31, 2002. In addition, the Company charged American Cellular for other expenses incurred by the Company on their behalf, primarily for compensation-related expenses, totaling $26.6 million for the period from January 1, 2003 through August 18, 2003 and $42.9 million for the year ended December 31, 2002.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS
      Unless otherwise noted, the carrying amount of the Company’s financial instruments approximates fair value. The Company estimates the fair value of its credit facility and notes based on quoted market prices for publicly traded debt or on the present value of the cash flow stream utilizing the current rates available to the Company for debt with similar terms and remaining maturities.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Indicated below are the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31:

	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	($ In thousands)
Restricted cash and investments	$10,350	$10,350	$15,515	$15,515
Revolving credit facility	—	—	548,625	548,625
Dobson/ Sygnet senior notes	—	—	5,245	5,659
8.875% DCC senior notes	419,681	295,875	650,000	661,375
10.875% DCC senior notes	297,683	232,937	298,443	326,795
9.875% Dobson Cellular senior notes	325,000	321,750	—	—
8.375% Dobson Cellular senior notes	250,000	260,000	—	—
Dobson Cellular floating rate senior notes	250,000	258,750	—	—
9.50% American Cellular senior notes	13,774	11,880	12,851	13,044
10% American Cellular senior notes	900,000	776,250	900,000	999,000

14.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
      Set forth below is supplemental condensed consolidating financial information as required by DCC’s indenture for its 8.875% senior notes due 2013, and by the Dobson Cellular credit facility. The operations information is presented without parent recognition of subsidiary results. Included are the condensed consolidating Balance Sheet, Statement of Operations and Statement of Cash Flows of Dobson Communications Corporation as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002. Neither Dobson Cellular, American Cellular, DCC PCS nor any of their subsidiaries guarantee any of DCC’s notes payable. DCC, Dobson Cellular and its subsidiaries do not guarantee any of American Cellular’s outstanding debt. Neither DCC, DCC PCS, nor American Cellular and its subsidiaries guarantee any of Dobson Cellular’s outstanding notes payable. However, Dobson Cellular’s subsidiaries do guarantee Dobson Cellular’s notes payable. See Note 6 for a description of the Company’s credit facility and notes.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2004

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,427	$41,489	$48,303	$2,665	$—	$139,884
Marketable securities	39,000	—	—	—	—	39,000
Accounts receivable	59,528	40,413	—	—	—	99,941
Inventory	10,458	5,153	—	—	—	15,611
Prepaid expenses and other	10,636	7,065	10	—	—	17,711

Total current assets	167,049	94,120	48,313	2,665	—	312,147

PROPERTY, PLANT AND EQUIPMENT, net	356,602	177,142	—	—	—	533,744

OTHER ASSETS:
Net intercompany (payable) receivable	(3,975)	(6,183)	3,113	774,211	(767,166)	—
Restricted assets	10,350	—	—	—	—	10,350
Wireless license acquisition costs	1,103,353	669,169	9,676	4,412	—	1,786,610
Goodwill	46,776	572,113	—	1,142	—	620,031
Deferred financing costs, net	14,762	15,785	—	12,479	—	43,026
Customer list, net	28,441	59,253	—	—	—	87,694
Other non-current assets	3,443	697	—	1,624,383	(1,624,373)	4,150

Total other assets	1,203,150	1,310,834	12,789	2,416,627	(2,391,539)	2,551,861

Total assets	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$69,787	$10,298	$—	$—	$—	$80,085
Accrued expenses	18,380	13,141	—	(83)	—	31,438
Accrued interest payable	10,793	37,867	—	25,812	—	74,472
Deferred revenue and customer deposits	15,856	13,026	—	—	—	28,882
Accrued dividends payable	—	—	—	19,405	—	19,405
Current portion of obligations under capital leases	305	—	—	—	—	305

Total current liabilities	115,121	74,332	—	45,134	—	234,587

OTHER LIABILITIES:
Notes payable	1,592,166	913,774	—	717,364	(767,166)	2,456,138
Deferred tax liabilities	194,602	160,231	667	(71,755)	—	283,745
Mandatorily redeemable preferred stock, net	—	—	—	236,094	—	236,094
Other non-current liabilities	5,423	4,161	—	—	—	9,584
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ (DEFICIT) EQUITY:
Total stockholders’ (deficit) equity	(180,511)	429,598	60,435	1,369,919	(1,624,373)	55,068

Total liabilities and stockholders’ (deficit) equity	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2003

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,387	$27,505	$3,801	$60,846	$—	$151,539
Marketable securities	—	—	56,700	—	—	56,700
Restricted cash and investments	7,179	4,165	—	—	—	11,344
Accounts receivable	61,903	35,415	—	—	—	97,318
Inventory	8,642	3,752	—	—	—	12,394
Prepaid expenses and other	16,945	8,301	10	—	—	25,256

Total current assets	154,056	79,138	60,511	60,846	—	354,551

PROPERTY, PLANT AND EQUIPMENT, net	331,434	205,200	—	—	—	536,634

OTHER ASSETS:
Net intercompany (payable) receivable	(71,353)	7,059	(59,780)	138,236	(14,162)	—
Restricted assets	4,171	—	—	—	—	4,171
Wireless license acquisition costs	1,076,083	669,169	9,676	4,423	—	1,759,351
Goodwill	31,784	570,525	—	1,142	—	603,451
Deferred financing costs, net	14,611	18,044	—	18,714	—	51,369
Other intangibles, net	19,127	75,253	—	—	—	94,380
Assets of discontinued operations	70,043	—	—	—	—	70,043
Other non-current assets	4,378	620	—	1,561,364	(1,561,372)	4,990

Total other assets	1,148,844	1,340,670	(50,104)	1,723,879	(1,575,534)	2,587,755

Total assets	$1,634,334	$1,625,008	$10,407	$1,784,725	$(1,575,534)	$3,478,940

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$86,506	$17,934	$—	$—	$—	$104,440
Accrued expenses	20,090	10,865	—	170	—	31,125
Accrued interest payable	2,773	39,557	14,162	31,777	(14,162)	74,107
Deferred revenue and customer deposits	14,414	12,526	—	7	—	26,947
Current portion of credit facility and notes	5,500	—	—	—	—	5,500
Accrued dividends payable	—	—	—	8,604	—	8,604
Current portion of obligations under capital leases	782	—	—	—	—	782

Total current liabilities	130,065	80,882	14,162	40,558	(14,162)	251,505

OTHER LIABILITIES:
Credit facility and notes, net of current portion	548,370	912,851	—	948,463	—	2,409,684
Deferred tax liabilities	136,691	169,162	835	97,089	(117,929)	285,848
Mandatorily redeemable preferred stock, net	—	—	—	253,260	—	253,260
Other non-current liabilities	6,495	6,814	—	—	—	13,309
Liabilities of discontinued operations	29,253	—	—	—	—	29,253
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ EQUITY (DEFICIT):
Total stockholders’ equity (deficit)	783,460	455,299	(4,590)	322,819	(1,443,443)	113,545

Total liabilities and stockholders’ equity (deficit)	$1,634,334	$1,625,008	$10,407	$1,784,725	$(1,575,534)	$3,478,940

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
OPERATING REVENUE:
Service revenue	$444,288	$327,322	$—	$—	$—	$771,610
Roaming revenue	120,284	87,870	—	—	—	208,154
Equipment and other revenue	32,485	18,183	—	—	(6,950)	43,718

Total operating revenue	597,057	433,375	—	—	(6,950)	1,023,482

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	156,799	99,230	—	—	(721)	255,308
Cost of equipment	63,866	45,102	—	—	—	108,968
Marketing and selling	71,926	56,765	—	—	—	128,691
General and administrative	96,697	89,038	19	—	(6,229)	179,525
Depreciation and amortization	109,508	83,310	—	—	—	192,818

Total operating expenses	498,796	373,445	19	—	(6,950)	865,310

OPERATING INCOME (LOSS)	98,261	59,930	(19)	—	—	158,172

OTHER (EXPENSE) INCOME:
Interest expense	(103,352)	(94,796)	(1,137)	(86,384)	66,011	(219,658)
(Loss) gain from extinguishment of debt	(14,549)	—	—	54,950	—	40,401
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	6,478	—	6,478
Dividends on mandatorily redeemable preferred stock	—	—	—	(32,075)	—	(32,075)
Other income (expense), net	5,829	(2,440)	714	65,029	(66,011)	3,121

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(13,811)	(37,306)	(442)	7,998	—	(43,561)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(4,867)	—	—	—	—	(4,867)

(LOSS) INCOME BEFORE INCOME TAXES	(18,678)	(37,306)	(442)	7,998	—	(48,428)
Income tax (expense) benefit	(66,325)	11,605	168	168,845	(117,928)	(3,635)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(85,003)	(25,701)	(274)	176,843	(117,928)	(52,063)
Income from discontinued operations, net of income tax expense	443	—	—	—	—	443

NET (LOSS) INCOME	(84,560)	(25,701)	(274)	176,843	(117,928)	(51,620)
Dividends on preferred stock	—	—	—	(8,178)	—	(8,178)
Dividend to parent	(878,104)	—	—	878,104	—	—

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(962,664)	$(25,701)	$(274)	$1,046,769	$(117,928)	$(59,798)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
OPERATING REVENUE:
Service revenue	$388,858	$117,002	$—	$—	$—	$505,860
Roaming revenue	161,251	39,948	—	—	—	201,199
Equipment and other revenue	25,320	5,673	—	—	(2,298)	28,695

Total operating revenue	575,429	162,623	—	—	(2,298)	735,754

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,564	35,460	—	—	(588)	173,436
Cost of equipment	41,508	15,104	—	—	—	56,612
Marketing and selling	58,530	21,017	—	—	—	79,547
General and administrative	76,588	31,210	20	—	(1,710)	106,108
Depreciation and amortization	90,777	28,647	—	—	—	119,424

Total operating expenses	405,967	131,438	20	—	(2,298)	535,127

OPERATING INCOME (LOSS)	169,462	31,185	(20)	—	—	200,627

OTHER (EXPENSE) INCOME:
Interest expense	(53,735)	(37,773)	(4,563)	(49,375)	7,298	(138,148)
Loss from extinguishment of debt	(52,277)	—	—	—	—	(52,277)
Loss from redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(26,777)	—	(26,777)
Dividends on mandatorily redeemable preferred stock	—	—	—	(30,568)	—	(30,568)
Dividend from Dobson Cellular	—	—	—	295,438	(295,438)	—
Dividend from American Cellular	—	—	—	14,900	(14,900)	—
Other income (expense), net	6,309	(426)	1,257	3,987	(7,298)	3,829

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	69,759	(7,014)	(3,326)	207,605	(310,338)	(43,314)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,541)	—	—	—	—	(6,541)

INCOME (LOSS) BEFORE INCOME TAXES	63,218	(7,014)	(3,326)	207,605	(310,338)	(49,855)
Income tax (expense) benefit	(22,023)	2,665	1,264	(100,680)	117,929	(845)

INCOME (LOSS) FROM CONTINUING OPERATIONS	41,195	(4,349)	(2,062)	106,925	(192,409)	(50,700)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	26,731	—	—	—	—	26,731

NET INCOME (LOSS)	67,926	(4,349)	(2,062)	106,925	(192,409)	(23,969)
Dividends on preferred stock	—	—	—	(43,300)	—	(43,300)
Gain on redemption and repurchase of preferred stock	—	—	—	218,310	—	218,310

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$67,926	$(4,349)	$(2,062)	$281,935	$(192,409)	$151,041

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
OPERATING REVENUE:
Service revenue	$322,825	$—	$—	$291	$—	$323,116
Roaming revenue	176,150	—	—	—	—	176,150
Equipment and other revenue	17,504	—	—	—	—	17,504

Total operating revenue	516,479	—	—	291	—	516,770

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,240	—	—	—	—	138,240
Cost of equipment	40,331	—	—	—	—	40,331
Marketing and selling	61,581	—	—	—	—	61,581
General and administrative	65,741	—	10	722	—	66,473
Depreciation and amortization	75,181	—	—	—	—	75,181

Total operating expenses	381,074	—	10	722	—	381,806

OPERATING INCOME (LOSS)	135,405	—	(10)	(431)	—	134,964

OTHER (EXPENSE) INCOME:
Interest expense	(78,113)	—	(9,600)	(20,618)	—	(108,331)
Gain from extinguishment of debt	2,202	—	—	—	—	2,202
Loss from investment in joint venture	—	—	—	(184,381)	—	(184,381)
Other income (expense), net	11,749	—	2,897	(16,282)	—	(1,636)

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	71,243	—	(6,713)	(221,712)	—	(157,182)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,521)	—	—	—	—	(6,521)

INCOME (LOSS) BEFORE INCOME TAXES	64,722	—	(6,713)	(221,712)	—	(163,703)
Income tax (expense) benefit	(24,594)	—	2,551	74,220	—	52,177

INCOME (LOSS) FROM CONTINUING OPERATIONS	40,128	—	(4,162)	(147,492)	—	(111,526)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	24,454	—	—	—	—	24,454
Loss from discontinued operations from investment in joint venture	—	—	—	(327)	—	(327)
Gain on discontinued operations	88,315	—	—	—	—	88,315
Gain on discontinued operations from investment in joint venture	—	—	—	6,736	—	6,736

INCOME (LOSS) BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	152,897	—	(4,162)	(141,083)	—	7,652
Loss from cumulative change in accounting principle	(33,294)	—	—	—	—	(33,294)
Loss from cumulative change in accounting principle from investment in joint venture	—	—	—	(140,820)	—	(140,820)

NET INCOME (LOSS)	119,603	—	(4,162)	(281,903)	—	(166,462)
Dividends on preferred stock	—	—	—	(94,451)	—	(94,451)
Gain on redemption and repurchases of preferred stock	—	—	—	67,837	—	67,837

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$119,603	$—	$(4,162)	$(308,517)	$—	$(193,076)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) income from continuing operations	$(85,003)	$(25,701)	$(274)	$176,843	$(117,928)	$(52,063)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	109,508	83,310	—	—	—	192,818
Amortization of bond discounts and financing costs	2,164	3,281	—	2,357	—	7,802
Deferred income tax benefit (expense)	65,646	(12,030)	(168)	(168,845)	117,928	2,531
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	13,728	—	13,728
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(6,478)	—	(6,478)
Non-cash portion of loss from extinguishment of debt	14,207	—	—	4,345	—	18,552
Cash used in operating activities of discontinued operations	(815)	—	—	—	—	(815)
Minority interests in income of subsidiaries	4,867	—	—	—	—	4,867
Other operating activities	184	(112)	—	—	—	72
Changes in current assets and liabilities —
Accounts receivable	3,417	(4,997)	—	—	—	(1,580)
Inventory	(1,373)	(1,402)	—	—	—	(2,775)
Prepaid expenses and other	(24)	(268)	—	—	—	(292)
Accounts payable	(18,110)	(7,636)	—	—	—	(25,746)
Accrued expenses	3,095	946	(14,162)	7,926	—	(2,195)
Deferred revenue and customer deposits	1,442	499	—	(7)	—	1,934

Net cash provided by (used in) operating activities	99,205	35,890	(14,604)	29,869	—	150,360

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(102,680)	(39,369)	—	—	—	(142,049)
Purchase of wireless licenses and properties	(61,094)	—	—	—	—	(61,094)
Receipt of funds held in escrow for contingencies on sold assets	7,185	4,169	—	—	—	11,354
(Increase) decrease in receivable-affiliates	(52,991)	13,254	(62,894)	102,631	—	—
Cash received from exchange of assets	21,978	—	—	—	—	21,978
Purchases of marketable securities	(40,000)	—	(25,000)	—	—	(65,000)
Sales of marketable securities	1,000	—	81,700	—	—	82,700
Other investing activities	84	140	—	(7)	—	217

Net cash (used in) provided by investing activities	(226,518)	(21,806)	(6,194)	102,624	—	(151,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility and notes	899,000	—	—	—	—	899,000
Repayments and purchases of credit facility and notes	(753,208)	—	—	(106,001)	—	(859,209)
Distributions to minority interest holders	(5,755)	—	—	—	—	(5,755)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(17,376)	—	(17,376)
Preferred stock dividends paid	—	—	—	(3,676)	—	(3,676)
Purchase of restricted investment	(5,860)	—	—	—	—	(5,860)
Deferred financing costs	(16,524)	(100)	—	(228)	—	(16,852)
Investment in subsidiary	(2,300)	—	—	2,300	—	—
Capital contribution from parent	—	—	65,300	(65,300)	—	—
Other financing activities	—	—	—	(393)	—	(393)

Net cash provided by (used in) financing activities	115,353	(100)	65,300	(190,674)	—	(10,121)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,960)	13,984	44,502	(58,181)	—	(11,655)
CASH AND CASH EQUIVALENTS, beginning of period	59,387	27,505	3,801	60,846	—	151,539

CASH AND CASH EQUIVALENTS, end of period	$47,427	$41,489	$48,303	$2,665	$—	$139,884

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$41,195	$(4,349)	$(2,062)	$106,925	$(192,409)	$(50,700)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	90,777	28,647	—	—	—	119,424
Amortization of bond discounts and financing costs	6,379	1,075	—	1,433	—	8,887
Deferred income tax (expense) benefit	(54,897)	(2,363)	(1,264)	(118,421)	180,578	3,633
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	7,174	—	7,174
Loss on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	26,777	—	26,777
Other operating activities	244	1	—	—	—	245
Non-cash portion of loss from extinguishment of debt	52,277	—	—	—	—	52,277
Cash provided by operating activities of discontinued operations	26,796	—	—	—	—	26,796
Minority interests in income of subsidiaries	6,541	—	—	—	—	6,541
Changes in current assets and liabilities —
Accounts receivable	5,847	11,003	—	—	—	16,850
Inventory	(2,861)	(343)	—	—	—	(3,204)
Prepaid expenses and other	(1,838)	864	—	—	—	(974)
Accounts payable	26,138	(6,112)	—	—	—	20,026
Accrued expenses	(8,804)	18,761	4,562	8,755	—	23,274
Deferred revenue and customer deposits	1,487	1,275	—	—	—	2,762

Net cash provided by (used in) operating activities	189,281	48,459	1,236	32,643	(11,831)	259,788

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(122,511)	(41,410)	—	—	—	(163,921)
Purchase of wireless licenses and properties	(123)	—	(7,659)	(49,877)	—	(57,659)
Cash acquired through acquisition of American Cellular Corporation	—	35,819	—	—	—	35,819
Receipt of funds held in escrow for contingencies on sold assets	7,094	—	—	—	—	7,094
Decrease (increase) in receivable-affiliates	35,875	(17,422)	(85,955)	(23,507)	81,831	(9,178)
Cash used in investing activities from discontinued operations	(4,966)	—	—	—	—	(4,966)
Purchases of marketable securities	(45,000)	—	—	—	—	(45,000)
Sales of marketable securities	70,900	—	34,450	—	—	105,350
Other investing activities	17,264	—	(59)	(3,739)	—	13,466

Net cash (used in) provided by investing activities	(41,467)	(23,013)	(59,223)	(77,123)	81,831	(118,995)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility and notes	620,000	900,000	—	650,000	(70,000)	2,100,000
Repayments of credit facility and notes	(997,225)	(864,294)	—	11,500	—	(1,850,019)
Distributions to minority interest holders	(8,040)	—	—	—	—	(8,040)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(347,588)	—	(347,588)
Preferred stock dividends paid	—	—	—	(12,008)	—	(12,008)
Capital contribution from parent	527,000	—	—	(527,000)	—	—
Dividend to parent	(295,438)	(14,900)	—	310,338	—	—
Deferred financing costs	(15,082)	(18,831)	—	(13,192)	—	(47,105)
Issuance of common stock	—	—	—	903	—	903
Other financing activities	(4,970)	84	—	4,486	—	(400)

Net cash (used in) provided by financing activities	(173,755)	2,059	—	77,439	(70,000)	(164,257)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(25,941)	27,505	(57,987)	32,959	—	(23,464)
CASH AND CASH EQUIVALENTS, beginning of period	85,328	—	61,788	27,887	—	175,003

CASH AND CASH EQUIVALENTS, end of period	$59,387	$27,505	$3,801	$60,846	$—	$151,539

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year Ended December 31, 2002

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$40,128	$—	$(4,162)	$(147,492)	$—	$(111,526)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	75,181	—	—	—	—	75,181
Amortization of bond discounts and financing costs	8,330	—	—	2,602	—	10,932
Deferred income tax benefit (expense)	29,057	—	1,097	(65,686)	—	(35,532)
Non-cash portion of gain from extinguishment of debt	—	—	—	(2,202)	—	(2,202)
Cash provided by operating activities of discontinued operations	25,439	—	—	—	—	25,439
Minority interests in income of subsidiaries	6,521	—	—	—	—	6,521
Loss from investment in joint venture	—	—	—	184,381	—	184,381
Other operating activities	1,287	—	—	(2,262)	—	(975)
Changes in current assets and liabilities —
Accounts receivable	19,120	—	—	19,065	—	38,185
Inventory	15,250	—	—	—	—	15,250
Prepaid expenses and other	1,187	—	(10)	101	—	1,278
Accounts payable	(18,003)	—	—	—	—	(18,003)
Accrued expenses	(2,558)	—	9,598	(8,824)	—	(1,784)
Deferred revenue and customer deposits	326	—	—	—	—	326

Net cash provided by (used in) operating activities	201,265	—	6,523	(20,317)	—	187,471

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(72,878)	—	—	—	—	(72,878)
Refund of deposit for FCC auction	—	—	107,300	—	—	107,300
Decrease (increase) in receivable-affiliates	1,123	—	(104,614)	103,975	—	484
Net proceeds from sale of discontinued assets	336,043	—	—	—	—	336,043
Proceeds from sale of property, plant and equipment	3,545	—	—	—	—	3,545
Cash used in investing activities from discontinued operations	(11,264)	—	—	—	—	(11,264)
Purchases of marketable securities	(25,900)	—	(50,300)	—	—	(76,200)
Sales of marketable securities	—	—	—	—	—	—
Other investing activities	(18,493)	—	(52)	(106)	—	(18,651)

Net cash provided by (used in) investing activities	212,176	—	(47,666)	103,869	—	268,379

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility and notes	389,500	—	—	—	—	389,500
Repayments and repurchases of credit facility and notes	(725,567)	—	(40)	(9,183)	—	(734,790)
Distributions to minority interest holders	(6,549)	—	—	—	—	(6,549)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(38,691)	—	(38,691)
Purchase of common stock	—	—	—	(7,797)	—	(7,797)
Deferred financing costs	(21)	—	—	(169)	—	(190)
Other financing activities	93	—	—	(1,526)	—	(1,433)

Net cash used in financing activities	(342,544)	—	(40)	(57,366)	—	(399,950)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,897	—	(41,183)	26,186	—	55,900
CASH AND CASH EQUIVALENTS, beginning of period	14,431	—	102,971	1,701	—	119,103

CASH AND CASH EQUIVALENTS, end of period	$85,328	$—	$61,788	$27,887	$—	$175,003

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15.     SUBSEQUENT EVENT
      In March 2005, the Company announced an agreement to sell and leaseback 563 of its cellular towers with GTP for $87.5 million. Subject to customary closing conditions, the transaction is expected to close sometime later in 2005.

Supplementary Data
Selected Quarterly Financial Data (unaudited)
Dobson Communications Corporation

		Quarter Ended

		March 31,	June 30,	September 30,	December 31,

	($ In thousands except per share data)
Operating revenue	2004	$233,791	$252,363	$272,400	$264,928
	2003	$128,892	$143,477	$213,070	$250,315
Operating income	2004	$37,685	$39,044	$45,693	$35,750
	2003	$40,160	$49,211	$62,655	$48,601
Income (loss) before cumulative effect of change in accounting principle	2004	$(14,682)	$(14,047)	$(11,008)	$(11,883)
	2003	$15,046	$49,677	$(20,314)	$(68,378)
Basic income (loss) before cumulative effect of change in accounting principle per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.17	$0.55	$(0.18)	$(0.51)
Diluted income (loss) before cumulative effect of change in accounting principle per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.16	$0.53	$(0.18)	$(0.51)
Net income (loss)	2004	$(14,682)	$(14,047)	$(11,008)	$(11,883)
	2003	$15,046	$49,677	$(20,314)	$(68,378)
Basic net income (loss) per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.17	$0.55	$(0.18)	$(0.51)
Diluted net income (loss) per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.16	$0.53	$(0.18)	$(0.51)
Net income (loss) applicable to common stockholders	2004	$(16,541)	$(15,906)	$(13,480)	$(13,871)
	2003	$18,131	$224,359	$(21,192)	$(70,257)
Basic net income (loss) applicable to common stockholders per common share	2004	$(0.12)	$(0.12)	$(0.10)	$(0.10)
	2003	$0.20	$2.49	$(0.19)	$(0.53)
Diluted net income (loss) applicable to common stockholders per common share	2004	$(0.12)	$(0.12)	$(0.10)	$(0.10)
	2003	$0.20	$2.43	$(0.19)	$(0.53)

Annex A — Form of Support Agreement
SUPPORT AGREEMENT
      This SUPPORT AGREEMENT, dated as of June 29, 2005, by and among Dobson Communications Corporation, an Oklahoma corporation (the “Company”), and the undersigned beneficial owners, or investment managers or advisors for the beneficial owners, of the Preferred Stock (as defined below) identified on the related Schedule A and each other beneficial owner (or investment managers or advisors for the beneficial owners) of Preferred Stock that executes a counterpart signature page to this Agreement on or after the date hereof, as provided in Section 3(b) (such parties on Schedule A, as it may be supplemented from time to time, collectively, the “Preferred Stockholders,” and each, individually, a “Preferred Stockholder”). After the date of this Agreement, when Preferred Stockholders become signatories to this Agreement, Schedule A shall be deemed supplemented to include the Preferred Stock held by such Preferred Stockholder and subject to this Agreement.
      WHEREAS, the Company and the Preferred Stockholders, through their representatives, have engaged in good faith negotiations with respect to the Exchange Offer; and
      WHEREAS, the Company and the Preferred Stockholders desire that the Company conduct the Exchange Offer and the Consent Solicitation as soon as practicable on the terms described in the Exchange Offer Term Sheet to accomplish the Exchange Offer.
      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, each of the parties signatory to this Agreement agrees as follows:
      1.     Definitions. Capitalized terms used and not defined in this Agreement have the meanings ascribed to them in the Exchange Offer Term Sheet, and the following terms shall have the following meanings:
      “Agreement” means this Support Agreement, including the Schedule, Exhibit and Annex hereto (including any agreements incorporated herein or therein), all of which are incorporated by reference herein, as the same may be amended or supplemented in accordance with the terms hereof.
      “Certificates of Designation” means each of the 12 1/4% Certificate of Designation and 13% Certificate of Designation.
      “Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.
      “Commission” means the Securities and Exchange Commission.
      “Consent Solicitation” means a solicitation of consents to the amendments of the Certificates of Designation under which the Preferred Stock were issued to suspend or eliminate certain covenants contained therein which Consent Solicitation will occur simultaneously with the Exchange Offer.
      “Exchange Offer” means the offer by the Company to holders of the Preferred Stock to exchange Preferred Stock for Cash and Common Stock, upon the terms set forth in the Exchange Offer Term Sheet.
      “Exchange Offer Term Sheet” means that certain Exchange Offer Term Sheet attached hereto as Annex A, which sets forth material terms and conditions of the Exchange Offer, including the Exchange Offer and the Consent Solicitation.
      “Material Adverse Change” means a change which has a material adverse effect on the properties, assets, business operations or financial condition of the Company and its subsidiaries, taken as a whole, after June 2, 2005, but not including any material adverse change that arises out of or is the result of (A) the filing of the Exchange Offer; (B) actions required to be taken by the Company pursuant to this Agreement or the Exchange Offer Term Sheet; (C) the condition of the United States economy or financial markets generally; (D) a condition generally affecting participants in the industry in which the Company competes; or (E) a decline in the Common Stock price except as a result of factors or events which themselves constitute a Material Adverse Change.

      “Minimum Tender Condition” means the condition to the consummation of the Exchange Offer that there be validly tendered and not withdrawn not less than in excess of 50% in face amount of each of the 12 1/4% Preferred Stock and 13% Preferred Stock outstanding on the date of the expiration of the Exchange Offer.
      “Officer’s Certificate” means a certificate, signed on behalf of the Company by the chief executive officer or chief financial officer of the Company, dated the date that the Exchange Offer is consummated, to the effect that the representations and warranties made in Section 11(vii) are true and correct as of such date.
      “Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, governmental unit or other entity.
      “Preferred Stock” means each of the 12 1/4% Preferred Stock and 13% Preferred Stock.
      “Preferred Stock Amendments” means an amendment to the Certificates of Designation which, among other things, deletes or suspends for 18 months certain of the covenants contained in the Certificates of Designation, as set forth in the Exchange Offer Term Sheet.
      “Required Preferred Stockholders” means a majority in outstanding face amount of each class of Preferred Stock held by the Preferred Stockholders parties hereto.
      “S-1 Registration Statement” means the registration statement on Form S-1 filed with the Commission for the registration for resale by the Preferred Stockholders of the shares of Common Stock received by them in the Exchange Offer.
      “S-4 Registration Statement” means the registration statement on Form S-4 filed with the Commission for the registration of the shares of Common Stock to be issued in the Exchange Offer.
      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the Commission.
      “12 1/4% Preferred Stock” means the 12 1/4% Senior Exchangeable Preferred Stock issued by Dobson Communications Corp.
      “13% Preferred Stock” means the 13% Senior Exchangeable Preferred Stock due 2009 issued by Dobson Communications Corp.
      “12 1/4% Certificate of Designation” means the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 12 1/4% Senior Exchangeable Preferred Stock and Qualifications, Limitations and Restrictions Thereof.
      “13% Certificate of Designation” means the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Senior Exchangeable Preferred Stock Due 2009 and Qualifications, Limitations and Restrictions Thereof.
      “Transfer” means to, directly or indirectly, (i) sell, assign, grant an option with respect to, or transfer or dispose of any interest in the Preferred Stock, or (ii) enter into an agreement, commitment or other arrangement to sell, assign, grant an option with respect to, or transfer or dispose of any interest in the Preferred Stock, or the act thereof (excluding any ordinary course hedging obligation).
      2.     The Company’s Obligations to Support the Exchange Offer. (a) The Company agrees to use its commercially reasonable efforts to complete the Exchange Offer and the Consent Solicitation, to do all things reasonably necessary and appropriate in furtherance thereof, including filing any related documents with the Commission, and to use its commercially reasonable efforts to complete the same within the period set forth in the Exchange Offer Term Sheet.
      (b) Notwithstanding any provisions of this Agreement, nothing shall be deemed to prevent the Company and/or its Board of Directors from taking, or failing to take, any action that the Company and/or its Board of Directors is obligated to take (or not to take) in the performance of any fiduciary or similar duty which the Company and/or its Board of Directors owes to any other Person; it being understood and agreed that if any such action (or failure to act) results in an alteration of the terms of the Exchange Offer not permitted by Section 9 then this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement, shall terminate and expire.
      3.     Preferred Stockholders’ Obligations to Support the Exchange Offer. Subject to the terms and conditions of this Agreement, so long as this Agreement is in effect:
      (a) Each Preferred Stockholder agrees with each of the other parties to this Agreement, in connection with and conditioned upon consummation of the Exchange Offer upon the terms set forth in the Exchange Offer Term Sheet: (i) to tender its Preferred Stock (as set forth on Schedule A hereto) pursuant to and in accordance with the Exchange Offer and the other terms and conditions of the Exchange Offer Term Sheet; (ii) not to withdraw, revoke or modify or propose to publicly withdraw, revoke or modify any of the foregoing unless and until this Agreement is terminated in accordance with its terms; and (iii) to grant its consent and waiver pursuant to the Consent Solicitation and to agree to the Preferred Stock Amendments.
      (b) Each Preferred Stockholder agrees, so long as this Agreement remains in effect, not to Transfer any of the Preferred Stock held by it (as set forth on Schedule A hereto), in whole or in part, unless (i) the Preferred Stockholder gives the transferee notice that the Preferred Stock is subject to the terms of this Agreement and (ii) the transferee agrees in writing, with respect to such Preferred Stock only, to be bound by the terms of this Agreement as though it had been an original signatory hereto and executes and delivers to the Company a joinder agreement in a form to be mutually agreed upon. Any Transfer of the Preferred Stock in violation of the foregoing shall be deemed ineffective to Transfer any right to accept or reject the Exchange Offer or to consent to or reject the Preferred Stock Amendments, which right shall remain with and be exercised only by the purported transferor.
      (c) Each Preferred Stockholder agrees that it will not vote for, consent to, formulate, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Preferred Stock other than the Exchange Offer.
      (d) Each Preferred Stockholder also agrees that it will permit public disclosure, including in a press release and in filings with the Commission, of the contents of this Agreement, including, but not limited to, the commitments contained in this Section 3 and the Exchange Offer Term Sheet; provided, however, that unless required by applicable law or regulation or as requested by the Commission for disclosure in the S-1 Registration Statement, the Company shall not disclose the Preferred Stockholder’s identity or its individual holdings of Preferred Stock without the prior written consent of the Preferred Stockholder; and if such announcement or disclosure is so required by law or regulation or requested by the Commission, the Company shall use its reasonable best efforts to afford the Preferred Stockholder a reasonable opportunity to review, comment upon, object to or seek a consent order preventing any such announcement or disclosure prior to the Company’s making such announcement or disclosure. The foregoing shall not prohibit the Company from disclosing the approximate aggregate holdings of Preferred Stock held by Preferred Stockholders as a group.
      (e) Each Preferred Stockholder further agrees that, so long as this Agreement is effective and has not been terminated in accordance with Section 10 hereof, it will not object to, nor otherwise commence any proceeding to oppose, the Exchange Offer, and will not take any action that is materially inconsistent with, nor that would unreasonably delay the consummation of, the Exchange Offer in accordance with the terms of the Exchange Offer Term Sheet.
      4.     Additional Obligations to Support the Exchange Offer. Subject to the terms and conditions of this Agreement, so long as this Agreement is in effect, each of the Preferred Stockholders agrees to (a) forebear from exercising its respective rights and remedies under the Certificates of Designation and related documents or applicable law in respect of or arising out of any existing default arising under the Certificates of Designation, in each case until this Agreement is terminated as provided in Section 10 and (b) vote their Common Stock in favor of the Preferred Stock Amendments at a special meeting to be held for such purpose (it being agreed that any transfer of such Common Stock shall not be subject to the provisions of Section 3(b) and that upon transfer of all of a Preferred Stockholder’s Preferred Stock in accordance with Section 3(b) it shall be relieved of its obligations under Section 4(b)). If this Agreement is terminated as provided in

Section 10, the agreement of the Preferred Stockholders to so forebear shall automatically and without further action terminate and be of no force and effect, it being expressly agreed that the effect of such termination shall be to permit each of them to exercise any rights and remedies immediately.
      5.     Conditions. Each Preferred Stockholder’s obligation to tender and consent is subject to the following conditions (each a “Condition” and collectively, the “Conditions”): (a) the preparation and, as appropriate, the dissemination or execution of definitive documentation, in form and substance reasonably satisfactory to the Required Preferred Stockholders, necessary to implement the Exchange Offer and the transactions contemplated by the Exchange Offer Term Sheet in accordance with the terms of such Exchange Offer Term Sheet, including, without limitation, (i) the offering materials (including the S-4 and S-1 Registration Statements and any customary registration rights agreements provided in connection therewith) and (ii) the Preferred Stock Amendments (the foregoing documents and amendments, the “Documents”); (b) there shall not have been any Material Adverse Change; (c) the Company receiving or waiving all material third party consents and approvals contemplated by the Exchange Offer Term Sheet or otherwise required to consummate the transactions contemplated hereby; (d) no material breach of any of the Covenants set forth below; (e) the S-1 and S-4 Registration Statements have been, or, in the case of the S-1 Registration Statement, on or about the time of the closing of the Exchange Offer is, declared effective by the Commission, and (f) the shares of Common Stock to be issued in the Exchange Offer having been accepted for quotation on the NASDAQ National Market System upon notice of issuance.
      6.     Covenants. The Company covenants and agrees (each a “Covenant” and collectively, the “Covenants”): (a) that except as contemplated by this Agreement and the offering documents for the Exchange Offer, between the date hereof and the termination of this Agreement, the Company shall (i) with respect to the timing of any required public disclosures, make such disclosures only in the ordinary course in accordance with past practices except with regard to the timing of the filing of the Company’s second quarter 10-Q and related earnings release and analyst calls and pre-release disclosure of certain operating data to the extent deemed appropriate to allow for the dissemination of such information at least five business days prior to the expiration date of the Exchange Offer and (ii) not, except as may be required by the Company’s contractual or other obligations as in effect on the date hereof, issue or agree to issue any securities of the Company, make any distributions to equityholders or incur any material indebtedness other than as described in the offering documents; (b) that the Company shall pay, if the Exchange Offer is consummated then on the closing date, and otherwise on the date this Agreement terminates, all reasonable costs and expenses incurred by Paul, Weiss, Rifkind, Wharton & Garrison, LLP (“Paul Weiss”) in connection with this Agreement and any transactions contemplated hereby in accordance with the terms of Paul Weiss’ engagement letter with the Company dated June 30, 2005 and shall otherwise comply with the terms of such engagement letter; (c) that the Company shall not consummate the Exchange Offer until such time as the Commission has declared, or on or about the time of the closing of the Exchange Offer declares, the S-1 Registration Statement to be effective; (d) to cause the shares of Common Stock to be issued in the Exchange Offer to be accepted for quotation on the NASDAQ National Market System upon notice of issuance; (e) to make it a condition to the Exchange Offer that the Minimum Tender Condition shall be complied with and to not waive such condition; and (f) that it will not consummate the Exchange Offer unless the representation contained in Section 11(vii) is true and correct on the date of such consummation and it has provided the Preferred Stockholders’ counsel with the Officer’s Certificate.
      7.     Effective Date. Subject to waiver by the Required Preferred Stockholders as provided under Section 9, the effective tender by a Preferred Stockholder shall be subject to satisfaction of each of the Conditions.
      8.     Effectiveness of this Agreement. Subject to waiver by the Company and the Required Preferred Stockholders, the effectiveness of this Agreement, and the respective obligations of the parties under this Agreement, are conditioned upon the receipt of the consent and signature hereto of the Company and each of the Preferred Stockholders initially listed on Exhibit A hereto.
      9.     Amendments. The terms of this Agreement shall not be amended, modified or altered without the prior written consent of the Company and the Required Preferred Stockholders. Notwithstanding the

foregoing, any Preferred Stockholder that does not provide such prior written consent to an amendment, waiver, modification or alteration of a material economic term of this Agreement (including a term contained the Exchange Offer Term Sheet), or to this Section 9, Section 10(vii) or the definition of “Required Preferred Stockholders” herein, which amendment, waiver, modification or alteration otherwise satisfies the requirements of this Section 9 and becomes effective, shall be relieved of all obligations under this Agreement.
      10.     Termination of Agreement. Notwithstanding anything to the contrary set forth in this Agreement, unless the Exchange Offer, consistent in all material respects with the Exchange Offer Term Sheet, has been consummated as provided in this Agreement, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement, shall terminate and expire upon the earliest to occur of:
      (i) the termination, abandonment or expiration of the Exchange Offer;
      (ii) any court of competent jurisdiction or other competent governmental or regulatory authority issuing a final and non-appealable order making illegal or otherwise restricting, preventing or prohibiting the Exchange Offer in a way that cannot be reasonably remedied by the Company;
      (iii) a material breach by the Company of any of the Covenants;
      (iv) the occurrence of a default or event of default under any of the Company’s or its subsidiaries’ credit agreement or indentures that remains uncured or in effect;
      (v) June 30, 2005, if the S-4 Registration Statement has not been filed on such date;
      (vi) July 30, 2005, if the Commission has not declared the S-4 Registration Statement to be effective by such date;
      (vii) August 31, 2005, provided, however, that such date shall be extended to September 30, 2005 if the Company reasonably believes that all of the conditions to the closing of the Exchange Offer have been satisfied by August 31, 2005 but for the fact that the S-1 Registration Statement shall not have been declared effective by the Commission;
      (viii) a material alteration by the Company of the terms of the Exchange Offer, in a manner detrimental to the holders of the Preferred Stock, including, without limitation, the filing by the Company of exchange documentation that is inconsistent in any material respect with the Exchange Offer Term Sheet and not otherwise permitted under Section 9; and
      (ix) a Material Adverse Change.
      11.     Representations and Warranties. (a) Each of the signatories to this Agreement represents and warrants to the other signatories to this Agreement that:
      (i) if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;
      (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part;
      (iii) the execution, delivery and performance by it of this Agreement do not and shall not (A) violate any provision of law, rule or regulation applicable to it or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any contractual obligations to which it is a party or under its certificate of incorporation, bylaws or other governing instruments;
      (iv) the execution, delivery and performance by it of this Agreement do not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any Federal, state or other governmental authority or regulatory body, except for (A) the registration under the Securities Act of the Common Stock to be issued in the Exchange Offer and such consents, approvals, authorizations, registrations or qualifications as may be required under the state securities or Blue Sky laws in connection with the issuance of those securities, (B) such other filings as may be necessary or required by the Commission, and (C) any filing, if applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
      (v) assuming the due execution and delivery of this Agreement by each of the other parties hereto, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms;
      (vi) it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement; and
      (vii) the S-1 and S-4 Registration Statements do not contain any misstatement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they are made, not misleading.
      (b) Each of the Preferred Stockholders further represents and warrants to the other signatories to this Agreement that:
      (i) as of the date of this Agreement, such Preferred Stockholder is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the aggregate face amount of the Preferred Stock, set forth opposite such Preferred Stockholder’s name on Schedule A hereto, with the power and authority to tender and dispose of such Preferred Stock;
      (ii) as of the date of this Agreement, such Preferred Stockholder is not aware of any event that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement; and
      (iii) such Preferred Stockholder is an institutional accredited investor, and will remain so during the term of this Agreement, as such term is used under the Securities Act.
      12.     Good Faith. Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement. Each of the signatories to this Agreement further agrees to review and comment upon the definitive documents in good faith and, in any event, in all respects consistent with the Exchange Offer Term Sheet.
      13.     Further Assurances. Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be commercially reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement.
      14.     Complete Agreement. This Agreement, including the Schedule and Annex hereto, constitutes the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

      15.     Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid, (c) transmitted by overnight courier, or (d) transmitted by telecopy with confirmation and follow-up copy delivered in the manner set forth in any of (a), (b) or (c) above, and in each case, if to the Company, at the address set forth below:

Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, OK 73134
Telephone: (405) 529-8330
Fax: (405) 529-8515
Attention: Stephen P. Dussek, President

with a copy to:

Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, OK 73134
Telephone: (405) 529-8376
Fax: (405) 529-8765
Attention: Ronald L. Ripley, Sr. Corporate Counsel

and:

Mayer, Brown, Rowe & Maw LLP
71 S. Wacker Drive
Suite 3300
Chicago, Illinois 60606
Telephone: (312) 782-0600
Fax: (312) 701-7711
Attention: Paul W. Theiss
Bruce Perce
if to a Preferred Stockholder, to the address set forth on the signature pages to this Agreement, with a copy to the Preferred Stockholders’ counsel:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Telephone: (212)373-3158
Fax: (212)492-0158
Attention: Andrew N. Rosenberg
Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.
      16.     Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York (without reference to the conflict of laws provisions thereof).
      17.     Consent to Service of Process. Each of the signatories to this Agreement irrevocably consents to service of process by mail at the address listed with the signature of each such party on the signature pages to this Agreement. Each of the signatories to this Agreement agrees that its submission to jurisdiction and consent to service of process by mail is made for the express benefit of each of the other signatories to this Agreement.

      18.     Specific Performance. It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, rescissionary or other equitable relief as remedy for any such breach.
      19.     Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.
      20.     Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the signatories to this Agreement to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives.
      21.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be effective as delivery of a manually executed counterpart. Any Preferred Stockholder may become party to this Agreement on or after the date of this Agreement by executing a signature page to this Agreement.
      22.     No Third-Party Beneficiaries. Unless expressly stated in this Agreement, this Agreement shall be solely for the benefit of the signatories to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof.
      23.     Obligations Several, Not Joint. The obligations of the parties hereunder are several and not joint, and no party hereto shall be responsible for the failure of any other party hereto to perform its obligations hereunder.
[Signatures begin on next page]

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

DOBSON COMMUNICATIONS CORPORATION

By:

Name:
Title:

SCHEDULE A
Preferred Stockholders and Aggregate Face Amount of Preferred Stock Held

Aggregate Face Amount of Preferred
Stock held by such Preferred
Preferred Stockholder	Stockholder as beneficial
owner (or as investment manager
or advisor for the beneficial owner)

[Name]

By:

Its:

[Name]

By:

Its:

[Name]

By:

Its:

Annex A
DOBSON COMMUNICATIONS CORP.
      The terms set forth in this term sheet (the “Term Sheet”) summarize the principal terms relating to a proposed exchange offer involving Dobson Communications Corporation (“Dobson” or the “Company”) and an ad hoc committee of Preferred Shareholders (the “Ad Hoc Committee”) of the 12.25% Senior Exchangeable Preferred Stock (“12.25% Preferred Stock”) and the 13.00% Senior Exchangeable Preferred Stock (the “13.00% Preferred Stock” and together with the 12.25% Preferred Stock, the “Preferred Stock”) issued by Dobson. Capitalized terms used herein but not defined herein have the meanings assigned thereto in the Support Agreement, dated as of June 29, 2005, between Dobson and the members of the Ad Hoc Committee.

Parties	The Company and the Ad Hoc Committee of preferred shareholders (the “Preferred Shareholders”) of the 12.25% Preferred Stock and the 13.00% Preferred Stock.

Transaction Overview	Each holder of 12.25% Preferred Stock and 13.00% Preferred Stock who tenders their shares in the exchange offer shall receive for each share validly tendered and not properly withdrawn, (i) cash in the amount of $300 per share, and (ii) shares of the Company’s Class A common stock (“Class A Common Stock”) with a market value, based on the volume weighted average price of Dobson’s Class A common stock on the Nasdaq National Market during the ten trading day period ending on the second trading day prior to the initially scheduled expiration of the exchange offer (the “Pricing Period”), of $844.00 per share, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of preferred stock validly tendered and not properly withdrawn. It is currently contemplated that the exchange offer will close on August 11, 2005. In the event that the exchange offer is extended beyond its initial scheduled expiration date, the Pricing Period will not be altered, but will remain fixed in accordance with this Term Sheet. No additional consideration shall be paid to holders who tender on account of any accumulated, undeclared or unpaid dividends.

Participation will be limited to 70% of the aggregate number of shares of the 12.25% Preferred Stock and 13.00% Preferred Stock currently outstanding. For purposes of clarity, the maximum aggregate cash consideration payable to the holders of 12.25% Preferred Stock and 13.0% Preferred Stock in connection with this transaction shall equal $50.2 million, and the maximum aggregate number of shares of Class A common stock the Company will issue is equal to 35.3 million shares.

Consent	By tendering shares of preferred stock in the exchange offer, holders will also provide their consent to (i) amend the respective Certificates of Designation governing each series of Preferred Stock as set forth on Schedule I hereto to eliminate all voting rights, other than voting rights required by law, and the restrictive covenants set forth in the respective Certificates of Designation listed on such Schedule I hereto for a period of eighteen months from the exchange offer expiration date, after which date a revised set of covenants as set forth on Schedule I hereto would be included in the respective Certificates of Designation as long as an aggregate of at least 15,000 shares of Preferred Stock is outstanding, and (ii) waive compliance by the Company with these provisions of the Certificates of Designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. To amend the Certificates of Designation and obtain waivers of compliance by the Company with the provisions to be eliminated by the proposed amendments, the Company must receive consents from holders of a majority of the outstanding shares of each series of Preferred Stock. Further, in order to amend the Certificates of Designation the Company will need to amend its certificate of incorporation, which requires the consent of a majority of the Class A common stock and Class B common stock.

Pro Rating Participation	To the extent holders owning greater than 70% of the current outstanding shares of 12.25% Preferred Stock and 13.00% Preferred Stock validly tender their shares in connection with the exchange offer, such holders participation in the exchange offer shall be subject to cutback on a pro rata basis.

DOBSON COMMUNICATIONS CORP.
SCHEDULE I — AMENDMENTS TO CERTIFICATES OF DESIGNATION
GOVERNING PREFERRED STOCK
Covenants to Remain Unamended

•	Requirement to make change of control offer

•	Restriction on payment of cash dividends on one series of preferred without paying dividends on Parity Securities (This will be amended, with waivers to give immediate effect at closing, so it only restricts the payment of cash dividends (unlike current covenant, which also restricts payment in kind))

•	Restriction on payment of cash dividends on common stock while dividends are in arrears

•	Restriction on issuance of any preferred equity senior to existing preferred stock
Covenants and Rights to be Waived and Permanently Eliminated

•	Restriction on ability to repurchase Parity Securities if there are unpaid dividends on preferred stock
Covenants Which Will be Waived But Will “Spring Back” (Subject to Springing Conditions) on the Date Which is 18 Months From the Expiration Date of the Exchange Offer (the “18 Month Date”)

•	Limitation on dividend blockers (This covenant as revised would not act as a dividend blocker if permitted under the terms of the company’s senior unsecured indenture in effect as of the date hereof or the 18 Month Date)

•	Limitation on consolidation, merger and sale of assets (This covenant as revised would not limit consolidation, merger and sale of assets if permitted under the terms of the company’s senior unsecured indenture in effect as of the date hereof or the 18 Month Date)

•	Ability to elect directors if dividends in arrears

•	Limitation on indebtedness (This covenant as revised would not restrict debt incurrence if permitted under the terms of the company’s senior unsecured indenture in effect as of the date hereof or the 18 Month Date)

•	Limitation on senior subordinated indebtedness

•	Limitation on liens

•	Limitation on restricted payments (This covenant as revised would not restrict restricted payments if permitted under the company’s senior unsecured indenture in effect as of the date hereof or the 18 Month Date)

•	Limitation on issuance and sale of capital stock of subsidiaries

•	Limitation on related party transactions

•	Limitations on senior preferred stock

•	Limitations on asset sales

•	Reports to holders
Conditions to Covenant Reinstatement

•	Covenants only reinstated if at least 15,000 shares in the aggregate of 12 1/4% and 13% preferred stock remain outstanding on 18 month anniversary of closing date of exchange offer

•	If at any time after covenants are reinstated, aggregate number of shares outstanding of 12 1/4% and 13% preferred stock falls below 15,000, covenants are eliminated

•	Holders of a majority of the outstanding 12 1/4% and 13% preferred stock, voting together as a single class, can waive compliance with any of the covenants

The Exchange Agent for the Exchange Offer is:
UMB Bank, N.A.
928 Grand Boulevard
Kansas City, Missouri 64106
Call Toll-Free:
(800) 884-4225
      Questions or requests for assistance or additional copies of this prospectus and the letters of transmittal and consents may be directed to the information agent at its address and telephone number set forth below. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.
The Information Agent for the Exchange Offer is:
Bondholder Communications Group
Internet: www.Bondcom.com/ Dobson

New York	London

Bondholder Communications Group	Bondholder Communications Group
Attention: Dolly Cimarron	Attention: Dolly Cimarron
30 Broad Street, 46th Floor	Prince Rupert House, 3rd Floor
New York, New York 10004	64 Queen Street
Tel: 888-385-BOND (2885) Toll-Free	London EC4R 1AD
(212)809-2663	Tel: 44-(0)207-236-0788
Email: DCimarron@bondcom.com	Email: DCimarron@bondcom.com
      Questions regarding the terms of the offer may be directed to the dealer manager and solicitation agent.
The Dealer Manager and Solicitation Agent for the Exchange Offer is:
Houlihan Lokey Howard & Zukin Capital, Inc.
1930 Century Park West
Los Angeles, California 90067